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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

PROSPECTUS

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-138810

17,869,565 Units
Representing Limited Liability Company Interests

This prospectus relates to 17,869,565 of our units to be offered by subsidiaries of Valero Energy Corporation. We indirectly own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P., a publicly traded Delaware limited partnership engaged in the crude oil and refined product transportation, terminalling and storage business. Our units are listed on the New York Stock Exchange, under the symbol "VEH." The last reported sales price of our units on the New York Stock Exchange on December 18, 2006, was $21.62 per unit.

All of the units being sold in this offering are being offered by subsidiaries of Valero Energy Corporation. In addition, William E. Greehey, our Chairman, has agreed to purchase in a private sale 4,700,000 of unregistered units from a subsidiary of Valero Energy Corporation at a per unit price equal to the price paid by the public unitholders in this offering. We will receive none of the proceeds from the private sale or this offering. Following the private sale and this offering, a subsidiary of Valero Energy Corporation will own 2,680,435 of our units, or approximately 6% of our outstanding membership interests. If the underwriters exercise their option to purchase additional units in full then the ownership interest in us held by a subsidiary of Valero Energy Corporation will be reduced to zero.

Investing in our units involves risks. Please read "Risk Factors" beginning on page 18.

These risks include the following:

  •
  Our only cash generating assets are our indirect ownership interests in Valero L.P., and our cash flow is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us.

  •
  Valero L.P.'s unitholders, excluding the owner of Valero L.P.'s general partner, have the right to remove Valero L.P.'s general partner by a simple majority vote, which would cause us to divest our indirect general partner interest and incentive distribution rights in Valero L.P. in exchange for cash or common units of Valero L.P. and cause us to lose our ability to manage Valero L.P.

  •
  Although we manage Valero L.P. through our indirect ownership of its general partner, Valero L.P.'s general partner owes fiduciary duties to Valero L.P. and Valero L.P.'s unitholders, which may conflict with our interests.

  •
  If we or Valero L.P. were treated as a corporation for federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.

  •
  Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

	Per Unit	Total
Public offering price	$21.6200	$386,339,995
Underwriting discount	$0.8648	$15,453,600
Proceeds to selling unitholders (before expenses)	$20.7552	$370,886,395

Diamond Shamrock Refining and Marketing Company, a wholly owned subsidiary of Valero Energy Corporation, has granted the underwriters a 30-day option to purchase up to an additional 2,680,435 units on the same terms and conditions as set forth in this prospectus if the underwriters sell more than 17,869,565 units in this offering. We will not receive any proceeds from any units to be sold by such selling unitholder upon any exercise of the underwriters' option to purchase additional units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the units on or about December 22, 2006.

LEHMAN BROTHERS	UBS INVESTMENT BANK	CITIGROUP	MORGAN STANLEY
GOLDMAN, SACHS & CO.	RBC CAPITAL MARKETS	WACHOVIA SECURITIES

December 18, 2006

Valero L.P. System Overview

Canada
Mexico
UK and Amsterdam
Caribbean
Netherland Antilles
St. Eustatius
Nova Scotia
Point Tupper
Tacoma
Vancouver (2)
Portland
WA
OR
ID
MT
WY
ND
SD
NE
MN
WI
IA
MI
NV
UT
CO
KS
MO
IL
IN
OH
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
WV
VA
KY
TN
NC
SC
GA
AL
MS
AR
LA
OK
TX
NM
AZ
CA
FL
Mandan BNRR
Jamestown (North)
Jamestown (East)
Moorhead
Sauk Centre
BNRR
Twin Cities (Roseville)
Aberdeen
Wolsey
Mitchell
Sioux Falls
Rock Rapids
Milford
Yankton
Le Mars
Norfolk
Council Bluffs
Columbus
North Platte
Osceola
Geneva
Phillipsburg
Cheyenne Wells
Concordia
Salina
Hutchinson
Winona
Milwaukee
Blue Island
Peru
Indianapolis
Linden (2)
Paulsboro
Baltimore
Andrews AFB
Dumfries
Piney Point
Salisbury
Virginia Beach
Pittsburg
Asphalt
Selby
Stockton
Reno
Los Angeles
Denver
Colorado Springs
Rosario Asphalt
Albuquerque
Hooker
Clawson
Catoosa Asphalt
Wynnewood
Wasson
Dixon
Amarillo
Wichita Falls
Ringgold
Abernathy
Lubbock
Southlake
Alamogordo
El Paso
Tucson
San Antonio East
Valero
San Antonio South
Pettus
Houston Asphalt
Mont Belvieu
Hobby
Texas City (2)
Placedo
Laredo
Nuevo Laredo
Corpus Christi
Edinburg
Harlingen
Brownsville
Burgos Basin (PEMEX)
St. James
Westwego
Moundville
Bremen
Macon
Columbus
Montgomery
Savannah
Brunswick
Jacksonville
Grangemouth
Glasgow
Belfast
Ireland
Runcorn
Eastham
United Kingdom
Amsterdam
Netherlands
Grays
Denmark
Norway
Germany
Belgium
Luxembourg
France
LEGEND
Valero Headquarters/International Office
Valero LP Refined Product Terminals
Third-Party Terminal
Crude Oil Storage Facilities
Crude Oil Storage Tanks
Origin/Termination Points
Central West Crude Oil Pipelines System
Central West Refined Products Pipelines System
Single-Use Refined Product Pipelines
Single-Use Crude Oil Pipeline
North Refined Products Pipelines System
East Refined Products Pipelines System
Ammonia Pipelines System
Hydrogen Products Pipeline

TABLE OF CONTENTS

PROSPECTUS SUMMARY
Valero GP Holdings, LLC
Recent Events
Our Structure and Management
The Offering
Valero L.P.
Summary of Risk Factors
Risks Inherent in an Investment in Us
Risks Related to Conflicts of Interest
Risks Related to Valero L.P.'s Business
Tax Risks to Our Unitholders
Summary of Conflicts of Interest
Summary Historical and Pro Forma Financial Data—Valero GP Holdings, LLC
Summary Historical and Pro Forma Financial Data—Valero L.P.
RISK FACTORS
Risks Inherent in an Investment in Us
Risks Related to Conflicts of Interest
Risks Related to Valero L.P.'s Business
Tax Risks to Our Unitholders
USE OF PROCEEDS
CAPITALIZATION
OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS
General
Our Current Distribution Rate
Our Sources of Distributable Cash
PRICE RANGE OF UNITS AND DISTRIBUTIONS
Distributions of Available Cash
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA—VALERO GP HOLDINGS, LLC
SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA—VALERO L.P.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Valero GP Holdings, LLC
Overview
Results of Operations
Liquidity and Capital Resources
Critical Accounting Policies
Valero L.P.
Recent Developments
Overview
Results of Operations
Liquidity and Capital Resources
Related Party Transactions
Environmental, Health and Safety
Critical Accounting Policies
Quantitative and Qualitative Disclosures about Market Risk
BUSINESS OF VALERO GP HOLDINGS, LLC
General
Recent Events
Employees
Environmental and Safety Regulation
Title to Properties
Legal Proceedings
BUSINESS OF VALERO L.P.
General
Business Segments
Refined Product Terminals
Refined Product Pipelines
Crude Oil Pipelines
Crude Oil Storage Tanks
Employees
Rate Regulation
Environmental and Safety Regulation
Title to Properties
Legal Proceedings and Other Contingencies
MANAGEMENT
Valero GP Holdings, LLC
Our Board of Directors
Our Board of Directors and Executive Officers
Executive Compensation
Employment Agreements
Compensation of Directors
Long-Term Incentive Plan
Valero L.P.
Directors and Executive Officers of Valero GP, LLC
Executive Compensation
Option Grants and Related Information
Retirement Benefits
Compensation of Directors
Compensation Committee Interlocks and Insider Participation

i

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Valero GP Holdings, LLC
Valero L.P.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Relationship with Valero L.P. and its General Partner, Riverwalk Logistics, L.P.
Indemnification of Directors and Officers
Related Party Transactions
Valero L.P.'s Relationship with Valero Energy
CONFLICTS OF INTEREST AND FIDUCIARY DUTIES
General
Potential Future Conflicts
DESCRIPTION OF OUR UNITS
Transfer Agent and Registrar
Transfer of Units
Rights Agreement
DESCRIPTION OF OUR LIMITED LIABILITY COMPANY AGREEMENT
Organization and Duration
Purpose
Fiduciary Duties
Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney
Capital Contributions
Limited Liability
Voting Rights
Issuance of Additional Securities
Election of Members of Our Board of Directors
Removal of Members of Our Board of Directors
Amendment of Our Limited Liability Company Agreement
Merger, Sale or Other Disposition of Assets
Termination and Dissolution
Liquidation and Distribution of Proceeds
Anti-Takeover Provisions
Limited Call Right
Meetings; Voting
Non-Citizen Assignees; Redemption
Indemnification
Books and Reports
Right to Inspect Our Books and Records
Registration Rights
MATERIAL PROVISIONS OF VALERO L.P.'S PARTNERSHIP AGREEMENT
Organization and Duration
Purpose
Power of Attorney
Capital Contributions
Limited Liability
Issuance of Additional Securities
Amendment of the Partnership Agreement
Termination and Dissolution
Liquidation and Distribution of Proceeds
Withdrawal or Removal of the General Partner
Transfer of General Partner Interests
Change of Management Provisions
Limited Call Right
Meetings; Voting
Transfer of Units and Status as a Limited Partner or Assignee
Non-Citizen Assignees; Redemption
Indemnification
Books and Reports
Right to Inspect Valero L.P.'s Books and Records
Registration Rights
CASH DISTRIBUTION POLICY OF VALERO L.P.
Distributions of Available Cash
Operating Surplus and Capital Surplus
Distributions of Available Cash from Operating Surplus
Distributions of Available Cash from Capital Surplus
Incentive Distribution Rights
Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels
Distributions of Cash upon Liquidation
UNITS ELIGIBLE FOR FUTURE SALE
MATERIAL TAX CONSEQUENCES
Partnership Status
Limited Partner Status
Tax Consequences of Unit Ownership
Tax Treatment of Operations
Disposition of Units
Uniformity of Units
Tax-Exempt Organizations and Other Investors
Administrative Matters
State, Local, Foreign and Other Tax Considerations
INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

ii

SELLING UNITHOLDERS
UNDERWRITING
Commissions and Expenses
Option to Purchase Additional Units
Lock-Up Agreements
Indemnification
Stabilization, Short Positions and Penalty Bids
Electronic Distribution
New York Stock Exchange
Stamp Taxes
Relationships
NASD Conduct Rules
Selling Restrictions
VALIDITY OF THE UNITS
EXPERTS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling unitholders are not, and the underwriters are not, offering to sell units or seeking offers to buy units in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the units offered hereby.

iii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters do not exercise their option to purchase additional units. Furthermore, you should carefully read "—Summary of Risk Factors" and "Risk Factors" for information about important risks that you should consider before making a decision to purchase units in this offering.

        References in this prospectus to "we," "us," "Valero GP Holdings" and "our" refer to Valero GP Holdings, LLC and its wholly owned subsidiaries unless the context indicates otherwise. References in this prospectus to "Valero L.P." refer to Valero L.P. and its wholly owned subsidiaries. References to "Valero Energy" refer to Valero Energy Corporation and its wholly owned subsidiaries, unless the context indicates otherwise. References in this prospectus to our "consolidated financial statements," "consolidated financial data," and "consolidated balance sheet data" refer to data or information derived from the consolidated financial statements of Valero GP Holdings.

Valero GP Holdings, LLC

        Our only cash generating assets are our indirect ownership interests in Valero L.P., a publicly traded Delaware limited partnership (New York Stock Exchange symbol: VLI). Valero L.P., through its subsidiaries, operates independent terminals and petroleum liquids pipeline systems in the United States and also operates terminals in the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. Our aggregate ownership interests in Valero L.P. consist of the following:

  •
  the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

  •
  100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

  •
  10,220,870 common units of Valero L.P., representing a 21.4% limited partner interest in Valero L.P.

        Subsidiaries of Valero Energy currently own approximately 59% of our outstanding units. Mr. Greehey, the Chairman of our board of directors as well as the board of Valero Energy, has agreed to purchase 4,700,000 unregistered units in a private sale from a subsidiary of Valero Energy at a per unit price equal to the price paid by the public unitholders in this offering subject to and at the closing of this offering. After the private sale to Mr. Greehey and this offering, a subsidiary of Valero Energy will own approximately 6%, and Mr. Greehey will own approximately 12%, respectively, of our outstanding units. If the underwriters exercise their option to purchase additional units in full then the ownership interest in us held by a subsidiary of Valero Energy will be reduced to zero.

        Our primary objective is to increase per unit distributions to our unitholders by actively supporting Valero L.P. in executing its business strategy, which includes continued growth through expansion projects and strategic acquisitions. We may facilitate Valero L.P.'s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

        Valero L.P. is required by its partnership agreement to distribute all of its available cash at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Valero L.P.'s business or to provide funds for future distributions. Similarly, we are required by our limited liability company agreement to distribute all of our available cash at the end of each quarter, less reserves established by our board of directors. However, unlike Valero L.P., we do not have a general partner or incentive distribution rights. Therefore, all of our distributions are made on our units, which are the only class of security outstanding.

        Valero L.P. has an established historical record of paying quarterly cash distributions to its partners. Since its initial public offering in 2001, Valero L.P. has increased its quarterly cash distribution by approximately 52.5%, from $0.60 per unit, or $2.40 per unit on an annualized basis, to a current level of $0.915 per unit, or $3.66 per unit on an annualized basis. For the third quarter of 2006, we received a cash distribution from Valero L.P. of approximately $14.2 million (representing approximately $56.8 million on an annualized basis), consisting of $0.9 million on our 2% general partner interest, $3.9 million on the incentive distribution rights and $9.4 million on the units of Valero L.P. that we own. Based on this current distribution level, we expect that our quarterly cash distribution for the fourth quarter of 2006 will be at the current level of $0.32 per unit, or $1.28 per unit on an annualized basis.

        From April 16, 2001 through the third quarter of 2006, the total quarterly cash distributions declared and paid by Valero L.P. with respect to all of its partnership interests increased 504%, from approximately $7.9 million (adjusted to reflect the reduced amount of distributions that would have been paid had Valero L.P.'s redemption, on March 18, 2003, of 3,809,750 common units indirectly held by us occurred on April 16, 2001) to approximately $47.7 million. Over the same period, the adjusted quarterly cash distributions declared and paid by Valero L.P. with respect to our ownership interests increased 168%, from approximately $5.3 million, or 67% of Valero L.P.'s adjusted total quarterly distributions, to approximately $14.2 million, or 29.8% of Valero L.P.'s total quarterly distributions.

        Our ownership of Valero L.P.'s incentive distribution rights entitles us to receive the following percentages of cash distributed by Valero L.P. as the following target cash distribution levels are reached:

  •
  8.0% of all cash distributed in a quarter after $0.60 per unit has been distributed with respect to all units of Valero L.P. for that quarter until $0.66 per unit has been distributed; and

  •
  23.0% of all cash distributed in a quarter after $0.66 per unit has been distributed with respect to all units of Valero L.P. for that quarter.

        For the quarter ended September 30, 2006, Valero L.P. paid a distribution of $0.915 per unit, which means we received 23.0% of the $0.255 incremental cash distribution per unit in excess of the maximum target distribution level of $0.66. Because the incentive distribution rights currently participate at the maximum 23% target cash distribution level, future growth in distributions we receive from Valero L.P. will not result from an increase in the percentage of incremental cash distributed on the incentive distribution rights.

        The graph set forth below shows hypothetical cash distributions payable with respect to our ownership interests in Valero L.P. across an illustrative range of annualized distributions per unit made by Valero L.P. The graph shows the impact to us of Valero L.P.'s raising or lowering its per unit distribution from its current quarterly distribution of $0.915 per unit, or $3.66 per unit on an annualized basis, and is based upon the following assumptions:

  •
  Valero L.P.'s 46,809,749 common units outstanding as of November 10, 2006; and

  •
  our ownership of the 2% general partner interest in Valero L.P., the incentive distribution rights, and 10,220,870 common units.

        This information is presented for illustrative purposes only and is not intended to be a prediction of future performance. Valero L.P.'s cash distributions with respect to our ownership interests will vary depending on several factors, including Valero L.P.'s outstanding partnership interests on the record date for distribution, the per unit distribution and our relative ownership of partnership interests. In addition, the level of distributions we receive may be affected by the various risks associated with an investment in us and the underlying business of Valero L.P. Please read "Risk Factors."

Hypothetical Annual Cash Distributions to Valero GP Holdings, LLC

(a)
This represents the most recently declared distribution (third quarter 2006) presented on an annualized basis.

        Based on Valero L.P.'s current quarterly distribution, the number of our units that will be outstanding and our expected level of expenses and reserves that our board of directors believes prudent to maintain, we expect to make our quarterly cash distribution for the fourth quarter of 2006 at the current level of $0.32 per unit, or $1.28 per unit on an annualized basis. Due to our indirect ownership of Valero L.P.'s incentive distribution rights, our cash flows are affected by changes in Valero L.P.'s distributions to a greater extent than those of Valero L.P.'s common unitholders. If Valero L.P. is successful in implementing its business strategy and increasing distributions to its partners, including us, we generally would expect to increase distributions to our unitholders. The timing and amount of any such increase in our distributions will not necessarily be comparable to any increase in Valero L.P.'s distributions.

Recent Events

  Distribution Increase and Third Quarter Earnings

        On November 17, 2006 we paid, to our unitholders of record on November 7, 2006, a prorated distribution of $0.2574 per unit for the period from the closing of our initial public offering on July 19, 2006 to and including September 30, 2006. This distribution is based on our quarterly distribution of $0.32 per unit, which represents a $0.02 increase over the expected quarterly distribution at the time of our initial public offering.

        On November 8, 2006, Valero L.P. filed its Quarterly Report for the third quarter of 2006. Income from continuing operations was $41.2 million, or $0.79 per unit, as compared to $40.9 million, or $0.79 per unit, for the third quarter of 2005. As of September 30, 2006, Valero L.P.'s debt-to-capitalization ratio was 38.5% compared to 38.0% as of September 30, 2005. Valero L.P.'s per unit cash distribution also increased for the three months ended September 30, 2006, from $0.885 to $0.915, which resulted in Valero L.P.'s increasing its total cash distributions to its partners, including us.

        On November 8, 2006, we also filed our Quarterly Report for the third quarter of 2006. Third quarter earnings were $9.7 million, or $0.23 per unit.

  St. James Acquisition and Terminal Agreement

        On December 1, 2006, Valero Logistics Operations, L.P. (Valero Logistics Operations), a wholly owned subsidiary of Valero L.P., acquired a crude oil, storage and blending facility located on approximately 220 acres in St. James, Louisiana from Koch Supply and Trading, L.P. for $140 million. The facility includes 17 crude oil tanks with a combined capacity of 3.3 million barrels, and three docks with barge and ship access. The acquisition includes an additional 585 acres of undeveloped land.

        On September 20, 2006, Valero Logistics Operations and Valero Marketing and Supply Company (VMSC), a wholly owned subsidiary of Valero Energy, executed a terminal services agreement with respect to the terminalling facility at St. James, Louisiana. Pursuant to the St. James Terminal Agreement, Valero Logistics Operations will provide crude oil storage and blending services to VMSC for a minimum throughput fee of $1.175 million per month, plus $0.08 per barrel throughput in excess of 4 million barrels per month and $0.03 per barrel blended. The St. James Terminal Agreement has an initial term of five years, with an option to extend for an additional five years, provided that VMSC provides notice of its intent to extend the term at least one year prior to the expiration of the initial term.

  July 2006 Initial Public Offering

        On July 19, 2006, the closing of our initial public offering, wholly owned subsidiaries of Valero Energy sold 17,250,000 of our units. The proceeds, net of underwriting discounts, received by the selling unitholders were approximately $357.7 million. We did not receive any proceeds from the sale of the units in our initial public offering.

Our Structure and Management

        We were formed in June 2000 as a Delaware limited liability company. We own a 100% membership interest in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P.

        Our board of directors manages our operations and activities, including, among other things, establishing the quarterly cash distribution levels for our units and reserves that it believes prudent to maintain for the proper conduct of our business.

        We manage Valero L.P. through our ownership of Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., which in turn is the general partner of Valero L.P. We appoint the directors of Valero GP, LLC. Our officers are also officers of Valero GP, LLC. William E. Greehey is our Chairman of the Board as well as the Chairman of the Boards of Valero GP, LLC and Valero Energy. The board of Valero GP, LLC is responsible for overseeing Valero GP, LLC's role as the general partner of Riverwalk Logistics, L.P., the general partner of Valero L.P. We, as the sole owner of Valero GP, LLC, must also approve matters that have or would be reasonably expected to have a material effect on our interest as the sole member of Valero GP, LLC. Please read "Management."

        Our principal executive offices are located at One Valero Way, San Antonio, Texas 78249, and our telephone number is (210) 345-2000. Our website is located at www.valerogpholdings.com. Information contained on our website is not incorporated by reference into and does not constitute a part of this prospectus.

Ownership of Valero GP Holdings, LLC Giving Effect to the Private Sale and this Offering

Public Unitholders	81.6%
William E. Greehey(a)	12.1%
Valero Energy Corporation(a)	6.3%
Total	100.0%

Valero Energy Corporation
(NYSE: VLO)
and its wholly owned subsidiary
2,680,435 VEH Units(a)
William E. Greehey
5,155,000 VEH Units(a)
Public Unitholders
34,664,565 VEH Units
6.3% Membership Interest
12.1% Membership Interest
81.6% Membership Interest
Valero GP Holdings, LLC
(NYSE: VEH)
100% Membership Interest
100% Membership Interest
Valero GP, LLC
6,976 VLI Common Units
Riverwalk Holdings, LLC
10,213,894 VLI Common Units
0.1% General Partner Interest
99.9% Limited Partner Interest
0.02% Limited Partner Interest
Riverwalk Logistics, L.P.
Incentive Distribution Rights
Public Unitholders
36,588,879 VLI Common Units
2% General Partner Interest
21.38% Limited Partner Interest
76.60% Limited Partner Interest
Valero L.P.
(NYSE: VLI)
100% Ownership Interest
100% Ownership Interest
Valero Logistics Operations, L.P.
Kaneb Pipe Line Operating Partnership, L.P.

(a)
Reflects the sale by Diamond Shamrock Refining and Marketing Company to Mr. Greehey of 4,700,000 unregistered units in a private transaction. Also includes 455,000 units purchased by Mr. Greehey in connection with our initial public offering on July 19, 2006.

The Offering

Units offered by subsidiaries of Valero Energy Corporation	17,869,565 units or 20,550,000 units if the underwriters exercise their option to purchase additional units in full.
Private sale
Mr. Greehey has agreed to purchase 4,700,000 unregistered units in a private sale from a subsidiary of Valero Energy at a per unit price equal to the price paid by the public unitholders in this offering subject to and at the closing of this offering.
Units outstanding after this offering	42,500,000 units.
Use of proceeds	We will not receive any of the proceeds of this offering. Subsidiaries of Valero Energy will receive all the proceeds of this offering.
Cash distributions
On November 17, 2006, we paid unitholders a prorated distribution of $0.2574 per unit, based on our quarterly distribution rate of $0.32 per unit, for the period from the closing date of our initial public offering on July 19, 2006 to and including September 30, 2006.

Our cash distribution policy is to pay a quarterly cash distribution of $0.32 per unit, or $1.28 on an annualized basis, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses. However, we cannot assure you that we will declare or pay any distributions.
Limited call right
If at any time our affiliates own more than 80% of our outstanding units, our affiliates have the right, but not the obligation, to purchase all of the remaining units at a price not less than the then current market price of the units. After the private sale to Mr. Greehey and this offering, a subsidiary of Valero Energy will own approximately 6%, and Mr. Greehey will own approximately 12%, respectively, of our outstanding units.
Limited voting rights
If any person or group other than our affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires all of its units from our affiliates and any transferees of that person or group approved by our board of directors or to any person or group who acquires the units with the prior approval of our board of directors.
Staggered board
We have a staggered board of directors as a result of which only a portion of the members of our board of directors will be elected each year. Removal of directors will require a meeting of unitholders and cannot be done by written consent.

Preferred unit purchase rights
We have adopted a preferred unit purchase rights plan, which is designed to cause substantial dilution to anyone who may attempt to acquire us on terms not approved by our board of directors upon any triggering event, such as the acquisition of 15% of our outstanding units.
Estimated ratio of taxable income to distributions
We estimate that if you own the units you purchase in this offering through the record date for distributions for the period ending December 31, 2008, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed with respect to that period. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.
Exchange listing	Our units are listed on the New York Stock Exchange under the symbol "VEH."

Valero L.P.

        Valero L.P. is a publicly traded Delaware limited partnership based in San Antonio, Texas, engaged in the crude oil and refined product transportation, terminalling and storage business. On July 1, 2005, Valero L.P. completed the acquisition of Kaneb Services LLC (KSL) and Kaneb Pipe Line Partners, L.P. (KPP, and, together with KSL, Kaneb). Valero L.P. operates independent terminals and petroleum liquids pipeline systems in the United States and also operates terminals in the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. On March 30, 2006, Valero L.P. sold its subsidiaries in Australia and New Zealand, which own eight terminals with a storage capacity of 1.1 million barrels.

        On December 1, 2006, Valero Logistics Operations, a wholly owned subsidiary of Valero L.P., acquired a crude oil, storage and blending facility located on approximately 220 acres in St. James, Louisiana from Koch Supply and Trading, L.P. for $140 million. The facility includes 17 crude oil tanks with a combined capacity of 3.3 million barrels, and three docks with barge and ship access. The acquisition includes an additional 585 acres of undeveloped land.

        Valero L.P. has four business segments, consisting of refined product terminals, refined product pipelines, crude oil pipelines, and crude oil storage tanks. As of September 30, 2006, Valero L.P.'s assets consisted of a diversified portfolio of logistics assets, including:

  •
  67 refined product terminal facilities providing approximately 58.0 million barrels of storage capacity;

  •
  8,449 miles of refined product pipelines, including 2,000 miles of anhydrous ammonia pipelines, with 21 associated terminals providing storage capacity of 4.8 million barrels;

  •
  854 miles of crude oil pipelines with 11 associated storage tanks providing storage capacity of 1.7 million barrels; and

  •
  60 crude oil storage tanks providing storage capacity of 12.5 million barrels.

        For a more detailed description of each segment's assets and operations, please read "Business of Valero L.P.—Business Segments." For a description of each segment's results of operations and revenues, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Valero L.P."

        Valero L.P.'s business strategy is to increase per unit cash distributions to its partners through three primary strategic initiatives:

  •
  continuous improvement of its operations through initiatives focused on matters such as improving safety and environmental stewardship, cost controls and asset reliability and integrity;

  •
  external growth initiatives from acquisitions that meet its financial and strategic criteria; and

  •
  internal growth initiatives comprised of enhancing the utilization of its existing assets by expanding its business with current and new customers as well as investing in accretive expansion projects.

        Valero L.P.'s principal executive offices are located at One Valero Way, San Antonio, Texas 78249, and its phone number is (210) 345-2000. Valero L.P. maintains a website at www.valerolp.com that provides information about its business and operations. Valero L.P. also files annual, quarterly and current reports and other information with the Securities and Exchange Commission, or SEC. Valero L.P.'s SEC filings are available to the public at the SEC's website at www.sec.gov. You may also read and copy any document Valero L.P. files at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Information contained on these websites, and the reports filed by Valero L.P. with the SEC are not incorporated by reference into and do not constitute a part of this prospectus.

Summary of Risk Factors

        An investment in our units involves risks associated with us and Valero L.P. and the tax characteristics associated with our units. You should consider carefully all the risk factors together with all of the other information included in this prospectus before you invest in our units. The risks related to an investment in us, conflicts of interest, Valero L.P.'s business and tax consequences to our unitholders are described under the caption "Risk Factors." These risks include, but are not limited to, those described below:

Risks Inherent in an Investment in Us

  •
  Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow and ability to make distributions is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us. If Valero L.P. does not make cash distributions or reduces the level of cash distributions to its partners, we may not have sufficient cash to pay distributions at our current quarterly distribution level or at all.

  •
  In the future, we may not have sufficient cash to pay distributions at our current quarterly distribution level or to increase distributions.

  •
  Valero L.P.'s unitholders, excluding the owner of Valero L.P.'s general partner, have the right to remove Valero L.P.'s general partner by a simple majority vote, which would cause us to divest our indirect general partner interest and incentive distribution rights in Valero L.P. in exchange for cash or common units of Valero L.P. and cause us to lose our ability to manage Valero L.P.

  •
  Valero L.P.'s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate the growth strategy of Valero L.P. Our board of directors can give this consent without a vote of our unitholders.

  •
  The amount of cash distributions that we will be able to distribute to you will be reduced by the costs associated with our being a public company, other general and administrative expenses and any reserves that our board of directors believes prudent to maintain for the proper conduct of our business and for future distributions.

  •
  Restrictions in our credit facility could limit our ability to make distributions to our unitholders.

  •
  Our ability to sell our ownership interests in Valero L.P. may be limited by securities laws restrictions and liquidity constraints.

  •
  Distributions on our incentive distribution rights in Valero L.P. are more uncertain than distributions on the common units we hold.

Risks Related to Conflicts of Interest

  •
  Although we manage Valero L.P. through our indirect ownership of its general partner, Valero L.P.'s general partner owes fiduciary duties to Valero L.P. and Valero L.P.'s unitholders, which may conflict with our interests.

  •
  Our limited liability company agreement limits and modifies our directors' fiduciary duties and the fiduciary duties of our officers and directors may conflict with those of Valero L.P.'s general partner's officers and directors.

  •
  Upon completion of this offering, Valero Energy and its affiliates may directly compete with Valero L.P., which could cause conflicts of interest and may adversely impact Valero L.P., and as a result, our results of operations and cash available for distribution.

Risks Related to Valero L.P.'s Business

  •
  A decline in production at the Valero Energy refineries Valero L.P. serves or the Tesoro Mandan refinery could materially reduce the volume of crude oil and refined petroleum products Valero L.P. transports or stores in its assets.

  •
  Valero L.P.'s future financial and operating flexibility may be adversely affected by restrictions in its debt agreements and by its, our and Valero Energy's leverage.

  •
  Valero L.P.'s subsidiary, Valero Logistics Operations, may be unable to purchase any senior notes tendered upon a change of control of Valero GP Holdings, which will occur upon the completion of this offering.

  •
  Valero L.P. may not be able to generate sufficient cash from operations to enable it to pay quarterly distributions on its units every quarter.

  •
  Valero L.P. depends on Valero Energy for a significant portion of its revenues and throughputs of crude oil and refined products. Any reduction in the crude oil and refined products that Valero L.P. transports or stores for Valero Energy, as a result of scheduled or unscheduled refinery maintenance, upgrades or shutdowns, non-renewal of contracts or otherwise, could result in a decline in Valero L.P.'s revenues, earnings and cash available to pay distributions.

  •
  Under the Pipelines and Terminals Usage Agreement, Valero Energy may use other transportation methods or providers for up to 25% of the crude oil processed and refined products produced at the Ardmore, McKee and Three Rivers refineries. Furthermore, Valero Energy is not required to use Valero L.P.'s pipelines if there is a change in market conditions that has a material adverse effect on Valero Energy for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries. These factors could adversely affect Valero L.P.'s ability to make distributions to its unitholders, including us.

  •
  Increases in natural gas and power prices could adversely affect Valero L.P.'s ability to make distributions to its partners, including us.

  •
  Valero L.P.'s operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require Valero L.P. to make substantial expenditures.

Tax Risks to Our Unitholders

  •
  If we or Valero L.P. were treated as a corporation for federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.

  •
  As a result of investing in our units, you will likely be subject to state and local taxes and return filing requirements.

  •
  A successful IRS contest of the federal income tax positions we or Valero L.P. take may adversely impact the market for our or Valero L.P.'s units, and the costs of any contest will reduce cash available for distribution to our unitholders.

  •
  Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

  •
  The sale or exchange of 50% or more of our or Valero L.P.'s capital and profits interests, within a twelve-month period, will result in a termination of our or Valero L.P.'s partnership for federal income tax purposes. Valero Energy's sale of its interests in us in this offering will result in the sale of 50% or more of the total interests in our capital and profits within a twelve-month period, resulting in a termination of our partnership for federal income tax purposes. Please read "Material Tax Consequences—Disposition of Units—Constructive Termination."

Summary of Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships among us, Valero Energy, Valero L.P. and its general partner, and their affiliates. Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. At the same time, Valero GP, LLC and its directors and officers have fiduciary duties to manage Valero L.P.'s business in a manner beneficial to Valero L.P. and its partners, including us. William E. Greehey is our Chairman of the Board as well as the Chairman of the Boards of Valero GP, LLC and Valero Energy. After the private sale by a subsidiary of Valero Energy to Mr. Greehey of 4,700,000 unregistered units and this offering, Mr. Greehey will own approximately 12% of our outstanding units. Additionally, all of our executive officers also serve as executive officers of Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., and, as a result, have fiduciary duties to manage the business of Valero L.P. in a manner beneficial to Valero L.P. and its partners. Mr. Greehey and these officers may encounter situations in which their fiduciary obligations to Valero L.P., on the one hand, and us, on the other hand, are in conflict. The partnership agreement of Valero L.P. and our limited liability company agreement provide several ways of resolving these conflicts of interest, including the approval of the conflicts committees of independent directors of Valero GP, LLC and us. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For a more detailed description of the conflicts of interest involving us and the resolution of these conflicts, please read "Conflicts of Interest and Fiduciary Duties."

        Upon completion of this offering, Valero Energy and its affiliates will no longer be prohibited from engaging in the business of transporting crude oil or refined petroleum products (including petrochemicals) or operating crude oil storage or refined petroleum products terminalling assets in the United States. Valero Energy may then directly compete with Valero L.P., which could cause conflicts of interest among these entities and adversely impact Valero L.P.'s results of operations and cash available for distribution and therefore our cash available for distribution. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly-traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity.

        If Valero Energy's or an investment grade entity's ownership interest in us decreases below 51%, as contemplated by this offering, the indentures for Valero Logistics Operations' senior notes require Valero Logistics Operations to offer to repurchase all outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest.

        Our limited liability company agreement provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL.

        Our limited liability company agreement limits the liability and reduces the fiduciary duties of our board of directors to our unitholders. Our limited liability company agreement also restricts the remedies available to unitholders for actions that might otherwise constitute a breach of our board of directors' fiduciary duties owed to unitholders. By purchasing our units, you are treated as having consented to various actions contemplated in the limited liability company agreement and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law. Please read "Conflicts of Interest and Fiduciary Duties—Potential Future Conflicts—Fiduciary Duties."

        Our limited liability company agreement permits affiliates of our directors to invest or engage in other businesses or activities that compete with us. Our limited liability company agreement authorizes our board of directors to establish a conflicts committee, consisting solely of independent directors, which will be responsible for reviewing transactions involving potential conflicts of interest on behalf of our public unitholders. Our independent directors will not be the same as the independent directors who serve on the conflicts committee of Valero GP, LLC. If our conflicts committee approves a transaction involving a potential conflict, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers. By purchasing our units, you are treated as having consented to various actions contemplated in the limited liability company agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

        For a description of our other relationships with our affiliates, please read "Certain Relationships and Related Transactions."

Summary Historical and Pro Forma Financial Data—Valero GP Holdings, LLC

        The following table sets forth, for the periods and at the dates indicated, summary historical and pro forma financial data for Valero GP Holdings (in thousands, except per unit amounts). On June 1, 2006, Valero Energy contributed its ownership interests in Valero GP, LLC to Valero GP Holdings, which was accounted for as a transaction between entities under common control. Therefore, the financial information for all periods prior to June 1, 2006 has been restated to include Valero GP, LLC. Prior to March 18, 2003, the financial statements of Valero GP Holdings also consolidated the financial statements of Valero L.P. On March 18, 2003, Valero GP Holdings began accounting for its investment in Valero L.P. under the equity method, which is discussed in note 4 to the audited financial statements of Valero GP Holdings included elsewhere in this prospectus. The summary historical financial data as of December 31, 2004 and 2005 and September 30, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 should be read in conjunction with the financial statements of Valero GP Holdings, Valero L.P. and Kaneb included elsewhere in this prospectus. The summary pro forma financial data as of September 30, 2006 and for the year ended December 31, 2005 and the nine months ended September 30, 2006 should be read in conjunction with the unaudited pro forma financial statements of Valero GP Holdings included elsewhere in this prospectus.

        The summary pro forma statement of income data for the year ended December 31, 2005 and the nine months ended September 30, 2006 reflects the pro forma effect of two separate transactions. First, Valero GP Holdings' equity in income of Valero L.P. for the year ended December 31, 2005 is adjusted to reflect the effect of the acquisition of Kaneb by Valero L.P., including the effect of the sale of certain assets acquired from Kaneb, as if those transactions occurred on January 1, 2005. Second, the effects of our initial public offering and this offering are reflected as if they had occurred on January 1, 2005, including (a) the elimination of interest expense on Valero GP Holdings' notes payable to affiliates resulting from a capital contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries; (b) the incurrence of incremental general and administrative expenses that Valero GP Holdings will incur under the Administration Agreement with Valero GP, LLC for certain administrative services to be provided by Valero GP, LLC; and (c) incremental tax expense as a result of Valero GP, LLC's election to be treated as a taxable entity.

        Pro forma balance sheet information as of September 30, 2006 is not presented because the effects of the above transactions are reflected in the historical balance sheet as of September 30, 2006. Additionally, the effects of this offering have not been reflected in a pro forma balance sheet because Valero GP Holdings will not receive any proceeds from this offering.

	Historical							Pro Forma
						Nine Months Ended September 30,
	Year Ended December 31,									Nine Months Ended September 30, 2006
								Year Ended December 31, 2005
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)		(unaudited)
Statement of Income Data:
Total revenues, including equity in earnings of Valero L.P.	$98,827	$118,458	$52,286	$35,314	$37,646	$29,543	$32,141	$25,951		$32,141

Costs and expenses:
Operating expenses	33,583	37,838	9,484	—	—	—	—	—		—
General and administrative expenses	5,349	7,023	1,562	91	28	16	903	500	(f)	1,153 (f)
Depreciation and amortization expense	13,390	13,708	2,975	—	—	—	—	—		—

Total costs and expenses	52,322	58,569	14,021	91	28	16	903	500		1,153

Operating income	46,505	59,889	38,265	35,223	37,618	29,527	31,238	25,451		30,988
Other income (expense), net	3,179	3,190	705	401	567	447	(249)	456		(249)
Interest expense, net	(3,811)	(21,686)	(20,283)	(17,110)	(17,778)	(13,220)	(10,321)	—		(6)
Minority interest(a)	(9,393)	(14,109)	(2,400)	—	—	—	—	—		—

Income before income tax expense	36,480	27,284	16,287	18,514	20,407	16,754	20,668	25,907		30,733
Income tax expense	—	396	33	67	114	65	273	99		304

Net income	$36,480	$26,888	$16,254	$18,447	$20,293	$16,689	$20,395	$25,808		$30,429

Earnings per unit(b)	$0.86	$0.63	$0.38	$0.43	$0.48	$0.39	$0.48	$0.61		$0.72

Balance Sheet Data (at period end):
Total assets	$729,188	$760,256	$392,937	$388,991	$410,314		$581,745
Total debt(c)	285,519	386,816	283,797	270,597	265,961		1,000
Members' equity(d)	309,278	244,771	105,960	113,975	141,780		559,733
	Historical
	Year Ended December 31,					Nine Months Ended September 30,
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)
Other Financial Data:
Net cash provided by operating activities	$77,132	$60,369	$23,033	$22,183	$16,731	$15,376	$21,333
Net cash provided by (used in)investing activities	(17,926)	(80,607)	(17,060)	1,521	(19,606)	(24,418)	7,584
Net cash provided by (used in) financing activities	(51,414)	45,975	296,679	(23,632)	2,876	9,043	(27,922)
Distributions received from Valero L.P.(e)	15,872	39,130	36,013	37,964	44,745	32,076	39,549

(a)
Minority interest represents the proportionate interest of public unitholders in the net income of Valero L.P. during the period that Valero GP Holdings consolidated Valero L.P.

(b)
On June 28, 2006, our existing membership interests were represented by 10,000,000 units. In connection with our initial public offering on July 19, 2006, we effected a 4.25-for-1 split, resulting in total outstanding units of 42,500,000. Prior to June 28, 2006, we had no units outstanding. Our earnings per unit amounts assume that 42,500,000 units were outstanding for all periods presented.

(c)
Total debt as of December 31, 2001 and 2002 includes $26.9 million and $110.4 million, respectively, of Valero L.P.'s outstanding debt, prior to the ceasing of consolidation of Valero L.P. on March 18, 2003. The remainder of the debt at the end of 2001 and 2002 and all of the debt as of December 31, 2003, 2004 and 2005 represents notes payable by Valero GP Holdings to subsidiaries of Valero Energy. On July 19, 2006, subsidiaries of Valero Energy made a capital contribution to us in the form of notes issued by us and held by those Valero Energy subsidiaries. As a result, the debt outstanding at September 30, 2006 relates to amounts outstanding under our credit facility.

(d)
Members' equity in the historical balance sheet decreased from December 31, 2002 to December 31, 2003 as a result of the distribution to Valero GP Holdings' members of the proceeds received from the redemption by Valero L.P. of 3,809,750 common units held by Valero GP Holdings. Members' equity as of September 30, 2006 is significantly higher than prior periods in the historical balance sheet due to the capital contribution of notes from Valero Energy subsidiaries discussed in footnote (c) above.

(e)
Distributions received from Valero L.P. for the years ended December 31, 2001, 2002 and 2003 include distributions received by Valero GP Holdings prior to the ceasing of consolidation of Valero L.P. on March 18, 2003, which were eliminated in the combined statements of cash flows, and therefore these amounts are not derived from the historical statements of cash flows.

(f)
Reflects contractual amounts incurred pursuant to the Administration Agreement. Please read "Certain Relationships and Related Transactions—Related Party Transactions."

Summary Historical and Pro Forma Financial Data—Valero L.P.

        The following table sets forth, for the periods and at the dates indicated, summary historical and pro forma financial data for Valero L.P. (dollars in thousands, except per unit data). The summary historical financial data as of December 31, 2004 and 2005 and September 30, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 should be read in conjunction with the financial statements of Valero L.P. included elsewhere in this prospectus. The summary pro forma financial data for the year ended December 31, 2005 should be read in conjunction with the unaudited pro forma financial statements of Valero L.P. included elsewhere in this prospectus.

        The summary pro forma statement of income data for the year ended December 31, 2005 assumes:

  •
  the acquisition of Kaneb by Valero L.P. occurred on January 1, 2005;

  •
  the sale of certain assets acquired as part of the acquisition of Kaneb for $455 million occurred on January 1, 2005 and that the proceeds from such sale were used to repay debt;

  •
  the sale of Martin Oil LLC, a wholly owned subsidiary of Kaneb that was acquired as part of the acquisition of Kaneb, to Valero Energy for $26.8 million occurred on January 1, 2005 and that the proceeds were used to repay debt; and

  •
  the sale of Valero L.P.'s subsidiaries in Australia and New Zealand, which were acquired in connection with the acquisition of Kaneb and which Valero L.P. sold on March 30, 2006 for $65 million plus working capital adjustments, occurred on January 1, 2005 and that the proceeds were used to repay debt.

        Summary pro forma financial data as of and for the nine months ended September 30, 2006 is not presented because the transactions discussed above are reflected in Valero L.P.'s historical financial statements as of and for the nine months ended September 30, 2006.

	Historical							Pro Forma
						Nine Months Ended September 30,
	Year Ended December 31,
								Year Ended December 31, 2005
	2001	2002	2003	2004	2005(e)	2005	2006
						(unaudited)		(unaudited)
Statement of Income:
Revenues	$98,827	$118,458	$181,450	$220,792	$659,557	$373,326	$844,995	$1,005,662

Costs and expenses:
Cost of product sales(a)	—	—	—	—	229,806	101,217	350,260	401,357
Operating expenses	33,583	37,838	64,609	78,298	184,609	109,759	232,727	272,250
General and administrative expenses	5,349	6,950	7,537	11,321	26,553	17,064	30,323	65,528
Depreciation and amortization expense	13,390	16,440	26,267	33,149	64,895	40,255	74,022	94,180
Provision for loss contingencies(b)	—	—	—	—	—	—	—	42,000

Total costs and expenses	52,322	61,228	98,413	122,768	505,863	268,295	687,332	875,315

Operating income	46,505	57,230	83,037	98,024	153,694	105,031	157,663	130,347
Equity earnings in joint ventures	3,179	3,188	2,416	1,344	2,319	2,340	4,514	5,116
Interest and other expense, net	(3,811)	(4,880)	(15,860)	(20,950)	(43,625)	(26,344)	(47,630)	(61,121)

Income from continuing operations before income tax (expense) benefit	45,873	55,538	69,593	78,418	112,388	81,027	114,547	74,342

Income tax (expense) benefit(c)	—	(395)	—	—	(4,713)	(2,050)	(1,997)	8,742

Income from continuing operations	45,873	55,143	69,593	78,418	107,675	78,977	112,550	$83,084

Income (loss) from discontinued operations(d)	—	—	—	—	3,398	4,306	(377)

Net income	$45,873	$55,143	$69,593	$78,418	$111,073	$83,283	$112,173

Net income per unit applicable to limited partners:
Continuing operations	$1.82	$2.72	$3.02	$3.15	$2.76	$2.31	$2.14	$1.48

Discontinued operations(d)	—	—	—	—	0.10	0.14	(0.01)

Net income	$1.82	$2.72	$3.02	$3.15	$2.86	$2.45	$2.13

Cash distributions per unit applicable to limited partners	$1.70	$2.75	$2.95	$3.20	$3.365	$2.51	$2.685

Balance Sheet Data (at period end):
Total assets	$387,070	$415,508	$827,557	$857,507	$3,366,992	$3,312,541	$3,300,542
Long-term debt, less current portion	25,660	108,911	353,257	384,171	1,169,659	1,174,949	1,178,476
Partners' equity	342,166	293,895	438,163	438,311	1,900,779	1,918,933	1,886,671
Operating Data (barrels/day):
Crude oil pipeline throughput	303,811	348,023	355,008	381,358	358,965	362,574	426,129
Refined product pipeline throughput	308,047	295,456	392,145	442,596	556,654	524,290	711,215
Refined product terminal throughput	176,771	175,559	225,426	256,576	245,084	252,933	261,619
Crude oil storage tank throughput	—	—	366,986	473,714	517,409	512,349	503,769
Other Financial Data:
Net cash provided by operating activities	$77,132	$77,656	$106,108	$108,503	$186,430	$135,398	$181,979
Net cash used in investing activities	(17,926)	(80,607)	(442,350)	(58,511)	(89,000)	(67,066)	(17,309)
Net cash provided by (used in) financing activities	(51,414)	28,688	318,454	(49,590)	(77,178)	(41,968)	(133,335)

(a)
Cost of product sales relates to the sale of bunker fuel. Valero L.P. purchases bunker fuel for resale and records cost of product sales for barrels of fuel sold.

(b)
For the quarter ended June 30, 2005, Kaneb recorded a provision for loss contingencies associated with certain legal matters. Please read "Kaneb Services LLC—Notes to Consolidated Financial Statements—Note 10. Commitments and Contingencies" included elsewhere in this prospectus.

(c)
Valero L.P. is not a taxable entity for federal and state income tax purposes. For 2002, income tax expense relates to the acquisition by Valero L.P. of the Wichita Falls Business from Valero Energy. The historical and pro forma income tax amounts for the year ended December 31, 2005 and the historical income tax amounts for the nine months ended September 30, 2006 relate to taxable, wholly owned corporate subsidiaries of Valero L.P. that were acquired as part of the acquisition of Kaneb. The corporate subsidiaries are primarily international subsidiaries.

(d)
On September 30, 2005, Valero L.P. sold certain assets it acquired as part of the acquisition of Kaneb for $455 million, and on March 30, 2006 Valero L.P. sold its subsidiaries in Australia and New Zealand, which were also acquired as part of the acquisition of Kaneb, for $65 million plus working capital adjustments. The results of operations of these assets and subsidiaries are included in income (loss) from discontinued operations.

(e)
The historical statement of income data for the year ended December 31, 2005 includes the results of operations of Kaneb from the date of acquisition, July 1, 2005, through December 31, 2005.

RISK FACTORS

        You should consider carefully the risk factors included below, together with all of the other information included in this prospectus, when evaluating an investment in our units. If any of the circumstances described in this section were to occur, Valero GP Holdings' business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our units could decline, and you could lose all or part of your investment.

        Limited liability company interests are inherently different from capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business.

Risks Inherent in an Investment in Us

  Our only cash generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P. Our cash flow and ability to make distributions is therefore completely dependent upon the ability of Valero L.P. to make cash distributions to its partners, including us. If Valero L.P. does not make cash distributions or reduces the level of cash distributions to its partners, we may not have sufficient cash to pay distributions at our current quarterly distribution level or at all.

        Our operating cash flow is currently completely dependent upon Valero L.P. making cash distributions to its partners, including us. The amount of cash that Valero L.P. can distribute to its partners each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

  •
  the amount of crude oil and refined product transported in its pipelines;

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  throughput volumes in its terminals and storage facilities;

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  tariff rates and fees it charges and the margins it realizes for its services;

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  the level of its operating costs;

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  weather conditions;

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  domestic and foreign governmental regulations and taxes;

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  the effect of worldwide energy conservation measures; and

  •
  prevailing economic conditions.

        In addition, the actual amount of cash that Valero L.P. will have available for distribution will depend on other factors, including:

  •
  its debt service requirements and restrictions on distributions contained in its current or future debt agreements;

  •
  receipts or payments under interest rate swaps;

  •
  the sources of cash used to fund its acquisitions;

  •
  the level of capital expenditures it makes;

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  fluctuations in its working capital needs;

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  issuances of debt and equity securities; and

  •
  adjustments in cash reserves made by Valero L.P.'s general partner in its discretion.

        Because of these factors, Valero L.P. may not have sufficient available cash each quarter to continue paying distributions at its current level or at all. Furthermore, cash distributions to Valero L.P. unitholders depend primarily upon cash flow, including cash flow from financial reserves and working capital borrowings, and not solely on profitability, which is affected by non-cash items. Therefore, Valero L.P. may make cash distributions during periods when it records losses and may not make cash distributions during periods when it records net income. Please read "—Risks Related to Valero L.P.'s Business" for a discussion of further risks affecting Valero L.P.'s ability to generate cash for distribution.

  In the future, we may not have sufficient cash to pay distributions at our current quarterly distribution level or to increase distributions.

        Because our only source of operating cash flow consists of cash distributions from Valero L.P., the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions Valero L.P. makes to its unitholders, including us. We cannot assure you that Valero L.P. will continue to make quarterly distributions at its current level of $0.915 per unit, or any other amount, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if Valero L.P. increases or decreases distributions to us, the timing and amount of such changes in distributions, if any, will not necessarily be comparable to the timing and amount of any changes in distributions made by Valero L.P. to us. Our ability to distribute cash received from Valero L.P. to our unitholders is limited by a number of factors, including:

  •
  interest expense and principal payments on any indebtedness we may incur;

  •
  restrictions on distributions contained in any future debt agreements;

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  our general and administrative expenses, including expenses we incur as a result of being a public company;

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  expenses of our subsidiaries, including tax liabilities of our corporate subsidiaries, if any;

  •
  reserves necessary for us to make the capital contributions to maintain our 2% general partner interest in Valero L.P., as required by the partnership agreement of Valero L.P. upon the issuance of additional partnership securities by Valero L.P.; and

  •
  reserves our board of directors believes prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

        We cannot guarantee that in the future we will be able to pay distributions or that any distributions Valero L.P. does pay to us will allow us to pay distributions at or above our current quarterly distribution of $0.32 per unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of Valero L.P. Therefore, a reduction in the amount of cash distributed by Valero L.P. per unit or on the incentive distribution rights, or an increase in our expenses, may result in our not being able to pay our current quarterly distribution of $0.32 per unit.

  Valero L.P.'s unitholders, excluding the owner of Valero L.P.'s general partner, have the right to remove Valero L.P.'s general partner by a simple majority vote, which would cause us to divest our indirect general partner interest and incentive distribution rights in Valero L.P. in exchange for cash or common units of Valero L.P. and cause us to lose our ability to manage Valero L.P.

        We currently manage Valero L.P. through Riverwalk Logistics, L.P., Valero L.P.'s general partner and our indirect, wholly owned subsidiary. Valero L.P.'s partnership agreement, however, gives unitholders of Valero L.P. the right to remove the general partner of Valero L.P. upon the affirmative vote of holders of a majority of outstanding Valero L.P. common units, excluding the common units owned by us. We own a 21.4% limited partner interest in Valero L.P., and the public unitholders own

76.6%. If Riverwalk Logistics, L.P. were removed as the general partner of Valero L.P., it would receive cash or common units in exchange for its 2% general partner interest and the incentive distribution rights and would lose its ability to manage Valero L.P. While the common units or cash that Riverwalk Logistics, L.P. would receive are intended under the terms of Valero L.P.'s partnership agreement to fully compensate it in the event it is removed as general partner, these common units or the investments made with the cash over time may not provide us with as much distributable cash as or be as valuable as the 2% general partner interest and incentive distribution rights had we retained them.

  Valero L.P.'s general partner, with our consent, may limit or modify the incentive distributions we are entitled to receive in order to facilitate the growth strategy of Valero L.P. Our board of directors can give this consent without a vote of our unitholders.

        We indirectly own Valero L.P.'s general partner, which owns the incentive distribution rights in Valero L.P. that entitle us to receive increasing percentages, up to a maximum of 23%, of any cash distributed by Valero L.P. as it reaches a distribution of $0.66 per Valero L.P. common unit in any quarter. A substantial portion of the cash flows we receive from Valero L.P. is provided by these incentive distributions. Our limited liability company agreement provides that our board of directors may consent to the elimination, reduction or modification of the incentive distribution rights without your approval if it determines that the elimination, reduction or modification will not adversely affect our unitholders in any material respect.

  The amount of cash distributions that we are able to distribute to you will be reduced by the costs associated with our being a public company, other general and administrative expenses and any reserves that our board of directors believes prudent to maintain for the proper conduct of our business and for future distributions.

        Before we can pay distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a public company, which we expect to be approximately $2.4 million per year, and other operating expenses, reserves to satisfy debt service requirements, if any, and reserves for future distributions. Prior to the closing of our July 19, 2006 initial public offering, we were a private company and did not file reports with the SEC. Upon the completion of our initial public offering, we became subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended.

        In addition, we may reserve funds to allow our indirect wholly owned subsidiary, Riverwalk Logistics, L.P., to maintain its 2% general partner interest in Valero L.P. by making capital contributions to Valero L.P. when Valero L.P. issues additional common units.

  Restrictions in our credit facility limit our ability to make distributions to our unitholders.

        Our credit facility contains covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to our unitholders. The credit facility also contains covenants requiring Valero L.P. to maintain certain financial ratios. Our and Valero L.P.'s ability to comply with any restrictions and covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If we or Valero L.P. are unable to comply with these restrictions and covenants, a significant portion of any future indebtedness under our credit facility may become immediately due and payable, and our lenders' commitment to make loans to us under our credit facility may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

        Our payment of principal and interest on any current and future indebtedness will reduce our cash available for distribution on our units. Our credit facility limits our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distribution.

        In addition, this and any future indebtedness may:

  •
  adversely affect our ability to obtain additional financing for future operations or capital needs;

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  limit our ability to pursue acquisitions and other business opportunities; or

  •
  make our results of operations more susceptible to adverse economic or operating conditions.

        Various limitations in any future financing agreements may reduce our ability to incur additional indebtedness, to engage in some transactions or to capitalize on business opportunities.

  Our ability to sell our ownership interests in Valero L.P. may be limited by securities laws restrictions and liquidity constraints.

        All of the units of Valero L.P. that we own are unregistered, restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these units, we are limited to selling into the market in any three-month period an amount of Valero L.P. common units that does not exceed the greater of 1% of the total number of common units outstanding or the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale. We face contractual limitations on our ability to sell our 2% general partner interest and incentive distribution rights and the market for such interests is illiquid.

  The market price of our units could be adversely affected by sales of substantial amounts of our units into the public markets, including sales by our existing unitholders.

        Sales by us or any of our existing unitholders, including Mr. Greehey and Diamond Shamrock Refining and Marketing Company, of a substantial number of our units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our units or could impair our ability to obtain capital through an offering of equity securities. After the private sale to Mr. Greehey and this offering, Diamond Shamrock Refining and Marketing Company will own approximately 6%, and Mr. Greehey will own approximately 12%, respectively, of our outstanding units.

  Distributions on our incentive distribution rights in Valero L.P. are more uncertain than distributions on the common units we hold.

        Our indirect ownership of the incentive distribution rights in Valero L.P. entitles us to receive our pro rata share of specified percentages of total cash distributions made by Valero L.P. with respect to any particular quarter only in the event that Valero L.P. distributes more than $0.60 per unit for such quarter. As a result, the holders of Valero L.P.'s common units have a priority over the holders of Valero L.P.'s incentive distribution rights to the extent of cash distributions by Valero L.P. up to and including $0.60 per unit for any quarter.

        Our incentive distribution rights entitle us to receive increasing percentages, up to 23%, of all cash distributed by Valero L.P. Because the incentive distribution rights currently participate at the maximum 23% target cash distribution level in all distributions made by Valero L.P. at or above the current distribution level, future growth in distributions we receive from Valero L.P. will not result from an increase in the target cash distribution level associated with the incentive distribution rights.

        Furthermore, a decrease in the amount of distributions by Valero L.P. to less than $0.66 per common unit per quarter would reduce our percentage of the incremental cash distributions above $0.60 per common unit per quarter from 23% to 8%. As a result, any such reduction in quarterly cash distributions from Valero L.P. would have the effect of disproportionately reducing the amount of all distributions that we receive from Valero L.P. based on our ownership interest in the incentive distribution rights in Valero L.P. as compared to cash distributions we receive from Valero L.P. on our 2% general partner interest in Valero L.P. and our Valero L.P. common units.

  Valero Energy's divestiture of its ownership interest in us in this offering will cause an increase in Valero L.P.'s administrative costs and expenses and capital expenditures, which will reduce the cash available for distribution to Valero L.P.'s partners and, as a result, to our unitholders.

        Valero L.P. historically has benefited from common overhead infrastructure with Valero Energy—primarily in the areas of information technology systems, employee benefit plan and payroll administration, insurance and other shared services. Over time, Valero L.P. expects to continue to separate its administrative functions from Valero Energy and absorb the functions currently provided by Valero Energy under the Services Agreement. For example, at the closing of this offering, Valero Energy and Valero L.P. will enter into an amendment to the Services Agreement pursuant to which Valero Energy will have the right to terminate the Services Agreement prior to its December 31, 2010 expiration date. If Valero Energy does terminate the Services Agreement, Valero L.P. will be required to obtain additional personnel to perform such services or procure such services from third parties. As a result, Valero L.P. will incur additional expenses and capital expenditures for either obtaining personnel or third-party providers to perform the services now provided by Valero Energy. These additional expenses and capital expenditures will reduce the cash available for distribution to Valero L.P.'s partners, including us, and as a result reduce the cash available for distribution to our unitholders.

  If Valero L.P.'s general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of Valero L.P., it may not be able to satisfy its obligations and its cash flows will be reduced.

        The general partner of Valero L.P. and its affiliates may make expenditures on behalf of Valero L.P. for which they will seek reimbursement from Valero L.P. In addition, under Delaware law, the general partner, in its capacity as the general partner of Valero L.P., has unlimited liability for the obligations of Valero L.P., such as its debts and environmental liabilities, except for those contractual obligations of Valero L.P. that are expressly made without recourse to the general partner. To the extent Riverwalk Logistics, L.P. incurs obligations on behalf of Valero L.P., it is entitled to be reimbursed or indemnified by Valero L.P. If Valero L.P. does not reimburse or indemnify its general partner, Riverwalk Logistics, L.P. may be unable to satisfy these liabilities or obligations, which would reduce its cash flows. In turn, Riverwalk Logistics, L.P. would have less cash to distribute to us.

  If distributions on our units are not paid with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future.

        Our distributions to our unitholders are not cumulative. Consequently, if distributions on our units are not paid with respect to any fiscal quarter at the current quarterly distribution rate, our unitholders will not be entitled to receive such payments in the future.

  Our cash distribution policy limits our growth because we do not retain earnings to reinvest in any acquisitions or growth capital expenditures.

        Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. In fact, currently, our growth is completely dependent upon Valero L.P.'s ability to increase its quarterly distributions because our only cash-generating assets are indirect ownership interests in Valero L.P. If we issue additional units or incur debt to fund acquisitions and growth capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

        Consistent with the terms of its partnership agreement, Valero L.P. distributes to its partners its available cash each quarter. In determining the amount of cash available for distribution, Valero L.P. sets aside cash reserves, which it uses to fund its growth capital expenditures. Additionally, it has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisition capital expenditures. Accordingly, to the extent Valero L.P. does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent Valero L.P. issues additional units in connection with any acquisitions or growth capital expenditures, the payment of distributions on those additional units may increase the risk that Valero L.P. will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to Valero L.P., which in turn may impact the available cash that we have to distribute to our unitholders.

  If in the future we cease to manage Valero L.P., we may be deemed to be an investment company under the Investment Company Act of 1940, which would cause us to either have to register as an investment company, obtain exemptive relief from the SEC, or modify our organizational structure or our contract rights.

        If we cease to manage Valero L.P. as a consequence of Riverwalk Logistics, L.P.'s removal or withdrawal as Valero L.P.'s general partner or otherwise, and are deemed to be an investment company under the Investment Company Act of 1940 because of our ownership of Valero L.P. partnership interests, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC, or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the sale and purchase of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage.

  An increase in interest rates may cause the market price of our units to decline, resulting in the loss of a portion of your investment in us.

        As interest rates rise, the ability of investors to obtain higher risk-adjusted rates of return by purchasing government-backed debt securities may cause a corresponding decline in demand for riskier investments generally, including yield-based equity investments such as limited liability company membership interests. Reduced demand for our units resulting from investors seeking other more favorable investment opportunities may cause the trading price of our units to decline. As a result, you may lose a portion of your investment in us.

  We may issue an unlimited number of additional securities without the consent of our unitholders, which will dilute your ownership interest in us and may increase the risk that we will not have sufficient available cash to maintain or increase our per unit distribution level.

        At any time we may issue an unlimited number of additional securities without the approval of our unitholders on terms and conditions determined by our board of directors. The issuance by us of additional units or other equity securities of equal or senior rank will have the following effects:

  •
  our unitholders' proportionate ownership interest in us will decrease;

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  the amount of cash available for distribution on each unit may decrease;

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  the relative voting strength of each previously outstanding unit may be diminished;

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  the ratio of taxable income to distributions may increase; and

  •
  the market price of the units may decline.

        Please read "Description of Our Limited Liability Company Agreement—Issuance of Additional Securities."

  Valero L.P. may issue additional Valero L.P. units, which may increase the risk that Valero L.P. will not have sufficient available cash to maintain or increase its per unit cash distribution level and that we will have to make a capital contribution to Valero L.P.

        Valero L.P. may issue additional Valero L.P. units, including units that rank senior to the Valero L.P. common units and the incentive distribution rights as to quarterly cash distributions, on the terms and conditions established by its general partner. Additionally, we are required to make additional capital contributions to Valero L.P. upon Valero L.P.'s issuance of additional units in order to maintain our 2% general partner interest in Valero L.P. Furthermore, to the extent Valero L.P. issues units that are senior to the Valero L.P. common units and the incentive distribution rights, their issuance will render more uncertain the payment of distributions on the common units and the incentive distribution rights. Neither the common units nor the incentive distribution rights are entitled to any arrearages from prior quarters. The payment of distributions on any additional Valero L.P. units may increase the risk that Valero L.P. will be unable to maintain or increase its per unit cash distribution level and the requirement that we make capital contributions to Valero L.P. to maintain our 2% general partner interest may impact the available cash that we have to distribute to our unitholders.

  Anti-takeover provisions in our limited liability company agreement and our rights agreement may make an acquisition of us more complicated and the removal and replacement of our directors and executive officers more difficult.

        Our limited liability company agreement and our rights agreement contain provisions that may delay or prevent a change in control. These provisions may also make it difficult for unitholders to remove and replace our board of directors and executive officers.

        Section 203.    Our limited liability company agreement effectively adopts Section 203 of the DGCL. Section 203 of the DGCL as it applies to us prevents an interested unitholder, defined as a person who owns 15% or more of our outstanding units, from engaging in business combinations with us for three years following the time such person becomes an interested unitholder. Section 203 broadly defines "business combination" to encompass a wide variety of transactions with or caused by an interested unitholder, including mergers, asset sales and other transactions in which the interested unitholder receives a benefit on other than a pro rata basis with other unitholders. This provision of our limited liability company agreement could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for our units.

        Limited Voting Rights.    Our limited liability company agreement provides that if any person or group other than our affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires all of its units from our affiliates or any transferees of that person or group approved by our board of directors or to any person or group who acquires the units with the prior approval of our board of directors.

        Staggered Board.    In addition, our limited liability company agreement divides our board of directors into two classes serving staggered two-year terms and permits the board to be divided into three classes serving staggered three-year terms upon the election of a fifth director to our board. This provision, when coupled with the provision of our limited liability company agreement authorizing only the board of directors to fill vacant or newly created directorships or increase the size of the board of directors and the provision providing that directors may only be removed at a meeting of unitholders and cannot be done by written consent, may deter a unitholder from gaining control of our board of directors by removing incumbent directors or increasing the number of directorships and simultaneously filling the vacancies or newly created directorships with its own nominees.

        Preferred Unit Purchase Rights.    On July 19, 2006, we entered into a rights agreement with Computershare Investor Services, LLC, under which our Board of Directors declared a distribution of one preferred unit purchase right for each of our outstanding units. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more of our outstanding units, subject to specified exceptions. If events specified in the rights agreement occur, each holder of rights, other than the acquiring person, can exercise their rights. When a holder exercises a right, the holder will be entitled to receive units valued at some multiple of the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of units. We may redeem the rights prior to a person or group becoming an acquiring person.

        These provisions may delay or prevent a third party from acquiring us and any such delay or prevention could cause the market price of our units to decline. Please read "Description of Our Limited Liability Company Agreement—Anti-Takeover Provisions."

  Valero L.P.'s common unitholders may not have limited liability if a court finds that limited partner actions constitute control of Valero L.P.'s business and may therefore become liable for certain of Valero L.P.'s obligations, which may impact the cash we have available to make distributions.

        Under Delaware law, common unitholders could be held liable for Valero L.P.'s obligations to the same extent as a general partner if a court determined that actions of a common unitholder constituted participation in the "control" of Valero L.P.'s business.

        Under Delaware law, the general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a limited partner may be liable to Valero L.P. for the amount of a distribution for a period of three years from the date of the distribution.

Risks Related to Conflicts of Interest

  Although we manage Valero L.P. through our indirect ownership of its general partner, Valero L.P.'s general partner owes fiduciary duties to Valero L.P. and Valero L.P.'s unitholders, which may conflict with our interests.

        Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including Valero L.P.'s general partner, on the one hand, and Valero L.P. and its limited partners, on the other hand. The directors and officers of Valero GP, LLC have fiduciary duties to manage Valero L.P.'s business in a manner beneficial to us, its owner. At the same time, Valero GP, LLC has a fiduciary duty to manage Valero L.P. in a manner beneficial to Valero L.P. and its unitholders. The board of directors of Valero GP, LLC or its conflicts committee will resolve any such conflict and have broad latitude to consider the interests of all parties to the conflict. Our independent directors are not the same as the independent directors who serve on the conflicts committee of Valero GP, LLC. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

        For example, conflicts of interest may arise in the following situations:

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  the allocation of shared overhead expenses to Valero L.P. and us;

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  the entering into, interpretation and enforcement of contractual obligations between us and our affiliates, including Valero Energy, on the one hand, and Valero L.P., on the other hand;

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  the determination and timing of the amount of cash to be distributed to Valero L.P.'s partners and the amount of cash to be reserved for the future conduct of Valero L.P.'s business;

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  any proposal by Valero GP, LLC to eliminate, reduce or modify the incentive distribution rights;

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  the decision whether Valero L.P. should make acquisitions, and on what terms;

  •
  the determination of whether Valero L.P. should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions to Valero L.P.'s partners or otherwise; and

  •
  any decision we make in the future to engage in business activities independent of, or in competition with, Valero L.P.

  Our limited liability company agreement limits and modifies our directors' fiduciary duties and the fiduciary duties of our officers and directors may conflict with those of Valero L.P.'s general partner's officers and directors.

        Our limited liability company agreement contains provisions that modify and limit our directors' fiduciary duties to our unitholders. For example, our limited liability company agreement provides that:

  •
  our directors will not have any liability to us or our unitholders for decisions made in good faith, meaning they believed the decision was in our best interests; and

  •
  our board of directors will not be liable for monetary damages to us or our unitholders for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the board of directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was unlawful.

        Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. Simultaneously, a majority of our directors and all of our officers are also directors and officers of Valero GP, LLC, the general partner of Valero L.P.'s general partner, and have fiduciary duties to manage the business of Valero L.P. in a manner beneficial to Valero L.P. and its unitholders. For instance, William E. Greehey is our Chairman of the Board as well as the Chairman of the Boards of Valero GP, LLC and Valero Energy. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to Valero L.P., on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders. For example, we share executive officers and administrative personnel with Valero L.P.'s general partner to operate both our business and Valero L.P.'s business. Our executive officers, who are also the executive officers of Valero L.P.'s general partner, will allocate, in their reasonable and sole discretion, their time spent on our behalf and on behalf of Valero L.P. These allocations may not be the result of arms-length negotiations between Valero L.P.'s general partner and us, and therefore the allocations may not exactly match the actual time and overhead spent. For a more detailed description of the potential conflicts of interest between us and our affiliates and the methods for resolving such conflicts of interest, please read "Conflicts of Interest and Fiduciary Duties."

  Upon completion of this offering, Valero Energy and its affiliates may directly compete with Valero L.P., which could cause conflicts of interest and may adversely impact Valero L.P., and as a result, our results of operations and cash available for distribution.

        Upon completion of this offering, Valero Energy and its affiliates will no longer be prohibited from engaging in the business of transporting crude oil or refined petroleum products (including petrochemicals) or operating crude oil storage or refined petroleum products terminalling assets in the United States. As a result, Valero Energy could directly compete with Valero L.P., which could cause conflicts of interest among these entities and adversely impact Valero L.P., and as a result, our results of operations and cash available for distribution. Please read "Conflicts of Interest and Fiduciary Duties—Potential Future Conflicts."

Risks Related to Valero L.P.'s Business

  A decline in production at the Valero Energy refineries Valero L.P. serves or the Tesoro Mandan refinery could materially reduce the volume of crude oil and refined petroleum products Valero L.P. transports or stores in its assets.

        A decline in production at the Valero Energy refineries Valero L.P. serves, or at the Tesoro Mandan refinery, could materially reduce the volume of crude oil and refined petroleum products Valero L.P. transports on those pipelines that are connected to these refineries or the volumes of refined petroleum products Valero L.P. stores in related terminals. As a result, Valero L.P.'s financial position and results of operations and its ability to make distributions to its partners could be adversely affected. The Valero Energy refineries served by Valero L.P.'s assets or the Tesoro Mandan refinery could partially or completely shut down its operations, temporarily or permanently, due to factors affecting its ability to produce refined petroleum products such as:

  •
  scheduled upgrades or maintenance;

  •
  unscheduled maintenance or catastrophic events, such as a fire, flood, explosion or power outage;

  •
  labor difficulties that result in a work stoppage or slowdown;

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  environmental proceedings or other litigation that require the halting of all or a portion of the operations of the refinery; or

  •
  legislation or regulation that adversely impacts the economics of refinery operations.

        For example, for the fourth quarter of 2006 we expect Valero L.P.'s earnings per unit to be in the range of $0.60 to $0.70, primarily due to higher maintenance expenses and lower expected throughputs due to seasonality. Further, Valero L.P.'s results for the first quarter of 2007 are expected to be lower than the fourth quarter of 2006 due to currently scheduled turnarounds at several of Valero Energy's refineries in addition to higher maintenance expenses and lower expected throughputs due to seasonality. As a result, Valero L.P.'s per unit earnings for the first quarter of 2007 are expected to be in the range of $0.45 to $0.55.

  Valero L.P.'s future financial and operating flexibility may be adversely affected by restrictions in its debt agreements and by its, our and Valero Energy's leverage.

        As of September 30, 2006, Valero L.P.'s consolidated debt was approximately $1.2 billion. Among other things, this amount of debt may be viewed negatively by credit rating agencies, which could result in increased costs to Valero L.P. in accessing the capital markets. Valero Logistics Operations and Kaneb Pipe Line Operating Partnership, L.P. (KPOP) have senior unsecured ratings of Baa3 with Moody's Investor Service and BBB minus with Standard & Poors, both with a stable outlook, and KPOP also has a senior unsecured rating of BBB minus with Fitch, also with a stable outlook. Any future downgrade of the debt issued by these wholly owned subsidiaries of Valero L.P. could significantly increase Valero L.P.'s capital costs or adversely affect Valero L.P.'s ability to raise capital in the future.

        Debt service obligations, restrictive covenants in its credit facilities and the indentures governing its outstanding senior notes and maturities resulting from this leverage may adversely affect Valero L.P.'s ability to finance future operations, pursue acquisitions and fund other capital needs and Valero L.P.'s ability to pay cash distributions to unitholders. In addition, this leverage may make Valero L.P.'s results of operations more susceptible to adverse economic or operating conditions. For example, during an event of default under any of its debt agreements, Valero L.P. would be prohibited from making cash distributions to its unitholders.

        Additionally, Valero L.P. may not be able to access the capital markets in the future at economically attractive terms, which may adversely affect its future financial and operating flexibility and its ability to pay cash distributions at current rates.

        Historically, if one or more credit rating agencies changed their rating of the outstanding indebtedness of Valero Energy, then Valero L.P. experienced a corresponding change in the rating of its outstanding indebtedness. Until Valero Energy has reduced its ownership position in us to zero and the credit rating agencies treat this as a full separation, we expect Valero L.P.'s rating may continue to be linked with Valero Energy's. A downgrade in Valero Energy's credit rating may therefore result in Valero L.P. experiencing an increase in its borrowing costs, difficulty accessing capital markets or a reduction in the market price of its common units. Such a development could adversely affect Valero L.P.'s ability to finance acquisitions, refinance existing indebtedness and make cash distributions to its partners, including us.

  Valero L.P.'s subsidiary, Valero Logistics Operations, may be unable to purchase any senior notes tendered upon a change of control of Valero GP Holdings, which will occur upon the completion of this offering.

        Upon completion of this offering, Valero Logistics Operations will be obligated to offer to repurchase its $350 million outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued and unpaid interest.

        Should all or a substantial number of holders tender their senior notes for repurchase, Valero Logistics Operations may not have sufficient funds to pay the purchase price, and it may be required to secure third-party financing to do so. Valero Logistics Operations may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to Valero Logistics Operations or at all. The failure of Valero Logistics Operations to repurchase the notes tendered to it upon a change in control would constitute an event of default under the indentures governing its senior notes, and thus an event of default under Valero Logistics Operations' credit agreements, and would have a material adverse effect on Valero L.P.'s financial condition.

  Valero L.P. may not be able to generate sufficient cash from operations to enable it to pay quarterly distributions on its units every quarter.

        The amount of cash Valero L.P. is able to distribute to its partners is principally dependent on the amount of cash it is able to generate from operations, which fluctuates from quarter to quarter based on, among other things:

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  the amount of crude oil and refined product transported in its pipelines;

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  throughput volumes in its terminals and storage facilities;

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  tariff rates and fees it charges and the margins it realizes for its services;

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  the level of its operating cost;

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  weather conditions;

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  domestic and foreign governmental regulations and taxes;

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  the effect of worldwide energy conservation measures; and

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  prevailing economic conditions.

        In determining the cash available for distribution, Valero L.P. makes assumptions about throughput, tariffs and fees and operating costs. Whether these assumptions are realized is not entirely within Valero L.P.'s control or the control of its general partner. If these assumptions are not realized,

Valero L.P. may not generate sufficient cash to make a quarterly distribution on its units at the current level.

  Valero L.P. depends on Valero Energy for a significant portion of its revenues and throughputs of crude oil and refined products. Any reduction in the crude oil and refined products that Valero L.P. transports or stores for Valero Energy, as a result of scheduled or unscheduled refinery maintenance, upgrades or shutdowns, non-renewal of contracts or otherwise, could result in a decline in Valero L.P.'s revenues, earnings and cash available to pay distributions.

        Valero L.P. acquired Kaneb effective July 1, 2005, however, it continues to rely on Valero Energy for a significant portion of its revenues. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Valero Energy accounted for approximately 34% and 23%, respectively, of Valero L.P.'s revenues. While some of Valero L.P.'s relationships with Valero Energy are subject to long-term contracts, Valero L.P. may be unable to negotiate extensions or replacements of these contacts on favorable terms, if at all. For example, the Pipelines and Terminals Usage Agreement with respect to the crude oil processed and the refined products produced at Valero Energy's Ardmore, McKee and Three Rivers refineries expires on April 16, 2008, and Valero Energy may elect not to renew such agreement or only agree to renew it at substantially less favorable terms.

        Additionally, if Valero Energy elects not to renew some or all of these contracts, it will no longer be precluded from challenging Valero L.P.'s tariffs covered by such contracts. Should Valero Energy successfully challenge some or all of such tariffs, Valero L.P. may be required to reduce these tariffs, which could adversely affect Valero L.P.'s cash flow and therefore its ability to make distributions to its partners, including us.

        Because of the geographic location of certain of Valero L.P.'s pipelines, terminals and storage facilities, Valero L.P. depends largely upon Valero Energy to provide throughput for its assets. Any decrease in throughputs would cause Valero L.P.'s revenues to decline and adversely affect Valero L.P.'s ability to make cash distributions to its unitholders, including us. A decrease in throughputs could result from a temporary or permanent decline in the amount of crude oil transported to and stored at or refined products stored at and transported from the refineries Valero L.P. serves. Factors that could result in such a decline include:

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  a material decrease in the supply of crude oil;

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  a material increase in the price of crude oil;

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  a material decrease in demand for refined products in the markets served by Valero L.P.'s pipelines and terminals;

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  scheduled turnarounds or unscheduled maintenance;

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  operational problems or catastrophic events at a refinery;

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  environmental proceedings or other litigation that compel the cessation of all or a portion of the operations at a refinery;

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  a decision by Valero Energy to redirect refined products transported in Valero L.P.'s pipelines to markets not served by Valero L.P.'s pipelines or to transport crude oil by means other than Valero L.P.'s pipelines;

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  increasingly stringent environmental regulations, including new EPA fuels content regulations requiring refinery upgrades; or

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  a decision by Valero Energy to sell one or more of the refineries Valero L.P. serves to a purchaser that elects not to use Valero L.P.'s pipelines and terminals.

        The loss of all or even a portion of the volumes of crude oil and refined petroleum products supplied by Valero Energy would have a material adverse effect on Valero L.P.'s business, results of operations and financial condition and Valero L.P.'s ability to make cash distributions, unless Valero L.P. were able to acquire comparable volumes from other sources.

  Under the Pipelines and Terminals Usage Agreement, Valero Energy may use other transportation methods or providers for up to 25% of the crude oil processed and refined products produced at the Ardmore, McKee and Three Rivers refineries. Furthermore, Valero Energy is not required to use Valero L.P.'s pipelines if there is a change in market conditions that has a material adverse effect on Valero Energy for the transportation of crude oil and refined products, or in the markets for refined products served by these refineries. These factors could adversely affect Valero L.P.'s ability to make distributions to its unitholders, including us.

        If market conditions with respect to the transportation of crude oil or refined products or with respect to the end markets in which Valero Energy sells refined products change in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use Valero L.P.'s pipelines and terminals at the required levels, Valero Energy's obligation to Valero L.P. will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. Any suspension of Valero Energy's obligation could adversely affect throughput in Valero L.P.'s pipelines and terminals and therefore Valero L.P.'s ability to make distributions to its unitholders, including us.

  Increases in natural gas and power prices could adversely affect Valero L.P.'s ability to make distributions to its partners, including us.

        Power costs constitute a significant portion of Valero L.P.'s operating expenses. Power costs represented approximately 17.3% and 13.6% of Valero L.P.'s operating expenses for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Valero L.P. uses mainly electric power at its pipeline pump stations and terminals and such electric power is furnished by various utility companies that use primarily natural gas to generate electricity. Accordingly, Valero L.P.'s power costs typically fluctuate with natural gas prices. Increases in natural gas prices may cause Valero L.P.'s power costs to increase further. If natural gas prices remain high or increase further, Valero L.P.'s cash flows may be adversely affected, which could adversely affect Valero L.P.'s ability to make distributions to Valero L.P.'s partners, including us.

  Valero L.P.'s operations are subject to federal, state and local laws and regulations relating to environmental protection and operational safety that could require Valero L.P. to make substantial expenditures.

        Valero L.P.'s operations are subject to increasingly strict environmental and safety laws and regulations. The transportation and storage of petroleum and other products, such as specialty liquids, produces a risk that these products may be suddenly released into the environment, potentially causing substantial expenditures for a response action, significant government penalties, liability to government agencies for natural resources damages, personal injury or property damages to private parties and significant business interruption. Valero L.P. owns or leases a number of properties that have been used to store or distribute refined products for many years. Many of these properties, such as the recently acquired assets from Kaneb, were operated by third parties whose handling, disposal, or release of hydrocarbons and other wastes was not under Valero L.P.'s control. If Valero L.P. were to incur a significant liability pursuant to environmental or safety laws or regulations, such a liability could have a material adverse effect on its financial position and its ability to make distributions to its unitholders, including us, and its ability to meet its debt service requirements. As of September 30, 2006, Valero L.P. has $2.8 million of accruals related to settled matters and $48.3 million of accruals related to contingent losses. Please read "Business of Valero L.P.—Legal Proceedings and Other Contingencies"

and "Valero L.P. and Subsidiaries—Notes to Financial Statements—Note 11. Health, Safety and Environmental Matters" and "—Note 12. Commitments and Contingencies" beginning on page F-65.

  Increases in interest rates could adversely affect Valero L.P.'s business and the trading price of Valero L.P.'s common units.

        Valero L.P. has significant exposure to increases in interest rates. As of September 30, 2006, Valero L.P. had approximately $1.2 billion of consolidated debt, of which $0.8 billion was at fixed interest rates and $0.4 billion was at variable interest rates after giving effect to interest rate swap agreements. Valero L.P.'s results of operations, cash flows and financial position could be materially adversely affected by significant increases in interest rates above current levels. Further, the trading price of Valero L.P.'s common units will be sensitive to changes in interest rates and any rise in interest rates could adversely impact such trading price.

  Valero L.P.'s pipeline integrity program may subject it to significant costs and liabilities.

        As a result of pipeline integrity testing under the Pipeline Safety Improvement Act of 2002, Valero L.P. may incur significant and unanticipated operating and capital expenditures for repairs or upgrades deemed necessary to ensure the continued safe and reliable operation of its pipelines. Further, the Act or an increase in public expectations for pipeline safety may require additional reporting, the replacement of some of Valero L.P.'s pipeline segments, additional monitoring equipment, and more frequent inspection or testing of Valero L.P.'s pipeline facilities. Any repair, remediation, preventative or mitigating actions may require significant capital and operating expenditures. Should Valero L.P. fail to comply with the U.S. Department of Transportation rules, and related regulations and orders, it could be subject to penalties and fines, which could have a material adverse effect on its ability to make distributions to its unitholders, including us.

  Valero L.P.'s operations are subject to operational hazards and unforeseen interruptions for which it may not be adequately insured.

        Valero L.P.'s operations are subject to operational hazards and unforeseen interruptions such as natural disasters, adverse weather, accidents, fires, explosions, hazardous materials releases, mechanical failures and other events beyond its control. These events might result in a loss of equipment or life, injury or extensive property damage, as well as an interruption in Valero L.P.'s operations. Valero L.P. may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for certain of Valero L.P.'s insurance policies have increased substantially, and could escalate further. Valero L.P. currently benefits from coverage under insurance procured by Valero Energy under an annual policy that runs until May 2007. Valero L.P. may be unable to continue to benefit from such insurance procured by Valero Energy and in some instances, certain insurance could become unavailable or available only for reduced amounts of coverage and at higher rates. For example, Valero L.P.'s insurance carriers require broad exclusions for losses due to terrorist acts. If Valero L.P. were to incur a significant liability for which it was not fully insured, such a liability could have a material adverse effect on Valero L.P.'s financial position and its ability to make distributions to its unitholders, including us, and to meet its debt service requirements.

  Valero L.P.'s exposure to a diversified national and international geographic asset and product mix may have an adverse impact on its results of operations.

        Valero L.P.'s business is geographically diversified both in the United States and internationally, which exposes Valero L.P. to supply and demand risks in different markets. A significant overall decrease in supply or demand for refined petroleum products or anhydrous ammonia may have an adverse effect on Valero L.P.'s financial condition. Also, the product mix handled by Valero L.P. is significantly diversified, and the transportation or the terminalling of specialty liquids may expose

Valero L.P. to significant environmental risks, which could have a material adverse impact on Valero L.P.'s results of operations. Further, Valero L.P. has significant international terminalling operations, which exposes it to risks particular to such operations. A significant decrease in supply or demand at Valero L.P.'s main international terminals in Point Tupper, Nova Scotia or St. Eustatius, the Netherlands Antilles, as well as foreign currency risks and other risks associated with operations in foreign legal and political environments, could have an adverse impact on Valero L.P.'s financial results.

  Reduced demand for refined products could affect Valero L.P.'s results of operations and ability to make distributions to its partners, including us.

        Any sustained decrease in demand for refined products in the markets served by Valero L.P.'s pipelines could result in a significant reduction in throughput in our crude oil and refined product pipelines and therefore in Valero L.P.'s cash flow, reducing Valero L.P.'s ability to make distributions to its partners, including us. Factors that could lead to a decrease in market demand include:

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  a recession or other adverse economic condition that results in lower spending by consumers on gasoline, diesel, and travel;

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  higher fuel taxes or other governmental or regulatory actions that increase, directly or indirectly, the cost of gasoline;

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  an increase in fuel economy, whether as a result of a shift by consumers to more fuel-efficient vehicles or technological advances by manufacturers;

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  an increase in the market price of crude oil that leads to higher refined product prices, which may reduce demand for gasoline. Market prices for crude oil and refined products are subject to wide fluctuation in response to changes in global and regional supply that are beyond Valero L.P.'s control, and recent significant increases in the price of crude oil may result in a lower demand for refined products; and

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  the increased use of alternative fuel sources, such as battery-powered engines. Several state and federal initiatives mandate this increased use. For example, the Energy Policy Act of 1992 requires 75% of new vehicles purchased by federal agencies since 1999, 75% of all new vehicles purchased by state governments since 2000, and 70% of all new vehicles purchased for private fleets in 2006 and thereafter to use alternative fuels.

  Valero L.P. may not be able to integrate effectively and efficiently with Kaneb or any future businesses or operations it may acquire. Any future acquisitions may substantially increase the levels of Valero L.P.'s indebtedness and contingent liabilities.

        Valero L.P. is integrating the operations of Valero L.P. with those of Kaneb. Such integration of operations is a complex, time-consuming and costly process. Valero L.P. may not be able to realize the operating efficiencies, cost savings and other benefits expected. In addition, the costs Valero L.P. incurs in implementing these efficiencies, cost savings and other benefits may be greater than expected.

        Part of Valero L.P.'s business strategy includes acquiring additional pipelines and terminalling and storage facilities that complement Valero L.P.'s existing asset base and distribution capabilities or provide entry into new markets. Valero L.P. may not be able to identify suitable acquisitions, or it may not be able to purchase or finance any acquisitions on terms that it finds acceptable. Additionally, Valero L.P. competes against other companies for acquisitions, and Valero L.P. may not be successful in the acquisition of any assets or businesses appropriate for its growth strategy. Valero L.P.'s capitalization and results of operations may change significantly as a result of future acquisitions, and you will not have the opportunity to evaluate the economic, financial and other relevant information that Valero L.P. will consider in connection with any future acquisitions. Unexpected costs or challenges may arise whenever businesses with different operations and management are combined. For example, the incurrence of substantial unforeseen environmental and other liabilities, including liabilities arising from the operation of an acquired business or asset prior to Valero L.P.'s acquisition for which it is not indemnified or for which indemnity is inadequate, may adversely affect Valero L.P.'s ability to realize the anticipated benefit from an acquisition. Inefficiencies and difficulties may arise because of unfamiliarity with new assets and new geographic areas of any acquired businesses. Successful business combinations will require Valero L.P.'s management and other personnel to devote significant amounts of time to integrating the acquired businesses with Valero L.P.'s existing operations. These efforts may temporarily distract their attention from day-to-day business, the development or acquisition of new properties and other business opportunities. If Valero L.P. does not successfully integrate any future acquisitions, or if there is any significant delay in achieving such integration, Valero L.P.'s business and financial condition could be adversely affected.

  Valero L.P. may sell additional limited partnership units without unitholder approval, diluting existing interests of its unitholders, including us.

        Valero L.P.'s partnership agreement allows it to issue an unlimited number of additional limited partnership units and certain other equity securities without unitholder approval. When Valero L.P. issues additional limited partnership units or other equity securities, the proportionate partnership interest of its existing unitholders will decrease. The issuance could negatively affect the amount of cash distributed to unitholders and the market price of the limited partnership units. Issuance of additional units will also diminish the relative voting strength of the previously outstanding units.

  The rates that Valero L.P. may charge on its interstate pipelines are subject to regulation and could be limited or reduced by various federal and state agencies, such as FERC and the STB.

        Pursuant to the Interstate Commerce Act, or ICA, the Federal Energy Regulatory Commission, or FERC, regulates the tariff rates for Valero L.P.'s interstate common carrier pipeline operations. Under the ICA, tariff rates must be published, just and reasonable and not unduly discriminatory. Shippers may protest or challenge, and the FERC may investigate, the lawfulness of any existing, new or changed tariff rates. The FERC can suspend new or changed tariff rates for up to seven months. The FERC can also require refunds of amounts collected under rates ultimately found to be unlawful.

        Valero L.P. uses various FERC-authorized rate methodologies for its interstate pipelines, including cost-of-service rates, market-based rates and settlement rates. Typically, Valero L.P. annually adjusts its rates in accordance with FERC indexing methodology, which currently allows a pipeline to increase its rates by a percentage equal to the producer price index for finished goods. If the index results in a negative adjustment, Valero L.P. will typically be required to reduce any rates that exceed the new maximum allowable rate. In addition, changes in the index might not be large enough to fully reflect actual increases in Valero L.P.'s costs. The FERC's authorized rate-making methodologies may also delay the use or implementation of rates that reflect increased costs. If the FERC's rate-making methodologies change, any such change or new methodologies could result in rates that generate lower revenues and cash flow and could adversely affect Valero L.P.'s ability to make distributions to its unitholders, including us, and to meet its debt service requirements. Any of the foregoing would adversely affect Valero L.P.'s revenues and cash flow and could affect Valero L.P.'s ability to make distributions to its partners, including us, and to meet its debt service requirements. Additionally, competition constrains Valero L.P.'s rates in various Valero L.P. markets. As a result, Valero L.P. may from time to time be forced to reduce some of its rates to remain competitive.

        Other federal regulatory bodies, including the Surface Transportation Board, or STB, impose additional rate regulations on Valero L.P.'s operations and typically require that Valero L.P.'s rates be just and reasonable and non-discriminatory.

  Valero L.P.'s pipeline operations are subject to FERC rate-making principles that could have an adverse impact on Valero L.P.'s ability to recover the full cost of operating its pipeline facilities and its ability to make distributions to its partners.

        In a decision issued in 2004 involving an oil pipeline limited partnership, BP West Coast Products, LLC v. FERC, the United States Court of Appeals for the District of Columbia Circuit rejected FERC's Lakehead policy. Under that policy, the FERC had allowed an oil pipeline limited partnership to include in its cost of service an income tax allowance only to the extent that its unitholders were corporations. In May 2005, the FERC issued a new Policy Statement on Income Tax Allowances (Policy Statement), stating that a pipeline organized as a tax pass-through entity may include in its cost of service-based rates an income tax allowance to reflect actual or potential tax liability on its public utility income attributable to all entities or individuals owning public utility assets, if the pipeline proves that the ultimate owner of the interest has an actual or potential income tax liability on such income. The Policy Statement also provides that whether a pipeline's owners have such actual or potential income tax liability will be reviewed by the FERC on a case-by-case basis. In August 2005, the FERC also dismissed requests for rehearing of its new Policy Statement. Since June 2005, FERC has also issued several orders applying its new policy on income tax allowance, two of which involved the remanded BP West Coast case. Although the new policy affords pipelines organized as pass-through entities an opportunity to recover a tax allowance, these recent orders vary with regard to the type of evidence or related burden of proof necessary to establish whether an actual or potential income tax liability exists for all owners. Application of the Policy Statement in these and other individual cases will also be subject to further FERC action and/or review in the appropriate Court of Appeals. In addition, multiple petitions for review of the Policy Statement and FERC's application of the Policy Statement on remand of the BP West Coast decision have already been filed at the United States Court of Appeals for the District of Columbia Circuit. Therefore, the ultimate outcome of these proceedings is not certain and could result in changes to the FERC's treatment of income tax allowances in cost of service. If Valero L.P. were to file for a cost of service-based rate increase, it would likely be permitted to include an income tax allowance in such rates only to the extent it could show, pursuant to the Policy Statement, that the ultimate owners of Valero L.P.'s units have actual or potential income tax liability on Valero L.P.'s income. There is not yet a definitive ruling from FERC concerning the type of evidence Valero L.P. would have to produce to prevail on a request to include a tax allowance. If the FERC were to disallow a substantial portion of Valero L.P.'s income tax allowance, it is likely that the maximum rates that could be charged could decrease from current levels.

  Terrorist attacks and the threat of terrorist attacks have resulted in increased costs to Valero L.P.'s business. Continued hostilities in the Middle East or other sustained military campaigns may adversely impact Valero L.P.'s results of operations.

        The long-term impact of terrorist attacks, such as the attacks that occurred on September 11, 2001, and the threat of future terrorist attacks, on the energy transportation industry in general, and on Valero L.P. in particular, is not known at this time. Increased security measures taken by Valero L.P. as a precaution against possible terrorist attacks have resulted in increased costs to its business. Uncertainty surrounding continued hostilities in the Middle East or other sustained military campaigns or terrorist attacks may affect Valero L.P.'s operations in unpredictable ways, including disruptions of crude oil supplies and markets for refined products, the possibility that infrastructure facilities could be direct targets of, or indirect casualties of, an act of terror, and instability in the financial markets that could restrict Valero L.P.'s ability to raise capital.

Tax Risks to Our Unitholders

        You should read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our units.

  If we or Valero L.P. were treated as a corporation for federal or state income tax purposes, then our cash available for distribution to you would be substantially reduced.

        The anticipated after-tax economic benefit of an investment in our units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this matter. The value of our investment in Valero L.P. depends largely on Valero L.P. being treated as a partnership for federal income tax purposes.

        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and we would likely pay state income taxes at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow and after-tax return to you, likely causing a substantial reduction in the value of our units.

        If Valero L.P. were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, and it would likely pay state income taxes at varying rates. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to us. As a result, there would be a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

        Current law may change, causing us or Valero L.P. to be treated as a corporation for federal income tax purposes or otherwise subjecting us or Valero L.P. to entity level taxation. In addition, because of widespread state budget deficits, and other reasons, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. For example, the State of New Jersey imposes a state level tax which Valero L.P. currently pays at the maximum amount of $250,000. Partnerships and limited liability companies, unless specifically exempted, will also generally be subject to a state level tax imposed on Texas source revenues beginning in 2008. Specifically, the Texas margin tax will be imposed at a maximum effective tax rate of 0.7% of our gross revenue that is apportioned to Texas. Imposition of an entity level tax on us or Valero L.P. by Texas, or any additional states, will reduce the cash available for distribution to our unitholders.

        Valero GP, LLC, the general partner of the general partner of Valero L.P., elected to be treated as a corporation for federal income tax purposes. As a result, Valero GP, LLC will be required to pay federal income taxes on its taxable income at the corporate tax rate. If Valero GP, LLC is required to pay income taxes, it would reduce the cash available for distribution to our unitholders.

  A successful IRS contest of the federal income tax positions we or Valero L.P. take may adversely impact the market for our or Valero L.P.'s units, and the costs of any contest will reduce cash available for distribution to our unitholders.

        The IRS may adopt positions that differ from the positions we or Valero L.P. take, even positions taken with the advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we or Valero L.P. take. A court may not agree with all of the positions we or Valero L.P. take. Any contest with the IRS may materially and adversely impact the market for our or Valero L.P.'s units and the prices at which they trade. In addition, the costs of any contest between Valero L.P. and the IRS will result in a reduction in cash available for distribution to Valero L.P. unitholders and thus will be borne indirectly by us, as a unitholder and as the owner of the general partner of Valero L.P., and by the other unitholders of Valero L.P. Moreover, the costs of any contest between us and the IRS will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders.

  Even if you do not receive any cash distributions from us, you will be required to pay taxes on your share of our taxable income.

        You will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income, whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from your share of our taxable income.

  The sale or exchange of 50% or more of our or Valero L.P.'s capital and profits interests, within a twelve-month period, will result in a termination of our or Valero L.P.'s partnership for federal income tax purposes. Valero Energy's sale of its interests in us in this offering will result in the sale of 50% or more of the total interests in our capital and profits within a twelve-month period, resulting in a termination of our partnership for federal income tax purposes.

        We will be considered to have terminated our partnership for federal income tax purposes if, within a twelve-month period, there is a sale or exchange for federal income tax purposes of 50% or more of the total interests in our capital and profits, including sales by subsidiaries of Valero Energy, together with all other units sold during such period. Likewise, Valero L.P. will be considered to have terminated its partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in Valero L.P.'s capital and profits within a twelve-month period. Valero Energy's sale of its interests in us in this offering will result in the sale of 50% or more of the total interests in our capital and profits within a twelve-month period, thus resulting in a termination of our partnership for federal income tax purposes. A termination of our partnership for tax purposes will result in a deemed sale or exchange of our interests in Valero L.P.'s capital and profits. This deemed sale or exchange of our interests in Valero L.P.'s capital and profits will also cause the termination of Valero L.P.'s partnership for federal income tax purposes if this deemed sale, together with all other sales of Valero L.P.'s units, results in a sale or exchange of 50% or more of Valero L.P.'s capital and profits interest within a twelve-month period. A termination will, among other things, result in the closing of our or Valero L.P.'s taxable year for all unitholders and will result in a deferral of depreciation and cost recovery deductions allowable in computing our or Valero L.P.'s taxable income. Thus, you will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated, and for future years, as a percentage of the cash distributed to you with respect to that period. A termination of our partnership and Valero L.P.'s partnership for federal income tax purposes would have no effect on our or Valero L.P.'s financial position or results of operations. Please read "Material Tax Consequences—Disposition of Units" for a discussion of the consequences of our termination for federal income tax purposes.

  Tax gain or loss on the disposition of our units could be different than expected.

        If you sell your units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those units. Prior distributions to you in excess of the total net taxable income you were allocated for a unit, which decreased your tax basis in that unit, will, in effect, become taxable income to you if the unit is sold at a price greater than your tax basis in that unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, may be ordinary income to you.

  Tax-exempt entities and foreign persons face unique tax issues from owning units that may result in adverse tax consequences to them.

        Investment in units by tax-exempt entities, such as individual retirement accounts (known as IRAs) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business taxable income and will be taxable to them.

Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file United States federal income tax returns and pay tax on their share of our taxable income.

  We will treat each purchaser of our units as having the same tax benefits without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of our units.

        Because we cannot match transferors and transferees of units, we will adopt depreciation and amortization positions that may not conform with all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of units and could have a negative impact on the value of our units or result in audit adjustments to your tax returns. Please read "Material Tax Consequences—Uniformity of Units" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

  You will likely be subject to state and local taxes and return filing requirements as a result of investing in our units.

        In addition to federal income taxes, you will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or Valero L.P. do business or own property, even if you do not live in any of those jurisdictions. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, you may be subject to penalties for failure to comply with those requirements. We or Valero L.P. may own property or conduct business in other states or foreign countries in the future. It is your responsibility to file all federal, state and local tax returns. Our counsel has not rendered an opinion on the state and local tax consequences of an investment in our units. Please read "Material Tax Consequences—State, Local, Foreign and Other Tax Considerations."

  We expect that our ratio of taxable income to cash distributions will be higher than the ratio applicable to holders of common units in Valero L.P.

        We expect that our ratio of taxable income to cash distributions will be higher than the ratio applicable to holders of common units in Valero L.P. Other holders of common units in Valero L.P. receive remedial allocations of deductions from Valero L.P. Any remedial allocations of deductions to us from Valero L.P. are very limited. In addition, our ownership of Valero L.P. incentive distribution rights causes more taxable income to be allocated to us from Valero L.P. If Valero L.P. is successful in increasing its distributions over time, our income allocations from our Valero L.P. incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will increase.

  Items of our income, gain, loss and deduction will be allocated among our unitholders to account for the difference between the fair market value and tax basis of our assets at the time we issue units in an offering.

        Specified items of income, gain, loss and deduction will be allocated to us from Valero L.P. and among our unitholders to account for the difference between the fair market value and tax basis of Valero L.P.'s assets and our assets at the time the assets were contributed to Valero L.P. (or its predecessors) or at the time we issue units in an offering. The effect of these allocations will be to allocate to us from Valero L.P. and to our unitholders, gain attributable to our share of the difference between the fair market value and the tax basis of Valero L.P.'s assets at these times (including gain attributable to our ownership of the incentive distribution rights). The effect of these allocations to a unitholder purchasing units in such an offering will be essentially the same as if the tax basis of our and Valero L.P.'s assets were equal to their fair market values at the time of the offering, with the result that a unitholder purchasing units in such an offering will not bear the federal income tax burden associated with any existing difference between the fair market value and tax basis of our or Valero L.P.'s assets. The federal income tax burden associated with the difference between the fair market value and tax basis of our assets immediately prior to an offering will be borne by our existing unitholders as of that time. Please read "Material Tax Consequences—Tax Treatment of Operations—Tax Basis, Depreciation and Amortization."

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the units in this offering. All of the units being sold in this offering are being offered by other subsidiaries of Valero Energy.

CAPITALIZATION

        The following table sets forth our cash and our capitalization as of September 30, 2006 (in thousands). You should read our financial statements and notes that are included elsewhere in this prospectus for additional information.

September 30, 2006
Cash	$1,116

Long-term debt	$1,000
Members' equity	559,733

Total capitalization	$560,733

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

General

  Rationale for Our Cash Distribution Policy

        Our cash distribution policy reflects a basic judgment that our unitholders will be better served if we distribute our available cash rather than retain it. Our cash-generating assets consist entirely of our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which collectively own the 2% general partner interest, 100% of the incentive distribution rights and a 21.4% limited partner interest in Valero L.P., the limited partnership from which we receive quarterly distributions. We currently have no operations separate from those of Valero L.P. and do not currently intend to conduct operations separate from those of Valero L.P. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case if we were subject to income tax. Our distribution policy is consistent with the terms of our limited liability company agreement, which requires that we distribute all of our available cash quarterly.

  Restrictions and Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

        There is no guarantee that our unitholders will receive quarterly distributions from us. Our cash distribution policy may be changed at any time and is subject to certain restrictions, including:

  •
  Valero L.P.'s distribution policy is subject to restrictions on distributions under its credit agreements, which contain material financial tests and covenants it must satisfy. Should it be unable to comply with the restrictions under its credit agreements, Valero L.P. would be prohibited from making cash distributions to us, which in turn would prevent us from making cash distributions to you, notwithstanding our stated cash distribution policy.

  •
  Our cash distribution policy is subject to restrictions on distributions under our credit facility. Our credit facility contains material financial tests and covenants that we must satisfy. Should we be unable to comply with the restrictions under our credit facility, we would be prohibited from making cash distributions to you, notwithstanding our stated cash distribution policy.

  •
  Valero L.P.'s general partner has broad discretion, under Valero L.P.'s partnership agreement, to establish reserves for the prudent conduct of Valero L.P.'s business and for future cash distributions to Valero L.P.'s unitholders. The establishment of such reserves could result in a reduction in the cash distributions that we anticipate receiving from Valero L.P., which in turn could result in a reduction in the level of our anticipated cash distributions to you.

  •
  Our board of directors has discretion under our limited liability company agreement to establish reserves for the prudent conduct of our business and for future distributions to our unitholders, and the establishment of such reserves could result in a reduction in the level of our anticipated cash distributions to you.

  •
  While our limited liability company agreement requires us to distribute our available cash, the agreement, including our cash distribution policy contained therein, may be amended by a vote of the holders of a majority of our units.

  •
  Under Section 18-607 of the Delaware LLC Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

  •
  Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, Valero L.P. may not make a distribution to us if the distribution would cause its liabilities to exceed the fair value of its assets.

  •
  We may lack sufficient cash to pay distributions to our unitholders due to increases in general and administrative expenses, principal and interest payments required under any outstanding debt, working capital requirements and anticipated cash needs of us or Valero L.P. and its subsidiaries.

  Our Cash Distribution Policy Limits Our Ability to Grow

        Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash. Currently, our only cash generating assets are our indirect ownership interests in Valero L.P., and as such, our immediate growth is completely dependent upon Valero L.P.'s ability to increase quarterly cash distributions per unit. If we issue additional units or incur debt, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

  Valero L.P.'s Ability to Grow is Dependent on its Ability to Access External Growth Capital

        Valero L.P. distributes all of its available cash to its partners. As a result, it relies on external financing sources, including commercial borrowings and debt and equity issuances, to fund its acquisitions and growth capital expenditures. As a result, to the extent Valero L.P. does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent Valero L.P. issues additional units and maintains or increases its distribution level per unit, the payment of distributions on those additional units may decrease Valero L.P.'s ability to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. Valero L.P.'s incurrence of additional debt to finance its growth strategy would generate increased interest expense, which in turn may decrease its distributions to us, thereby reducing the available cash that we have to distribute to our unitholders.

Our Current Distribution Rate

  Our Cash Distribution Policy

        Our cash distribution policy is to distribute all available cash to our unitholders. Our quarterly cash distribution rate is $0.32 per unit, or $1.28 per unit on an annualized basis. This equates to an aggregate cash distribution of approximately $13.6 million per complete quarter or $54.4 million per year. Pursuant to our distribution policy, our distributions must be paid no later than 50 days after the end of each fiscal quarter.

        On November 17, 2006, we paid unitholders a prorated distribution of $0.2574 per unit (based on our current quarterly distribution of $0.32 per unit) for the period from the closing date of our initial public offering on July 19, 2006 to and including September 30, 2006.

        The following table sets forth the number of our units outstanding upon the private sale to Mr. Greehey and the closing of this offering and the expected aggregate distribution amounts to be paid on such units during the first four full quarters following the closing of this offering at our current quarterly distribution of $0.32 per unit, or $1.28 per unit on an annualized basis.

		Distributions
	Number of Units	One Quarter	Four Quarters
Publicly held units	34,664,565	$11,092,661	$44,370,643
Units held by William E. Greehey	5,155,000	1,649,600	6,598,400
Units held by a subsidiary of Valero Energy	2,680,435	857,739	3,430,957

Total capitalization	42,500,000	$13,600,000	$54,400,000

        If the underwriters exercise their option to purchase additional units in full, then Valero Energy's ownership interest in us will be reduced to zero.

        Our distributions will not be cumulative. Consequently, if distributions on our units are not paid at the targeted levels, our unitholders will not be entitled to receive such payments in the future.

        Our distribution policy is consistent with the terms of our limited liability company agreement, which requires that we distribute all of our available cash at the close of each quarter. Under our limited liability company agreement, available cash is defined to generally mean, for each fiscal quarter, the amount of cash generated from our business in excess of the amount of cash reserves established by our board of directors to, among other things:

  •
  provide for the conduct of our business;

  •
  comply with applicable law or any debt instrument or other agreement applicable to us;

  •
  provide funds for distributions to our unitholders with respect to any one or more of the next four quarters; or

  •
  permit Riverwalk Logistics, L.P. to make capital contributions to Valero L.P. to maintain its 2% general partner interest upon the issuance of partnership securities by Valero L.P.

  Valero L.P.'s Cash Distribution Policy

        Like us, Valero L.P. has adopted a cash distribution policy that requires it to distribute its available cash to unitholders on a quarterly basis. Under Valero L.P.'s partnership agreement, available cash is defined to mean generally, for each fiscal quarter, the sum of all cash and cash equivalents at the end of such quarter, plus any working capital borrowings made subsequent to the end of such quarter, in excess of the amount its general partner determines is necessary or appropriate to provide for the conduct of its business, to comply with applicable law or any of its debt instruments or other agreements, or to provide for future distributions to its unitholders for any one or more of the next four quarters. In providing for the conduct of its business, Valero L.P.'s definition of available cash in its partnership agreement also allows it to maintain reserves for future capital expenditures and anticipated credit needs. Valero L.P. makes its quarterly distributions from cash generated from its operations, and those distributions have grown over time as Valero L.P.'s business has grown, primarily as a result of acquisitions and internal growth projects.

        The following table shows the actual cash distributions that Valero L.P. has paid to its partners, including us, on all of its outstanding partnership interests, with respect to the quarter indicated (in thousands, except per unit amounts). Payments are made within 45 days after the end of each quarter and are based on the number of partnership interests outstanding as of a record date that is set after the end of each quarter. Valero L.P. has an established historical record of paying quarterly cash distributions to its partners.

		Paid to Limited Partners, Excluding Valero GP Holdings, LLC	Paid to Valero GP Holdings, LLC
							Total Paid to All Partners
	Distribution Per Unit		Limited Partner Units	General Partner Interest	Incentive Distribution Rights	Total
2003
1st Quarter	$0.700	$8,063	$7,201	$319	$384	$7,904	$15,967
2nd Quarter	0.750	8,638	7,716	348	718	8,782	17,420
3rd Quarter	0.750	9,570	7,710	369	759	8,838	18,408
4th Quarter	0.750	9,587	7,693	369	759	8,821	18,408
2004
1st Quarter	0.800	10,229	8,204	399	1,112	9,715	19,944
2nd Quarter	0.800	10,230	8,203	399	1,112	9,714	19,944
3rd Quarter	0.800	10,230	8,203	399	1,112	9,714	19,944
4th Quarter	0.800	10,241	8,192	399	1,112	9,703	19,944
2005
1st Quarter	0.800	10,243	8,190	399	1,112	9,701	19,944
2nd Quarter(a)	0.855	31,279	8,744	879	3,049	12,672	43,951
3rd Quarter	0.855	31,282	8,740	879	3,049	12,668	43,950
4th Quarter	0.855	31,289	8,733	879	3,049	12,661	43,950
2006
1st Quarter	0.885	32,377	9,050	916	3,480	13,446	45,823
2nd Quarter	0.885	32,380	9,047	916	3,480	13,443	45,823
3rd Quarter	0.915	33,480	9,350	955	3,909	14,214	47,694

(a)
For the second quarter of 2005, Valero L.P.'s financial statements reflected a total cash distribution of approximately $21.6 million, which was based on the partnership interests outstanding as of June 30, 2005. On July 1, 2005, Valero L.P. issued approximately 23.8 million of its common units in exchange for all outstanding units of Kaneb Pipe Line Partners, L.P. in connection with its acquisition of Kaneb. Pursuant to the terms of the merger agreement and because actual payments are made within 45 days after the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter, the actual cash payment made with respect to the second quarter was approximately $44.0 million, which includes the distributions paid to former Kaneb unitholders with respect to the second quarter of 2005.

Our Sources of Distributable Cash

        Our only cash-generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the following:

  •
  the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

  •
  100% of the incentive distribution rights issued by Valero L.P., described in more detail below; and

  •
  10,220,870 common units of Valero L.P. representing a 21.4% limited partner interest in Valero L.P.

  Incentive Distribution Rights—Hypothetical Allocations of Distributions to Us and Valero L.P.'s Other Unitholders

        Our assets include 100% of the incentive distribution rights in Valero L.P. The incentive distribution rights represent our right to receive an increasing percentage of Valero L.P.'s quarterly distributions after certain target distribution levels have been achieved. The table set forth below illustrates the percentage allocations of distributions among the owners of Valero L.P., including us, at the target distribution levels contained in Valero L.P.'s partnership agreement. This information assumes that we continue to own a 2% general partner interest in Valero L.P. and 100% of the incentive distribution rights of Valero L.P.

        The percentage interests shown for us and the other Valero L.P. unitholders for the minimum quarterly distribution amounts are also applicable to distribution amounts that are less than the minimum quarterly distribution. Valero L.P.'s current distribution rate is $0.915 per unit. The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from Valero L.P. as total distributions from Valero L.P. increase and are not intended to represent a prediction of future performance.

Valero L.P. Quarterly Distribution Per Unit	Distributions to Unitholders, Including Us	Distributions on our General Partner Interest	Distributions on our Incentive Distribution Rights
Up to $0.60	98%	2%	0%
With respect to amounts above $0.60 up to $0.66	90%	2%	8%
With respect to amounts above $0.66	75%	2%	23%

        The table set forth below illustrates the percentage allocations among us and the other Valero L.P. unitholders as a result of certain assumed quarterly distribution payments per unit made by Valero L.P., including the target distribution levels contained in Valero L.P.'s partnership agreement. This information is based upon:

  •
  Valero L.P.'s 46,809,749 common units outstanding as of November 10, 2006; and

  •
  our ownership of (i) the 2% general partner interest, (ii) the incentive distribution rights and (iii) 10,220,870 of Valero L.P.'s common units.

        The amounts presented below are intended to be illustrative of the way in which we are entitled to an increasing share of distributions from Valero L.P. as total distributions from Valero L.P. increase and are not intended to represent a prediction of future performance (dollars in thousands, except per unit data).

		Distributions to Owners of Valero L.P. Other Than Us
				Distributions to Us from Interests in Valero L.P.
Valero L.P.'s Quarterly Distribution per Unit
	Total Annual Distributions	Distribution Amount	% of Total	General Partner Interest	Incentive Distribution Rights	Limited Partner Units	Distribution Amount	% of Total
$0.600	$114,636	$87,802	77%	$2,293	$—	$24,541	$26,834	23%
0.660	127,119	96,583	76%	2,542	999	26,995	30,536	24%
0.915	190,780	133,915	70%	3,816	15,641	37,408	56,865	30%
0.925	193,276	135,361	70%	3,866	16,215	37,834	57,915	30%
0.970	204,511	141,947	69%	4,090	18,799	39,675	62,564	31%

Valero L.P. made incentive cash distributions of $2.6 million, $4.4 million, $10.3 million and $10.9 million during the years ended December 31, 2003, 2004 and 2005, and the nine months ended September 30, 2006, respectively. For a further description of Valero L.P.'s cash distribution policy, please read "—Our Current Distribution Rate."

PRICE RANGE OF UNITS AND DISTRIBUTIONS

        As of December 18, 2006, there were 42,500,000 units outstanding, held by approximately nine unitholders, including units held in street name and by affiliates of Valero Energy. Our units are traded on the New York Stock Exchange under the symbol "VEH."

        The following table sets forth, for the periods indicated, the high and low sales prices for our units, as reported on the NYSE Composite Tape, and quarterly cash distributions paid to our unitholders. The last reported sales price of our units on the New York Stock Exchange on December 18, 2006, was $21.62 per unit.

	Price Ranges
			Cash Distribution Per Unit(1)
	High	Low
2006
Third Quarter(2)	$22.25	$19.00	$0.2574	(3)
Fourth Quarter (through December 18, 2006)	$22.04	$19.25	N/A

(1)
Represents cash distributions attributable to the quarter and declared and paid or to be paid within 50 days after quarter end.

(2)
For the period from July 19, 2006 through September 30, 2006.

(3)
The distribution for the third quarter of 2006 represents a prorated distribution, based on our current quarterly cash distribution of $0.32 per unit, for the period from July 19, 2006, the closing date of our initial public offering, through September 30, 2006.

Distributions of Available Cash

        Please read "Our Cash Distribution Policy and Restrictions on Distributions" for information on our cash distribution policy.

SELECTED HISTORICAL AND PRO FORMA
FINANCIAL DATA—VALERO GP HOLDINGS, LLC

        The following table sets forth, for the periods and at the dates indicated, selected historical and pro forma financial data for Valero GP Holdings (in thousands, except per unit amounts). On June 1, 2006, Valero Energy contributed its ownership interests in Valero GP, LLC to Valero GP Holdings, which was accounted for as a transaction between entities under common control. Therefore, the financial information for all periods prior to June 1, 2006 has been restated to include Valero GP, LLC. Prior to March 18, 2003, the financial statements of Valero GP Holdings also consolidated the financial statements of Valero L.P. On March 18, 2003, Valero GP Holdings began accounting for its investment in Valero L.P. under the equity method, which is discussed in note 4 to the audited financial statements of Valero GP Holdings included elsewhere in this prospectus. The selected historical financial data as of December 31, 2004 and 2005 and September 30, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 should be read in conjunction with the financial statements of Valero GP Holdings, Valero L.P. and Kaneb included elsewhere in this prospectus. The selected pro forma financial data as of September 30, 2006 and for the year ended December 31, 2005 and the nine months ended September 30, 2006 should be read in conjunction with the unaudited pro forma financial statements of Valero GP Holdings included elsewhere in this prospectus.

        The selected pro forma statement of income data for the year ended December 31, 2005 and the nine months ended September 30, 2006 reflects the pro forma effect of two separate transactions. First, Valero GP Holdings' equity in income of Valero L.P. for the year ended December 31, 2005 is adjusted to reflect the effect of the acquisition of Kaneb by Valero L.P., including the effect of the sale of certain assets acquired from Kaneb, as if those transactions occurred on January 1, 2005. Second, the effects of our initial public offering and this offering are reflected as if they had occurred on January 1, 2005, including (a) the elimination of interest expense on Valero GP Holdings' notes payable to affiliates resulting from a capital contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries; (b) the incurrence of incremental general and administrative expenses that Valero GP Holdings will incur under a new Administration Agreement with Valero GP, LLC for certain administrative services to be provided by Valero GP, LLC; and (c) incremental tax expense as a result of Valero GP, LLC's election to be treated as a taxable entity.

        Pro forma balance sheet information as of September 30, 2006 is not presented because the effects of the above transactions are reflected in the historical balance sheet as of September 30, 2006. Additionally, the effects of this offering have not been reflected in a pro forma balance sheet because Valero GP Holdings will not receive any proceeds from this offering.

	Historical
								Pro Forma
						Nine Months Ended September 30,
	Year Ended December 31,									Nine Months Ended September 30, 2006
								Year Ended December 31, 2005
	2001	2002	2003	2004	2005	2005	2006
	(unaudited)					(unaudited)		(unaudited)
Statement of Income Data:
Operating revenues	$98,827	$118,458	$24,868	$—	$—	$—	$—	$—		$—
Equity in earnings of Valero L.P.	—	—	27,418	35,314	37,646	29,543	32,141	25,951		32,141

Total revenues	98,827	118,458	52,286	35,314	37,646	29,543	32,141	25,951		32,141

Costs and expenses:
Operating expenses	$33,583	$37,838	$9,484	$—	$—	$—	$—	$—		$—
General and administrative expenses	5,349	7,023	1,562	91	28	16	903	500	(f)	1,153 (f)
Depreciation and amortization expense	13,390	13,708	2,975	—	—	—	—	—		—

Total costs and expenses	52,322	58,569	14,021	91	28	16	903	500		1,153

Operating income	46,505	59,889	38,265	35,223	37,618	29,527	31,238	25,451		30,988
Equity in earnings of Skelly-Belvieu Pipeline Company	3,179	3,188	633	—	—	—	—	—		—
Other income (expense), net	—	—	72	375	456	447	(249)	456		(249)
Interest income—affiliated	—	2	—	26	111	73	53	—		—
Interest expense:
Affiliated	—	(16,806)	(18,691)	(17,110)	(17,778)	(13,293)	(10,368)	—		—
Nonaffiliated, net	(3,811)	(4,880)	(1,592)	—	—	—	(6)	—		(6)
Minority interest(a)	(9,393)	(14,109)	(2,400)	—	—	—	—	—		—

Income before income tax expense	$36,480	$27,284	$16,287	$18,514	$20,407	$16,754	$20,668	$25,907		$30,733
Income tax expense	—	396	33	67	114	65	273	99		304

Net income	$36,480	$26,888	$16,254	$18,447	$20,293	$16,689	$20,395	$25,808		$30,429

Earnings per unit(b)	$0.86	$0.63	$0.38	$0.43	$0.48	$0.39	$0.48	$0.61		$0.72

Balance Sheet Data (at period end):
Total assets	$729,188	$760,256	$392,937	$388,991	$410,314		$581,745
Total debt(c)	285,519	386,816	283,797	270,597	265,961		1,000
Members' equity(d)	309,278	244,771	105,960	113,975	141,780		559,733
Other Financial Data:
Net cash provided by operating activities	$77,132	$60,369	$23,033	$22,183	$16,731	$15,376	$21,333
Net cash provided by (used in) investing activities	(17,926)	(80,607)	(17,060)	1,521	(19,606)	(24,418)	7,584
Net cash provided by (used in) financing activities	(51,414)	45,975	296,679	(23,632)	2,876	9,043	(27,922)
Distributions received from Valero L.P.(e)	15,872	39,130	36,013	37,964	44,745	32,076	39,549

(a)
Minority interest represents the proportionate interest of public unitholders in the net income of Valero L.P. during the period that Valero GP Holdings consolidated Valero L.P.

(b)
On June 28, 2006, our existing membership interests were represented by 10,000,000 units. In connection with our initial public offering, we effected a 4.25-for-1 split, resulting in total outstanding units of 42,500,000. Prior to June 28, 2006, we had no units outstanding. Our earnings per unit amounts assume that 42,500,000 units were outstanding for all periods presented.

(c)
Total debt as of December 31, 2001 and 2002 includes $26.9 million and $110.4 million, respectively, of Valero L.P.'s outstanding debt, prior to the ceasing of consolidation of Valero L.P. on March 18, 2003. The remainder of the debt at the end of 2001 and 2002 and all of the debt as of December 31, 2003, 2004 and 2005 represents notes payable by Valero GP Holdings to subsidiaries of Valero Energy. On July 19, 2006, subsidiaries of Valero Energy made a capital contribution to us in the form of notes issued by us and held by those Valero Energy subsidiaries. As a result, the debt outstanding at September 30, 2006 relates to amounts outstanding under our credit facility.

(d)
Members' equity in the historical balance sheet decreased from December 31, 2002 to December 31, 2003 as a result of the distribution to Valero GP Holdings' members of the proceeds received from the redemption by Valero L.P. of 3,809,750 common units held by Valero GP Holdings. Members' equity as of September 30, 2006 is significantly higher than prior periods in the historical balance sheet date due to the assumed capital contribution of notes from Valero Energy subsidiaries discussed in footnote (b) above.

(e)
Distributions received from Valero L.P. for the years ended December 31, 2001, 2002 and 2003 include distributions received by Valero GP Holdings prior to the ceasing of consolidation of Valero L.P. on March 18, 2003, which were eliminated in the combined statements of cash flows, and therefore these amounts are not derived from the historical statements of cash flows.

(f)
Reflects contractual amounts incurred pursuant to the Administration Agreement. Please read "Certain Relationships and Related Transactions—Related Party Transactions."

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA—VALERO L.P.

        The following table sets forth, for the periods and at the dates indicated, selected historical and pro forma financial data for Valero L.P. (dollars in thousands, except per unit data). The selected historical financial data as of December 31, 2004 and 2005 and September 30, 2006 and for the years ended December 31, 2003, 2004 and 2005 and the nine months ended September 30, 2005 and 2006 should be read in conjunction with the financial statements of Valero L.P. included elsewhere in this prospectus. The selected pro forma financial data for the year ended December 31, 2005 should be read in conjunction with the unaudited pro forma financial statements of Valero L.P. included elsewhere in this prospectus.

        The pro forma statement of income data for the year ended December 31, 2005 assumes:

  •
  the acquisition of Kaneb by Valero L.P. occurred on January 1, 2005;

  •
  the sale of certain assets acquired as part of the acquisition of Kaneb for $455 million occurred on January 1, 2005 and that the proceeds from such sale were used to repay debt;

  •
  the sale of Martin Oil LLC, a wholly owned subsidiary of Kaneb that was acquired as part of the acquisition of Kaneb, to Valero Energy for $26.8 million occurred on January 1, 2005 and that the proceeds were used to repay debt; and

  •
  the sale of Valero L.P.'s subsidiaries in Australia and New Zealand, which were acquired in connection with the acquisition of Kaneb and which Valero L.P. sold on March 30, 2006 for $65 million plus working capital adjustments, occurred on January 1, 2005 and that the proceeds were used to repay debt.

        Selected pro forma financial data as of and for the nine months ended September 30, 2006 is not presented because the transactions discussed above are reflected in Valero L.P.'s historical financial statements as of and for the nine months ended September 30, 2006.

	Historical							Pro Forma
						Nine Months Ended September 30,
	Year Ended December 31,
								Year Ended December 31, 2005
	2001	2002	2003	2004	2005(e)	2005	2006
	(unaudited)					(unaudited)		(unaudited)
Statement of Income Data:
Revenues	$98,827	$118,458	$181,450	$220,792	$659,557	$373,326	$844,995	$1,005,662

Costs and expenses:
Cost of product sales(a)	—	—	—	—	229,806	101,217	350,260	401,357
Operating expenses	33,583	37,838	64,609	78,298	184,609	109,759	232,727	272,250
General and administrative expenses	5,349	6,950	7,537	11,321	26,553	17,064	30,323	65,528
Depreciation and amortization expense	13,390	16,440	26,267	33,149	64,895	40,255	74,022	94,180
Provision for loss contingencies(b)	—	—	—	—	—	—	—	42,000

Total costs and expenses	52,322	61,228	98,413	122,768	505,863	268,295	687,332	875,315

Operating income	46,505	57,230	83,037	98,024	153,694	105,031	157,663	130,347
Equity in earnings in joint ventures	3,179	3,188	2,416	1,344	2,319	2,340	4,514	5,116
Interest and other expense, net	(3,811)	(4,880)	(15,860)	(20,950)	(43,625)	(26,344)	(47,630)	(61,121)

Income from continuing operations before income tax (expense) benefit	45,873	55,538	69,593	78,418	112,388	81,027	114,547	74,342
Income tax (expense) benefit(c)	—	(395)	—	—	(4,713)	(2,050)	(1,997)	8,742

Income from continuing operations	45,873	55,143	69,593	78,418	107,675	78,977	112,550	$83,084

Income (loss) from discontinued operations(d)	—	—	—	—	3,398	4,306	(377)

Net income	$45,873	$55,143	$69,593	$78,418	$111,073	$83,283	$112,173

Net income per unit applicable to limited partners:
Continuing operations	$1.82	$2.72	$3.02	$3.15	$2.76	$2.31	$2.14	$1.48

Discontinued operations(d)	—	—	—	—	0.10	0.14	(0.01)

Net income	$1.82	$2.72	$3.02	$3.15	$2.86	$2.45	$2.13

Cash distributions per unit applicable to limited partners	$1.70	$2.75	$2.95	$3.20	$3.365	$2.51	$2.685

Balance Sheet Data (at period end):
Total assets:	$387,070	$415,508	$827,557	$857,507	$3,366,992	$3,312,541	$3,300,542
Long-term debt, less current portion	25,660	108,911	353,257	384,171	1,169,659	1,174,949	1,178,476
Partners' equity	342,166	293,895	438,163	438,311	1,900,779	1,918,933	1,886,671
Operating Data (barrels/day):
Crude oil pipeline throughput	303,811	348,023	355,008	381,358	358,965	362,574	426,129
Refined product pipeline throughput	308,047	295,456	392,145	442,596	556,654	524,290	711,215
Refined product terminal throughput	176,771	175,559	225,426	256,576	245,084	252,933	261,619
Crude oil storage tank throughput	—	—	366,986	473,714	517,409	512,349	503,769
Other Financial Data:
Net cash provided by operating activities	$77,132	$77,656	$106,108	$108,503	$186,430	$135,398	$181,979
Net cash used in investing activities	(17,926)	(80,607)	(442,350)	(58,511)	(89,000)	(67,066)	(17,309)
Net cash provided by (used in) financing activities	(51,414)	28,688	318,454	(49,590)	(77,178)	(41,968)	(133,335)

(a)
Cost of product sales relates to the sale of bunker fuel. Valero L.P. purchases bunker fuel for resale and records cost of product sales for barrels of fuel sold.

(b)
For the quarter ended June 30, 2005, Kaneb recorded a provision for loss contingencies associated with certain legal matters. Please read "Kaneb Services LLC—Notes to Consolidated Financial Statements—Note 10. Commitments and Contingencies" included elsewhere in this prospectus.

(c)
Valero L.P. is not a taxable entity for federal and state income tax purposes. For 2002, income tax expense relates to the acquisition by Valero L.P. of the Wichita Falls Business from Valero Energy. The historical and pro forma income tax amounts for the year ended December 31, 2005 and the historical income tax amounts for the nine months ended September 30, 2006, relate to taxable, wholly owned corporate subsidiaries of Valero L.P. that were acquired as part of the acquisition of Kaneb. The corporate subsidiaries are primarily international subsidiaries.

(d)
On September 30, 2005, Valero L.P. sold certain assets it acquired as part of the acquisition of Kaneb for $455 million, and on March 30, 2006 Valero L.P. sold its subsidiaries in Australia and New Zealand, which were also acquired as part of the acquisition of Kaneb, for $65 million plus working capital adjustments. The results of operations of these assets and subsidiaries are included in income (loss) from discontinued operations.

(e)
The historical statement of income data for the year ended December 31, 2005 includes the results of operations of Kaneb from the date of acquisition, July 1, 2005, through December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma financial statements included in this prospectus. In addition, you should read "Forward-Looking Statements" and "Risk Factors" for information regarding certain risks inherent in our and Valero L.P.'s business.

Valero GP Holdings, LLC

Overview

  Financial Statement Presentation

        We reflect our ownership interest in Valero L.P. using the equity method of accounting, which means that our financial results reflect a portion of Valero L.P.'s net income, based on our ownership interest in Valero L.P., and our own administrative costs. We have no separate operating activities apart from those conducted by Valero L.P. and therefore generate no revenues from operations. Our cash flows currently consist of distributions from Valero L.P. on the partnership interests, including incentive distribution rights, that we own. Prior to March 18, 2003, we reflected our ownership interests in Valero L.P. on a consolidated basis, which means that our financial results were combined with Valero L.P.'s financial results through that date, with the portion of the results of operations related to the minority limited partner interests reflected as an expense. Accordingly, the discussion of our financial position and results of operations in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" reflects the operating activities and results of operations of Valero L.P. through March 18, 2003. Subsequent to that date, our financial position and results of operations reflect our ownership interests in Valero L.P. and our portion of Valero L.P.'s net income, respectively.

  General

        We were formed in June 2000 as UDS Logistics, LLC. We changed our name to Valero GP Holdings, LLC in January 2006. In anticipation of our July 19, 2006 initial public offering, we transferred our ownership of 614,572 common units and 9,599,322 subordinated units, which on May 8, 2006 automatically converted to common units, of Valero L.P. to Riverwalk Holdings, LLC, our wholly owned subsidiary.

        We own Riverwalk Logistics, L.P., which is the general partner of Valero L.P., a publicly traded Delaware limited partnership (NYSE symbol: VLI). Valero L.P. conducts substantially all of its business through its operating partnerships and wholly owned subsidiaries, Valero Logistics Operations and KPOP. Through its subsidiaries, Valero L.P. is engaged in the crude oil and refined product transportation, terminalling and storage business.

        Our only cash generating assets are our indirect ownership interests in Valero L.P. Valero L.P., through its subsidiaries, operates independent terminals and petroleum liquids pipeline systems in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. Our aggregate ownership interests in Valero L.P. consist of the following:

  •
  the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

  •
  100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

  •
  10,220,870 common units of Valero L.P. representing a 21.4% limited partner interest in Valero L.P.

        On June 28, 2006, our existing membership interests consisted of 10,000,000 units representing limited liability company interests. A 4.25-for-1 unit split was effected July 19, 2006, resulting in 42,500,000 total units outstanding, all of which were owned by subsidiaries of Valero Energy, maintaining their pre-split ownership percentages. Immediately subsequent to the unit split, certain subsidiaries of Valero Energy sold 17,250,000 units in an initial public offering for a price to the public of $22.00 per unit. We did not receive any proceeds from this offering. Subsequent to the initial public offering, subsidiaries of Valero Energy owned 25,250,000 units or approximately 59.4% of our outstanding units. After the private sale to Mr. Greehey and this offering, a subsidiary of Valero Energy will own approximately 6%, and Mr. Greehey will own approximately 12%, respectively, of our outstanding units. If the underwriters exercise their option to purchase additional units in full then the ownership interests in us held by a subsidiary of Valero Energy will be reduced to zero.

        Our primary objective is to increase per unit distributions to our unitholders by actively supporting Valero L.P. in executing its business strategy, which includes continued growth through expansion projects and strategic acquisitions. For instance, we may facilitate Valero L.P.'s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

        Valero L.P. is required by its partnership agreement to distribute all of its available cash at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Valero L.P.'s business or to provide funds for future distributions. Similarly, we are required by our limited liability company agreement to distribute all of our available cash at the end of each quarter, less reserves established by our board of directors. However, unlike Valero L.P., we do not have a general partner or incentive distribution rights. Therefore, all of our distributions are made on our units, which are the only class of security outstanding.

  Cash Distributions

        We pay our unitholders quarterly cash distributions equal to our available cash. Available cash is defined in our limited liability company agreement and is equal to the cash distributions we receive from Valero L.P., less reserves established by our board of directors for debt we may incur, if any, general and administrative expenses, future distributions and other miscellaneous uses of cash. Please read "Our Cash Distribution Policy and Restrictions on Distributions—General." Based upon Valero L.P.'s recently declared quarterly distribution and the level of cash reserves that our board of directors believes is prudent for us to maintain, we expect that our next quarterly distribution will be at the current level of $0.32 per unit, or $1.28 per unit on an annualized basis.

Results of Operations

        As discussed above in "—Overview," our results of operations after March 18, 2003 consist primarily of our portion of Valero L.P.'s net income, which is based on our ownership interests in Valero L.P. Prior to March 18, 2003, our results of operations and components thereof were primarily those of Valero L.P. because we consolidated the financial statements of Valero L.P. with ours. Please read "—Valero L.P.—Results of Operations."

        Valero L.P. has issued common units to the public on three separate occasions, which has diluted our ownership percentage. These three issuances have resulted in increases (or credits) in our proportionate share of Valero L.P.'s capital because, in each case, the issuance price per unit exceeded our carrying amount per unit at the time of issuance. We had not recognized any SAB 51 credits in our consolidated financial statements through March 31, 2006 and were not permitted to do so until our subordinated units converted to Valero L.P. common units. In conjunction with the conversion of the subordinated units held by us to common units on May 8, 2006, we recognized the entire balance of

$158.2 million in SAB 51 credits as an increase in our investment in Valero L.P. and an increase to members' equity.

  Three and Nine Months Ended September 30, 2005 Compared to Three and Nine Months Ended September 30, 2006

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(Thousands of Dollars, Except Unit and Per Unit Data)
Equity in earnings of Valero L.P.	$12,203	$11,637	$29,543	$32,141
General and administrative expenses	—	(877)	(16)	(903)
Other income (expense), net	5	(286)	447	(249)
Interest income—affiliated	36	—	73	53
Interest expense—affiliated	(4,417)	(901)	(13,293)	(10,368)
Interest and debt expense	—	(6)	—	(6)

Income before income tax expense	7,827	9,567	16,754	20,668
Income tax expense (benefit)	21	(130)	65	273

Net income	$7,806	$9,697	$16,689	$20,395

Basic net income per unit	$0.18	$0.23	$0.39	$0.48

Weighted average number of basic units outstanding	42,500,000	42,500,000	42,500,000	42,500,000

Diluted net income per unit	$0.18	$0.23	$0.39	$0.48

Weighted average number of diluted units outstanding	42,500,000	42,500,626	42,500,000	42,500,211

        As discussed above, we account for our investment in Valero L.P. using the equity method. As a result, our equity in earnings of Valero L.P., our only source of income, directly fluctuates with the amount of Valero L.P.'s distributions, which determines the amount of our incentive distribution earnings, and the results of operations of Valero L.P., which determines the amounts of earnings attributable to our general partner and limited partner interests. The following table summarizes Valero

L.P.'s results of operations and our equity in earnings of Valero L.P. for the three and nine months ended September 30, 2005 and 2006:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
	(Thousands of Dollars)
Valero L.P. Statement of Income Data:
Revenues	$258,385	$291,023	$373,326	$844,995
Operating income	56,007	54,380	105,031	157,663
Income from continuing operations	40,861	41,169	78,977	112,550
Net income	45,167	41,169	83,283	112,173
Net income per unit applicable to limited partners	0.88	0.79	2.45	2.13
Cash distributions per unit applicable to limited partners	0.855	0.915	2.510	2.685
Valero GP Holdings' Equity in Earnings of Valero L.P.:
General partner interest	$843	$753	$1,553	$2,033
General partner incentive distribution	3,049	3,909	5,662	10,869
Direct charges to Valero GP Holdings, LLC	—	(352)	—	(352)

General partner's interest in net income and incentive distributions of Valero L.P.	3,892	4,310	7,215	12,550
Valero GP Holdings' limited partner interest in net income of Valero L.P.	9,032	8,048	24,491	21,754
Amortization of step-up in basis related to Valero L.P.'s assets and liabilities	(721)	(721)	(2,163)	(2,163)

Valero GP Holdings' equity in earnings of Valero L.P.	$12,203	$11,637	$29,543	$32,141

  Three Months Ended September 30, 2005 and 2006

        Valero L.P.'s income from continuing operations for the three months ended September 30, 2006 increased slightly compared to the three months ended September 30, 2005, despite a decline in consolidated segmental operating income. Lower income tax expense for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, offset the decline in consolidated segmental operating income and higher general and administrative expense. Net income decreased for the three months ended September 30, 2006 compared to the three months ended September 30, 2005 due to the effect of income from discontinued operations in 2005.

        Lower earnings at Valero L.P. for the three months ended September 30, 2006 decreased our equity in earnings related to our general partner interest for the three months ended September 30, 2006 compared to that period of 2005.

        Valero L.P.'s per unit cash distribution for the three months ended September 30, 2006 increased to $0.915 from $0.855 compared to the same period of 2005, which resulted in Valero L.P. increasing its total cash distributions. Because our incentive distribution rights entitle us to an increasing amount of Valero L.P.'s cash distributions, our equity in earnings related to our incentive distribution rights increased.

        Our equity in earnings of Valero L.P. related to our limited partner units decreased for the three months ended September 30, 2006 compared to the three months ended September 30, 2005 due to the decline in Valero L.P.'s net income per unit during that period.

        General and administrative expenses increased for the three months ended September 30, 2006 compared to the same period in 2005 due to the costs we incurred as a separate publicly traded company, including certain one-time costs associated with our initial public offering. For the period prior to our initial public offering on July 19, 2006, no corporate costs were allocated to us by Valero Energy as management determined that no such corporate costs were incurred specifically on our behalf.

        Affiliated interest expense decreased for the three months ended September 30, 2006 compared to the three months ended September 30, 2005 due to Valero Energy's capital contribution to us of the outstanding balance of the Notes effective July 19, 2006, in conjunction with the initial public offering.

  Nine Months Ended September 30, 2005 and 2006

        Valero L.P.'s income from continuing operations for the nine months ended September 30, 2006 increased $33.6 million compared to the nine months ended September 30, 2005 due to higher consolidated segmental operating income and higher equity earnings in joint ventures, partially offset by increased general and administrative expense and increased interest expense. All of these increases predominantly resulted from the Kaneb acquisition.

        Higher earnings at Valero L.P. for the nine months ended September 30, 2006 caused an increase in our equity earnings related to our general partner interest for the nine months ended September 30, 2006 compared to that period of 2005.

        Valero L.P.'s per unit cash distribution for the nine months ended September 30, 2006 increased compared to the same period of 2005 to $2.685 from $2.510. That increase coupled with an increase in the number of Valero L.P. units outstanding resulting from the issuance of units in conjunction with the Kaneb acquisition resulted in Valero L.P. increasing its total cash distributions. Because our incentive distribution rights entitle us to an increasing amount of Valero L.P.'s cash distributions, our equity in earnings of Valero L.P. related to our incentive distribution rights also increased for that period.

        Our equity in earnings of Valero L.P. related to our limited partner units decreased for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 due to the decline in Valero L.P.'s net income per unit during that period.

        General and administrative expenses increased for the nine months ended September 30, 2006 compared to the same period in 2005 due to the costs we incurred as a separate publicly traded company, including certain one-time costs associated with our initial public offering. For the period prior to our initial public offering on July 19, 2006, no corporate costs were allocated to us by Valero Energy as management determined that no such corporate costs were incurred specifically on our behalf.

        Affiliated interest expense decreased for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 due to Valero Energy's capital contribution to us of the outstanding balance of the Notes effective July 19, 2006, in conjunction with the initial public offering.

        Income tax expense (benefit) for the three and nine months ended September 30, 2006 and 2005, relates to federal and state income and withholding taxes currently payable and deferred federal and state income taxes resulting from temporary differences between financial statement and tax bases of assets and liabilities when such differences exist.

  Partnership Termination for Federal Income Tax Purposes

        The sale by Valero Energy of its interests in us in this offering will result in the sale of 50% or more of the total interests in our capital and profits within a twelve-month period, thus resulting in the constructive "termination" of our partnership for federal income tax purposes. A constructive "termination" is a federal income tax concept that has no impact on the day-to-day business or operations of a partnership. A constructive termination of our partnership for tax purposes will result in a deemed sale or exchange of our interests in Valero L.P.'s capital and profits. This deemed sale or exchange of our interests in Valero L.P.'s capital and profits will also cause the constructive termination of Valero L.P.'s partnership for federal income tax purposes if this deemed sale, together with all other sales of Valero L.P.'s units, results in a sale or exchange of 50% or more of Valero L.P.'s capital and profits interest within a twelve-month period. A constructive termination will, among other things, result in the closing of our or Valero L.P.'s taxable year for all unitholders and will result in a deferral of depreciation and cost recovery deductions allowable in computing our or Valero L.P.'s taxable income. Thus, our unitholders will be allocated an increased amount of federal taxable income for the year in which we are considered to be terminated, and for future years, as a percentage of the cash distributed to unitholders with respect to that period. A constructive termination of our partnership and Valero L.P.'s partnership for federal income tax purposes will have no effect on our or Valero L.P.'s financial position or results of operations.

  Outlook

        Valero L.P.'s earnings are significantly impacted by turnarounds or outages at its customers' refineries, including Valero Energy, as well as maintenance expenses and market conditions.

        For the fourth quarter of 2006, we expect Valero L.P.'s earnings per unit to be in the range of $0.60 to $0.70, primarily due to higher maintenance expenses and lower expected throughputs due to seasonality.

        Valero L.P.'s results for the first quarter of 2007 are expected to be lower than the fourth quarter of 2006 due to currently scheduled turnarounds at several of Valero Energy's refineries, in addition to higher maintenance expenses and lower expected throughputs due to seasonality. As a result, Valero L.P.'s per unit earnings for the first quarter of 2007 are expected to be in the range of $0.45 to $0.55. Since Valero L.P. has no control over the timing or scheduling of turnarounds or outages at Valero Energy's or its other customers' refineries, we cannot accurately predict Valero L.P.'s actual earnings per unit for the first quarter of 2007 or any other quarterly period. Cash distributions to Valero L.P.'s unitholders, including Valero GP Holdings, are not expected to be impacted by planned turnarounds at customer refineries, maintenance expenses or seasonality.

        Despite lower expectations for Valero L.P.'s first quarter of 2007, we expect Valero L.P.'s net income for 2007 to be comparable to 2006. However, we expect operating income to increase by $15 to $20 million in 2007 compared to the latest estimate of 2006 operating income. This expected improvement in operating income includes the adverse impact on operating income of higher depreciation of approximately $15 million. Operating income and depreciation expense are expected to increase primarily due to the effects of the following:

  •
  a full year of operations in 2007 of the St. James crude oil terminal, which was acquired in December 2006;

  •
  a full year of operations in 2007 of the Burgos project, which was completed in July 2006; and

  •
  terminal expansion projects at St. Eustatius in the Caribbean and Amsterdam in the Netherlands as well as other internal growth projects that are expected to start contributing to Valero L.P.'s results of operations in 2007.

        In addition, we expect higher interest expense to offset the increase in operating income due to higher debt balances, including borrowings related to funding the acquisitions and capital expenditures described above.

        Since we expect Valero L.P.'s results for the fourth quarter to be lower than the third quarter of 2006 and for the first quarter of 2007 to be lower than the fourth quarter of 2006, we expect our equity in earnings of Valero L.P. to be lower in both the fourth quarter of 2006 and the first quarter of 2007. We expect our administrative expenses to be higher compared to historical amounts, as we continue to incur additional administrative expenses as a separate publicly traded company.

        On July 19, 2006, Valero Energy made a capital contribution to us of the outstanding balance of our notes payable to affiliates, and therefore, we will no longer incur interest expense on the outstanding balance of the notes payable to affiliates. Accordingly, our interest expense in future periods will depend upon the amount of outstanding borrowings and the interest rate related to our three-year revolving credit facility with a borrowing capacity of up to $20 million. During the three months ended September 30, 2006, we borrowed $1.0 million under the Credit Facility.

        On August 14, 2006, Valero GP, LLC, our wholly owned subsidiary, made an entity classification election to be treated as a corporation for federal income tax purposes under Treasury Regulation §301.7701-3(a). Beginning in the third quarter of 2006, our financial statements reflected Valero GP, LLC's treatment as a separate taxable corporate subsidiary of Valero GP Holdings.

Liquidity and Capital Resources

  General

        Our cash flows consist of distributions from Valero L.P. on our partnership interests, including all of the incentive distribution rights that we own. Due to our ownership of Valero L.P.'s incentive distribution rights, our portion of Valero L.P.'s total distributions may exceed our percentage ownership interest of 23.4%. Our primary cash requirements are for distributions to members, capital contributions to maintain Riverwalk Logistics, L.P.'s 2% general partner interest in Valero L.P. in the event Valero L.P. were to issue additional units, debt service requirements, if any, and general and administrative expenses. In addition, because Valero GP, LLC elected to be treated as a taxable entity for federal income tax purposes, we may be required to pay income taxes, depending upon the taxable income of Valero GP, LLC. These tax payments may exceed the amount of tax expense recorded on the Consolidated Financial Statements. We expect to fund our cash requirements primarily with the quarterly cash distributions we receive from Valero L.P. and borrowings on our three-year revolving credit facility, if necessary.

  Cash Flows for the Nine Months Ended September 30, 2005 and 2006

        Net cash provided by operating activities for the nine months ended September 30, 2006 was $21.3 million compared to $15.4 million for the nine months ended September 30, 2005 primarily due to higher net income. Net cash provided by investing activities for the nine months ended September 30, 2006 was $7.6 million compared to cash used in investing activities of $24.4 million for the nine months ended September 30, 2005. The variance was primarily due to a contribution of $29.7 million to Valero L.P. in 2005, including $29.2 million to maintain our 2% general partner interest in Valero L.P. as a result of the Kaneb acquisition by Valero L.P. Net cash used in financing activities for the nine months ended September 30, 2006 was $27.9 million compared to cash provided by financing activities of $9.0 million for the nine months ended September 30, 2005 primarily due to the contribution from Valero Energy of $29.2 million in 2005, which was used to maintain the 2% general partner interest in Valero L.P. as a result of the Kaneb acquisition.

  Cash Distributions

        Our limited liability company agreement requires that, within 50 days after the end of each quarter beginning with the quarter ending September 30, 2006, we distribute all of our available cash to the holders of record of our units on the applicable record date. Available cash is defined as all cash on hand at the end of any calendar quarter less the amount of cash reserves necessary or appropriate, as determined in good faith by our board of directors, to fund debt we may incur, if any, general and administrative expenses, future distributions and other miscellaneous uses of cash.

        The table set forth below shows the historical cash distributions declared and paid for the periods shown with respect to our ownership interests in Valero L.P. and incentive distribution rights (dollars and units in thousands, except per unit amounts). From 2001 through December 31, 2005, the aggregate annual cash distributions declared and paid by Valero L.P. with respect to all of its partnership interests increased as set forth in the table below. Over the same period, the aggregate annual cash distributions declared and paid by Valero L.P. with respect to our ownership interests increased as set forth in the table below. The changes in historical cash distributions on our ownership interests reflected in the table set forth below generally resulted from the following:

  •
  the increases in Valero L.P.'s per unit quarterly distribution from $0.60 declared and paid for the third quarter of 2001 to $0.855 declared and paid for the fourth quarter of 2005;

  •
  the decrease in Valero L.P.'s distributions to Valero Energy resulting from the redemption by Valero L.P. on March 18, 2003 of 3,809,750 common units indirectly owned by Valero Energy; and

  •
  the increases in Valero L.P.'s distributions with respect to the 2% general partner interest resulting from the issuance of a total of 31,420,855 common units by Valero L.P. during such period to finance acquisitions and capital improvements.

	Cash Distribution Made by Valero L.P.(a)
	April 16, 2001 to December 31, 2001	Year Ended December 31,
		2002	2003	2004	2005
Cash distributions per unit	$1.70	$2.75	$2.95	$3.20	$3.365
Average number of Valero L.P. limited partner units outstanding(b)	19,217	19,261	22,423	23,041	40,868
Total cash distributions made by Valero L.P. to all partners(c)	$33,359	$55,175	$70,203	$79,776	$151,795
Cash distributions we received from Valero L.P.:
Distributions on general partner interest	$667	$1,103	$1,404	$1,595	$3,036
Distributions on incentive distribution rights(d)	—	1,103	2,620	4,449	10,259
Distributions on our limited partnership interests	23,889	38,729	30,321	32,802	34,407

Total cash distributions received by us	$24,556	$40,935	$34,345	$38,846	$47,702

Distributions to us as a percentage of total cash distributions(e)	73.6%	74.2%	48.9%	48.7%	31.4%

(a)
Distributions declared for a quarter are paid by Valero L.P. within 45 days following the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter. Distributions for the fourth quarter are declared and paid in the year following such quarter.

(b)
Average number of Valero L.P. limited partner units outstanding on the distribution record dates for the periods presented.

(c)
For the second quarter of 2005, Valero L.P.'s financial statements reflected a total cash distribution of approximately $21.6 million, which was based on the partnership interests outstanding as of June 30, 2005. On July 1, 2005, Valero L.P. issued approximately 23.8 million of its common units in exchange for all outstanding units of Kaneb Pipe Line Partners, L.P. in connection with its acquisition of Kaneb. Pursuant to the terms of the merger agreement and because actual payments are made within 45 days after the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter, the actual cash payment made with respect to the second quarter was approximately $44.0 million, which includes the distributions paid to former Kaneb unitholders with respect to the second quarter of 2005.

(d)
Effective March 11, 2004, Valero L.P.'s partnership agreement was amended to reduce the incentive distribution rights to 23% for total distributions in excess of $0.66 per unit. This amendment had no effect on the amount of distributions paid relative to the incentive distribution rights for 2004 and 2005. Valero GP Holdings does not currently anticipate a further lowering of the incentive distribution rights.

(e)
The 2002 percentage increase is based on the $34.6 million of cash distributions that would have been paid to us for 2001 had Valero L.P. issued common units to the public on January 1, 2001. The 2003 percentage decrease results from the redemption by Valero L.P. in March 2003 of 3,809,750 common units held by Valero GP Holdings.

        The table set forth below shows the cash distributions earned for the periods shown with respect to our ownership interests in Valero L.P. and incentive distribution rights (dollars and units in thousands, except per unit amounts):

	Cash Distributions Made by Valero L.P.(a)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Cash distributions per unit	$0.855	$0.915	$2.510	$2.685
Average number of Valero L.P. limited partner units outstanding(b)	46,810	46,810	38,887	46,810
Total cash distributions made by Valero L.P. to all partners	$43,950	$47,694	$107,845	$139,340
Cash distributions we received from Valero L.P.:
Distributions on general partner interest (2%)	$879	$955	$2,157	$2,787
Distributions on incentive distribution rights(c)	3,049	3,909	7,210	10,869
Distributions on our limited partnership interests	8,740	9,350	25,675	27,447

Total cash distributions received by us	$12,668	$14,214	$35,042	$41,103

Distributions to us as a percentage of total cash distributions	28.8%	29.8%	32.5%	29.5%

(a)
Distributions declared for a quarter are paid by Valero L.P. within 45 days following the end of each quarter based on the partnership interests outstanding as of a record date that is set after the end of each quarter.

(b)
Average number of Valero L.P. limited partner units outstanding on the distribution record dates for the periods presented.

(c)
Effective March 11, 2004, Valero L.P.'s partnership agreement was amended to reduce the incentive distribution rights to 23% for total distributions in excess of $0.66 per unit. This amendment had no effect on the amount of distributions paid relative to the incentive distribution rights for the three and nine months ended September 30, 2005 and reduced the incentive distribution we would have received by $0.5 million for the three and nine months ended September 30, 2006.

  Long-Term Contractual Obligations

  Credit Facility

        On July 19, 2006, we entered into a three-year revolving credit facility with a borrowing capacity of up to $20 million to enable us to manage our cash flow obligations. We expect to use borrowings under the credit facility to fund capital contributions to Valero L.P. necessary to maintain our 2% general partner interest and to initially meet other liquidity and capital resource requirements.

        This credit facility was entered into by us, as borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, SunTrust Bank, as Syndication Agent, and JPMorgan Chase Bank, N.A. and SunTrust Bank as the lenders. The credit facility has an initial aggregate commitment of $20 million, of which up to $10 million may be available for letters of credit.

        Our obligations under the credit facility are unsecured. The credit facility contains customary covenants and provisions including limitations on indebtedness, liens, dispositions of material property, mergers and asset transfers. Borrowings under the credit facility bear interest under one of two rate options, selected by us, equal to either:

  •
  the higher of (a) JPMorgan Chase Bank, N.A.'s prime rate and (b) the federal funds effective rate plus one-half percent; or

  •
  Eurodollar rate, as adjusted for statutory reserve requirements for Eurocurrency liabilities, plus an applicable margin that will vary between 0.27% and 0.70% based upon our credit rating.

        The applicable margins are determined based upon the ratings assigned by Standard & Poor's Rating Services and Moody's Investor Services for our senior unsecured non-credit enhanced debt or, should our debt be unrated, then the applicable margins are determined based upon the ratings assigned by Standard & Poor's Rating Services and Moody's Investor Services for Valero Logistics Operations' senior unsecured non-credit enhanced debt.

        Valero L.P. is required to maintain a total debt-to-EBITDA ratio of less than 4.75-to-1.0 for any four consecutive quarters, subject to adjustment following certain acquisitions.

        We are also subject to a requirement that we have received, as of the last day of each fiscal quarter, cash distributions of not less than $25.0 million in respect to our ownership interests in Valero L.P. for the preceding four fiscal quarters ending on the last day of each fiscal quarter.

        The credit facility contains customary events of default, including upon a "change in control," that could result in the acceleration of all amounts and cancellation of all commitments outstanding under the credit facility. A "change in control" is defined to mean any of the following events:

  •
  we cease, indirectly or directly, to own all of the issued and outstanding equity interests of the general partner(s) of Valero L.P., or we no longer have the power, directly or indirectly, to direct or to cause the direction of the management or the policies of Valero L.P.; or

  •
  the occurrence of any transaction that results in any person or group, other than Valero Energy or an entity with unsecured senior debt with an investment grade rating, becoming the beneficial owner of more than 50% of the equity interests in us.

        During the three months ended September 30, 2006, we borrowed $1.0 million under the credit facility, which bears interest at 5.9%. As of September 30, 2006, we had $19.0 million available for borrowing under the credit facility.

        Effective November 30, 2006, we amended our credit facility (i) to remove the requirement that the lenders approve in advance the amount of pro forma EBITDA associated with certain material construction projects used in the calculation of consolidated EBITDA, a component of the consolidated debt coverage ratio required by the covenants of the agreements, and (ii) to exclude from the agreements' definition of Indebtedness the aggregate principal amount of hybrid equity securities, as defined in the amendment, that is treated as equity by Standard & Poors and Moody's based on the classifications of these hybrid equity securities issued by Standard & Poors and Moody's.

        Because we depend on cash distributions from Valero L.P. to meet our liquidity and capital resource requirements, information regarding Valero L.P.'s liquidity and capital resource requirements have been provided below to assist you in understanding how Valero L.P.'s cash flows are derived. Please read "—Valero L.P.—Liquidity and Capital Resources."

  Administration Agreement

        We entered into an Administration Agreement with Valero GP, LLC on July 19, 2006. The Administration Agreement provides, among other things, that:

  •
  Valero GP, LLC provides us with all of our employees; and

  •
  Valero GP, LLC provides us with all executive management, accounting, legal, cash management, corporate finance and other administrative services.

        Under the terms of the Administration Agreement, we pay annual charges of $500,000. This amount will be increased annually to reflect Valero GP, LLC's annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to us or Valero GP, LLC's actual payroll cost, are subject to the approval of Valero GP, LLC's conflicts committee. We also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing services to us pursuant to the Administration Agreement.

        The initial term of the Administration Agreement will terminate on December 31, 2011, with automatic two year renewals unless terminated by either party on six months' written notice. We may cancel or reduce the services provided under this agreement on 60 days written notice. The Administration Agreement will terminate upon a change of control of either Valero GP, LLC or us, which generally occurs when a party acquires more than 20% of us. For a more detailed description of this agreement, please read "Certain Relationships and Related Transactions—Related Party Transactions."

  Employee Benefits

        On October 13, 2006, Valero GP Holdings entered into an Employee Benefits Transition Agreement effective as of July 1, 2006 (the Transition Agreement). Prior to July 1, 2006, the employees of Valero GP, LLC were included in the various employee benefit plans of Valero Energy. These plans include a defined benefit pension plan, a retiree welfare benefit plan, health and welfare benefits, a defined contribution retirement plan, equity incentive plans and nonqualified deferred compensation plans. In accordance with the Transition Agreement and in connection with the initial public offering on July 19, 2006, employees of Valero GP, LLC began participating in newly enacted, comparable plans sponsored by Valero GP, LLC.

        In connection with this transition, Valero Energy and certain of its subsidiaries transferred related liabilities and assets totaling $7.9 million to Valero GP Holdings. In addition, Valero Energy, at its cost and expense, agreed to assist Valero GP, LLC in the design, preparation and initial implementation of Valero GP, LLC's employee benefit plans. Under the Transition Agreement, Valero Energy will continue to provide the transition services and arrangements described therein through the earlier of the completion of such services and arrangements or the effective date of the final sale by Valero Energy of its remaining membership interest in Valero GP Holdings, unless the parties otherwise agree.

        Valero GP, LLC established new benefit plans for employees as follows:

        Valero GP, LLC Thrift Plan.    Effective June 26, 2006, we established the Valero GP, LLC Thrift Plan, which is a qualified employee profit-sharing plan. Participation in the thrift plan is voluntary and is open to substantially all of our employees in the United States who become eligible to participate upon date of hire.

        Thrift plan participants can make basic contributions from 1% up to 8% of their total annual compensation, which includes overtime and cash bonuses. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their total annual compensation. The maximum match by us is 75% of each participant's basic contributions up to 8% based on the participant's total annual compensation excluding cash bonuses.

        Valero GP, LLC Pension Plan.    Effective July 1, 2006, we established the Valero GP, LLC Pension Plan, a qualified non-contributory defined benefit plan. The pension plan covers substantially all of our employees in the United States and generally provides eligible employees with retirement income based on years of service and compensation during specific periods.

        Substantially all of our employees may become eligible to receive benefits after five years of service, including service recognized by Valero Energy for vesting purposes under its prior pension plan. All benefit obligations associated with employees' service through June 30, 2006, including the effect of future salary increases, are the responsibility of Valero Energy. All benefit obligations related to service on or after July 1, 2006 will be covered by the pension plan.

        Long-Term Incentive Plans.    On July 19, 2006, our board of directors adopted the Valero GP Holdings, LLC Long-Term Incentive Plan (the 2006 LTIP) for our employees, consultants and directors and employees and consultants of our affiliates who perform services for us or our affiliates. The 2006 LTIP allows for the awarding of (i) unit options; (ii) performance units; (iii) restricted units; (iv) phantom units; (v) unit grants and (vi) unit appreciation rights. The 2006 LTIP permits the granting of awards totaling an aggregate of 2,000,000 units. The 2006 LTIP will be administered by the compensation committee of our board of directors.

        Our board of directors, or its compensation committee, in its discretion may terminate, suspend or discontinue the 2006 LTIP at any time with respect to any award that has not yet been granted. Our board of directors, or its compensation committee, also has the right to alter or amend the 2006 LTIP or any part of the 2006 LTIP from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

        On August 22, 2006, we granted 2,886 restricted units of Valero GP Holdings to our directors. One-third of the units granted will vest on the anniversary of the grant over three years.

        Excess Thrift Plan, Excess Pension Plan and Supplemental Executive Retirement Plan (SERP).    Effective July 1, 2006, Valero GP, LLC established an excess thrift plan, an excess pension plan and a supplemental executive retirement plan. Effective as of July 1, 2006, eligible Valero GP, LLC employees ceased accruing additional benefits under Valero Energy's excess pension plan and Valero Energy's supplemental executive retirement plan, and ceased participating in Valero Energy's excess thrift plan.

        The excess thrift plan provides benefits to those employees of Valero GP, LLC whose annual additions under the thrift plan are subject to the limitations on such annual additions as provided under §415 of the Internal Revenue Code of 1986, as amended, and/or who are constrained from making maximum contributions under the thrift plan by §401(a)(17) of the Internal Revenue Code, which limits the amount of an employee's annual compensation which may be taken into account under that plan. The excess thrift plan is comprised of two separate components, consisting of (1) an "excess benefit plan" as defined under §3(36) of The Employee Retirement Income Security Act of 1974, as amended (ERISA) and (2) a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. Each component of the excess thrift plan shall consist of a separate plan for purposes of Title I of ERISA.

        The excess pension plan provides benefits to those employees of Valero GP, LLC whose pension benefits under the pension plan and the prior pension plan (where applicable) are subject to limitations under the Internal Revenue Code, or who are otherwise indirectly constrained by the Internal Revenue Code from realizing the maximum benefit available to them under the terms of the pension plan and the prior pension plan (where applicable). The excess pension plan is an "excess benefit plan" as defined under §3(36) of ERISA, for those benefits provided in excess of Section 415 of the Internal Revenue Code. Benefits provided as a result of other statutory limitations are limited to a select group of management or other highly compensated employees. The excess pension plan will assume the liabilities of the prior excess pension plan as of July 1, 2006 with respect to Valero GP, LLC employees, and will provide a single, nonqualified defined benefit to those Valero GP, LLC employees for their pre-July 1, 2006 benefit accruals under the prior excess pension plan and their post-July 1, 2006 benefit accruals under the excess pension plan.

        The SERP provides those highly compensated, management personnel of Valero GP, LLC who were accruing benefits under the prior SERP up until July 1, 2006, and those who may subsequently become eligible, with a supplement to the retirement benefit they may otherwise receive under the pension plan and the prior pension plan (where applicable). Benefits under the SERP are limited to a select group of management or other highly compensated employees. The SERP will assume the liabilities of the prior SERP as of July 1, 2006 with respect to Valero GP, LLC employees, and will provide a single, nonqualified defined benefit to those Valero GP, LLC employees for their pre-July 1, 2006 benefit accruals under the prior SERP and their post-July 1, 2006 benefit accruals under the SERP.

        None of the excess thrift plan, the excess pension plan or the SERP is intended to constitute either a qualified plan under the provisions of Section 401 of the Internal Revenue Code or a funded plan subject to ERISA.

        Valero GP, LLC assumed the liabilities accrued under the Prior Excess Pension Plan and the Prior SERP related to its employees, totaling $0.2 million and $0.9 million, respectively.

        In addition to the liabilities associated with the new benefit plans, Valero GP, LLC also retained the liabilities for the benefit obligations related to the post-retirement medical benefits for those employees that are not "retirement eligible" (employees over 55 years old with 5 years of service and eligible to receive benefits under the Valero Energy pension plan) on July 19, 2006, and certain long-term disability benefits under the Valero Energy flex benefits plan totaling $6.1 million and $0.6 million, respectively, as of July 1, 2006. Valero Energy retained the responsibility for the post-retirement medical benefit obligation for employees who were retirement eligible on July 19, 2006, and those who subsequently become retirement eligible and elect to receive a benefit on or before December 31, 2006 under the Valero Energy pension plan. We expect to adopt a post-retirement medical benefits plan that will provide comparable benefits to our employees beginning January 1, 2007.

        Medical and other welfare benefits will continue to be provided to Valero GP, LLC employees under the Valero Energy flex benefits plan through December 31, 2006, at which time a new welfare benefit plan will be established by Valero GP, LLC for the following plan year. Valero GP, LLC will reimburse Valero Energy for the medical and other welfare benefits provided to Valero GP, LLC employees through December 31, 2006. Valero L.P. will continue to reimburse us for the cost of medical and other welfare benefits.

        All costs incurred by Valero GP Holdings related to these employee benefit plans, excluding compensation expense related to the long-term incentive plans, were and will continue to be reimbursed by Valero L.P. at cost. Long-term incentive plan compensation expense pertaining to employees of Valero GP, LLC was reimbursed by Valero L.P., while such compensation expense pertaining to corporate officers of Valero Energy was reimbursed by Valero Energy affiliates other than us. Prior to July 19, 2006, any liability of ours related to the various employee benefit plans, other than the bonus plans and the long-term incentive plans, was reflected in "notes payable to affiliates" in our consolidated balance sheets. The liability for the bonus plans was recorded by Valero L.P., and the obligation under the long-term incentive plans is reflected in "accrued liabilities" in our consolidated balance sheets. Subsequent to July 19, 2006, our liability for these employee benefits is included in "other long-term liabilities" on our consolidated balance sheet.

        Previously, Valero GP, LLC had adopted the 2000 Long-Term Incentive Plan (the 2000 LTIP) under which Valero GP, LLC may award common units to certain key employees of Valero Energy's affiliates providing services to us and to directors and officers of Valero GP, LLC. Awards under the LTIP may include unit options, restricted units, performance awards, distribution equivalent rights

(DERs) and contractual rights to receive common units. Upon unitholders' approval and effective as of October 1, 2006, the 2000 LTIP was amended. The amendments to the 2000 LTIP:

  •
  increased the number of units authorized for issuance under the 2000 LTIP from 250,000 units to 1,500,000 units;

  •
  permit the "cashless-broker" exercise of options;

  •
  provide that if an award under the 2000 LTIP expires, is cancelled, exercised, paid or otherwise terminates without the delivery of units then the units covered by such award, to the extent of such expiration, cancellation, exercise, payment or termination, shall again be units with respect to which awards under the 2000 LTIP may be granted;

  •
  amended the 2000 LTIP to meet the requirements of, and facilitate compliance with, Section 409A of the Internal Revenue Code; and

  •
  amended the definition of "Change of Control" under the 2000 LTIP to reflect that as a result of Valero GP Holdings' initial public offering, Valero GP Holdings is now the 100% owner of the general partner of Valero L.P.

        In June 2003, Valero GP, LLC adopted the 2003 Employee Unit Incentive Plan (the UIP) under which Valero GP, LLC may award up to 500,000 common units to employees of Valero GP, LLC or its affiliates, excluding officers and directors of Valero GP, LLC and its affiliates. Awards under the UIP may include unit options, restricted units and DERs.

        Valero GP, LLC adopted the 2002 Unit Option Plan (the UOP) under which Valero GP, LLC may award up to 200,000 unit options to officers and directors of Valero GP, LLC or its affiliates.

        Valero L. P. has previously and will continue to reimburse us for the cost of the 2000 LTIP, the UIP and the UOP.

  Other Contingencies

        As previously discussed, our only cash-generating assets are our indirect ownership interests in Valero L.P. Valero L.P. is subject to certain loss contingencies, the outcome of which could have an effect on Valero L.P.'s cash flow. Specifically, Valero L.P. may be required to make substantial payments to the U.S. Department of Justice for certain remediation costs. Please read "Business of Valero L.P.—Legal Proceedings and Other Contingencies—Grace Energy Corporation Matter."

Critical Accounting Policies

        We evaluate our investment in Valero L.P. for impairment if and when there is evidence that we may not be able to recover the carrying amount of our investment or Valero L.P. is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of our investment that is other than a temporary decline is recognized currently in earnings based on the difference between the estimated current fair value of the investment and our carrying amount. In order to determine fair value, our management must make certain estimates and assumptions regarding Valero L.P.'s operations, including, among other things, an assessment of market conditions, projected cash flows, interest rates and growth rates that could significantly impact the fair value of our investment. Due to the significant subjectivity of the assumptions used to determine fair value, changes in market conditions and/or changes in assumptions could result in significant impairment charges in the future, thus affecting our earnings. Any such unfavorable changes in market conditions could also significantly affect cash distributions we receive from Valero L.P. and thus cash distributions we pay to our unitholders. We believe that the carrying amount of our investment in Valero L.P., as of September 30, 2006, is recoverable. However, providing sensitivity analysis based on using varying assumptions in performing the impairment evaluation is not practicable due to the significant number of assumptions involved in determining fair value.

        The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Valero L.P.

Recent Developments

        On July 1, 2005, Valero L.P. completed the acquisition of Kaneb for an aggregate consideration of $2.9 billion. As a result, Valero L.P.'s annual reported results for 2005 only reflect the contribution of the assets acquired in the Kaneb acquisition for the second half of 2005. Kaneb operated pipeline and terminal assets in the United States, the Netherlands Antilles, Canada, Europe, Australia and New Zealand.

        In conjunction with the Kaneb acquisition, Valero L.P. agreed with the United States Federal Trade Commission to divest certain assets. These assets consisted of two California terminals handling refined products, blendstocks, and crude oil, three East Coast refined product terminals, and a 550-mile refined product pipeline with four truck terminals and storage in the U.S. Rocky Mountains (collectively, the Held Separate Businesses). On September 30, 2005, Valero L.P. sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455.0 million. In a separate transaction that occurred simultaneously with the closing of the Kaneb acquisition, Valero L.P. sold all of its interest in Kaneb's commodity trading business to Valero Energy for approximately $26.8 million.

        Additionally, on March 30, 2006, Valero L.P. sold its subsidiaries located in Australia and New Zealand, which own eight terminals with an aggregate storage capacity of 1.1 million barrels, for total proceeds of $70.1 million. The results of operations for the Held Separate Businesses and Valero L.P.'s subsidiaries located in Australia and New Zealand are reflected in income (loss) from discontinued operations in Valero L.P.'s consolidated statement of income.

        Valero L.P. purchased a 23.77% interest in Capwood pipeline from Valero Energy for $12.8 million, which was paid from borrowings under its existing revolving credit agreement. The Capwood pipeline is a 57-mile crude oil pipeline that extends from Patoka, Illinois to Wood River, Illinois. Plains All American Pipeline L.P., the operator of the Capwood pipeline, owns the remaining 76.23% interest. Valero L.P.'s financial statements include the results of operations of its interest in the Capwood pipeline in the crude oil pipelines segment for the nine months ended September 30, 2006.

        On June 6, 2006, Valero L.P. completed certain amendments to its $525 million Term Loan Agreement and its $400 million Revolving Credit Agreement. Both agreements were amended to:

  •
  eliminate the provision that the failure of Valero Energy to own or control the general partner of Valero L.P. constitutes a "change of control;"

  •
  extend the maturities of the agreements to 2011;

  •
  include certain material construction projects in the definition of "Consolidated EBITDA"; and

  •
  eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.

        Additionally, the amendments reduced the applicable margin on LIBOR loans to vary to 0.40% from 0.95% for the $525 million Term Loan Agreement and to 0.27% from 0.70% for the $400 million Revolving Credit Agreement, depending upon Valero L.P.'s credit rating. Additionally, the UK Term Loan was amended to extend the maturity to 2011, include certain material construction projects in the definition of "Consolidated EBITDA" and eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.

        On November 30, 2006, Valero L.P. further amended its $525 million Term Loan Agreement, its $400 million Revolving Credit Agreement and its UK Term Loan. All the agreements listed above were amended (i) to remove the requirement that the lenders approve in advance the amount of pro forma EBITDA associated with certain material construction projects used in the calculation of consolidated EBITDA, a component of the consolidated debt coverage ratio required by the covenants of the agreements, and (ii) to exclude from the agreements' definition of Indebtedness the aggregate principal amount of hybrid equity securities, as defined in the amendment, that is treated as equity by Standard & Poors and Moody's based on the classifications of these hybrid equity securities issued by Standard & Poors and Moody's.

        Valero L.P.'s $400 million Revolving Credit Agreement was further amended to allow for borrowings denominated in Euros, up to the equivalent of $100 million.

        Also effective on November 30, 2006, the lenders agreed to Valero L.P.'s request to increase the total commitments under the $400 million Revolving Credit Agreement to $600 million.

        On July 19, 2006, Valero GP Holdings completed its initial public offering of 17.25 million units representing limited liability company interests at $22.00 per unit. All of these units were sold by subsidiaries of Valero Energy. As a result, Valero GP Holdings did not receive any proceeds from this offering.

        On July 19, 2006, Valero L.P. entered into a Non-Compete Agreement with Valero GP Holdings. Under the Non-Compete Agreement, Valero L.P. has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. Valero GP Holdings has a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. With respect to any other business opportunities, neither Valero L.P. nor Valero GP Holdings are prohibited from engaging in any business, even if Valero L.P. and Valero GP Holdings would have a conflict of interest with respect to such other business opportunity.

        On December 1, 2006, Valero L.P. acquired a crude oil, storage and blending facility in St. James, Louisiana from Koch Supply and Trading, L.P. for $140 million. The acquisition includes 17 crude oil tanks with a total capacity of approximately 3.3 million barrels. Additionally, the facility has three docks with barge and ship access. The facility is located on approximately 220 acres of land on the west bank of the Mississippi River approximately 60 miles west of New Orleans and has an additional 585 acres of undeveloped land. Valero L.P. funded the acquisition with borrowings under its revolving credit agreement.

Overview

        Valero L.P. is a publicly traded Delaware limited partnership formed in 1999 engaged in the crude oil and refined product transportation, terminalling and storage business. Valero L.P. operates terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom.

        As a result of the Kaneb acquisition, Valero L.P.'s business changed significantly. Geographically, Valero L.P. expanded from operating primarily in Texas and bordering states, to operating across the United States and internationally. Additionally, prior to the Kaneb acquisition Valero L.P. relied on Valero Energy almost exclusively for its revenues and cash flows. The Kaneb acquisition greatly increased Valero L.P.'s volume from customers other than Valero Energy and consequently reduced Valero L.P.'s dependence on that one customer. Also in connection with the Kaneb acquisition, Valero L.P. began selling bunker fuel from the facilities in the Netherlands Antilles and Canada that Valero L.P. acquired. Valero L.P. purchases bunker fuel for resale to its customers at those locations.

Principally as a result of the Kaneb acquisition, Valero L.P.'s revenues more than doubled to $659.6 million for the year ended December 31, 2005 compared to $220.8 million for the year ended December 31, 2004. Increased revenues resulted in higher net income of $111.1 million for 2005, compared to $78.4 million for 2004. Despite this significant growth, Valero L.P.'s debt-to-capitalization ratio decreased 8.7% from 46.8% as of December 31, 2004 to 38.1% as of December 31, 2005. As of September 30, 2006, Valero L.P.'s debt-to-capitalization ratio was 38.5%.

        Valero L.P. conducts its operations through its wholly owned subsidiaries, primarily Valero Logistics Operations and KPOP. Valero L.P.'s operations are divided into four reportable business segments: refined product terminals, refined product pipelines, crude oil pipelines and crude oil storage tanks.

        Refined Product Terminals.    Valero L.P. owns 57 terminals in the United States that provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids. Valero L.P. also owns significant international terminal operations on the island of St. Eustatius, Netherlands Antilles, Point Tupper, Nova Scotia, Canada, in the United Kingdom, the Netherlands and in Nuevo Laredo, Mexico.

        Refined Product Pipelines.    Valero L.P. owns common carrier pipelines in Texas, Oklahoma, Colorado, New Mexico, Kansas, Nebraska, Iowa, South Dakota, North Dakota and Minnesota covering approximately 6,449 miles, consisting of the Central West System which is connected to Valero Energy refineries and the East Pipeline and the North Pipeline which Valero L.P. acquired from Kaneb. In addition, Valero L.P. owns a 2,000 mile anhydrous ammonia pipeline located in Louisiana, Arkansas, Missouri, Illinois, Indiana, Iowa and Nebraska.

        Crude Oil Pipelines.    Valero L.P. owns 797 miles of crude oil pipelines which transport crude oil and other feedstocks, such as gas oil, from various points in Texas, Oklahoma, Kansas and Colorado to Valero Energy's McKee, Three Rivers and Ardmore refineries as well as associated crude oil storage facilities in Texas and Oklahoma that are located along the crude oil pipelines. We also own 57 miles of crude oil pipeline in Illinois, which serves ConocoPhillips' Wood River refinery.

        Crude Oil Storage Tanks.    Valero L.P. owns 60 crude oil and intermediate feedstock storage tanks and related assets that store and deliver crude oil to Valero Energy's refineries in Benicia, Corpus Christi and Texas City.

        Valero L.P. provides transportation, storage services and ancillary services to its customers, including Valero Energy, which indirectly owns 59% of Valero L.P.'s general partner. Factors that affect the results of Valero L.P.'s operations include:

  •
  company-specific factors, such as asset integrity issues and maintenance requirements that impact the throughput rates of its assets;

  •
  seasonal factors that affect the demand for refined products and fertilizers transported by and/or stored in its assets;

  •
  industry factors, such as changes in the prices of petroleum products that affect demand and operations of its customers; and

  •
  other factors such as refinery utilization rates and maintenance turnaround schedules that impact the operations of refineries served by its assets.

Results of Operations

  Three Months Ended September 30, 2005 Compared to Three Months Ended September 30, 2006

Valero L.P. Financial Highlights
(Thousands of Dollars, Except Unit and Per Unit Data)
(unaudited)

	Three Months Ended September 30,
	2005	2006
Statement of Income Data:
Revenues:
Services revenues	$148,210	$161,888
Product sales	110,175	129,135

Total revenues	258,385	291,023

Costs and expenses:
Cost of product sales	101,217	117,759
Operating expenses	68,429	82,502
General and administrative expenses	10,000	11,388
Depreciation and amortization	22,732	24,994

Total costs and expenses	202,378	236,643

Operating income	56,007	54,380
Equity income from joint ventures	1,541	1,464
Interest and other expenses, net	(14,637)	(15,289)

Income from continuing operations before income tax expense (benefit)	42,911	40,555
Income tax expense (benefit)	2,050	(614)

Income from continuing operations	40,861	41,169
Income from discontinued operations	4,306	—

Net income	45,167	41,169
Less general partner's interest and incentive distributions	(3,892)	(4,310)

Limited partners' interest in net income	$41,275	$36,859

Weighted-average units outstanding	46,809,749	46,809,749

Income per unit applicable to limited partners:
Continuing operations	$0.79	$0.79
Discontinued operations	0.09	—

Net income	$0.88	$0.79

Segment Operating Highlights
(Thousands of Dollars, Except Barrels/Day Information)
(unaudited)

	Three Months Ended September 30,
	2005	2006
Refined Product Terminals:
Throughput (barrels/day)(a)	253,415	267,144
Throughput revenues	$12,387	$13,273
Storage lease revenues	56,411	62,925
Product sales (bunkering)	110,175	128,369

Total revenues	178,973	204,567
Cost of product sales	101,217	117,161
Operating expenses	39,450	49,555
Depreciation and amortization	11,936	11,249

Segment operating income	$26,370	$26,602

Refined Product Pipelines:
Throughput (barrels/day)	688,126	722,952
Throughput revenues	$53,749	$58,567
Product sales	—	766

Total revenues	53,749	59,333
Cost of product sales	—	598
Operating expenses	22,507	25,972
Depreciation and amortization	7,772	10,554

Segment operating income	$23,470	$22,209

Crude Oil Pipelines:
Throughput (barrels/day)	382,615	410,211
Revenues	$14,041	$15,072
Operating expenses	4,455	4,559
Depreciation and amortization	1,155	1,277

Segment operating income	$8,431	$9,236

Crude Oil Storage Tanks:
Throughput (barrels/day)	504,060	513,904
Revenues	$11,622	$12,051
Operating expenses	2,017	2,416
Depreciation and amortization	1,869	1,914

Segment operating income	$7,736	$7,721

Consolidated Information:
Revenues	$258,385	$291,023
Cost of product sales	101,217	117,759
Operating expenses	68,429	82,502
Depreciation and amortization	22,732	24,994

Segment operating income	66,007	65,768
General and administrative expenses	10,000	11,388

Consolidated operating income	$56,007	$54,380

(a)
Excludes throughputs related to storage lease and bunkering operations.

  Highlights

        Income from continuing operations for the three months ended September 30, 2006 increased slightly compared to the three months ended September 30, 2005, despite a decline in consolidated segmental operating income. Lower income tax expense for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, was offset by the decline in consolidated segmental operating income and higher general and administrative expense.

        Consolidated segment operating income for the three months ended September 30, 2006 decreased $0.2 million compared to the three months ended September 30, 2005, primarily due to a $1.2 million decrease in operating income for the refined product pipelines segment, partially offset by a $0.8 million increase in operating income for the crude oil pipelines segment and a $0.2 million increase in operating income for the refined product terminals segment.

  Refined Product Terminals

        Revenues increased by $25.6 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to increases in bunkering revenues of $18.2 million and storage lease revenues of $6.5 million. Bunkering revenue increased as more barrels were sold and at a higher average sales price.

        Cost of product sales increased $15.9 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005 consistent with the increase in bunkering revenues. Cost of product sales reflects the cost of bunker fuel sold to marine vessels at our facilities at St. Eustatius in the Caribbean and Point Tupper in Nova Scotia, Canada.

        Operating expenses increased $10.1 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to higher planned maintenance and reimbursable project expenses. Reimbursable project expenses are charged back to Valero L.P.'s customers and its fluctuations are in conjunction with fluctuations in revenues. Operating expenses further increased compared to the three months ended September 30, 2005, due to higher internal overhead expense.

        Depreciation and amortization expense decreased $0.7 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to the final purchase price allocation of Valero L.P.'s property and equipment related to the Kaneb acquisition.

  Refined Product Pipelines

        Revenues increased by $5.6 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to higher tariff rates as the annual index adjustment was effective July 1, 2006, coupled with supply dynamics in the El Paso market resulting in higher throughputs in the McKee to El Paso refined product pipeline system. Revenues also increased due to the expansion of our refined product pipeline in South Texas and northeastern Mexico (Burgos project). The Burgos project commenced operations on the Edinburg to Harlingen segment in October 2005, and the Harlingen to Brownsville segment in March 2006. In addition, revenue increased by $0.8 million due to the commencement of butane blending on Valero L.P.'s east pipeline in the third quarter of 2006.

        Cost of product sales totaled $0.6 million for the three months ended September 30, 2006 as butane blending on Valero L.P.'s central east pipelines commenced in the third quarter of 2006. Cost of product sales reflects the cost of butane blended into gasoline on Valero L.P.'s east pipeline.

        Operating expenses increased $3.5 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to higher maintenance and internal overhead expenses.

        Depreciation and amortization expense increased by $2.8 million for the three months ended September 30, 2006 compared to the three months ended September 30, 2005, primarily due to the final purchase price allocation of Valero L.P.'s property and equipment related to the Kaneb acquisition and completion of the Burgos project in July 2006.

  Crude Oil Pipelines

        Revenues increased by $1.0 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, due to higher tariff rates as the annual index adjustment was effective July 1, 2006. In addition, Valero L.P.'s purchase of the Capwood pipeline, which increased throughputs by approximately 34,000 barrels per day, resulted in additional revenues of $0.4 million for the three months ended September 30, 2006.

  Crude Oil Storage Tanks

        Revenues increased by $0.4 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to higher throughput at the Corpus Christi North Beach storage facility. In addition, Valero Energy's Corpus Christi refinery experienced the effects of two hurricanes and unplanned outages during the three months ended September 30, 2005, which resulted in lower throughputs and revenues for that period.

        Operating expenses increased by $0.4 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, due to increased dockage and wharfage costs at the Corpus Christi North Beach storage facility.

  General

        General and administrative expenses increased by $1.4 million for the three months ended September 30, 2006, compared to the three months ended September 30, 2005, primarily due to increased headcount resulting from a reduction in administrative services received from Valero Energy.

        For the three months ended September 30, 2006, we recorded an income tax benefit of $0.6 million compared to income tax expense of $2.1 million for the three months ended September 30, 2005. The income tax benefit for the three months ended September 30, 2006 resulted from a reduction in the Canadian federal income tax rate as well as adjustments to Valero L.P.'s deferred tax assets and liabilities based on the filing of Valero L.P.'s 2005 income tax returns.

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2006

Valero L.P. Financial Highlights
(Thousands of Dollars, Except Unit and Per Unit Data)
(unaudited)

	Nine Months Ended September 30,
	2005	2006
Statement of Income Data:
Revenues:
Services revenues	$263,151	$461,911
Product sales	110,175	383,084

Total revenues	373,326	844,995

Costs and expenses:
Cost of product sales	101,217	350,260
Operating expenses	109,759	232,727
General and administrative expenses	17,064	30,323
Depreciation and amortization	40,255	74,022

Total costs and expenses	268,295	687,332

Operating income	105,031	157,663
Equity income from joint ventures	2,340	4,514
Interest and other expenses, net	(26,344)	(47,630)

Income from continuing operations before income tax expense	81,027	114,547
Income tax expense	2,050	1,997

Income from continuing operations	78,977	112,550

Income (loss) from discontinued operations	4,306	(377)
Net income	83,283	112,173
Less general partner's interest and incentive distributions	(7,215)	(12,550)

Limited partners' interest in net income	$76,068	$99,623

Weighted-average units outstanding	31,051,243	46,809,749

Income per unit applicable to limited partners:
Continuing operations	$2.31	$2.14
Discontinued operations	0.14	(0.01)

Net income	$2.45	$2.13

	December 31, 2005	September 30, 2006
Balance Sheet Data:
Long-term debt, including current position	$1,170,705	$1,179,042
Partners' equity	1,900,779	1,886,671
Debt-to-capitalization ratio(a)	38.1%	38.5%

(a)
Valero L.P.'s debt-to-capitalization ratio is defined as its long-term debt, including current portion, divided by the sum of its long-term debt, including current portion, and partners' equity.

Valero L.P. Segment Operating Highlights
(Thousands of Dollars, Except Barrels/Day Information)
(unaudited)

	Nine Months Ended September 30,
	2005	2006
Refined Product Terminals:
Throughput (barrels/day)(a)	252,933	261,619
Throughput revenues	$33,808	$36,689
Storage lease revenues	56,411	182,951
Product sales (bunkering)	110,175	382,318

Total revenues	200,394	601,958
Cost of product sales	101,217	349,662
Operating expenses	49,672	143,626
Depreciation and amortization	15,655	33,196

Segment operating income	33,850	75,474

Refined Product Pipelines:
Throughput (barrels/day)	524,290	711,215
Throughput revenues	$98,609	$162,814
Product sales	—	766

Total revenues	98,609	163,580
Cost of product sales	—	598
Operating expenses	41,362	69,510
Depreciation and amortization	15,533	31,296

Segment operating income	$41,714	$62,176

Crude Oil Pipelines:
Throughput (barrels/day)	362,574	426,129
Revenues	$39,601	$43,989
Operating expenses	12,464	12,546
Depreciation and amortization	3,457	3,809

Segment operating income	$23,680	$27,634

Crude Oil Storage Tanks:
Throughput (barrels/day)	512,349	503,769
Revenues	$34,722	$35,468
Operating expenses	6,261	7,045
Depreciation and amortization	5,610	5,721

Segment operating income	$22,851	$22,702

Consolidated Information:
Revenues	$373,326	$844,995
Cost of product sales	101,217	350,260
Operating expenses	109,759	232,727
Depreciation and amortization	40,255	74,022

Segment operating income	122,095	187,986
General and administrative expenses	17,064	30,323

Consolidated operating income	$105,031	$157,663

(a)
Excludes throughputs related to storage leases and bunkering operations.

  Highlights

        Income from continuing operations for the nine months ended September 30, 2006 increased $33.6 million compared to the nine months ended September 30, 2005 due to higher consolidated segmental operating income and higher equity earnings in joint ventures, partially offset by increased general and administrative expense and increased interest expense. All of these increases predominantly resulted from the Kaneb acquisition.

        Consolidated segmental operating income for the nine months ended September 30, 2006 increased $65.9 million compared to the nine months ended September 30, 2005, primarily due to a $41.6 million increase in operating income for the refined product terminals segment and a $20.5 million increase in operating income for the refined product pipelines segment. These increases relate primarily to the effect of the Kaneb acquisition.

  Refined Product Terminals

        Revenues increased by $401.6 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily due to the Kaneb acquisition. The Kaneb acquisition contributed $382.3 million of bunkering revenues and $183.0 million of storage lease revenues for the nine months ended September 30, 2006 compared to $110.2 million of bunkering revenues and $56.4 million of storage lease revenue for the period from the Kaneb acquisition on July 1, 2005 to September 30, 2005.

        Cost of product sales totaled $349.7 million for the nine months ended September 30, 2006 and $101.2 million for the period from the Kaneb acquisition on July 1, 2005 to September 30, 2005. Cost of product sales reflects the cost of bunker fuel sold to marine vessels at our facilities at St. Eustatius in the Caribbean and Point Tupper in Nova Scotia, Canada, which we acquired as part of the Kaneb acquisition.

        Operating expenses increased $94.0 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily due to the inclusion of operating expenses related to the assets acquired in the Kaneb acquisition. Operating expenses further increased compared to the nine months ended September 30, 2005, due to increased internal overhead expense resulting from increased headcount.

        Depreciation and amortization expense increased $17.5 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily due to an increase in Valero L.P.'s property and equipment related to the Kaneb acquisition.

  Refined Product Pipelines

        Revenues increased by $65.0 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily due to the Kaneb acquisition, which increased throughputs by approximately 144,000 barrels per day, resulting in additional revenues of $55.6 million. Revenues also increased due to the expansion of a refined product pipeline in South Texas and northeastern Mexico (Burgos project). The Burgos project commenced operations on the Edinburg to Harlingen segment in October 2005, and the Harlingen to Brownsville segment in March 2006. Supply dynamics in the El Paso and Denver markets also caused higher throughputs and revenues on the McKee to El Paso refined product pipeline system and the McKee to Denver refined product pipelines.

        Operating expenses increased by $28.1 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily due to the inclusion of operating expenses related to the assets acquired in the Kaneb acquisition.

        Depreciation and amortization expense increased by $15.8 million for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005, primarily due to increases in Valero L.P.'s property and equipment related to the Kaneb acquisition.

  Crude Oil Pipelines

        Revenues increased by $4.4 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, due to higher revenues of $2.4 million on the Ardmore crude oil pipelines for the nine months ended September 30, 2006 as lower overall throughputs resulted from a maintenance turnaround at Valero Energy's Ardmore refinery during the nine months ended September 30, 2005. In addition, our purchase of the Capwood pipeline, which increased throughputs by approximately 41,000 barrels per day, resulted in additional revenues of $1.5 million.

  Crude Oil Storage Tanks

        Revenues increased by $0.7 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily due to increased throughput in Valero L.P.'s Corpus Christi North Beach storage facility. In addition, Valero Energy's Corpus Christi refinery experienced a maintenance turnaround and the effects of two hurricanes during 2005 which resulted in lower throughputs and revenues for the nine months ended September 30, 2005.

        Operating expenses increased by $0.8 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, due to increased dockage and wharfage costs at the Corpus Christi North Beach storage facility.

  General

        General and administrative expenses increased by $13.3 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, due to increased headcount as a result of the Kaneb acquisition. This increase in general and administrative expenses was partially offset by a decrease of $2.3 million in the service fee charges to us under the 2006 Services Agreement by Valero Energy.

        Equity income from joint ventures increased by $2.2 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, primarily related to our 50% ownership in a terminal and storage facility in Linden, New Jersey, which was acquired in the Kaneb acquisition.

        Interest expense increased by $21.3 million for the nine months ended September 30, 2006, compared to the nine months ended September 30, 2005, due to higher average debt balances resulting from debt assumed in the Kaneb acquisition and debt incurred to fund the Kaneb acquisition combined with higher interest rates in 2006.

  Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Valero L.P. Financial Highlights
(dollars in thousands, except unit and per unit data)

	Year Ended December 31,
	2004	2005
Statement of Income Data:
Revenues:
Services	$220,792	$407,194
Product	—	252,363

Total revenues	220,792	659,557
Costs and expenses:
Cost of sales	—	229,806
Operating expenses	78,298	184,609
General and administrative expenses	11,321	26,553
Depreciation and amortization	33,149	64,895

Total costs and expenses	122,768	505,863

Operating income	98,024	153,694
Equity income from joint ventures	1,344	2,319
Interest and other expenses, net	(20,950)	(43,625)

Income from continuing operations before income tax expense	78,418	112,388
Income tax expense	—	4,713

Income from continuing operations	78,418	107,675
Income from discontinued operations	—	3,398

Net income	78,418	111,073
Less general partner's interest and incentive distributions	(5,927)	(10,758)

Limited partners' interest in net income	$72,491	$100,315

Weighted-average units outstanding	23,041,394	35,023,250

Net income per unit applicable to limited partners:
Continuing operations	$3.15	$2.76
Discontinued operations	—	0.10

Net income	$3.15	$2.86

	December 31,
	2004	2005
Balance Sheet Data:
Long-term debt, including current position	$385,161	$1,170,705
Partners' equity	438,311	1,900,779
Debt-to-capitalization ratio(a)	46.8%	38.1%

(a)
Valero L.P.'s debt-to-capitalization ratio is defined as its long-term debt, including current portion, divided by the sum of its long-term debt, including current portion, and partners' equity.

Valero L.P. Segment Operating Highlights
(dollars in thousands)

	Year Ended December 31,
	2004	2005
Refined Product Terminals:
Throughput (barrels/day)(a)	256,576	245,084
Throughput revenues	$39,984	$43,617
Storage lease revenues	—	115,352
Bunkering revenues	—	252,363
Cost of sales	—	229,806
Operating expenses	18,365	94,607
Depreciation and amortization	6,471	25,008

Segment operating income	$15,148	$61,911

Refined Product Pipelines:
Throughput (barrels/day)(a)	442,596	556,654
Revenues	$86,418	$149,853
Operating expenses	37,332	64,671
Depreciation and amortization	14,715	27,778

Segment operating income	$34,371	$57,404

Crude Oil Pipelines:
Throughput (barrels/day)	381,358	358,965
Revenues	$52,462	$51,429
Operating expenses	15,468	16,378
Depreciation and amortization	4,499	4,612

Segment operating income	$32,495	$30,439

Crude Oil Storage Tanks:
Throughput (barrels/day)	473,714	517,409
Revenues	$41,928	$46,943
Operating expenses	7,133	8,953
Depreciation and amortization	7,464	7,497

Segment operating income	$27,331	$30,493

Consolidated Information:
Revenues	$220,792	$659,557
Cost of sales	—	229,806
Operating expenses	78,298	184,609
Depreciation and amortization	33,149	64,895

Segment operating income	109,345	180,247
General and administrative expenses	11,321	26,553

Consolidated operating income	$98,024	$153,694

(a)
Throughput related to newly acquired assets included in the table above is calculated based on throughput for the period from the date of acquisition through December 31 of the year of acquisition divided by the number of days in the applicable year.

  Annual Highlights

        Net income for the year ended December 31, 2005 increased $32.7 million compared to the year ended December 31, 2004 due to higher segmental operating income, partially offset by increased general and administrative expense, increased interest expense and increased income tax expense. All of these increases predominantly resulted from the Kaneb acquisition.

        Segment operating income for the year ended December 31, 2005 increased $70.9 million compared to the year ended December 31, 2004, primarily due to a $46.8 million increase in operating income for the refined product terminals segment and a $23.0 million increase in operating income for the refined product pipelines segment. These increases relate primarily to the effect of the Kaneb acquisition. Except for storage lease revenues and bunker sales, operating income for Valero L.P.'s segments depends upon the level of throughputs moving through its assets. In addition to the Kaneb acquisition, which impacted only the refined product terminals and refined product pipelines segments, all of Valero L.P.'s segments were affected by lower throughputs in 2005 resulting from scheduled maintenance turnarounds or other operational issues at Valero Energy's McKee, Three Rivers and Ardmore refineries.

  Refined Product Terminals

        Revenues increased by $371.3 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to the following:

  •
  the Kaneb acquisition, which contributed $115.4 million of storage lease revenues and $252.4 million of bunkering revenues; and

  •
  higher throughputs at Valero L.P.'s asphalt terminals, which charge a higher terminalling fee than Valero L.P.'s other refined product terminals, resulting in increased revenues of $3.1 million.

        Partially offsetting the increases above were lower throughputs resulting from the McKee refinery turnaround, coupled with downtime of a unit at the McKee refinery.

        Cost of sales was $229.8 million for the year ended December 31, 2005. Cost of sales reflects the cost of bunker fuel sold to marine vessels at Valero L.P.'s facilities at St. Eustatius, Netherlands Antilles and Point Tupper, Nova Scotia, which Valero L.P. acquired as part of the Kaneb acquisition.

        Operating expenses increased $76.2 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to the inclusion in 2005 of operating expenses related to the assets acquired in the Kaneb acquisition. Operating expenses further increased compared to 2004 due to increased regulatory and maintenance expense and increased internal overhead expense resulting from increased headcount.

        Depreciation and amortization expense increased by $18.5 million primarily due to an increase in Valero L.P.'s property and equipment related to the Kaneb acquisition.

  Refined Product Pipelines

        Revenues increased by $63.4 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to increased throughputs due to the following:

  •
  the Kaneb acquisition, which increased throughputs by 115,096 barrels per day, resulting in additional revenues of $57.4 million;

  •
  the Dos Laredos pipeline system, which only operated for part of 2004, contributed $3.4 million of additional revenue since it operated for a full year in 2005 and due to a change in the contract terms with Petroleos Mexicanos (PEMEX), allowing for an increase in volumes from 5,000 barrels per day to 10,000 barrels per day;

  •
  the supply dynamics in the Denver market resulted in increased throughputs transported on the McKee to Denver refined product pipeline, a high tariff rate pipeline, resulting in higher revenues of $3.3 million, despite the McKee turnaround; and

  •
  the expansion of the Corpus Christi to Harlingen to Edinburg refined product pipeline, which commenced operations in October 2005, increased revenue by $0.9 million.

        Partially offsetting the increases above were lower throughputs in the refined product pipelines that support Valero Energy's Ardmore and Three Rivers refineries, which experienced maintenance turnarounds during 2005.

        Operating expenses increased by $27.3 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, primarily due to the inclusion in 2005 of operating expenses related to the assets acquired in the Kaneb acquisition. Operating expenses also increased due to higher regulatory and maintenance expenses related to repairs on the McKee to Denver and Houston pipelines.

        Depreciation and amortization expense increased $13.1 million for the year ended December 31, 2005, compared to the year ended December 31, 2004, due to increases in Valero L.P.'s property and equipment related to the following:

  •
  the Kaneb acquisition, which contributed depreciation and amortization expense of $12.1 million;

  •
  the expansion of the Corpus Christi to Harlingen to Edinburg refined product pipeline, which commenced operations in October 2005, resulting in additional depreciation expense of $0.5 million; and

  •
  the Dos Laredos pipeline system, which only operated for part of 2004, resulted in higher depreciation expense of $0.2 million for the full year of 2005.

  Crude Oil Pipelines

        Revenues decreased $1.0 million for the year ended December 31, 2005, compared to the year ended December 31, 2004. Decreased revenues resulted primarily from lower throughputs, due to the scheduled turnarounds at the Three Rivers and McKee refineries, coupled with separate downtime of a unit at the McKee refinery. Revenues increased on the Ringgold to Wasson crude oil pipeline, despite lower overall throughputs to the Ardmore refinery, due to increased throughput in this higher tariff rate pipeline.

        Operating expenses increased by $0.9 million for the year ended December 31, 2005, compared to the year ended December 31, 2004 primarily due to higher maintenance expense on the Wasson to Ardmore and the Wichita Falls crude oil pipelines, partially offset by decreased power costs after the removal of pump stations on the Wichita Falls pipeline as part of the power optimization program.

  Crude Oil Storage Tanks

        Revenues increased $5.0 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, primarily due to a lack of significant operating downtime at the Texas City refinery or the Benicia refinery during 2005, resulting in increased throughput in Valero L.P.'s crude oil storage tanks.

        Operating expenses increased by $1.8 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to higher regulatory and maintenance expense on the Corpus Christi and Texas City crude oil storage tanks.

  General

        General and administrative expenses increased by $15.2 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, partially due to increased headcount as a result of the Kaneb acquisition. Additionally, on July 1, 2005, Valero L.P. amended the services agreement with Valero Energy to reflect the increased level of service resulting from the addition of Kaneb, which increased Valero L.P.'s annual fee to Valero Energy.

        Interest expense increased by $20.4 million for the year ended December 31, 2005 compared to the year ended December 31, 2004, due to higher average debt balances resulting from debt assumed as part of the Kaneb acquisition and debt incurred to fund the Kaneb acquisition combined with higher interest rates in 2005. Additionally, in the fourth quarter of 2005, a portion of the Three Rivers to Pettus to Corpus Christi, Texas refined product pipeline was permanently idled. As a result, Valero L.P. recorded an impairment charge of $2.1 million included in "interest and other expense, net."

        Income tax expense was $4.7 million for the year ended December 31, 2005, all of which related to certain operations acquired in the Kaneb acquisition that are conducted through separate taxable wholly owned corporate subsidiaries.

  Year Ended December 31, 2003 Compared to Year Ended December 31, 2004

Valero L.P. Financial Highlights
(dollars in thousands, except unit and per unit data)

	Year Ended December 31,
	2003	2004
Statement of Income Data:
Revenues	$181,450	$220,792

Costs and expenses:
Operating expenses	64,609	78,298
General and administrative expenses	7,537	11,321
Depreciation and amortization	26,267	33,149

Total costs and expenses	98,413	122,768

Operating income	83,037	98,024
Equity income from joint ventures	2,416	1,344
Interest and other expense, net	(15,860)	(20,950)

Net income	69,593	78,418
Less general partner's interest and incentive distributions	(3,959)	(5,927)

Limited partners' interest in net income	$65,634	$72,491

Weighted-average units outstanding	21,706,164	23,041,394

Net income per unit applicable to limited partners	$3.02	$3.15

	December 31,
	2003	2004
Balance Sheet Data:
Long-term debt, including current portion	$354,192	$385,161
Partners' equity	438,163	438,311
Debt-to-capitalization ratio(a)	44.7%	46.8%

(a)
Valero L.P.'s debt-to-capitalization ratio is defined as its long-term debt, including current portion, divided by the sum of its long-term debt, including current portion, and partners' equity.

Valero L.P. Segment Operating Highlights
(dollars in thousands)

	Year Ended December 31,
	2003	2004
Refined Product Terminals:
Throughput (barrels/day)(a)	225,426	256,576
Throughput revenues	$31,269	$39,984
Operating expenses	15,447	18,365
Depreciation and amortization	3,508	6,471

Segment operating income	$12,314	$15,148

Refined Product Pipelines:
Throughput (barrels/day)(a)	392,145	442,596
Revenues	$72,276	$86,418
Operating expenses	28,914	37,332
Depreciation and amortization	12,380	14,715

Segment operating income	$30,982	$34,371

Crude Oil Pipelines:
Throughput (barrels/day)	355,008	381,358
Revenues	$50,741	$52,462
Operating expenses	15,196	15,468
Depreciation and amortization	5,379	4,499

Segment operating income	$30,166	$32,495

Crude Oil Storage Tanks:
Throughput (barrels/day)(a)	366,986	473,714
Revenues	$27,164	$41,928
Operating expenses	5,052	7,133
Depreciation and amortization	5,000	7,464

Segment operating income	$17,112	$27,331

Consolidated Information:
Revenues	$181,450	$220,792
Operating expenses	64,609	78,298
Depreciation and amortization	26,267	33,149

Segment operating income	90,574	109,345
General and administrative expenses	7,537	11,321

Consolidated operating income	$83,037	$98,024

(a)
During the years ended December 31, 2003 and 2004, Valero L.P. completed several acquisitions as discussed below. The throughput related to these newly acquired assets included in the table above is calculated based on throughput for the period from the date of acquisition through December 31, divided by the number of days in the applicable year.

  Annual Highlights

        Net income for the year ended December 31, 2004 increased $8.8 million or 13% compared to the year ended December 31, 2003. This increase was primarily attributable to the following:

  •
  The acquisitions of the South Texas Pipelines and Terminals and the crude oil storage tanks in March 2003, the Southlake pipeline in August 2003 and the Paulsboro terminal in September 2003. These assets were included in the results of operations for a full year in 2004 compared to a partial year in 2003;

  •
  The acquisition of the Royal Trading asphalt terminals in February 2004;

  •
  The commencement of operations in June 2004 of the Dos Laredos pipeline system, which ships propane to the Nuevo Laredo, Mexico propane terminal;

  •
  Valero Energy's addition of a new crude unit at its Texas City refinery in the fourth quarter of 2003, which allowed that refinery to process more throughput, which benefited Valero L.P.'s storage tank business;

  •
  Increased tariff rates effective April 2004 and the implementation of a Corpus Christi North Beach storage facility lease agreement effective January 2004; and

  •
  Lower throughput volumes in 2003 due to economic-based production cuts at Valero Energy's McKee refinery, a major turnaround at Valero Energy's Ardmore refinery and planned and unplanned crude unit outages at the Texas City refinery.

        Partially offsetting the above increases to net income were the following:

  •
  Crude unit outages at Valero Energy's McKee refinery in the second and third quarters of 2004 and a turnaround at Valero Energy's Benicia refinery in the fourth quarter of 2004;

  •
  Increased operating expense due to the following (excluding the impact of 2003 and 2004 acquisitions):

  •
  Higher incentive compensation expense;

  •
  Higher power costs as a result of higher natural gas prices; and

  •
  Increased internal overhead costs due to the amendment to the Services Agreement, under which overhead previously allocated to Valero Energy is now borne by Valero L.P.

  •
  Higher general and administrative expense primarily due to the amendment to the Services Agreement effective April 1, 2004, between Valero L.P. and Valero Energy for services rendered by Valero Energy corporate employees. In addition, general and administrative expenses in 2004 were higher due to increased external public company expenses, incentive compensation and employee headcount;

  •
  Less equity income from Skelly-Belvieu Pipeline Company due primarily to a 21% decline in throughput barrels in the Skellytown to Mont Belvieu refined product pipeline in addition to higher maintenance expenses associated with pipeline integrity inspection costs; and

  •
  Higher interest expense, which resulted from several factors, including (a) a full year of interest expense in 2004 related to the $250.0 million of 6.05% senior notes issued in March 2003; (b) borrowings of $43.0 million under the revolving credit facility in the first quarter of 2004 to fund the acquisition of the Royal Trading asphalt terminals and a portion of the construction costs related to the Dos Laredos pipelines and terminal; and (c) less interest income from interest rate swaps as interest rates increased in 2004.

        On a per unit basis, net income per unit applicable to the limited partners' interest increased 4% or $0.13 per limited partner unit for the year ended December 31, 2004 compared to the year ended December 31, 2003. This per unit increase was attributable to the above reasons; however, the increase in the per unit amount was partially offset by an increase in the number of common units outstanding as a result of the equity offerings completed in 2003.

  Refined Product Terminals

        Revenues for the refined product terminals segment increased $8.7 million or 28% for the year ended December 31, 2004 compared to the year ended December 31, 2003, primarily due to a full year of operations of the South Texas Terminals acquired on March 18, 2003 and the Paulsboro refined product terminal acquired on September 3, 2003 and due to the acquisition of the Royal Trading asphalt terminals on February 20, 2004. Revenues for the above-mentioned acquired terminals were $15.5 million for the year ended December 31, 2004 compared to revenues of $6.5 million from the dates of acquisition through December 31, 2003.

        Operating expenses for the refined product terminals segment increased $2.9 million or 19% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due primarily to expenses associated with the 2003 and 2004 acquisitions. Operating expenses for the above-mentioned acquired terminals were $6.1 million for the year ended December 31, 2004 compared to $2.9 million from the dates of acquisition through December 31, 2003.

        Depreciation and amortization expense for the refined product terminals segment increased $3.0 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the acquisitions completed in 2003 and 2004 as well as the June 1, 2004 startup of the Nuevo Laredo terminal, which is connected to the Dos Laredos pipeline system.

  Refined Product Pipelines

        Revenues for the refined product pipelines segment increased $14.1 million or 20% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to a 13% increase in throughput resulting primarily from Valero L.P.'s acquisition of the South Texas Pipelines on March 18, 2003 and the Southlake refined product pipeline on August 1, 2003. Revenues for the South Texas Pipelines and Southlake refined product pipeline were $31.6 million for the year ended December 31, 2004 compared to revenue of $22.5 million from the dates of acquisition through December 31, 2003. In addition, the Dos Laredos pipeline system, which began shipping propane to the Nuevo Laredo, Mexico propane terminal on June 1, 2004, contributed revenues of $2.6 million in 2004.

        Operating expenses for the refined product pipelines segment increased $8.4 million or 29% for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily due to expenses associated with a full year of operations of the South Texas Pipelines acquired on March 18, 2003 and the Southlake refined product pipeline acquired on August 1, 2003, in addition to higher power costs and increased employee benefit costs related to higher incentive compensation.

        Depreciation and amortization expense for the refined product pipelines segment increased $2.3 million or 19% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the acquisition of the South Texas Pipelines on March 18, 2003 and the Southlake refined product pipeline effective August 1, 2003 as well as the commencement of operations of the Dos Laredos pipeline system on June 1, 2004.

  Crude Oil Pipelines

        Although Valero Energy's McKee refinery had a crude unit down during a portion of the second and third quarter of 2004, throughput for the crude oil pipelines that supply the McKee refinery were slightly higher for 2004 compared to 2003. Throughputs were reduced in 2003 because Valero Energy initiated economic-based refinery production cuts at its McKee refinery in the first quarter of 2003, which contributed to lower throughputs for the crude oil pipelines that supply the McKee refinery.

        Revenues for the crude oil pipelines increased $1.7 million or 3% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due primarily to increased revenues related to the Ardmore crude oil pipelines. During the second quarter of 2003, Valero Energy's Ardmore refinery experienced a major refinery turnaround for most of April, resulting in lower throughput and revenues in the Ringgold to Wasson to Ardmore crude oil pipelines for 2003 as compared to 2004.

        Although operating expenses for the crude oil pipelines segment were comparable in the aggregate for the year ended December 31, 2004 and the year ended December 31, 2003, certain components of operating expenses increased while others decreased. Power costs were higher during 2004 due to higher electricity rates as a result of higher natural gas prices and an expansion of the Wichita Falls crude oil pipeline by adding a pump station in the fourth quarter of 2003. In addition, higher employee benefit costs in 2004 were related to higher incentive compensation. These operating expense increases were offset by the transfer of the Corpus Christi North Beach storage facility, including its operating expense, from the crude oil pipeline segment to the crude oil storage tank segment effective January 1, 2004.

        Depreciation and amortization expense for the crude oil pipelines decreased due to the transfer of the Corpus Christi North Beach storage facility from the crude oil pipeline segment to the crude oil storage tank segment effective January 1, 2004.

  Crude Oil Storage Tanks

        Revenues for the crude oil storage tanks segment increased $14.8 million or 54% for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to a 29% increase in throughput attributable to the following:

  •
  Valero L.P.'s ownership of the crude oil storage tanks for only 288 days of the year ended December 31, 2003, compared to 366 days in the year ended December 31, 2004; and

  •
  Valero Energy's addition of a new crude unit at its Texas City refinery in the fourth quarter of 2003, which allowed that refinery to process more throughput in 2004. In addition, there were several planned and unplanned crude unit outages at the Texas City refinery in 2003 which lowered the amount of throughput processed in 2003.

        Partially offsetting the above increases in 2004 was a plant-wide turnaround at Valero Energy's Benicia refinery in the fourth quarter of 2004, which lowered throughput in 2004.

        In addition, effective January 1, 2004, Valero L.P. transferred the operations of its Corpus Christi North Beach storage facility to the crude oil storage tanks segment from the crude oil pipelines segment. Prior to the transfer, Valero L.P. had included the use of this storage facility as a part of the crude oil pipeline tariff for the Corpus Christi to Three Rivers crude oil pipeline. Valero L.P. entered into a one-year shell barrel capacity lease agreement with Valero Energy, which is renewable for one-year terms, for the 1.6 million barrels of capacity at the facility and raised the dockage and wharfage fees. Revenues for the year ended December 31, 2004 for the Corpus Christi North Beach storage facility totaled $7.7 million, which included $5.7 million of rental income and $2 million of dockage and wharfage fees.

        Operating expenses and depreciation and amortization expense for the crude oil storage tanks segment increased by $2.1 million and $2.5 million, respectively, due to Valero L.P.'s ownership of the crude oil storage tanks for the full year of 2004 and the transfer of the Corpus Christi North Beach storage facility for the year ended December 31, 2004.

Partnership Termination for Federal Income Tax Purposes

        The sale by Valero Energy of its interests in Valero GP Holdings in this offering will result in the sale of 50% or more of the total interests in Valero GP Holdings' capital and profits within a twelve-month period, thus resulting in the constructive "termination" of Valero GP Holdings' partnership for federal income tax purposes. A constructive "termination" is a federal income tax concept that has no impact on the day-to-day business or operations of a partnership. A constructive termination of Valero GP Holdings' partnership for tax purposes will result in a deemed sale or exchange of Valero GP Holdings' interests in Valero L.P.'s capital and profits. This deemed sale or exchange of Valero GP

Holdings' interests in Valero L.P.'s capital and profits will also cause a constructive termination of Valero L.P.'s partnership for federal income tax purposes if this deemed sale, together with all other sales of Valero L.P.'s units, results in a sale or exchange of 50% or more of Valero L.P.'s capital and profits interest within a twelve-month period. A constructive termination of Valero L.P.'s partnership will, among other things, result in the closing of Valero L.P.'s taxable year for all unitholders and will result in a deferral of depreciation and cost recovery deductions allowable in computing Valero L.P.'s taxable income. Thus, Valero L.P.'s unitholders will be allocated an increased amount of federal taxable income for the year in which Valero L.P. is considered to be terminated, and for future years, as a percentage of the cash distributed to unitholders with respect to that period. A constructive termination of Valero GP Holdings' partnership and Valero L.P.'s partnership for federal income tax purposes will have no effect on Valero GP Holdings' or Valero L.P.'s financial position or results of operations.

  Outlook

        Valero L.P.'s earnings are significantly impacted by turnarounds or outages at its customers' refineries, including Valero Energy, as well as maintenance expenses and market conditions.

        For the fourth quarter of 2006, Valero L.P. expects earnings per unit to be in the range of $0.60 to $0.70, primarily due to higher maintenance expenses and lower expected throughputs due to seasonality.

        Valero L.P.'s results for the first quarter of 2007 are expected to be lower than the fourth quarter of 2006 due to currently scheduled turnarounds at several of Valero Energy's refineries, in addition to higher maintenance expenses and lower expected throughputs due to seasonality. As a result, Valero L.P.'s per unit earnings for the first quarter of 2007 are expected to be in the range of $0.45 to $0.55. Since Valero L.P. has no control over the timing or scheduling of turnarounds or outages at Valero Energy's or its other customers' refineries, Valero L.P. cannot accurately predict actual earnings per unit for the first quarter of 2007 or any other quarterly period. Cash distributions to Valero L.P.'s unitholders, including Valero GP Holdings, are not expected to be impacted by planned turnarounds at customer refineries, maintenance expenses or seasonality.

        Despite lower expectations for Valero L.P.'s first quarter of 2007, Valero L.P. expects net income for 2007 to be comparable to 2006. However, Valero L.P. expects operating income to increase by $15 to $20 million in 2007 compared to the latest estimate of 2006 operating income. This expected improvement in operating income includes the adverse impact on operating income of higher depreciation of approximately $15 million. Operating income and depreciation expense are expected to increase primarily due to the effects of the following:

  •
  a full year of operations in 2007 of the St. James crude oil terminal, which was acquired in December 2006;

  •
  a full year of operations in 2007 of the Burgos project, which was completed in July 2006; and

  •
  terminal expansion projects at St. Eustatius in the Caribbean and Amsterdam in the Netherlands as well as other internal growth projects that are expected to start contributing to Valero L.P.'s results of operations in 2007.

In addition, Valero L.P. expects higher interest expense to offset the increase in operating income due to higher debt balances, including borrowings related to funding the acquisitions and capital expenditures described above.

Liquidity and Capital Resources

  General

        Valero L.P.'s primary cash requirements are for distributions to partners, debt service, reliability and strategic growth capital expenditures, acquisitions and normal operating expenses. Valero L.P. typically generates sufficient cash from its current operations to fund day-to-day operating and general and administrative expenses, reliability capital expenditures and distribution requirements. Valero L.P.

also has available borrowing capacity under its existing revolving credit facility and, to the extent necessary, may raise additional funds through equity or debt offerings to fund strategic capital expenditures or other cash requirements not funded from operations. However, there can be no assurance regarding the availability of any additional funds or whether such additional funds can be provided on terms acceptable to Valero L.P.

        The terms of our 6.05% and 6.875% senior notes require that Valero Energy or an investment grade entity own, directly or indirectly, 51% of our general partner interests, which will no longer be the case if Valero Energy sells its remaining interests in Valero GP Holdings. Within 30 days of such a sell down by Valero Energy, we would be required to provide notice to the noteholders in which we offer to purchase the senior notes at a price equal to 100% of the principal amount, plus accrued interest through the date of purchase.

        We believe that our cash on hand, cash from operations, and sources of liquidity described below, including the potential increase in our $400 million Revolving Credit Agreement to a maximum of $600 million, will be sufficient to satisfy our capital needs for acquisitions, capital expenditures, and the potential need to repurchase our senior notes.

  Cash Flows for the Nine Months Ended September 30, 2005 and 2006

        Net cash provided by operating activities for the nine months ended September 30, 2006 was $182.0 million compared to $135.4 million for the nine months ended September 30, 2005. The increase in cash generated from operating activities is primarily due to higher net income adjusted for non-cash items.

        Net cash provided by operating activities for the nine months ended September 30, 2006, combined with available cash on hand, was used to fund distributions to unitholders and the general partner in the aggregate amount of $135.6 million. The proceeds from long-term debt borrowings totaling $59.0 million were used to fund the purchase of the Capwood pipeline and capital expenditures. The proceeds from the sale of the Australia and New Zealand subsidiaries totaling $70.1 million were used for working capital purposes, including paying down outstanding debt.

        Net cash provided by operating activities for the nine months ended September 30, 2005 was $135.4 million. The net cash provided by operations, combined with available cash on hand, were used primarily to fund distributions to unitholders and the general partner in the aggregate amount of $83.8 million. Proceeds from long-term debt borrowings totaling $713.2 million, combined with proceeds from the general partner contribution totaling $29.2 million and proceeds received from the sale of Martin Oil LLC to a subsidiary of Valero Energy totaling $26.8 million were used to fund the acquisition of KSL, repay certain outstanding indebtedness of KSL and KPP and to fund capital expenditures and investment of other noncurrent assets of $42.3 million. Proceeds received from the sale of the Held Separate Businesses on September 30, 2005 were used to repay debt outstanding under the $400 million Revolving Credit Agreement and the $525 million Term Loan Agreement.

  Cash Flows for the Years Ended December 31, 2004 and 2005

        Net cash provided by Valero L.P.'s operating activities for the year ended December 31, 2005 was $186.4 million compared to $108.5 million for the year ended December 31, 2004. The increase in cash generated from operating activities is primarily due to higher net income and depreciation expense and less working capital.

        The net cash generated by Valero L.P.'s operating activities for the year ended December 31, 2005, combined with available cash on hand, was used to fund distributions to its unitholders and the general partner in the aggregate amount of $127.8 million. Proceeds from long-term debt borrowings totaling $746.5 million, combined with proceeds from the general partner contribution totaling $29.2 million and proceeds received from the sale of Martin Oil LLC to a subsidiary of Valero Energy totaling $26.8 million were used to fund Valero L.P.'s acquisition of KSL, repay certain outstanding indebtedness of KSL and KPP and to fund capital expenditures and investment of other noncurrent assets of $68.1 million and $3.3 million, respectively. Proceeds received from the sale of the Held Separate Businesses on September 30, 2005 were used to repay debt outstanding under Valero L.P.'s $400 million Revolving Credit Agreement and Valero L.P.'s $525 million Term Loan Agreement, which was incurred to partially finance the Kaneb acquisition.

        Net cash provided by operating activities for the year ended December 31, 2004 was $108.5 million. The net cash provided by operations, combined with available cash on hand, was used primarily to fund distributions to unitholders and the general partner in the aggregate amount of $78.2 million. Additionally, Valero L.P. used cash from those sources in combination with long-term debt borrowings totaling $43.0 million to fund $57.5 million of capital expenditures, which included construction of the Dos Laredos pipeline project, and the acquisition of asphalt terminals from Royal Trading on February 20, 2004 totaling $28.1 million.

  Equity

        Common Unit Offerings.    On March 18, 2003, Valero L.P. sold 5,750,000 common units in a public offering for net proceeds of $204.6 million, including a $4.3 million general partner contribution from Riverwalk Logistics, L.P. to maintain its 2% general partner interest. Valero L.P. used the net proceeds primarily to fund the acquisition of certain crude oil storage tank assets from Valero Energy. On April 16, 2003, Valero L.P. sold 581,000 common units for net proceeds of $20.9 million, including a $0.5 million general partner contribution, upon the exercise of a portion of the underwriters' over-allotment option. Valero L.P. used the net proceeds to pay down the then outstanding balance due under its revolving credit facility.

        On August 11, 2003, Valero L.P. sold 1,236,250 common units in a public offering, which included 161,250 common units related to an over-allotment option, for net proceeds of $49.3 million, including a $1.0 million general partner contribution. Valero L.P. used the net proceeds primarily to fund the acquisitions of the Southlake refined product pipeline and the Paulsboro refined product terminal.

        Shelf Registration Statement.    On October 2, 2003, the United States Securities and Exchange Commission (the SEC) declared effective a shelf registration statement on Form S-3 filed by Valero L.P. and Valero Logistics Operations to register $750.0 million of securities for potential future issuance. Valero L.P. may, in one or more offerings, offer and sell common units representing limited partner interests in the Partnership. Valero Logistics Operations may, in one or more offerings, offer and sell debt securities, which will be fully and unconditionally guaranteed by Valero L.P. The full balance of Valero L.P.'s $750.0 million universal shelf registration statement was available as of December 31, 2005.

        Distributions.    Valero L.P.'s partnership agreement, as amended, determines the amount and priority of cash distributions that Valero L.P.'s common unitholders and general partner may receive. The general partner is entitled to incentive distributions, as defined below, if the amount Valero L.P. distributes with respect to any quarter exceeds $0.60 per unit. Effective March 11, 2004, Valero L.P.'s partnership agreement was amended to lower the general partner's incentive distribution rights with respect to distributions of available cash from 48% to 23% of the amount of any quarterly distribution that exceeds $0.90 per unit. This amendment was effected to reduce Valero L.P.'s cost of equity capital to allow Valero L.P. to better compete for acquisitions. Valero GP Holdings' limited liability company agreement provides that Valero GP Holdings' board of directors may consent to the elimination, reduction or modification of the incentive distribution rights without unitholder approval if Valero GP Holdings' board of directors determines that the elimination, reduction or modification will not adversely affect Valero GP Holdings' unitholders in any material respect. Valero L.P. does not currently anticipate a further lowering of the incentive distribution rights. Valero L.P.'s general partner will continue to receive a 2% distribution with respect to its general partner interest.

        The following table reflects the allocation of total cash distributions to Valero L.P.'s general and limited partners applicable to the period in which the distributions are earned (in thousands, except per unit data):

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2005	2005	2006	2005	2006
General partner interest	$1,404	$1,595	$2,589	$879	$955	$2,157	$2,787
General partner incentive distribution	2,620	4,449	8,711	3,049	3,909	7,210	10,869

Total general partner distribution	4,024	6,044	11,300	3,928	4,864	9,367	13,656

Limited partners' distribution	66,179	73,733	118,178	40,022	42,830	98,478	125,684

Total cash distributions	$70,203	$79,777	$129,478	$43,950	$47,694	$107,845	$139,340

Cash distributions per unit applicable to limited partners	$2.950	$3.200	$3.365	$0.855	$0.915	$2.510	$2.685

        On July 19, 2006, Valero L.P. declared a quarterly cash distribution of $0.885 per unit paid on August 14, 2006 to unitholders of record on August 7, 2006, which totaled $45.8 million. On November 14, 2006, Valero L.P. paid, to unitholders of record on November 7, 2006, an increased quarterly cash distribution of $0.915 per unit, totaling $47.7 million.

        Subordinated Units.    Valero L.P. satisfied all the conditions included in its partnership agreement for the subordination period to end. Accordingly, the subordination period ended on April 1, 2006 and all 9,599,322 subordinated units automatically converted into common units on a one-for-one basis on May 8, 2006, the first business day after the record date for the distribution related to the first quarter of 2006. Riverwalk Holdings, LLC held the 9,599,322 subordinated units at the time of conversion.

  Capital Requirements

        The petroleum pipeline and terminalling industry is capital intensive, requiring significant investments to maintain, upgrade or enhance existing operations and to comply with environmental and safety laws and regulations. Valero L.P.'s capital expenditures consist primarily of:

  •
  reliability capital expenditures, such as those required to maintain equipment reliability and safety and to address environmental and safety regulations; and

  •
  strategic growth capital expenditures, such as those to expand and upgrade pipeline capacity and to construct new pipelines, terminals and storage tanks. In addition, strategic growth capital expenditures may include acquisitions of pipelines, terminals, storage tank assets or other logistic assets.

        During the year ended December 31, 2005, Valero L.P. incurred reliability capital expenditures of $23.7 million primarily related to system automation and maintenance upgrade projects at its terminals and pipelines, and expansion capital expenditures of $44.4 million primarily related to the construction of 110 miles of new pipeline in the northeastern Mexico and South Texas regions (Dos Paises Project).

        During the nine months ended September 30, 2006, Valero L.P. incurred reliability capital expenditures of $22.8 million primarily related to the upgrade and enhancement of the assets acquired with the Kaneb acquisition. Strategic growth capital expenditures of $56.9 million during the nine months ended September 30, 2006 were primarily related to the Burgos project, which Valero L.P. completed in July of 2006, the St. Eustatius tank expansion and other terminal expansion projects.

        For the remainder of 2006, Valero L.P. expects to incur approximately $75.0 million of capital expenditures, including $20.0 million for reliability capital projects and $55.0 million for strategic growth capital projects. Valero L.P. continuously evaluates its capital forecast and makes changes as economic conditions warrant. If conditions warrant, Valero L.P.'s actual capital expenditures for 2006 may exceed the forecasted amounts.

  Long-Term Contractual Obligations

  6.05% Senior Notes

        On March 18, 2003, Valero Logistics Operations completed the sale of $250 million of 6.05% senior notes, issued in a private placement to institutional investors, for net proceeds of $247.3 million. Interest on the 6.05% senior notes is payable semi-annually in arrears on March 15 and September 15 of each year beginning September 15, 2003. Although the 6.05% senior notes were not initially registered under the Securities Act of 1933 or any other securities laws, Valero L.P. exchanged the outstanding $250.0 million 6.05% senior notes that were not registered for $250.0 million of 6.05% senior notes that have been registered under the Securities Act of 1933 in July 2003.

  6.875% Senior Notes

        On July 15, 2002, Valero L.P. completed the sale of $100.0 million of 6.875% senior notes for net proceeds of $98.2 million. The net proceeds were used to repay the $91.0 million then outstanding under Valero L.P.'s revolving credit facility. Interest on the 6.875% senior notes is payable semi-annually in arrears on January 15 and July 15 of each year.

        The 6.05% and the 6.875% senior notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of Valero Logistics Operations, including indebtedness under the revolving credit agreement and term loan agreement. Both series of senior notes contain restrictions on Valero Logistics Operations' ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the senior notes. In addition, the senior notes limit Valero Logistics Operations' ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions.

        At the option of Valero Logistics Operations, the 6.05% and the 6.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The Valero Logistics Operations senior notes also include a change-in-control provision, which requires (1) that Valero Energy or an investment grade entity own, directly or indirectly, 51% of Valero L.P.'s general partner interests and (2) that Valero L.P. (or an investment grade entity) own, directly or indirectly, all of the general partner and limited partner interests in Valero Logistics Operations. Otherwise, Valero Logistics Operations must offer to purchase the senior notes at a price equal to 100% of their outstanding principal balance plus accrued interest through the date of purchase.

  7.75% and 5.875% Senior Notes

        As a result of the Kaneb acquisition, Valero L.P. assumed the outstanding senior notes issued by KPOP, having an aggregate face value of $500.0 million, and an aggregate fair value of $555.0 million. The difference between the fair value and the face value of the senior notes is being amortized as a reduction of interest expense over the remaining lives of the senior notes using the effective interest method.

        The senior notes were issued in two series, the first of which bears interest at 7.75% annually (due semi-annually on February 15 and August 15) and matures February 15, 2012. The second series bears interest at 5.875% annually (due semi-annually on June 1 and December 1) and matures June 1, 2013.

        The 7.75% and 5.875% senior notes do not contain sinking fund requirements. These notes contain restrictions on Valero L.P.'s ability to incur indebtedness secured by liens, to engage in certain sale-leaseback transactions, to engage in certain transactions with affiliates, as defined, and to utilize proceeds from the disposition of certain assets. At the option of KPOP, the 7.75% and 5.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.

        The senior notes issued by Valero Logistics Operations are fully and unconditionally guaranteed by Valero L.P. In connection with the Kaneb acquisition, effective July 1, 2005, Valero L.P. fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics Operations and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other.

  $525 Million Term Loan Agreement

        On July 1, 2005, Valero L.P. borrowed $525.0 million under its new $525 million term loan agreement dated July 1, 2005 (the Term Loan Agreement), the majority of which was used to fund the Kaneb acquisition. The Term Loan Agreement matures on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 6.0% as of September 30, 2006. The weighted-average interest rate related to outstanding borrowings under the Term Loan Agreement for the year ended December 31, 2005 was 4.5%. With a portion of the proceeds received from the sale of the Held Separate Businesses, Valero L.P. repaid $300.0 million of the outstanding balance. As of September 30, 2006, Valero L.P.'s outstanding balance under the Term Loan Agreement was $225.0 million. No additional funds may be borrowed under the Term Loan Agreement.

  $400 Million Revolving Credit Agreement

        On July 1, 2005, Valero L.P. borrowed $180.0 million under Valero L.P.'s $400 million revolving credit agreement (the Revolving Credit Agreement), dated effective December 20, 2004 as amended on June 30, 2005, which expires on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.9% as of September 30, 2006. Utilizing the $180.0 million borrowing, other proceeds and cash on hand, on July 1, 2005, Valero L.P. repaid approximately $191.5 million of the outstanding indebtedness of Kaneb and repaid $38.0 million of indebtedness outstanding on Valero L.P.'s prior $175 million revolving credit facility.

        During the year ended December 31, 2005, Valero L.P. repaid the $209.5 million outstanding under the Revolving Credit Agreement, including $160.0 million which was repaid using a portion of the proceeds from the sale of the Held Separate Businesses on September 30, 2005.

        During the nine months ended September 30, 2006, Valero L.P. borrowed $59.0 million under the Revolving Credit Agreement to fund the purchase of the Capwood pipeline and its capital expenditures. Additionally, Valero L.P. repaid $48.0 million during the nine months ended September 30, 2006. As of September 30, 2006, Valero L.P. had $384.1 million available for borrowing under the Revolving Credit Agreement. Additionally, Valero L.P. may request an increase in the amount of commitments under the Revolving Credit Agreement for up to a maximum of $600 million.

  $175 Million Revolving Credit Facility

        Valero L.P. terminated its $175 million revolving credit facility on July 1, 2005 by repaying the $38.0 million outstanding amount using proceeds from its new Revolving Credit Agreement. At Valero Logistics Operations' option, borrowings under the revolving credit facility bore interest based on either an alternative base rate or LIBOR.

  UK Term Loan

        As a result of the Kaneb acquisition, on July 1, 2005, Valero L.P. amended and restated a term loan agreement of Kaneb's UK subsidiary dated January 29, 1999 (the UK Term Loan), and assumed the outstanding obligation of 21,000,000 Pounds Sterling ($39.3 million as of September 30, 2006). The UK Term Loan bears interest at 6.65% annually and matures June 30, 2010.

  Credit Agreement Provisions

        The Term Loan Agreement, the Revolving Credit Agreement and the UK Term Loan all require that Valero L.P. maintain certain financial ratios and include other restrictive covenants, including a prohibition on distributions if any defaults, as defined in the agreements, exist or would result from the distribution. Management of Valero L.P. believes that it is in compliance with all of these ratios and covenants as of September 30, 2006.

        On June 6, 2006, Valero L.P. completed certain amendments to its Term Loan Agreement and its Revolving Credit Agreement. Both agreements were amended to:

  •
  eliminate the provision that the failure of Valero Energy to own or control the general partner of Valero L.P. constitutes a "change of control;"

  •
  extend the maturities of the agreements to 2011;

  •
  include certain material construction projects in the definition of "Consolidated EBITDA;" and

  •
  eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.

        Additionally, the amendments reduced the applicable margin on LIBOR loans to vary to 0.40% from 0.95% for the Term Loan Agreement and to 0.27% from 0.70% for the Revolving Credit Agreement, depending upon Valero L.P.'s credit rating. Additionally, the UK Term Loan was amended to extend the maturity to 2011, include certain material construction projects in the definition of "Consolidated EBITDA" and eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.

        On November 30, 2006, Valero L.P. further amended its $525 million Term Loan Agreement, its $400 million Revolving Credit Agreement and its UK Term Loan. All the agreements listed above were amended (i) to remove the requirement that the lenders approve in advance the amount of pro forma EBITDA associated with certain material construction projects used in the calculation of consolidated EBITDA, a component of the consolidated debt coverage ratio required by the covenants of the agreements, and (ii) to exclude from the agreements' definition of Indebtedness the aggregate principal amount of hybrid equity securities, as defined in the amendment, that is treated as equity by Standard & Poors and Moody's based on the classifications of these hybrid equity securities issued by Standard & Poors and Moody's.

        Valero L.P.'s $400 million Revolving Credit Agreement was further amended to allow for borrowings denominated in Euros, up to the equivalent of $100 million.

        Also effective on November 30, 2006, the lenders agreed to Valero L.P.'s request to increase the total commitments under the $400 million Revolving Credit Agreement to $600 million.

        Valero Logistics Operations and KPOP own and operate pipelines, terminals and storage tanks and are issuers of the publicly traded senior notes. Valero L.P. has no operations and has fully and unconditionally guaranteed the senior notes issued by KPOP and Valero Logistics Operations and any obligations under Valero Logistics Operations' Revolving Credit Agreement and Term Loan Agreement and the Kaneb UK Term Loan.

  Port Authority of Corpus Christi Note Payable

        The proceeds from the original $12.0 million note payable due to the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) were used for the construction of a crude oil storage facility in Corpus Christi, Texas. The note payable is due in annual installments of $1.2 million through December 31, 2015 and is collateralized by the crude oil storage facility. Interest on the unpaid principal balance accrues at a rate of 8% per annum. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi.

  Interest Rate Swaps

        During 2003, Valero L.P. entered into interest rate swap agreements to manage its exposure to changes in interest rates. The interest rate swap agreements have an aggregate notional amount of $167.5 million, of which $60.0 million is tied to the maturity of the 6.875% senior notes and $107.5 million is tied to the maturity of the 6.05% senior notes. Under the terms of the interest rate swap agreements, Valero L.P. will receive a fixed rate (6.875% and 6.05% for the $60.0 million and $107.5 million of interest rate swap agreements, respectively) and will pay a variable rate based on LIBOR plus a percentage that varies with each agreement.

        The interest rate swap contracts qualified for the shortcut method of accounting prescribed by SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As a result, changes in the fair value of the derivatives will completely offset the changes in the fair value of the underlying hedged items.

        As of December 31, 2004 and 2005, the weighted average effective interest rate for the interest rate swaps was 4.7% and 6.6%, respectively.

        As of September 30, 2006, the weighted-average interest rate of Valero L.P.'s interest rate swaps was 7.0%. As of September 30, 2006 and December 31, 2005, the aggregate estimated fair value of the interest rate swaps included in other long-term liabilities in its consolidated balance sheet was $5.0 million and $4.0 million, respectively.

  Contractual Obligations

        The following table presents Valero L.P.'s long-term contractual obligations and commitments and the related payments due, in total and by period, as of December 31, 2005.

	Payments Due by Period
	2006	2007	2008	2009	2010	Thereafter	Total
	(Thousands of dollars)
Long-term debt (stated maturities)	$1,046	$611	$660	$713	$265,901	$901,774	$1,170,705
Operating leases	9,544	6,424	5,274	4,434	4,217	81,028	110,921
Purchase obligations	216,426	959	25	25	25	77	217,537

        On April 13, 2006, Valero L.P. entered into an agreement to purchase three 30,000 barrel and two 52,000 barrel tank barges over the next two years. The contract price is $34.1 million, which is subject to adjustment based on the actual cost incurred for the steel.

        A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including (i) fixed or minimum quantities to be purchased, (ii) fixed, minimum or variable price provisions, and (iii) the approximate timing of the transaction. Valero L.P.'s purchase obligations consist mainly of a bunker fuel purchase agreement with minimum volume requirements, which is based on market prices. Valero L.P. entered into this agreement to support its operations at St. Eustatius whereby Valero L.P. purchases bunker fuel for resale to its customers.

        Valero L.P. does not have any long-term contractual obligations related to its investment in joint ventures, other than the requirement to operate the joint ventures on behalf of the members and to fund its 50% share of capital expenditures as they arise.

  Other Contingencies

        Valero L.P. is subject to certain loss contingencies, the outcome of which could have an effect on Valero L.P.'s cash flow. Specifically, Valero L.P. may be required to make substantial payments to the U.S. Department of Justice for certain remediation costs. Please read "Business of Valero L.P.—Legal Proceedings and Other Contingencies—Grace Energy Corporation Matter."

Related Party Transactions

        Valero Energy has entered into a number of operating agreements with Valero L.P., which govern the required services provided to and received from Valero Energy. Most of the operating agreements include adjustment provisions, which allow Valero L.P. to increase the handling, storage and throughput fees it charges to Valero Energy based on a consumer price index. In addition, the pipeline tariffs charged by Valero L.P. are reviewed annually and adjusted based on an inflation index and may also be adjusted to take into consideration additional costs incurred to provide the transportation services.

        The following table summarizes information pertaining to Valero L.P.'s transactions with Valero Energy (in thousands):

	Year Ended December 31,			Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2005(a)	2005	2006	2005	2006
Revenues	$178,605	$217,608	$234,485	$63,999	$69,173	$176,694	$194,262
Operating expenses	24,196	31,960	60,921	22,246	24,749	38,907	68,559
General and administrative expenses	6,110	10,539	19,356	6,908	7,963	12,708	20,767

(a)
The amounts reflected in the table include revenues and operating expenses of $1,867 and $1,850, respectively, which are included in income from discontinued operations in the consolidated statement of income.

        Valero L.P. has related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, which we believe are comparable to the fees charged to third parties for similar services. In addition, Valero L.P. reimburses Valero Energy for the actual costs of Valero Energy employees working solely on its behalf and for charges incurred on its behalf. Valero L.P. believes that the terms and conditions of the existing pipelines, terminals and storage tank agreements with Valero Energy, described below, substantially represent current market conditions. Valero L.P. currently intends to negotiate with Valero Energy at the conclusion of these agreements and replace such agreements with contractual terms that represent current market conditions at that time. However, Valero Energy is not obligated to negotiate these agreements and Valero L.P. may be unable to renegotiate these agreements on favorable terms. Valero L.P. cannot determine the overall effect of these new provisions as they will directly depend on market conditions that exist at the time the agreements expire.

        The following is a summary of the significant terms of the individual agreements.

  Services Agreement

        Valero L.P. does not have any employees. Under the Services Agreement, the costs related to employees of Valero Energy who perform services directly on Valero L.P.'s behalf (direct services), including salary, wages and employee benefits are charged by Valero Energy to Valero L.P. Effective July 1, 2005, the Services Agreement (the 2005 Services Agreement) was amended to account for

Valero L.P.'s significant growth following the closing of the Kaneb acquisition. The 2005 Services Agreement provided that the annual service fee would be $13.8 million for the first year from July 1, 2005 to June 30, 2006. In addition, Valero L.P. agreed to perform certain services for Valero Energy, including control room services, terminal operations oversight, mapping support and integrity management program planning in exchange for an annual fee. For the year ended December 31, 2005, Valero Energy charged Valero L.P. $6.6 million for these administrative services.

        For the three and nine months ended September 30, 2005, Valero Energy charged Valero L.P. $0.3 million and $1.3 million, respectively, for administrative services. Effective January 1, 2006, pursuant to the new services agreement (the 2006 Services Agreement), Valero GP, LLC began directly performing many of the services previously provided by Valero Energy under the 2005 Services Agreement, primarily consisting of legal, corporate development and health, safety and environmental functions. As a result, the employees performing these services became employees of Valero GP, LLC, and their costs are now directly charged to Valero L.P. Accordingly, the annual fee charged by Valero Energy to Valero L.P. for administrative services was reduced to approximately $1.9 million per year. This annual fee will increase to approximately $2.9 million and $3.4 million in 2007 and 2008, respectively. The annual fee will remain at approximately $3.4 million through the term of the agreement. In addition, each annual fee will be subject to adjustments to account for Valero Energy's annual salary increase. Subject to approval by Valero L.P.'s Conflicts Committee, the amounts may also be adjusted for changed service levels.

        The term of the 2006 Services Agreement will expire on December 31, 2010 with automatic two-year renewal options unless terminated by either party at least six months prior to the renewal period. Valero L.P. may cancel or reduce the level of services that Valero Energy provides Valero L.P. on 60 days' prior written notice. The 2006 Services Agreement will terminate upon a change of control, which occurs when Valero Energy ceases to hold a majority ownership interest in us, and a party, other than Valero Energy, acquires more than 20% of either us or Valero L.P. Valero GP, LLC's conflicts committee has approved the terms of the new Services Agreement.

        A portion of Valero L.P.'s general and administrative costs is passed on to third parties, which jointly own certain pipelines and terminals with Valero L.P. The net amount of Valero L.P.'s general and administrative costs allocated to partners of jointly owned pipelines totaled $0.5 million, $0.7 million and $0.6 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $0.4 million for each of the nine months ended September 30, 2005 and 2006.

  Amended and Restated Omnibus Agreement

        Under the Amended and Restated Omnibus Agreement, Valero Energy has agreed to indemnify Valero L.P. for environmental liabilities related to the assets transferred to Valero L.P. in connection with Valero L.P.'s initial public offering, provided that such liabilities arose prior to and are discovered within ten years after that date (excluding liabilities resulting from a change in law after April 16, 2001).

  Non-Compete Agreement

        Valero GP Holdings entered into a Non-Compete Agreement with Valero L.P. on July 19, 2006. Under the Non-Compete Agreement, Valero GP Holdings has a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither Valero GP Holdings nor Valero L.P. are prohibited from engaging in any business, even if Valero GP Holdings and Valero L.P. would have a conflict of interest with respect to such other business opportunity.

  Administration Agreement

        On July 19, 2006, in connection with Valero GP Holdings' initial public offering, Valero GP, LLC entered into an administration agreement with Valero GP Holdings (the Administration Agreement). The Administration Agreement provides, among other things, that all of Valero GP Holdings' employees will be employees of Valero GP, LLC. Valero GP, LLC will provide all executive management, accounting, legal, cash management, corporate finance and other administrative services to Valero GP Holdings. Under the Administration Agreement, Valero GP Holdings will pay Valero GP, LLC $0.5 million annually. This fee will be increased annually to reflect Valero GP, LLC's annual merit increases. Valero GP Holdings will also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing services to Valero GP Holdings pursuant to the Administration Agreement. The Administration Agreement will terminate on December 31, 2011, with automatic two-year renewals unless terminated by either party on six months' written notice. Valero GP Holdings may cancel or reduce the services provided by Valero GP, LLC under the Administration Agreement on 60 days' written notice. The Administration Agreement will terminate upon a change of control of either Valero GP Holdings or Valero GP, LLC.

  Amended and Restated 2000 Long-Term Incentive Plan

        Effective October 1, 2006, the Valero GP, LLC 2000 Long-Term Incentive Plan was amended as follows:

  •
  increase the number of units authorized for issuance under the Plan from 250,000 units to 1,500,000 units;

  •
  permit the "cashless-broker" exercise of options;

  •
  provide that if an award under the Plan expires, is cancelled, exercised, paid or otherwise terminates without the delivery of units then the units covered by such award, to the extent of such expiration, cancellation, exercise, payment or termination, shall again be units with respect to which awards under the Plan may be granted;

  •
  amend the Plan to meet the requirements of, and facilitate compliance with, Section 409A of the Internal Revenue Code; and

  •
  amend the definition of "Change of Control" to reflect that as a result of its recently completed initial public offering, Valero GP Holdings is now the 100% owner of the general partner of Valero L.P.

  Pipelines and Terminals Usage Agreement—McKee, Three Rivers and Ardmore

        Under the terms of the Pipeline and Terminals Usage Agreement dated April 16, 2001, Valero L.P. provides transportation services that support Valero Energy's refining and marketing operations relating to the McKee, Three Rivers and Ardmore refineries. Pursuant to the agreement, Valero Energy has agreed through April 2008:

  •
  to transport in Valero L.P.'s crude oil pipelines at least 75% of the aggregate volumes of crude oil shipped to the McKee, Three Rivers and Ardmore refineries;

  •
  to transport in Valero L.P.'s refined product pipelines at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers and Ardmore refineries; and

  •
  to use Valero L.P.'s refined product terminals for terminalling services for at least 50% of all refined products shipped from the McKee, Three Rivers and Ardmore refineries.

        If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use Valero L.P.'s pipelines and terminals that service the McKee, Three Rivers and Ardmore refineries at the required levels, Valero Energy's obligation to Valero L.P. will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. The concepts of a material change in market conditions and material adverse effect on Valero Energy are not defined in the Pipelines and Terminals Usage Agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Valero Energy include the cost of transporting crude oil or refined products by Valero L.P.'s pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Valero Energy to shift large volumes of refined products from markets served by Valero L.P.'s pipelines to pipelines owned by Valero Energy or third parties. Valero Energy may suspend obligations by presenting a certificate from its chief financial officer that there has been a material change in market conditions having a material adverse effect on Valero Energy. This agreement does not limit the duration of any such suspension. If Valero L.P. disagrees with Valero Energy, Valero L.P. has the right to refer the matter to an independent accounting firm for resolution.

        In the event Valero Energy does not transport in Valero L.P.'s pipelines or use Valero L.P.'s terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Valero Energy exceeded its obligations under the Pipelines and Terminals Usage Agreement. Additionally, Valero Energy has contractually agreed not to challenge, or cause others to challenge, Valero L.P.'s interstate or intrastate tariffs for the transportation of crude oil and refined products until at least April 2008.

  Crude Oil Storage Tank Agreements

        In conjunction with the acquisition of the Crude Oil Storage Tanks in March 2003, Valero L.P. entered into the following agreements with Valero Energy:

  •
  Handling and Throughput Agreement, dated March 2003, pursuant to which Valero Energy agreed to pay Valero L.P. a fee for 100% of crude oil and certain other feedstocks delivered to each of the Corpus Christi West refinery, the Texas City refinery and the Benicia refinery and to use Valero L.P.'s logistic assets for handling all deliveries to these refineries. The throughput fees are adjustable annually, generally based on 75% of the regional consumer price index applicable to the location of each refinery. The initial term of the handling and throughput agreement is ten years, which may be extended by Valero Energy for up to an additional five years.

  •
  Services and Secondment Agreements, dated March 2003, pursuant to which Valero Energy agreed to provide personnel to Valero L.P. who perform operating and routine maintenance services related to the crude oil storage tank operations. The annual reimbursement for those services is an aggregate $3.5 million. The initial term of the services and secondment agreements is ten years which Valero L.P. has the option to extend for an additional five years. In addition to the fees Valero L.P. has agreed to pay Valero Energy under the services and secondment agreements, Valero L.P. is responsible for operating expenses and specified capital expenditures related to the tank assets that are not addressed in the services and secondment agreements. These operating expenses and capital expenditures include tank safety inspections, maintenance and repairs, certain environmental expenses, insurance premiums and ad valorem taxes.

  •
  Lease and Access Agreements, dated March 2003, pursuant to which Valero Energy leases to Valero L.P. the land on which the crude oil storage tanks are located for an aggregate amount of $0.7 million per year. The initial term of each lease is 25 years, subject to automatic renewal for successive one-year periods thereafter. Valero L.P. may terminate any of these leases upon 30 days notice after the initial term or at the end of a renewal period. In addition, Valero L.P. may terminate any of these leases upon 180 days notice prior to the expiration of the current term if Valero L.P. ceases to operate the crude oil storage tanks or cease business operations.

  South Texas Pipelines and Terminals Agreements

        In conjunction with the acquisition of the South Texas Pipelines and Terminals in March 2003, Valero L.P. entered into the following agreements with Valero Energy:

  •
  Terminalling Agreement, dated March 2003, pursuant to which Valero Energy agreed, during the initial period of five years, to pay a terminalling fee for each barrel of refined product stored or handled by or on behalf of Valero Energy at the terminals, including an additive fee for gasoline additive blended at the terminals. At the Houston Hobby Airport terminal, Valero Energy agreed to pay a filtering fee for each barrel of jet fuel stored or handled at the terminal.

  •
  Throughput Commitment Agreement, dated March 2003, pursuant to which Valero Energy agreed, for an initial period of seven years:

  •
  to transport in the Houston and Valley pipeline systems an aggregate of 40% of the Corpus Christi refineries' gasoline and distillate production but only if the combined throughput in these pipelines is less than 110,000 barrels per day;

  •
  to transport in the Pettus to San Antonio refined product pipeline 25% of the Three Rivers refinery gasoline and distillate production and in the Pettus to Corpus Christi refined product pipeline 90% of the Three Rivers refinery raffinate production;

  •
  to use the Houston asphalt terminal for an aggregate of 7% of the asphalt production of the Corpus Christi refineries;

  •
  to use the Edinburg refined product terminal for an aggregate of 7% of the gasoline and distillate production of the Corpus Christi refineries, but only if the throughput at this terminal is less than 20,000 barrels per day; and

  •
  to use the San Antonio East terminal for 75% of the throughput in the Pettus to San Antonio refined product pipeline.

        In the event Valero Energy does not transport in Valero L.P.'s pipelines or use Valero L.P.'s terminals to handle the minimum volume requirements and if Valero Energy's obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. Valero Energy's obligation to transport 90% of the Three Rivers refinery raffinate production in the Pettus to Corpus Christi refined product pipeline was suspended in the fourth quarter of 2005 due to the temporary idling of the pipeline in the fourth quarter of 2005.

  St. James Terminal Agreement

        On September 20, 2006, Valero Logistics Operations and VMSC executed a terminal services agreement with respect to the terminalling facility at St. James, Louisiana. Pursuant to the St. James Terminal Agreement, Valero Logistics Operations will provide crude oil storage and blending services to VMSC for a minimum throughput fee of $1.175 million per month, plus $0.08 per barrel throughput in excess of 4 million barrels per month and $0.03 per barrel blended. The St. James Terminal Agreement has an initial term of five years, with an option to extend for an additional five years, provided that VMSC provides notice of its intent to extend the term at least one year prior to the expiration of the initial term.

  Hydrogen Tolling Agreement

        Valero L.P. is a party to a hydrogen tolling agreement, which provides that Valero Energy will pay Valero L.P. minimum annual revenues of $1.4 million for transporting crude hydrogen from the BOC Group's chemical facility in Clear Lake, Texas to Valero Energy's Texas City refinery.

  Pittsburg Asphalt Terminal Throughput Agreement

        Valero L.P. is a party to a terminal storage and throughput agreement related to the Pittsburg asphalt terminal, which provides that Valero Energy will pay Valero L.P. a monthly lease fee of $0.2 million, a minimum annual throughput fee of $0.4 million and will reimburse Valero L.P. for utility costs.

  Royal Trading Throughput Agreement

        In conjunction with the Royal Trading acquisition, Valero L.P. entered into a five-year terminal storage and throughput agreement with Valero Energy. The agreement provides a base throughput and blending fee schedule with volume incentive discounts once certain thresholds are met. In addition, Valero Energy has agreed to utilize the acquired terminals for a minimum of 18.5% of the combined McKee and Ardmore refineries' asphalt production.

  Corpus Christi North Beach Storage Facility Lease

        Valero L.P. entered into a one-year shell barrel capacity lease agreement with Valero Energy on January 1, 2004 for the 1.6 million barrels of capacity at Valero L.P.'s Corpus Christi North Beach storage facility. This lease automatically renews for additional one-year terms unless either party terminates it with a 90-day written notice. The use of this storage facility was previously included as part of the crude oil pipeline tariff for Valero L.P.'s Corpus Christi to Three Rivers crude oil pipeline.

  Other Agreements

        Valero L.P. has other minor storage and throughput contracts with Valero Energy resulting from the Kaneb acquisition.

  Equity Ownership

        As of November 7, 2006, Valero GP Holdings owned 10,220,870 of Valero L.P.'s outstanding common units. In January 2006, in anticipation of its initial public offering, Valero GP Holdings transferred all of its units to one of its wholly owned subsidiaries. As a result, Valero GP Holdings indirectly owns a 21.4% limited partner interest in Valero L.P. and the 2% general partner interest held by Riverwalk Logistics.

Environmental, Health and Safety

        Valero L.P. is subject to extensive federal, state and local environmental and safety laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures, pipeline integrity and operator qualifications, among others. Because environmental and safety laws and regulations are becoming more complex and stringent and new environmental and safety laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental, health and safety matters is expected to increase.

        The balance of and changes in Valero L.P.'s accruals for environmental matters as of and for the years ended December 31, 2003, 2004 and 2005 are included in Valero L.P.'s Notes to Consolidated Financial Statements. Valero L.P. believes that it has adequately accrued for its environmental exposures.

Critical Accounting Policies

        The preparation of financial statements in accordance with United States generally accepted accounting principles requires management to select accounting policies and to make estimates and assumptions related thereto that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The accounting policies below are considered critical due to judgments made by Valero L.P.'s management and the sensitivity of these estimates to deviations of actual results from management's assumptions. The critical accounting policies should be read in conjunction with Valero L.P.'s Notes to Consolidated Financial Statements, which summarizes Valero L.P.'s significant accounting policies.

  Depreciation

        Valero L.P. calculates depreciation expense using the straight-line method over the estimated useful lives of its property and equipment. Because of the expected long useful lives of the property and equipment, Valero L.P. depreciates its property and equipment over periods ranging from 15 years to 40 years. Changes in the estimated useful lives of the property and equipment could have a material adverse effect on Valero L.P.'s results of operations.

  Impairment of Long-Lived Assets and Goodwill

        Valero L.P. tests long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Goodwill must be tested for impairment annually or more frequently if events or changes in circumstances indicate that the related asset might be impaired. An impairment loss should be recognized only if the carrying amount of the asset/goodwill is not recoverable and exceeds its fair value.

        In order to test for recoverability, Valero L.P.'s management must make estimates of projected cash flows related to the asset which include, but are not limited to, assumptions about the use or disposition of the asset, estimated remaining life of the asset, and future expenditures necessary to maintain the asset's existing service potential. In order to determine fair value, Valero L.P.'s management must make certain estimates and assumptions including, among other things, an assessment of market conditions, projected cash flows, investment rates, interest/equity rates and growth rates, that could significantly impact the fair value of the long-lived asset or goodwill. Due to the subjectivity of the assumptions used to test for recoverability and to determine fair value, significant impairment charges could result in the future, thus affecting Valero L.P.'s future reported net income.

  Asset Retirement Obligations

        Valero L.P. adopted FASB Interpretation No. 47. "Accounting for Conditional Asset Retirement Obligations" (FIN 47) for the year ended December 31, 2005. FIN 47 clarifies the term "conditional asset retirement obligation" as used in FASB statement No. 143, "Accounting for Asset Retirement Obligations." Valero L.P. records a liability for asset retirement obligations, including conditional asset retirement obligations, in the period the obligation is incurred if Valero L.P. can make a reasonable estimate of the fair value of the obligation. In order to determine the fair value of an asset retirement obligation, Valero L.P. must make assumptions as to the date the obligation will be settled, the amount and timing of cash flows required to settle the obligation and an appropriate discount rate.

        Valero L.P. has asset retirement obligations with respect to certain of its assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is Valero L.P.'s practice and current intent to maintain its assets and continue making improvements to those assets based on technological advances. As a result, Valero L.P. believes that its assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which it would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, Valero L.P. estimates the cost of performing the retirement activities and records a liability for the fair value of that cost using established present value techniques.

        Valero L.P. also has legal obligations in the form of leases and right of way agreements, which require Valero L.P. to remove certain of its assets upon termination of the agreement. However, these lease or right of way agreements generally contain automatic renewal provisions that extend Valero L.P.'s rights indefinitely or it has other legal means available to extend its rights. As a result, Valero L.P. has not recorded a liability for asset retirement obligations as the timing of settlement cannot be reasonably determined.

  Environmental Reserve

        Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are based on estimates of probable undiscounted future costs over the time period that restoration, remediation or cleanup activities are expected to occur, not to exceed 20 years. Estimated costs assume the use of currently available technology and the application of current regulations, as well as Valero L.P.'s own internal environmental policies. Valero L.P.'s environmental liabilities have not been reduced by possible recoveries from third parties. Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods. Valero L.P. believes that it has adequately accrued for its environmental exposures.

  Contingencies

        Valero L.P. accrues for costs relating to litigation, claims and other contingent matters, including tax contingencies, when such liabilities become probable and reasonably estimable. Such estimates may be based on advice from third parties or on management's judgment, as appropriate. Actual amounts paid may differ from amounts estimated, and such differences will be charged to income in the period when final determination is made.

Quantitative and Qualitative Disclosures about Market Risk

        The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which Valero L.P. is exposed is interest rate risk on its debt. Additionally, Valero L.P. is exposed to exchange rate fluctuations on transactions related to its foreign operations.

        Valero L.P. manages its debt considering various financing alternatives available in the market and it manages its exposure to changing interest rates principally through the use of a combination of fixed-rate debt and variable-rate debt. In addition, Valero L.P. utilizes interest rate swap agreements to manage a portion of the exposure to changing interest rates by converting certain fixed-rate debt to variable-rate debt. Borrowings under the Revolving Credit Agreement expose Valero L.P. to increases in the benchmark interest rate underlying its variable rate revolving credit agreement.

        The following table (in thousands, except interest rates) provides information about Valero L.P.'s long-term debt and interest rate derivative instruments, all of which are sensitive to changes in interest rates. For long-term debt, principal cash flows and related weighted-average interest rates by expected maturity dates are presented. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected (contractual) maturity dates. Weighted-average variable rates are based on implied forward interest rates in the yield curve at the reporting date.

	December 31, 2004
	Expected Maturity Dates
	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Long-term Debt:
Fixed rate	$990	$566	$611	$660	$713	$355,652	$359,192	$389,933
Average interest rate	8.0%	8.0%	8.0%	8.0%	8.0%	6.3%	6.3%
Variable rate	$—	$28,000	$—	$—	$—	$—	$28,000	$28,000
Average interest rate	—	3.4%	—		—	—	3.4%
Interest Rate Swaps Fixed to Variable:
Notional amount	$—	$—	$—	$—	$—	$167,500	$167,500	$(1,217)
Average pay rate	5.1%	5.7%	6.0%	6.2%	6.6%	7.0%	6.4%
Average receive rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
	December 31, 2005
	Expected Maturity Dates
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Long-term Debt:
Fixed rate	$1,046	$611	$660	$713	$36,901	$854,881	$894,812	$954,039
Average interest rate	8.0%	8.0%	8.0%	8.0%	6.7%	6.6%	6.6%
Variable rate	$—	$—	$—	$—	$229,000	$—	$229,000	$229,000
Average interest rate	—	—	—		5.2%	—	5.2%
Interest Rate Swaps Fixed to Variable:
Notional amount	$—	$—	$—	$—	$—	$167,500	$167,500	$(4,002)
Average pay rate	6.6%	6.6%	6.6%	6.6%	6.7%	6.6%	6.6%
Average receive rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%
	September 30, 2006
	Expected Maturity Dates
	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Long-term Debt:
Fixed rate	$566	$611	$660	$713	$770	$894,202	$897,522	$936,290
Average interest rate	8.0%	8.0%	8.0%	8.0%	8.0%	6.6%	6.6%
Variable rate	$—	$—	$—	$—	$—	$240,000	$240,000	$240,000
Average interest rate	$—	$—	$—	$—	$—	6.0%	6.0%
Interest Rate Swaps Fixed to Variable:
Notional amount	$—	$—	$—	$—	$—	$167,500	$167,500	$(4,981)
Average pay rate	7.0%	6.8%	6.6%	6.7%	6.8%	6.8%	6.8%
Average receive rate	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%	6.3%

BUSINESS OF VALERO GP HOLDINGS, LLC

General

        Our only cash generating assets are our indirect ownership interests in Valero L.P., a publicly traded Delaware limited partnership. Valero L.P., through its subsidiaries, operates independent terminals and petroleum liquids pipeline systems in the United States and also operates terminals in the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. Our aggregate ownership interests in Valero L.P. consist of the following:

  •
  the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

  •
  100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

  •
  10,220,870 common units of Valero L.P., representing a 21.4% limited partner interest in Valero L.P.

        Subsidiaries of Valero Energy currently own approximately 59% of our outstanding units. After the private sale by a subsidiary of Valero Energy to Mr. Greehey of 4,700,000 unregistered units and this offering, a subsidiary of Valero Energy will own approximately 6%, and Mr. Greehey will own approximately 12%, respectively, of our outstanding units. If the underwriters exercise their option to purchase additional units in full then the ownership interest in us held by a subsidiary of Valero Energy will be reduced to zero.

        Our primary objective is to increase per unit distributions to our unitholders by actively supporting Valero L.P. in executing its business strategy, which includes continued growth through expansion projects and strategic acquisitions. We may facilitate Valero L.P.'s growth through the use of our capital resources, which could involve capital contributions, loans or other forms of financial support.

        Valero L.P. is required by its partnership agreement to distribute all of its available cash at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of Valero L.P.'s business or to provide funds for future distributions. Similarly, we are required by our limited liability company agreement to distribute all of our available cash at the end of each quarter, less reserves established by our board of directors. However, unlike Valero L.P., we do not have a general partner or incentive distribution rights. Therefore, all of our distributions are made on our units, which are the only class of security outstanding.

Recent Events

  Distribution Increase

        On November 17, 2006 we paid, to our unitholders of record on November 7, 2006, a prorated distribution of $0.2574 per unit for the period from the closing of our initial public offering on July 19, 2006 to and including September 30, 2006. This distribution is based on our quarterly distribution of $0.32 per unit, which represents a $0.02 increase over the expected quarterly distribution at the time of our initial public offering. Valero L.P.'s per unit cash distribution also increased from $0.885 in the second quarter of 2006 to $0.915 in the third quarter of 2006, which resulted in Valero L.P.'s increasing its total cash distributions to its partners, including us.

  July 2006 Initial Public Offering

        On July 19, 2006, the closing of our initial public offering, wholly owned subsidiaries of Valero Energy sold 17,250,000 of our units. The proceeds, net of underwriting discounts, received by the selling unitholders were approximately $357.7 million. We did not receive any proceeds from the sale of the units in our initial public offering.

  Administration Agreement

        Also on July 19, 2006, we entered into an Administration Agreement with Valero GP, LLC. Pursuant to the Administration Agreement:

  •
  Valero GP, LLC provides all employees for us; and

  •
  Valero GP, LLC provides us with all executive management, accounting, legal, cash management, corporate finance and other administrative services.

        Under the terms of the Administration Agreement, we pay annual charges of $500,000. This amount increases annually to reflect Valero GP, LLC's annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to us or Valero GP, LLC's actual payroll cost, are subject to the approval of Valero GP, LLC's conflicts committee. We also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing us services pursuant to the Administration Agreement.

        The initial term of the Administration Agreement will terminate on December 31, 2011, with automatic two year renewals unless terminated by either party on six months' written notice. We may cancel or reduce the services received under this agreement on 60 days' written notice. The Administration Agreement will terminate on the change of control of either us or Valero GP, LLC. For a more detailed description of this agreement, please read "Certain Relationships and Related Transactions—Related Party Transactions."

  Non-Compete Agreement

        On July 19, 2006, we entered into a Non-Compete Agreement with Valero L.P. Under the Non-Compete Agreement, we have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity.

Employees

        We have no employees. Our wholly owned subsidiary, Valero GP, LLC, pursuant to the Administration Agreement, provides administrative services to us. As of September 30, 2006, Valero GP, LLC had 1,276 employees. We believe that our relationship with these employees is satisfactory.

        For a discussion of the employee benefit plans of Valero GP, LLC, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Valero GP Holdings, LLC—Liquidity and Capital Resources—Employee Benefits."

Environmental and Safety Regulation

        Our only cash generating assets are our indirect ownership interests in Valero L.P. We have no independent operations. Please read "Business of Valero L.P.—Environmental and Safety Regulation."

Title to Properties

        Our only cash generating assets are our indirect ownership interests in Valero L.P. We have no independent operations. Please read "Business of Valero L.P.—Title to Properties."

Legal Proceedings

        Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceedings. In addition, we are not aware of any legal or governmental proceedings against us. Please read "Business of Valero L.P.—Legal Proceedings and Other Contingencies."

BUSINESS OF VALERO L.P.

General

        Valero L.P. is a Delaware limited partnership formed in 1999 that completed its initial public offering of common units on April 16, 2001. Valero L.P.'s common units are traded on the NYSE under the symbol "VLI." Valero L.P.'s principal executive offices are located at One Valero Way, San Antonio, Texas 78249 and its telephone number is (210) 345-2000.

        Valero L.P.'s operations are managed by Valero GP, LLC. Valero GP, LLC is the general partner of Riverwalk Logistics, L.P., Valero L.P.'s general partner. Valero GP, LLC is an indirect wholly owned subsidiary of Valero Energy.

        Valero L.P. conducts its operations through its wholly owned subsidiaries, primarily Valero Logistics Operations and KPOP. Valero L.P. has four business segments: refined product terminals, refined product pipelines, crude oil pipelines, and crude oil storage tanks. As of September 30, 2006, Valero L.P.'s assets included:

  •
  67 refined product terminal facilities providing approximately 58.0 million barrels of storage capacity;

  •
  8,449 miles of refined product pipelines, including 2,000 miles of anhydrous ammonia pipelines, with 21 associated terminals providing storage capacity of 4.8 million barrels;

  •
  854 miles of crude oil pipelines with 11 associated storage tanks providing storage capacity of 1.7 million barrels; and

  •
  60 crude oil storage tanks providing storage capacity of 12.5 million barrels.

        Valero L.P. generates revenues by:

  •
  charging tariffs for transporting crude oil, refined products and ammonia through its pipelines;

  •
  charging fees for the use of its terminals and crude oil storage tanks and related ancillary services; and

  •
  selling bunker fuel, the fuel consumed by marine vessels.

        Valero L.P.'s business strategy is to increase per unit cash distributions to its partners through:

  •
  continuous improvement of its operations, by improving safety and environmental stewardship, cost controls and asset reliability and integrity;

  •
  external growth from acquisitions that meet its financial and strategic criteria; and

  •
  internal growth through enhancing the utilization of its existing assets by expanding its business with current and new customers as well as investing in strategic expansion projects. Currently, Valero L.P. has identified over $250 million of potential terminal expansion opportunities primarily on the East, West, and Gulf Coasts of the United States and at Valero L.P.'s facilities in St. Eustatius, Point Tupper, the United Kingdom and Amsterdam. Additionally, Valero L.P. has identified over $75 million of potential debottlenecking and pipeline extension projects on its ammonia pipeline and approximately $13 million of growth projects to increase its ethanol blending and biodiesel capabilities.

        Valero L.P.'s largest customer is Valero Energy, which accounted for 34% and 23% of Valero L.P.'s revenues for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Please read "Certain Relationships and Related Transactions—Valero L.P.'s Relationship with Valero Energy."

        On July 1, 2005, Valero L.P. completed its acquisition of KSL and KPP. Valero L.P. operates terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands, and the United Kingdom.

        Valero L.P. acquired all of KSL's outstanding equity securities for approximately $509.0 million in cash, which was primarily funded by borrowings under a $525.0 million term credit agreement. Additionally, Valero L.P. issued approximately 23.8 million of its common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP. Please read the disclosures regarding the Kaneb acquisition and Valero L.P.'s long-term debt in "Valero L.P. and Subsidiaries—Notes to Consolidated Financial Statements—Note 3. Acquisitions" and "Valero L.P. and Subsidiaries—Notes to Consolidated Financial Statements—Note 10. Long-Term Debt."

        In conjunction with the Kaneb acquisition, Valero L.P. agreed with the United States Federal Trade Commission to divest certain assets. These assets consisted of two California terminals handling refined products, blendstocks and crude oil, three East Coast refined product terminals, and a 550-mile refined product pipeline with four truck terminals and storage in the U.S. Rocky Mountains (collectively, the Held Separate Businesses). On September 30, 2005, Valero L.P. sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455.0 million. In a separate transaction that occurred simultaneously with the closing of the Kaneb acquisition, Valero L.P. sold all of its interest in KSL's commodity trading business to Valero Energy for approximately $26.8 million.

        On March 30, 2006, Valero L.P. sold its subsidiaries located in Australia and New Zealand, which own eight terminals with an aggregate storage capacity of 1.1 million barrels, for proceeds of $70.1 million.

        Valero L.P.'s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with (or furnished to) the SEC are available free of charge on Valero L.P.'s website at http://www.valerolp.com as soon as reasonably practicable after Valero L.P. files or furnishes such material. Valero L.P. also posts its corporate governance guidelines, code of business conduct and ethics, code of ethics for senior financial officers and the charter of the audit committee of Valero GP, LLC in the same website location. Information contained on this website however, is not incorporated by reference into, and does not constitute a part of, this prospectus. Valero L.P.'s governance documents are also available in print to any unitholder of record that makes a written request to Corporate Secretary, Valero L.P., P.O. Box 696000, San Antonio, Texas 78269.

        The term "throughput" as used in this document generally refers to the crude oil or refined product barrels or tons of ammonia, as applicable, that pass through each pipeline, terminal or storage tank.

Business Segments

        Valero L.P.'s four reportable business segments are refined product terminals, refined product pipelines, crude oil pipelines, and crude oil storage tanks. Detailed financial information about its segments is included in the Notes to Consolidated Financial Statements.

  Refined Product Terminals

        Valero L.P.'s terminal facilities provide storage and handling services on a fee basis for petroleum products, specialty chemicals and other liquids. In addition, its terminals located on the island of St. Eustatius, Netherlands Antilles and in Point Tupper, Nova Scotia sell bunker fuel, and provide ancillary services, such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services. As of September 30, 2006, Valero L.P. owned and operated:

  •
  57 terminals in the United States, with a total storage capacity of approximately 32.4 million barrels;

  •
  A terminal on the island of St. Eustatius, Netherlands Antilles with a tank capacity of 11.3 million barrels and a transshipment facility;

  •
  A terminal located in Point Tupper, Nova Scotia with a tank capacity of 7.6 million barrels and a transshipment facility;

  •
  Six terminals located in the United Kingdom and one terminal located in the Netherlands, having a total storage capacity of approximately 6.7 million barrels; and

  •
  A terminal located in Nuevo Laredo, Mexico.

Valero L.P.'s five largest terminal facilities are located on the island of St. Eustatius, Netherlands Antilles; in Point Tupper, Nova Scotia; in Piney Point, Maryland; in Linden, New Jersey (50% owned joint venture); and in Selby, California.

  Description of Largest Terminal Facilities

        St. Eustatius, Netherlands Antilles.    Valero L.P. owns and operates an 11.3 million barrel petroleum storage and terminalling facility located on the Netherlands Antilles island of St. Eustatius, which is located at a point of minimal deviation from major shipping routes. This facility is capable of handling a wide range of petroleum products, including crude oil and refined products, and it can accommodate large tankers for loading and discharging crude oil and other petroleum products. A two-berth jetty, a two-berth monopile with platform and buoy systems, a floating hose station, and an offshore single point mooring buoy with loading and unloading capabilities serve the terminal's customers' vessels. The St. Eustatius facility has a total of 51 tanks. The fuel oil and petroleum product facilities have in-tank and in-line blending capabilities, while the crude tanks have tank-to-tank blending capability as well as in-tank mixers. In addition to the storage and blending services at St. Eustatius, this facility has the flexibility to utilize certain storage capacity for both feedstock and refined products to support its atmospheric distillation unit. This unit is capable of processing up to 15,000 barrels per day of feedstock, ranging from condensates to heavy crude oil. Valero L.P. owns and operates all of the berthing facilities at the St. Eustatius terminal. Separate fees apply for the use of the berthing facilities as well as associated services, including pilotage, tug assistance, line handling, launch service, spill response services and other ship services.

        Point Tupper, Nova Scotia.    Valero L.P. owns and operates a 7.6 million barrel terminalling and storage facility located at Point Tupper on the Strait of Canso, near Port Hawkesbury, Nova Scotia, Canada, which is located approximately 700 miles from New York City, 850 miles from Philadelphia and 2,500 miles from Mongstad, Norway. This facility has access to the East Coast and Canada as well as the Midwestern United States via the St. Lawrence Seaway and the Great Lakes system. Through its jetty facilities in North America, the Point Tupper facility can accommodate substantially all fully laden very large crude carriers and ultra large crude carriers for loading and discharging crude oil, petroleum products, and petrochemicals. Crude oil and petroleum product movements at the terminal are fully automated. Separate fees apply for the use of the jetty facility as well as associated services, including pilotage, tug assistance, line handling, launch service, spill response services and other ship services. Valero L.P. also charters tugs, mooring launches, and other vessels to assist with the movement of vessels through the Strait of Canso and the safe berthing of vessels at the terminal facility.

        Piney Point, Maryland.    Valero L.P.'s terminal and storage facility in Piney Point, Maryland is located on approximately 400 acres on the Potomac River. The Piney Point terminal has approximately 5.4 million barrels of storage capacity in 28 tanks. This terminal competes with other large petroleum terminals in the East Coast water-borne market extending from New York Harbor to Norfolk, Virginia. The terminal currently stores petroleum products consisting primarily of fuel oils and asphalt. The terminal has a dock with a 36-foot draft for tankers and four berths for barges. It also has truck-

loading facilities, product-blending capabilities and is connected to a pipeline that supplies residual fuel oil to power generating stations.

        Linden, New Jersey.    Valero L.P. owns 50% of ST Linden Terminal LLC, which owns a terminal and storage facility in Linden, New Jersey. The terminal is located on a 44-acre facility that provides Valero L.P. with deep-water terminalling capabilities at New York Harbor. This terminal primarily stores petroleum products, including gasoline, jet fuel and fuel oils. The facility has a total capacity of approximately 3.8 million barrels in 22 tanks, can receive products via ship, barge and pipeline and delivers product by ship, barge, pipeline and truck. The terminal includes two docks and leases a third with draft limits of 35, 24 and 24 feet, respectively.

        Selby, California.    Valero L.P.'s terminal located in Selby, California has approximately 3.0 million barrels of tankage and is located in the San Francisco Bay area. The facility provides deep-water access for handling petroleum products and gasoline additives such as ethanol. The terminal offers pipeline connections to various refineries and pipelines. It receives and delivers product by vessel, barge, pipeline and truck-loading facilities. The terminal also has railroad tank car unloading capability.

        The following table outlines Valero L.P.'s terminal locations, capacities, tanks and primary products handled:

Facility	Tankage Capacity (Barrels)	No. of Tanks	Primary Products Handled
Major U.S. Terminals:
Piney Point, MD	5,404,000	28	Petroleum
Linden, NJ(a)	3,797,000	22	Petroleum
Selby, CA	3,042,000	23	Petroleum, ethanol
Jacksonville, FL	2,072,000	31	Petroleum
Texas City, TX	2,002,500	117	Chemicals, petrochemicals, petroleum
Other U.S. Terminals:
Montgomery, AL	162,000	7	Petroleum, jet fuel
Moundville, AL	310,000	6	Petroleum
Tucson, AZ(b)	85,000	4	Petroleum
Los Angeles, CA	606,000	19	Petroleum
Pittsburg, CA	361,000	10	Asphalt
Stockton, CA	692,000	31	Petroleum, ethanol, fertilizer
Colorado Springs, CO	320,000	7	Petroleum
Denver, CO	110,000	9	Petroleum
Bremen, GA	178,000	8	Petroleum
Brunswick, GA	310,000	3	Fertilizer, pulp liquor
Columbus, GA	171,000	20	Petroleum, chemicals, caustic
Macon, GA	307,000	10	Petroleum
Savannah, GA	910,000	23	Petroleum, caustic
Blue Island, IL	749,000	19	Petroleum, ethanol
Chillicothe, IL(a)	270,000	6	Petroleum
Peru, IL(c)	221,000	8	Fertilizer
Indianapolis, IN	412,000	18	Petroleum
Westwego, LA	852,000	53	Molasses, caustic, chemicals, lube oil, fertilizer
Andrews AFB Pipeline, MD	72,000	3	Petroleum
Baltimore, MD	837,000	49	Chemicals, asphalt
Salisbury, MD	177,000	14	Petroleum
Winona, NM	270,000	8	Fertilizer
Reno, NV	107,000	7	Petroleum

Linden, NJ	445,000	10	Petroleum
Paulsboro, NJ	69,000	9	Petroleum
Alamogordo, NM	120,000	5	Petroleum
Albuquerque, NM	245,000	10	Petroleum
Rosario, NM	160,000	8	Asphalt
Catoosa, OK	340,000	24	Asphalt
Drumright, OK(c)	315,000	4	Petroleum
Portland, OR	1,039,000	29	Petroleum, ethanol
Abernathy, TX	165,000	9	Petroleum
Almeda, TX(c)	105,000	4	Petroleum
Amarillo, TX	265,000	10	Petroleum
Corpus Christi, TX	357,000	11	Petroleum
Edinburg, TX	187,000	5	Petroleum
El Paso, TX(b)	343,000	12	Petroleum
Harlingen, TX	315,000	7	Petroleum
Houston, TX (Hobby Airport)	106,000	4	Petroleum
Houston, TX	90,000	6	Asphalt
Laredo, TX	320,000	7	Petroleum
Placedo, TX	97,000	4	Petroleum
San Antonio (east), TX	148,000	5	Petroleum
San Antonio (south), TX	215,000	5	Petroleum
Southlake, TX	285,000	5	Petroleum
Texas City, TX	146,000	12	Petroleum
Dumfries, VA	548,000	14	Petroleum, asphalt
Virginia Beach, VA	41,000	2	Petroleum
Tacoma, WA	364,000	14	Petroleum, ethanol
Vancouver, WA	198,000	13	Chemicals
Vancouver, WA	304,000	6	Petroleum
Milwaukee, WI	308,000	7	Petroleum, ethanol

Total U.S. Terminals	32,446,500	824

Foreign Terminals:
St. Eustatius, Netherlands Antilles	11,315,000	51	Petroleum, crude oil
Point Tupper, Canada	7,555,000	37	Petroleum, crude oil
Grays, England	1,945,000	53	Petroleum
Eastham, England	2,185,000	162	Chemicals, petroleum, animal fats
Runcorn, England	146,000	4	Molten sulfur
Grangemouth, Scotland	530,000	46	Petroleum, chemicals, molasses
Glasgow, Scotland	344,000	16	Petroleum
Belfast, Northern Ireland	407,000	41	Petroleum
Amsterdam, the Netherlands	1,129,000	40	Petroleum
Nuevo Laredo, Mexico	34,000	5	Petroleum

Total Foreign Terminals	25,590,000	455

(a)
Valero L.P. owns 50% of this terminal through a joint venture. On October 13, 2006, Valero L.P. sold its 50% ownership in the Chillicothe, Illinois terminal.

(b)
Valero L.P. owns a 66.67% undivided interest in the El Paso refined product terminal and a 50% undivided interest in the Tucson refined product terminal. The tankage capacity and number of tanks represent the proportionate share of capacity attributable to Valero L.P.'s ownership interest.

(c)
Terminal is temporarily idled. On October 13, 2006, Valero L.P. sold the Drumright, Oklahoma terminal to a third party.

  Terminal Operations

        Revenues for Valero L.P.'s refined product terminals segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time, and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals. Revenues for Valero L.P.'s refined product terminals segment also include the sale of bunker fuel at Point Tupper and St. Eustatius, for which Valero L.P. earns revenues based upon a price per barrel applied to the number of barrels delivered to Valero L.P.'s customer. Additionally, Valero L.P.'s terminal facilities earn revenues for ancillary services provided to customers, such as blending and filtering.

  Demand for Refined Petroleum Products

        The operations of Valero L.P.'s refined product terminals depend in large part on the level of demand for products stored in Valero L.P.'s terminals in the markets served by those assets. The majority of products stored in Valero L.P.'s terminals are refined petroleum products. Demand for Valero L.P.'s terminalling services will generally fluctuate as demand for refined petroleum products fluctuates. The factor that most affects demand for refined petroleum products is the general condition of the economy, with demand increasing in times when the economy is strong.

  Customers

        Valero L.P. provides terminalling services for crude oil and refined petroleum products to producers of crude oil, integrated oil companies, chemical companies, oil traders and refiners. The largest customer of its refined product terminals segment is Valero Energy, which accounted for $46.4 million, or 10.8% of the total revenues of the segment, for the year ended December 31, 2005. No other customer accounted for more than 10% of the revenues of the segment for these periods. Valero L.P.'s crude oil transshipment customers include an oil producer that leases and utilizes 5.0 million barrels of storage at St. Eustatius and a major international oil company which leases and utilizes 3.6 million barrels of storage at Point Tupper, both of which have long-term contracts with Valero L.P. In addition, two different international oil companies each lease and utilize 1.0 million barrels of clean products storage at St. Eustatius and Point Tupper, respectively. Also in Canada, a consortium consisting of major oil companies sends natural gas liquids via pipeline to certain processing facilities on land leased from Valero L.P. After processing, certain products are stored at the Point Tupper facility under a long-term contract. In addition, Valero L.P.'s blending capabilities have attracted customers who have leased capacity primarily for blending purposes and who have contributed to Valero L.P.'s bunker fuel and bulk product sales.

  Competition and Business Considerations

        Many major energy and chemical companies own extensive terminal storage facilities. Although such terminals often have the same capabilities as terminals owned by independent operators, they generally do not provide terminalling services to third parties. In many instances, major energy and chemical companies that own storage and terminalling facilities are also significant customers of independent terminal operators. Such companies typically have strong demand for terminals owned by independent operators when independent terminals have more cost effective locations near key transportation links, such as deep-water ports. Major energy and chemical companies also need independent terminal storage when their owned storage facilities are inadequate, either because of size constraints, the nature of the stored material or specialized handling requirements.

        Independent terminal owners generally compete on the basis of the location and versatility of terminals, service and price. A favorably located terminal will have access to various cost effective transportation modes both to and from the terminal. Transportation modes typically include waterways, railroads, roadways and pipelines. Terminals located near deep-water port facilities are referred to as "deep-water terminals" and terminals without such facilities are referred to as "inland terminals" although some inland facilities located on or near navigable rivers are served by barges.

        Terminal versatility is a function of the operator's ability to offer complex handling requirements for diverse products. The service function typically provided by the terminal includes, among other things, the safe storage of the product at specified temperature, moisture and other conditions, as well as receipt at and delivery from the terminal, all of which must be in compliance with applicable environmental regulations. A terminal operator's ability to obtain attractive pricing is often dependent on the quality, versatility and reputation of the facilities owned by the operator. Although many products require modest terminal modification, operators with versatile storage capabilities typically require less modification prior to usage, ultimately making the storage cost to the customer more attractive.

        The main competition at Valero L.P.'s St. Eustatius and Point Tupper locations for crude oil handling and storage is from "lightering," which is the process by which liquid cargo is transferred to smaller vessels, usually while at sea. The price differential between lightering and terminalling is primarily driven by the charter rates for vessels of various sizes. Lightering generally takes significantly longer than discharging at a terminal. Depending on charter rates, the longer charter period associated with lightering is generally offset by various costs associated with terminalling, including storage costs, dock charges and spill response fees. However, terminalling is generally safer and reduces the risk of environmental damage associated with lightering, provides more flexibility in the scheduling of deliveries and allows Valero L.P.'s customers to deliver their products to multiple locations. Lightering in U.S. territorial waters creates a risk of liability for owners and shippers of oil under the U.S. Oil Pollution Act of 1990 and other state and federal legislation. In Canada, similar liability exists under the Canadian Shipping Act. Terminalling also provides customers with the ability to access value-added terminal services.

        In the sale of bunker fuel, Valero L.P. competes with ports offering bunker fuels to which, or from which, each vessel travels or are along the route of travel of the vessel. Valero L.P. also competes with bunker fuel delivery locations around the world. In the Western Hemisphere, alternative bunker locations include ports on the U.S. East Coast and Gulf Coast and in Panama, Puerto Rico, the Bahamas, Aruba, Curaçao, and Halifax, Nova Scotia.

  Refined Product Pipelines

        Valero L.P.'s refined product pipelines operations consist primarily of the transportation of refined petroleum products as a common carrier in Texas, Oklahoma, Colorado, New Mexico, Kansas, Nebraska, Iowa, South Dakota, North Dakota and Minnesota covering approximately 6,449 miles. In addition, Valero L.P. owns a 2,000 mile anhydrous ammonia pipeline located in Louisiana, Arkansas, Missouri, Illinois, Indiana, Iowa and Nebraska. As of September 30, 2006, Valero L.P. operated:

  •
  25 refined product pipelines with an aggregate length of 3,894 miles, that connect Valero Energy's McKee, Three Rivers, Corpus Christi and Ardmore refineries to certain of Valero L.P.'s terminals, or to interconnections with third-party pipelines for further distribution, and a 25-mile crude hydrogen pipeline (collectively, the Central West System);

  •
  a 2,090-mile refined product pipeline originating in southern Kansas and terminating at Jamestown, North Dakota, with a western extension to North Platte, Nebraska and an eastern extension into Iowa (collectively, the East Pipeline);

  •
  a 440-mile refined product pipeline originating at Tesoro Corporation's Mandan, North Dakota refinery (the Tesoro Mandan refinery) and terminating in Minneapolis, Minnesota (the North Pipeline); and

  •
  a 2,000-mile anhydrous ammonia pipeline originating at the Louisiana delta area that travels through the midwestern United States and terminates in Nebraska and Indiana (the Ammonia Pipeline).

        Valero L.P. charges tariffs on a per barrel basis for transporting refined products in its refined product pipelines and on a per ton basis for transporting anhydrous ammonia in its ammonia pipeline.

  Description of Valero L.P.'s Pipelines

        Central West System.    The pipelines included in the Central West System were constructed to support the refineries to which they are connected. These pipelines are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these pipelines. For a description of these agreements, please read "Certain Relationships and Related Transactions—Valero L.P.'s Relationship with Valero Energy."

        The refined products transported in these pipelines include gasoline, distillates (including diesel and jet fuel), natural gas liquids (such as propane and butane), blendstocks and other products produced by Valero Energy's refineries. These pipelines connect certain of Valero Energy's refineries to key markets in Texas, New Mexico and Colorado. The following table lists information about the pipelines included in the Central West System and the Valero Energy refineries that they serve:

					Nine Months Ended September 30, 2006
Origin and Destination	Valero Energy Refinery	Length	Ownership	Capacity	Throughput	Capacity Utilization
		(Miles)		(Barrels/Day)	(Barrels/Day)
McKee to El Paso, TX	McKee	408	67%	40,000	35,387	88%
McKee to Colorado Springs, CO(a)	McKee	256	100%	38,000	13,277	85%
Colorado Springs, CO to Airport	McKee	2	100%	14,000	1,124	8%
Colorado Springs, to Denver, CO	McKee	101	100%	32,000	19,376	61%
McKee to Denver, CO	McKee	321	30%	9,870	8,391	85%
McKee to Amarillo, TX (6")(a)(b)	McKee	49	100%	51,000	31,454	70%
McKee to Amarillo, TX (8")(a)(b)	McKee	49	100%	N/A	N/A
Amarillo to Abernathy, TX(a)	McKee	102	67%	11,733	6,672	68%
Amarillo, TX to Albuquerque, NM	McKee	293	50%	17,150	9,583	56%
Abernathy to Lubbock, TX(a)	McKee	19	46%	8,029	1,334	17%
McKee to Skellytown, TX	McKee	53	100%	52,000	7,719	15%
Skellytown to Mont Belvieu, TX	McKee	572	50%	26,000	11,381	44%
McKee to Southlake, TX	McKee	375	100%	27,300	19,439	71%
Three Rivers to San Antonio, TX	Three Rivers	81	100%	33,600	32,583	97%
Three Rivers to US/Mexico International Border near Laredo, TX	Three Rivers	108	100%	32,000	22,744	71%
Corpus Christi to Three Rivers, TX	Corpus Christi	68	100%	32,000	6,975	22%
Three Rivers to Corpus Christi, TX	Three Rivers	72	100%	15,000	12,068	80%
Three Rivers to Pettus to San Antonio, TX	Three Rivers	103	100%	24,000	23,879	99%
Three Rivers to Pettus to Corpus Christi, TX	Three Rivers	95	100%	15,000	N/A	N/A
Ardmore to Wynnewood, OK(d)	Ardmore	31	100%	90,000	60,067	67%
El Paso, TX to Kinder Morgan	McKee	12	67%	40,000	27,624	69%
Corpus Christi to Pasadena, TX	Corpus Christi	208	100%	105,000	94,675	90%
Corpus Christi to Brownsville, TX	Corpus Christi	194	100%	27,100	40,223	148%
US/Mexico International border near Penitas, TX to Edinburg, TX	N/A	33	100%	24,000	1,142	5%
Other refined product pipeline(e)	N/A	289	50%	N/A

Total		3,894		764,782	487,117

(a)
This pipeline transports barrels relating to two tariff routes, one of which begins at this pipeline's origin and ends at this pipeline's destination and one of which is a longer tariff route with an origin or destination on another pipeline of Valero L.P.'s that connects to this pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline's origin and ending at this pipeline's destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipeline have been taken into account.

(b)
The throughput, capacity and capacity utilization information disclosed above for the McKee to Amarillo, Texas 6-inch pipeline reflects both McKee to Amarillo, Texas pipelines on a combined basis.

(c)
The refined product pipeline from Three Rivers to Pettus to Corpus Christi, Texas is temporarily idled. In the fourth quarter of 2005, an eight-mile portion of this pipeline was permanently idled. As a result, Valero L.P. recorded an impairment charge of $2.1 million for the year ended December 31, 2005 included in "interest and other expenses, net" in its consolidated statements of income.

(d)
Included in this segment are two refined product storage tanks with a total capacity of 180,000 barrels located in Wynnewood, Oklahoma. Refined products may be stored and batched prior to shipment into a third-party pipeline.

(e)
This category consists of the temporarily idled 6-inch Amarillo, Texas to Albuquerque, New Mexico refined product pipeline.

        East Pipeline.    The East Pipeline covers 2,090 miles and moves refined products from south to north in pipelines ranging in size from 6 inches to 16 inches. The East Pipeline system also includes 22 product tanks with total storage capacity of approximately 1.2 million barrels at its tank farm installations at McPherson and El Dorado, Kansas. The East Pipeline transports refined petroleum products to its terminals along the system and to receiving pipeline connections in Kansas. Shippers on the East Pipeline obtain refined petroleum products from refineries in southeast Kansas connected to the East Pipeline or through other pipelines directly connected to the pipeline system. The East Pipeline transported approximately 37.3 million barrels for the nine months ended September 30, 2006.

        North Pipeline.    The North Pipeline runs from west to east approximately 440 miles from its origin at the Tesoro Mandan refinery to the Minneapolis, Minnesota area. The North Pipeline crosses Valero L.P.'s East Pipeline near Jamestown, North Dakota where the two pipelines are connected. While the North Pipeline is currently supplied exclusively by the Tesoro Mandan refinery, it is capable of delivering or receiving products to or from the East Pipeline. The North Pipeline transported approximately 12.5 million barrels for the nine months ended September 30, 2006.

        The East and North Pipelines also include 21 truck-loading terminals through which refined petroleum products are delivered to storage tanks and then loaded into petroleum transport trucks. Revenues earned at these terminals relate solely to the volumes transported on the pipeline. In the case of the North Pipeline, separate fees are not charged for the use of these terminals. Instead, the terminalling fees are a portion of the transportation rate included in the pipeline tariff. In the case of the East Pipeline, separate fees are charged for the use of the terminals, but such fees are separately stated within the filed pipeline tariff. As a result, these terminals are included in this segment instead of the refined product terminals segment.

        The following table shows the number of tanks Valero L.P. owned at each of the 21 refined petroleum product terminals connected to the East or North Pipelines, the storage capacity and the pipeline to which each such terminal was connected.

Location of Terminals	Number of Tanks	Tank Capacity	Related Pipeline System
	(Barrels)
Iowa:
LeMars	8	103,000	East
Milford	11	172,000	East
Rock Rapids	9	357,000	East
Kansas:
Concordia	6	79,000	East
Hutchinson	7	161,000	East
Salina	10	96,000	East
Minnesota:
Moorhead	10	518,000	North
Sauk Centre	7	116,000	North
Roseville	10	479,000	North
Nebraska:
Columbus	9	190,000	East
Geneva	37	674,000	East
Norfolk	16	187,000	East
North Platte	23	247,000	East
Osceola	7	79,000	East
North Dakota:
Jamestown (North)	6	139,000	North
Jamestown (East)	13	188,000	East
South Dakota:
Aberdeen	12	181,000	East
Mitchell	6	63,000	East
Sioux Falls	12	381,000	East
Wolsey	21	148,000	East
Yankton	25	245,000	East

Totals	265	4,803,000

        Ammonia Pipeline.    The 2,000 mile pipeline originates in the Louisiana delta area where it has access to three marine terminals on the Mississippi River. It runs north through Louisiana and Arkansas into Missouri, where at Hermann, Missouri, one branch splits and goes east into Illinois and Indiana, while the other branch continues north into Iowa and then turns west into Nebraska. The Ammonia Pipeline is connected to 22 other third-party owned terminals, which include two industrial facility delivery locations. Product is supplied to the pipeline from plants in Louisiana and foreign-source product delivered through the marine terminals. Anhydrous ammonia is primarily used as agricultural fertilizer through direct application. It is also used as a component of various types of dry fertilizer, explosives and as a cleaning agent in power plant scrubbers. The Ammonia Pipeline transported approximately 8.5 million barrels (converted from tons) for the nine months ended September 30, 2006.

  Other Systems

        Valero L.P. also owns three single-use pipelines, located near Umatilla, Oregon; Rawlings, Wyoming and Pasco, Washington, each of which supplies diesel fuel to a railroad fueling facility.

  Pipeline Operations

        Revenues for the Central West System are based upon throughput volumes traveling through Valero L.P.'s system and the related tariffs.

        The revenues for the East Pipeline, North Pipeline, and Ammonia Pipeline are based upon volumes and the distance the product is shipped and the related tariffs.

        Pipelines are generally the lowest cost method for intermediate and long-haul overland transportation of refined petroleum products. In general, a shipper on one of Valero L.P.'s refined petroleum product pipelines delivers products to the pipeline from refineries or third party pipelines that connect to the pipelines. Each shipper transporting product on a pipeline is required to supply Valero L.P. with a notice of shipment indicating sources of products and destinations. All shipments are tested or receive refinery certifications to ensure compliance with Valero L.P.'s specifications. Petroleum shippers are generally invoiced by Valero L.P. immediately upon the product entering one of its pipelines.

        The Ammonia Pipeline receives product from anhydrous ammonia plants or from the marine terminals for imported product. Tariffs for transportation are charged to shippers based upon transportation from the origination point on the pipeline to the point of delivery.

        The pipelines in the Central West System, the East Pipeline, the North Pipeline and the Ammonia Pipeline are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA), and the Homeland Security Act. Additionally, the operations and integrity of the Pipelines are subject to the respective state jurisdictions along the route of the systems.

        Except for three single-use pipelines and certain ethanol facilities, all of Valero L.P.'s pipeline operations constitute common carrier operations and are subject to federal tariff regulation. Valero L.P. is authorized by the FERC to adopt market-based rates in approximately one-half of its markets on the East Pipeline system. Common carrier activities are those for which transportation through its pipelines is available at published tariffs filed, in the case of interstate petroleum product shipments, with the FERC or, in the case of intrastate petroleum product shipments in Colorado, Kansas, Louisiana, North Dakota, Oklahoma and Texas, with the relevant state authority, to any shipper of refined petroleum products who requests such services and satisfies the conditions and specifications for transportation. The Ammonia Pipeline is subject to federal regulation by the STB, rather than the FERC, and state regulation by the Louisiana Public Service Commission.

        Valero L.P. uses Supervisory Control and Data Acquisition remote supervisory control software programs to continuously monitor and control the pipelines. The system monitors quantities of products injected in and delivered through the pipelines and automatically signals the appropriate personnel upon deviations from normal operations that require attention.

  Demand for and Sources of Refined Products

        The operations of Valero L.P.'s Central West, East and North Pipelines depend in large part on the level of demand for refined products in the markets served by the pipelines and the ability and willingness of refiners and marketers having access to the pipelines to supply such demand by deliveries through the pipelines.

        Virtually all of the refined products delivered through the pipelines in the Central West System are gasoline and diesel fuel that originate at refineries owned by Valero Energy. Demand for these products fluctuates as prices for these products fluctuate. Prices fluctuate for a variety of reasons including the overall balance in supply and demand, which is affected by refinery utilization rates, among other factors. Prices for gasoline and diesel fuel tend to increase in the warm weather months as more people drive automobiles.

        The majority of the refined products delivered through the North Pipeline are delivered to the Minneapolis, Minnesota metropolitan area and consist primarily of gasoline and diesel fuel. Demand for those products fluctuates based on general economic conditions and with changes in the weather as more people tend to drive during the warmer months.

        Much of the refined products delivered through the East Pipeline and volumes on the North Pipeline that are not delivered to Minneapolis are ultimately used as fuel for railroads or in agricultural operations, including fuel for farm equipment, irrigation systems, trucks used for transporting crops and crop drying facilities. Demand for refined products for agricultural use, and the relative mix of products required, is affected by weather conditions in the markets served by the East and North Pipelines. The agricultural sector is also affected by government agricultural policies and crop prices. Although periods of drought suppress agricultural demand for some refined products, particularly those used for fueling farm equipment, the demand for fuel for irrigation systems often increases during such times. The mix of refined products delivered varies seasonally, with gasoline demand peaking in early summer, diesel fuel demand peaking in late summer and propane demand higher in the fall. In addition, weather conditions in the areas served by the East Pipeline affect the mix of the refined products delivered through the East Pipeline, although historically any overall impact on the total volumes shipped has not been significant.

        Valero L.P.'s refined product pipelines are also dependent upon adequate levels of production of refined products by refineries connected to the pipelines, directly or through connecting pipelines. The refineries are, in turn, dependent upon adequate supplies of suitable grades of crude oil. The pipelines in the Central West System are connected to refineries owned by Valero Energy and generally are subject to long-term throughput agreements with Valero Energy. Valero Energy's refineries connected directly to Valero L.P.'s pipelines obtain crude oil from a variety of foreign and domestic sources. The refineries connected directly to the East Pipeline obtain crude oil from producing fields located primarily in Kansas, Oklahoma and Texas, and, to a much lesser extent, from other domestic or foreign sources. In addition, refineries in Kansas, Oklahoma and Texas are also connected to the East Pipeline through other pipelines. These refineries obtain their supplies of crude oil from a variety of sources. The pipelines in Valero L.P.'s Central West System are dependent upon the refineries owned by Valero Energy to which they connect. If operations at one of these refineries were discontinued or reduced, it could be material to Valero L.P.'s operations, although it would endeavor to minimize the impact by seeking alternative customers for those pipelines. The North Pipeline is heavily dependent on the Tesoro Mandan refinery, which primarily operates on North Dakota crude oil although it has the ability to access other crude oils. If operations at the Tesoro Mandan refinery were interrupted, it could have a material adverse effect on Valero L.P.'s operations. Other than the refineries owned by Valero Energy to which Valero L.P.'s pipelines connect and the Tesoro Mandan refinery, if operations at any one refinery were discontinued, Valero L.P. believes (assuming unchanged demand for refined products in markets served by the refined product pipelines) that the effects thereof would be short-term in nature and its business would not be materially adversely affected over the long-term because such discontinued production could be replaced by other refineries or by other sources.

        Virtually all of the refined products transported through the pipelines in the Central West System are produced by refineries owned by Valero Energy. The majority of the refined products transported through the East Pipeline is produced at three refineries located at McPherson and El Dorado, Kansas and Ponca City, Oklahoma, which are operated by the National Cooperative Refining Association

(NCRA), Frontier Refining and ConocoPhillips Company, respectively. The NCRA and Frontier Oil Corporation refineries are connected directly to the East Pipeline. The McPherson, Kansas refinery operated by NCRA accounted for approximately 33.8% of the total amount of product shipped over the East Pipeline in 2005. The East Pipeline also has direct access by third party pipelines to four other refineries in Kansas, Oklahoma and Texas and to Gulf Coast supplies of products through connecting pipelines that receive products from pipelines originating on the Gulf Coast.

  Demand for and Sources of Anhydrous Ammonia

        The Ammonia Pipeline is one of two major anhydrous ammonia pipelines in the United States and the only one that has the capability of receiving foreign production directly into the system and transporting anhydrous ammonia into the nation's corn belt. This ability to receive either domestic or foreign anhydrous ammonia is a competitive advantage over the next largest ammonia system, which originates in Oklahoma and Texas, then extends into Iowa.

        Valero L.P.'s Ammonia Pipeline operations depend on overall nitrogen fertilizer use, management practice, the level of demand for direct application of anhydrous ammonia as a fertilizer for crop production (Direct Application), the weather, as Direct Application is not effective if the ground is too wet or too dry, and the price of natural gas, the primary component of anhydrous ammonia.

        Corn producers have several fertilizer alternatives such as liquid, dry or Direct Application. Liquid and dry fertilizers are both upgrades of anhydrous ammonia and therefore are generally more costly but are less sensitive to weather conditions during application. Direct Application is the cheapest method of fertilizer application.

  Customers

        The largest customer of Valero L.P.'s refined product pipeline segment was Valero Energy, which accounted for $89.7 million, or 57.9% of the total segment revenues, for the year ended December 31, 2005. In addition to Valero Energy, Valero L.P. had a total of approximately 57 shippers for the year ended December 31, 2005, including integrated oil companies, refining companies, farm cooperatives and a railroad. No other customer accounted for more than 10% of the total revenues of the segment for the year ended December 31, 2005.

  Competition and Business Considerations

        Because pipelines are generally the lowest cost method for intermediate and long-haul movement of refined petroleum products, Valero L.P.'s more significant competitors are common carrier and proprietary pipelines owned and operated by major integrated and large independent oil companies and other companies in the areas where Valero L.P. delivers products. Competition between common carrier pipelines is based primarily on transportation charges, quality of customer service and proximity to end users. Valero L.P. believes high capital costs, tariff regulation, environmental considerations and problems in acquiring rights-of-way make it unlikely that other competing pipeline systems comparable in size and scope to Valero L.P.'s pipelines will be built in the near future, provided Valero L.P.'s pipelines have available capacity to satisfy demand and its tariffs remain at reasonable levels.

        The costs associated with transporting products from a loading terminal to end users limit the geographic size of the market that can be served economically by any terminal. Transportation to end users from Valero L.P.'s loading terminals is conducted primarily by trucking operations of unrelated third parties. Trucks may competitively deliver products in some of the areas served by Valero L.P.'s pipelines. However, trucking costs render that mode of transportation uncompetitive for longer hauls or larger volumes. Valero L.P. does not believe that trucks are, or will be, effective competition to its long-haul volumes over the long-term.

        The pipelines within the Central West System are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these pipelines. As a result, Valero L.P. believes that it will not face significant competition for transportation services provided to the Valero Energy refineries Valero L.P. serves. For a description of the various agreements between Valero Energy and Valero L.P., refer to "Certain Relationships and Related Transactions—Valero L.P.'s Relationship with Valero Energy."

        The East and North Pipelines' major competitor is an independent, regulated common carrier pipeline system owned by Magellan Midstream Partners, L.P. (Magellan), formerly the Williams Companies, Inc., that operates parallel to the East Pipeline and in close proximity to the North Pipeline. The Magellan system is a substantially more extensive system than the East and North Pipelines. Competition with Magellan is based primarily on transportation charges, quality of customer service and proximity to end users. In addition, refined product pricing at either the origin or terminal point on a pipeline may outweigh transportation costs. Certain of the East Pipeline's and the North Pipeline's delivery terminals are in direct competition with Magellan's terminals.

        Competitors of the Ammonia Pipeline include another anhydrous ammonia pipeline that originates in Oklahoma and Texas, and terminates in Iowa. The competitor pipeline has the same Direct Application demand and weather issues as the Ammonia Pipeline but is restricted to domestically produced anhydrous ammonia. Midwest production barges and railroads represent other forms of direct competition to the pipeline under certain market conditions.

  Crude Oil Pipelines

        Valero L.P.'s crude oil pipeline operations consist primarily of the transportation of crude oil and other feedstocks, such as gas oil, from various points in Texas, Oklahoma, Kansas and Colorado to Valero Energy's McKee, Three Rivers and Ardmore refineries. Also included in this segment are Valero L.P.'s four crude oil storage facilities in Texas and Oklahoma that are located along the crude oil pipelines and in which crude oil may be stored and batched prior to shipment in the crude oil pipelines. With the exception of the crude oil storage tanks at Corpus Christi discussed below in "—Crude Oil Storage Tanks," Valero L.P. does not generate any separate revenue from these four crude oil storage facilities. The costs associated with the crude oil storage facilities are considered in establishing the tariffs charged for transporting crude oil from the crude oil storage facilities to the refineries.

        As of September 30, 2006, Valero L.P. had an ownership interest in eleven crude oil pipelines with an aggregate length of 854 miles. Valero L.P. charges tariffs on a per barrel basis for transporting crude oil and other feedstocks in its crude oil pipelines.

        The following table sets forth information about each of Valero L.P.'s crude oil pipelines:

					Nine Months Ended September 30, 2006
Origin and Destination	Valero Energy Refinery	Length	Ownership	Capacity	Throughput	Capacity Utilization
		(Miles)		(Barrels/Day)	(Barrels/Day)
Cheyenne Wells, CO to McKee	McKee	252	100.0%	17,500	10,263	59%
Dixon, TX to McKee	McKee	44	100.0%	85,000	39,215	46%
Hooker, OK to Clawson, TX(a)	McKee	41	50.0%	22,000	18,690	85%
Clawson, TX to McKee(b)	McKee	31	100.0%	36,000	16,179	97%
Wichita Falls, TX to McKee	McKee	272	100.0%	110,000	70,277	64%
Corpus Christi, TX to Three Rivers	Three Rivers	70	100.0%	120,000	81,193	68%
Ringgold, TX to Wasson, OK(b)	Ardmore	44	100.0%	90,000	60,528	67%
Healdton to Ringling, OK	Ardmore	4	100.0%	52,000	3,008	6%
Wasson, OK to Ardmore (8"-10")(c)	Ardmore	24	100.0%	90,000	53,478	59%
Wasson, OK to Ardmore (8")	Ardmore	15	100.0%	40,000	32,046	80%
Patoka, IL to Wood River, IL	N/A	57	23.8%	60,600	41,252	68%

Total		854		723,100	426,129

(a)
Valero L.P. receives 50% of the tariff with respect to 100% of the barrels transported in the Hooker, Oklahoma to Clawson, Texas pipeline. Accordingly, the capacity, throughput and capacity utilization are given with respect to 100% of the pipeline.

(b)
This pipeline transports barrels relating to two tariff routes, one beginning at the pipeline's origin and ending at its destination, and one with an origin or destination on another connecting Valero L.P. pipeline. Throughput disclosed above for this pipeline reflects only the barrels subject to the tariff route beginning at this pipeline's origin and ending at this pipeline's destination. To accurately determine the actual capacity utilization of the pipeline, as well as aggregate capacity utilization, all barrels passing through the pipeline have been taken into account.

(c)
The Wasson, Oklahoma to Ardmore (8" - 10") pipelines referred to above originate at Wasson as two pipelines but merge into one pipeline prior to reaching Ardmore.

        The following table sets forth information about Valero L.P.'s crude oil storage facilities associated with the crude oil pipeline segment:

Location	Valero Energy Refinery	Capacity	Number of Tanks	Mode of Receipt	Mode of Delivery	Throughput Nine Months Ended September 30, 2006
		(Miles)				(Barrels/Day)
Dixon, TX	McKee	240,000	3	pipeline	pipeline	39,215
Ringgold, TX	Ardmore	600,000	2	pipeline	pipeline	60,528
Wichita Falls, TX	McKee	660,000	4	pipeline	pipeline	70,277
Wasson, OK	Ardmore	225,000	2	pipeline	pipeline	85,524

Total		1,725,000	11			255,544

        For the year ended December 31, 2005, Valero Energy accounted for 100% of the total segment revenues, as Valero Energy is the only customer of Valero L.P.'s crude oil pipeline segment.

  Competition and Business Considerations

        Valero L.P.'s crude oil pipelines are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these pipelines. As a result, Valero L.P. believes that it will not face significant competition for transportation services provided to those refineries owned by Valero Energy. For a description of the various agreements between Valero Energy and Valero L.P., refer to "Certain Relationships and Related Transactions—Valero L.P.'s Relationship with Valero Energy."

  Crude Oil Storage Tanks

        Valero L.P.'s crude oil storage tanks operations consist primarily of storing and delivering crude oil to Valero Energy's refineries in Benicia, Corpus Christi and Texas City.

        At September 30, 2006, Valero L.P. owned 60 crude oil and intermediate feedstock storage tanks and related assets with aggregate storage capacity of approximately 12.5 million barrels. The land underlying the tanks at the Benicia, Corpus Christi and Texas City refineries are subject to long-term operating leases with Valero Energy. For further discussion, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Valero L.P.—Related Party Transactions—Crude Oil Storage Tank Agreements." The land underlying the tanks at the Corpus Christi, TX (North Beach) facility is subject to a 20-year noncancellable lease with the port authority of Corpus Christi of approximately $142,000 annually through 2014, at which time the lease is renewable every five years, for a total of 20 renewable years. Valero L.P. charges a fee for each barrel of crude oil or certain other feedstocks that Valero L.P. delivers to Valero Energy's Benicia, Corpus Christi and Texas City refineries.

        The following table sets forth information about Valero L.P.'s crude oil storage tanks:

Location	Valero Energy Refinery	Capacity	Number of Tanks	Mode of Receipt	Mode of Delivery	Throughput Nine Months Ended September 30, 2006
		(Miles)				(Barrels/Day)
Benicia, CA	Benicia	3,815,000	16	marine/pipeline	pipeline	150,146
Corpus Christi, TX	Corpus Christi	4,023,000	26	marine	pipeline	155,704
Texas City, TX	Texas City	3,087,000	14	marine	pipeline	197,919
Corpus Christi, TX (North Beach)(a)	Three Rivers	1,600,000	4	marine	pipeline	—

		12,525,000	60			503,769

(a)
Valero L.P. does not report throughput for the Corpus Christi North Beach storage facility, as revenues for this facility are based on a lease agreement with Valero Energy.

  Principal Customers

        For the year ended December 31, 2005, Valero Energy accounted for 100% of the total segment revenues, as Valero Energy is the only customer of Valero L.P.'s crude oil storage tank segment.

  Competition and Business Considerations

        Valero L.P.'s crude oil storage tanks are physically integrated with and principally serve refineries owned by Valero Energy. Additionally, Valero L.P. has entered into various agreements with Valero Energy governing the usage of these tanks. As a result, Valero L.P. believes that it will not face significant competition for its services provided to those refineries owned by Valero Energy. For a description of the various agreements between Valero Energy and Valero L.P., refer to "Certain Relationships and Related Transactions—Valero L.P.'s Relationship with Valero Energy."

Employees

        Valero L.P. has no employees. Valero GP, LLC, the general partner of the general partner of Valero L.P., manages Valero L.P.'s operations with its employees. In addition, pursuant to the Services Agreement described under "Certain Relationships and Related Transactions—Valero L.P.'s Relationship with Valero Energy," employees of subsidiaries of Valero Energy provide certain services to Valero GP, LLC. As of September 30, 2006, Valero GP, LLC had 1,276 employees. Valero GP, LLC believes that its relationship with its employees is satisfactory.

        For a discussion of employee benefit plans, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Valero GP Holdings, LLC—Liquidity and Capital Resources—Employee Benefits."

Rate Regulation

        Several of Valero L.P.'s petroleum pipelines are interstate common carrier pipelines, which are subject to regulation by the FERC under the October 1, 1977 version of the Interstate Commerce Act (ICA) and the Energy Policy Act of 1992 (the EP Act). The ICA and its implementing regulations give the FERC authority to regulate the rates charged for service on the interstate common carrier pipelines and generally require the rates and practices of interstate oil pipelines to be just and reasonable and nondiscriminatory. The ICA also requires tariffs to be maintained on file with the FERC that set forth the rates it charges for providing transportation services on its interstate common carrier liquids pipelines as well as the rules and regulations governing these services. The EP Act deemed certain rates in effect prior to its passage to be just and reasonable and limited the circumstances under which a complaint can be made against such "grandfathered" rates. The EP Act and its implementing regulations also allow interstate common carrier oil pipelines to annually index their rates up to a prescribed ceiling level. In addition, the FERC retains cost-of-service ratemaking, market-based rates and settlement rates as alternatives to the indexing approach.

        Valero L.P.'s interstate anhydrous ammonia pipeline is subject to regulation by the Surface Transportation Board (STB) under the current version of the ICA. The ICA and its implementing regulations give the STB authority to regulate the rates Valero L.P. charges for service on the ammonia pipeline and generally require that Valero L.P.'s rates and practices be just and reasonable and nondiscriminatory.

        Additionally, the rates and practices for Valero L.P.'s intrastate common carrier pipelines are subject to regulation by state commissions in Colorado, Kansas, Louisiana, North Dakota, Oklahoma and Texas. Although the applicable state statutes and regulations vary, they generally require that intrastate pipelines publish tariffs setting forth all rates, rules and regulations applying to intrastate service, and generally require that pipeline rates and practices be reasonable and nondiscriminatory. Shippers may also challenge Valero L.P.'s intrastate tariff rates and practices on its pipelines.

  Valero L.P.'s Pipelines Rates

        Neither the FERC nor the state commissions have investigated Valero L.P.'s rates or practices, and none of those rates are currently subject to challenge or complaint. Valero L.P. does not currently believe that it is likely that there will be a challenge to the tariffs on its petroleum products or crude oil pipelines by a current shipper that would materially affect its revenues or cash flows. In addition, Valero Energy is a significant shipper on many of Valero L.P.'s pipelines. Valero Energy has contractually committed to refrain from challenging several of Valero L.P.'s petroleum products and crude oil tariffs until at least April 2008. Please read "Certain Relationships and Related

Transactions—Related Party Transactions—Pipelines and Terminals Usage Agreement—McKee, Three Rivers and Ardmore." Valero Energy has also agreed to be responsible for certain ICA liabilities with respect to activities or conduct occurring during periods prior to April 16, 2001. However, the FERC, the STB or a state regulatory commission could investigate Valero L.P.'s tariffs on their own motion or at the urging of a third party. Also, since Valero L.P.'s pipelines are common carrier pipelines, Valero L.P. may be required to accept new shippers who wish to transport in its pipelines and who could potentially decide to challenge Valero L.P.'s tariffs.

Environmental and Safety Regulation

  General

        Valero L.P.'s operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management and pollution prevention measures. Valero L.P.'s operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to pipeline safety. The principal environmental and safety risks associated with Valero L.P.'s operations relate to unauthorized emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental and safety laws, regulations and permits increases Valero L.P.'s capital expenditures and its overall cost of business, and violations of these laws, regulations and/or permits can result in significant civil and criminal liabilities, injunctions or other penalties.

        Valero L.P. has adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, to ensure the safety of its pipelines, its employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of crude oil and refined products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.

  Water

        The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, and analogous or more stringent state statutes impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the United States. The discharge of pollutants into state waters or waters of the United States is prohibited, except in accordance with the terms of a permit issued by applicable federal or state authorities. The Oil Pollution Act, enacted in 1990, amends provisions of the Clean Water Act as they pertain to prevention and response to oil spills. Spill prevention control and countermeasure requirements of the Clean Water Act and some state laws require the use of dikes and similar structures to help prevent contamination of state waters or waters of the United States in the event of an overflow or release.

  Air Emissions

        Valero L.P.'s operations are subject to the Federal Clean Air Act, as amended, and analogous or more stringent state and local statutes. The Clean Air Act Amendments of 1990, along with more restrictive interpretations of the Clean Air Act, may result in the imposition over the next several years of certain pollution control requirements with respect to air emissions from the operations of Valero

L.P.'s pipelines, storage tanks and terminals. The Environmental Protection Agency (EPA) has been developing, over a period of many years, regulations to implement these requirements. Depending on the nature of those regulations, and upon requirements that may be imposed by state and local regulatory authorities; Valero L.P. may be required to incur certain capital expenditures over the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals and addressing other air emission-related issues.

        Due to the broad scope of the issues involved and the complex nature of the regulations, full development and implementation of many Clean Air Act regulations have been delayed. Until such time as the new Clean Air Act requirements are implemented, Valero L.P. is unable to estimate the effect on its financial condition or results of operations or the amount and timing of such required expenditures. At this time, however, Valero L.P. does not believe that it will be materially affected by any such requirements.

        In addition, EPA has recently revised its fuel content regulations under Section 211 of the Clean Air Act. These regulations tighten diesel fuel specifications and effectively eliminate the use of MTBE in gasoline. In response to these regulations, many refineries are expected to undergo maintenance turnarounds in the first half of 2006. Certain of Valero Energy's refineries served by Valero L.P.'s assets are scheduled to undergo maintenance turnarounds to address these environmental regulations. As a result, Valero L.P. expects this period of high maintenance turnaround activity will negatively impact its throughputs and revenues for the first half of 2006. Additionally, Valero L.P. expects higher maintenance expense will negatively impact the results of its operations for the first half of 2006.

        The Kyoto Protocol to the United Nations Framework Convention on Climate Change became effective in February 2005. Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as greenhouse gases, that are suspected of contributing to global warming. The United States is not currently a participant in the Protocol, and Congress has not actively considered recent proposed legislation directed at reducing greenhouse gas emissions. However, the state of California recently adopted legislation, referred to as the California Global Warming Solutions Act of 2006, that requires a 25% reduction in greenhouse gas emissions by 2020. This legislation requires the California Air Resources Board to adopt regulations by 2012 that limit emissions of greenhouse gases that are not yet already restricted, and that provide for gradual reductions in emissions until an overall reduction of 25% from all omission sources in California is achieved by 2020. Other states, including New Jersey, have also adopted legislation addressing greenhouse gas emissions from various sources, primarily power plants. The oil and natural gas industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact Valero L.P.'s future operations. It is not possible, at this time, to estimate accurately how regulations to be adopted by the California Air Resources Board in 2012 or that may be adopted by other states to address greenhouse gas emissions would impact Valero L.P.'s business.

  Solid Waste

        Valero L.P. generates non-hazardous solid wastes that are subject to the requirements of the federal Resource Conservation and Recovery Act (RCRA) and analogous or more stringent state statutes. RCRA also governs the disposal of hazardous wastes. Valero L.P. is not currently required to comply with a substantial portion of RCRA requirements because its operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, will in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes.

  Hazardous Substances

        The Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA and also known as Superfund, and analogous or more stringent state laws, imposes liability, without regard to fault or the legality of the original act, on some classes of persons that contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the site and entities that disposed or arranged for the disposal of the hazardous substances found at the site. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek recovery from the responsible classes of persons for the costs that they incur. In the course of Valero L.P.'s ordinary operations, it may generate waste that falls within CERCLA's definition of a "hazardous substance."

        Valero L.P. currently owns or leases, and has in the past owned or leased, properties where hydrocarbons are being or have been handled. Although Valero L.P. has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by Valero L.P. or on or under other locations where these wastes have been taken for disposal. In addition, many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under Valero L.P.'s control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, Valero L.P. could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including contaminated groundwater) or to perform remedial operations to prevent future contamination. In addition, Valero L.P. may be exposed to joint and several liability under CERCLA for all or part of the costs required to clean up sites at which hazardous substances may have been disposed of or released into the environment.

        Remediation of subsurface contamination is in process at many of Valero L.P.'s pipeline and terminal sites. Based on current investigative and remedial activities, Valero L.P. believes that the cost of these activities will not materially affect its financial condition or results of operations. Such costs, however, are often unpredictable and, therefore, there can be no assurances that the future costs will not become material.

  Pipeline Integrity and Safety

        Valero L.P.'s pipelines are subject to extensive federal and state laws and regulations governing pipeline integrity and safety. The federal Pipeline Safety Improvement Act of 2002 and its implementing regulations (collectively, PSIA) generally require pipeline operators to maintain qualification programs for key pipeline operating personnel, to review and update their existing pipeline safety public education programs, to provide information for the National Pipeline Mapping System, to maintain spill response plans and conduct spill response training and to implement integrity management programs for pipelines that could affect high consequence areas (i.e., areas with concentrated populations, navigable waterways and other unusually sensitive areas). While compliance with PSIA and analogous or more stringent state laws may affect Valero L.P.'s capital expenditures and operating expenses, Valero L.P. believes that the cost of such compliance will not materially affect its competitive position and will not have a material effect on its financial condition or results of operations.

  Capital Expenditures Attributable to Compliance with Environmental Regulations

        In 2005, Valero L.P.'s capital expenditures attributable to compliance with environmental regulations were approximately $0.1 million, and are currently estimated to be approximately $2.5 million for 2006. The increase in capital expenditures between 2005 and 2006 is due to the Kaneb acquisition. The estimates for 2006 do not include amounts related to capital investments at Valero

L.P.'s facilities that Valero L.P.'s management has deemed to be strategic investments rather than expenditures relating to environmental regulatory compliance.

Title to Properties

        Valero L.P.'s principal properties are described above in "Business of Valero L.P.—Business Segments" and that information is included herein by reference. Valero L.P. believes that it has satisfactory title to all of its assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with acquisition of real property, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens and easements, restrictions and other encumbrances to which the underlying properties were subject at the time of acquisition by Valero L.P. or its predecessors, Valero L.P. believes that none of these burdens will materially detract from the value of these properties or from its interest in these properties or will materially interfere with their use in the operation of Valero L.P.'s business. In addition, Valero L.P. believes that it has obtained sufficient right-of-way grants and permits from public authorities and private parties for it to operate its business in all material respects as described in this prospectus. Valero L.P. performs scheduled maintenance on all of its pipelines, terminals, crude oil tanks and related equipment and makes repairs and replacements when necessary or appropriate. Valero L.P. believes that all of its pipelines, terminals, crude oil tanks and related equipment have been constructed and are maintained in all material respects in accordance with applicable federal, state and local laws and the regulations and standards prescribed by the American Petroleum Institute, the Department of Transportation and accepted industry practice. Please read "Business of Valero L.P.—Business Segments."

Legal Proceedings and Other Contingencies

        Valero L.P. is named as a defendant in litigation relating to its normal business operations, including regulatory and environmental matters. Valero L.P. is insured against various business risks to the extent Valero L.P. believes it is prudent; however, there can be no assurance that the nature and amount of such insurance will be adequate, in every case, to indemnify Valero L.P. against liabilities arising from future legal proceedings as a result of its ordinary business activity.

        With respect to the environmental proceedings listed below, if any one or more of them were decided against Valero L.P., Valero L.P. believes that it would not have a material effect on its consolidated financial position. However, it is not possible to predict the ultimate outcome of any of these proceedings or whether such ultimate outcome may have a material effect on Valero L.P.'s consolidated financial position.

        Grace Energy Corporation Matter.    In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb in Texas state court. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base (Otis AFB) in Massachusetts. Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb's acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.

        In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the trial court's final judgment to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against

Grace Energy. Once that stay is lifted, Valero L.P. intends to resume vigorous prosecution of the appeal.

        Otis AFB is a part of a Superfund Site pursuant to CERCLA. The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the Texas state court's final judgment assigning ownership of the Otis AFB pipeline to Kaneb, the U.S. Department of Justice advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two spill areas. In 2002, the Department of Justice asserted that it had incurred over $49.0 million in costs and expected to incur additional costs of approximately $19.0 million for remediation of the two spill areas. The Department of Justice has not filed a lawsuit against Valero L.P. on this matter and Valero L.P. has not made any payments toward costs incurred by the Department of Justice.

        Port of Vancouver Matter.    Valero L.P. owns a chemical and refined products terminal on property owned by the Port of Vancouver, and Valero L.P. leases the land under the terminal from the Port of Vancouver. Under an Agreed Order entered into with the Washington Department of Ecology when Kaneb purchased the terminal in 1998, Kaneb agreed to investigate and remediate groundwater contamination by the terminal's previous owner and operator originating from the terminal. Investigation and remediation at the terminal are ongoing in compliance with the Agreed Order. In April 2006, the Washington Department of Ecology commented on Valero L.P.'s site investigation work plan and asserted that the groundwater contamination at the terminal was commingled with a groundwater contamination plume under other property owned by the Port of Vancouver. Valero L.P. disputes this assertion. No lawsuits have been filed against Valero L.P. in this matter, and Valero L.P.'s liability for any portion of total future remediation costs of the commingled plume is not reasonably estimable at this time. Factors that could affect estimated remediation costs include whether Kaneb will have ultimate responsibility for some portion of the commingled plume, the Port of Vancouver's contribution to the remediation effort and the amount the Port of Vancouver actually receives from other potentially responsible parties.

        Environmental and Safety Compliance Matters.    While it is not possible to predict the outcome of the following environmental and safety compliance proceedings, if any one or more of them were decided adversely against Valero L.P., Valero L.P. believes that there would be no material effect on its consolidated financial position, liquidity or results of operations. Nevertheless, Valero L.P. reports these proceedings to comply with Securities and Exchange Commission regulations, which require it to disclose proceedings arising under federal, state or local provisions regulating the discharge of materials into the environment or protecting the environment if Valero L.P. reasonably believes that such proceedings will result in monetary sanctions of $100,000 or more.

        In particular, the Illinois State General's Office has proposed penalties totaling $133,000 related to a pipeline leak at the Chillicothe Terminal; and the Pipeline and Hazardous Materials Safety Agency has proposed penalties totaling $255,000 based on alleged violations of various pipeline safety requirements in the McKee System. Valero L.P. is currently in settlement negotiations with these government agencies to resolve these matters.

        Valero L.P. is also a party to additional claims and legal proceedings arising in the ordinary course of business. Valero L.P. believes that the possibility is remote that the final outcome of any of these claims or proceedings to which it is a party would have a material adverse effect on Valero L.P.'s financial position, results of operations or liquidity; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on Valero L.P.'s results of operations, financial position or liquidity.

MANAGEMENT

Valero GP Holdings, LLC

  Our Board of Directors

        Our board of directors consists of three members, William E. Greehey, Stan McLelland and William B. Burnett. Mr. McLelland and Mr. Burnett are independent directors. The members of the board of directors will serve staggered terms, and, as a result, only a portion of the board of directors will be elected each year. The board has four functioning committees: an audit committee, a conflicts committee, a compensation committee and a nominating/governance committee. When we appoint an additional independent director, that director will serve on one or more of these committees. We have a majority of independent directors and we have compensation and nominating committees.

        Audit Committee.    Our audit committee currently consists of two directors but will increase to three directors upon the closing of this offering. All members of the audit committee will be independent under the independence standards established by the NYSE and SEC rules, and William B. Burnett serves as the committee's "audit committee financial expert," as defined under SEC rules. The audit committee will recommend to the board the independent public accountants to audit our financial statements and establish the scope of, and oversee, the annual audit. The committee also will approve any other services provided by its auditor. The audit committee will provide assistance to the board in fulfilling its oversight responsibility to the unitholders, the investment community and others relating to the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent auditors' qualifications and independence and the performance of our internal audit function. The audit committee will oversee our system of disclosure controls and procedures and system of internal controls regarding financial, accounting, legal compliance and ethics that management and the board have established. In doing so, it will be the responsibility of the audit committee to maintain free and open communication between the committee and our independent auditors, the internal accounting function and management of our company.

        Conflicts Committee.    Our conflicts committee will consist of three independent directors. The conflicts committee will review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to our company. Our limited liability company agreement provides that members of the committee may not be officers or employees of our company or directors, officers or employees of any of our affiliates and must meet the independence standards for service on an audit committee of a board of directors as established by the NYSE and SEC rules. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to our company and approved by all of our unitholders.

        Compensation Committee.    Our compensation committee will consist of two or more independent members. The compensation committee will have the limited function of administering our long-term incentive plan and any future compensation plans. Please read "—Long-Term Incentive Plan."

        Nominating/Governance Committee.    Our nominating/governance committee may consist of up to three directors. This committee will nominate candidates to serve on our board of directors. The nominating committee also will be responsible for monitoring a process to assess director, board and committee effectiveness, developing and implementing our corporate governance guidelines and otherwise taking a leadership role in shaping the corporate governance of our company.

        While our executive officers and our Chairman of the Board serve in similar roles with Valero GP, LLC, none of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors.

        Meetings.    Our board holds regular and special meetings at any time as may be necessary. Regular meetings may be held without notice on dates set by the board from time to time. Special meetings of the board may be called with reasonable notice to each member upon request of the chairman of the board or upon the written request of any three board members. A quorum for a regular or special meeting exists when a majority of the members are participating in the meeting either in person or by conference telephone. Any action required or permitted to be taken at a board meeting may be taken without a meeting, without prior notice and without a vote if all of the members sign a written consent authorizing the action.

  Our Board of Directors and Executive Officers

        The following table shows information for members of our board of directors and our executive officers. Members of our board of directors will serve staggered terms, as a result only a portion of the board of directors will be elected each year.

Name	Age	Position with Our Company
William E. Greehey	70	Chairman of the Board
Stan McLelland	61	Independent Director, member of the Compensation, Audit and Nominating/Governance Committees
William B. Burnett	56	Independent Director, member of the Compensation, Audit and Nominating/Governance Committees
Curtis V. Anastasio	50	President and Chief Executive Officer
Steven A. Blank	51	Senior Vice President, Chief Financial Officer and Treasurer
Thomas R. Shoaf	48	Vice President and Controller
Bradley C. Barron	40	Vice President—General Counsel and Secretary

        Mr. Burnett became a director of Valero GP Holdings, LLC in August 2006, serving as a member of the board's Audit, Compensation, and Nominating/Governance Committees. Mr. Burnett is the Chief Financial Officer and a board member of Lucifer Lighting Company, a San Antonio, Texas-based manufacturer of architectural lighting products. Mr. Burnett is a C.P.A., and in 2001, he retired as a partner with Arthur Andersen LLP after 29 years of service.

        For biographical information of our other directors and executive officers, please read "—Valero L.P.—Directors and Executive Officers of Valero GP, LLC."

  Executive Compensation

        Under the terms of the Administration Agreement, we pay Valero GP, LLC approximately $500,000 annually for administrative services, which includes payment for the time our executive officers (who are employees of Valero GP, LLC) devote to the management of our company.

  Employment Agreements

        Our executive officers are also executive officers of Valero GP, LLC. These executive officers do not have employment agreements in their capacity as our officers.

  Compensation of Directors

        Our independent directors receive the following compensation: a $1,000 fee for each in-person board meeting attended, a $500 fee for each telephonic board meeting attended, a $1,000 fee for each in-person committee meeting attended, a $500 fee for each telephonic committee meeting attended, a

$30,000 annual retainer, a $10,000 annual retainer for serving as chairman of the audit committee, a $5,000 annual retainer for serving as chairman of the compensation committee or the nominating/governance committee, a $30,000 annual retainer for serving as chairman of the board, and an annual grant of restricted common units under the Valero GP Holdings, LLC Long-Term Incentive Plan having an aggregate value of $20,000 at the time of grant, which vest in equal installments over three years. A non-employee director serving as chairman of the board will not receive meeting fees for attending committee meetings. In addition, each independent member of our board will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified by us for actions associated with being a member of our board to the extent permitted under Delaware law.

  Long-Term Incentive Plan

        General.    On July 19, 2006, we adopted the Valero GP Holdings, LLC Long-Term Incentive Plan for employees, consultants and directors of us and our affiliates who perform services for us. The long-term incentive plan consists of unit grants, restricted units, phantom units, unit options, unit appreciation rights and performance awards. The long-term incentive plan permits the grant of awards covering an aggregate of 2,000,000 units of which awards covering an aggregate of 2,886 units have been granted to date. The plan is administered by the compensation committee of our board of directors.

        Our board of directors, or its compensation committee, in its discretion may terminate, suspend or discontinue the long-term incentive plan at any time with respect to any award that has not yet been granted. Our board of directors, or its compensation committee, also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

        Unit Grants.    The long-term incentive plan permits the grant of units. A unit grant is a grant of units that vest immediately upon issuance.

        Restricted Units and Phantom Units. A restricted unit is a unit that is subject to forfeiture prior to the vesting of the award. A phantom unit is a notional unit that entitles the grantee to receive a unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a unit. The compensation committee may determine to make grants under the plan of restricted units and phantom units to employees, consultants and directors containing such terms as the compensation committee shall determine. The compensation committee will determine the period over which restricted units and phantom units granted to employees, consultants and directors will vest. In addition to vesting based on the passage of time, the committee may condition the vesting of units on performance criteria which may include the achievement of specified financial objectives. In addition, the restricted units and phantom units will vest upon a change of control of our company, as defined in the plan, unless provided otherwise by the compensation committee.

        If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's unvested restricted units and phantom units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Units to be delivered in connection with the grant of restricted units or upon the vesting of phantom units may be units acquired by us on the open market, units already owned by us, units acquired by us from any other person or any combination of the foregoing. If we issue new units in connection with the grant of restricted units or upon vesting of the phantom units, the total number of units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution rights with respect to restricted units and tandem DERs with respect to phantom units.

        Unit Options and Unit Appreciation Rights.    The long-term incentive plan, permits the grant of options covering units and the grant of unit appreciation rights. A unit appreciation right is an award that, upon exercise, entitles the participant to receive the excess of the fair market value of a unit on the exercise date over the exercise price established for the unit appreciation right. Such excess may be paid in units, cash, or a combination thereof, as determined by the compensation committee in its discretion. The compensation committee will be able to make grants of unit options and unit appreciation rights under the plan to employees, consultants and directors containing such terms as the committee shall determine. Unit options and unit appreciation rights may not have an exercise price that is less than the fair market value of the units on the date of grant. In general, unit options and unit appreciation rights granted will become exercisable over a period determined by the compensation committee. In addition, the unit options and unit appreciation rights will become exercisable upon a change in control of our company, as defined in the plan, unless provided otherwise by the committee. If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's unvested unit options and unit appreciation rights will be automatically forfeited, unless and to the extent the compensation committee provides otherwise. The compensation committee, in its discretion, may grant tandem DERs with respect to unit options and unit appreciation rights.

        Upon exercise of a unit option (or a unit appreciation right settled in units), we will acquire units on the open market or directly from any other person or use units already owned by us, or any combination of the foregoing. If we issue new units upon exercise of the unit options (or a unit appreciation right settled in units), the total number of units outstanding will increase, and we will receive the proceeds from an optionee upon exercise of a unit option. The availability of unit options and unit appreciation rights is intended to furnish additional compensation to employees, consultants and directors and to align their economic interests with those of unitholders.

        Performance Awards.    A performance award may be granted in the form of units, cash or DERs subject to the attainment of certain performance goals established by the compensation committee and set forth in the award agreement. The compensation committee has complete discretion in the valuation and awarding of performance awards. Performance units have a minimum restricted period of one year from the date they are granted.

Valero L.P.

  Directors and Executive Officers of Valero GP, LLC

        Valero L.P. does not have directors or officers. The directors and officers of Valero GP, LLC, the general partner of Valero L.P.'s general partner, Riverwalk Logistics, L.P., perform all management functions for Valero L.P. The officers of Valero GP, LLC will devote substantially all of their time to overseeing the management, operations, corporate development and future acquisition initiatives of our and Valero L.P.'s businesses. We select the directors of Valero GP, LLC. Officers of Valero GP, LLC are appointed by its directors.

        Set forth below is certain information concerning the directors and executive officers of Valero GP, LLC:

Name	Age	Position Held with Valero GP, LLC
William E. Greehey	70	Chairman of the Board
Curtis V. Anastasio	50	President, Chief Executive Officer and Director
J. Dan Bates	62	Director
Dan J. Hill	65	Director
Stan McLelland	61	Director
Rodman D. Patton	63	Director
Steven A. Blank	51	Senior Vice President, Chief Financial Officer and Treasurer
James R. Bluntzer	51	Senior Vice President—Operations
Mary F. Morgan	54	Vice President—Marketing and Business Development
Brad R. Ramsey	38	Vice President—Engineering
Rodney L. Reese	56	Vice President—Regional Operations
Thomas R. Shoaf	48	Vice President and Controller
Bradley C. Barron	40	Vice President—General Counsel and Secretary

        Mr. Greehey became Chairman of the board of directors of Valero GP, LLC in January 2002. Mr. Greehey has served as Chairman of the board of directors of Valero Energy since 1979. Mr. Greehey was Chief Executive Officer of Valero Energy from 1979 through December 2005. He was also President of Valero Energy from 1998 until January 2003.

        Mr. Anastasio became the President and a director of Valero GP, LLC in December 1999. He also became its Chief Executive Officer in June 2000. He served as Vice President, General Counsel, and Secretary of Ultramar Diamond Shamrock Corporation (UDS) from 1997 until December 1999.

        Mr. Bates became a director of Valero GP, LLC in April 2006. Mr. Bates has been President and Chief Executive Officer of the Southwest Research Institute since 1997. Mr. Bates also serves as Chairman Pro-Tem of the Federal Reserve Bank of Dallas' San Antonio Branch board of directors, and as Chairman of the Board of Signature Science L.L.C. and Southwest Automotive Research Center.

        Mr. Hill became a director of Valero GP, LLC in July 2004. From February 2001 through May 2004, he served as a consultant to El Paso Corporation. Prior to that, he served as President and Chief Executive Officer of Coastal Refining and Marketing Company. In 1978, Mr. Hill was named as Senior Vice President of The Coastal Corporation and President of Coastal States Crude Gathering. In 1971, he began managing Coastal's NGL business. Previously, Mr. Hill worked for Amoco and Mobil.

        Mr. McLelland became a director of Valero GP, LLC in October 2005. Mr. McLelland has served as a director of three privately held companies, Continuum Chemical Corporation, Patton Surgical Corp. and the general partner of Yorktown Technologies, LP since November 2002, November 2003 and June 2004, respectively. Mr. McLelland was U.S. Ambassador to Jamaica from January 1997 until March 2001. Prior to being named U.S. Ambassador to Jamaica, Mr. McLelland was a senior executive with Valero Energy. He joined Valero Energy in 1981 as Senior Vice President and General Counsel. He served as Executive Vice President and General Counsel from 1990 until 1997.

        Mr. Patton became a director of Valero GP, LLC in June 2001. He retired from Merrill Lynch & Co. in 1999 where he had served as Managing Director in the Energy Group since 1993. Prior to that, he served in investment banking and corporate finance positions with Credit Suisse First Boston (1981-1993) and Blyth Eastman Paine Webber (1971-1981). He is a director of Apache Corporation.

        Mr. Blank became Senior Vice President and Chief Financial Officer of Valero GP, LLC in January 2002. From December 1999 until January 2002, he was Chief Accounting and Financial Officer and a director of Valero GP, LLC. He also served as UDS's Vice President and Treasurer from December 1996 until January 2002, when he became Vice President-Finance of Valero Energy.

        Mr. Bluntzer became Senior Vice President-Operations of Valero GP, LLC in October 2005. He served as Vice President-Operations of Valero GP, LLC from February 2004 until October 2005. He served as Vice President-Terminal Operations of Valero GP, LLC from May 2003 to February 2004. He served as Special Projects Director of Valero GP, LLC from January 2002 to May 2003 and as Vice President of Midstream Operations of Valero Energy from June 2001 to January 2002. He served as Refinery Logistics & Supply Chain Director of Valero Energy from July 2000 to June 2001.

        Ms. Morgan became Vice President—Marketing and Business Development of Valero GP, LLC in July 2005. Ms. Morgan served as Vice President, Marketing and Business Development of Kaneb Pipe Line Company LLC from 2004 until July 2005. She served as Vice President, Marketing of Kinder Morgan Energy Partners, L.P. from 1998 until 2004.

        Mr. Ramsey became Vice President—Engineering of Valero GP, LLC in April 2005. From July 2004 until April 2005, Mr. Ramsey was Project Management Director for Valero GP, LLC. From February 2003 to July 2004, he was Engineering and Maintenance Director of Valero Energy's McKee refinery. From January 2001 to February 2003, Mr. Ramsey was Maintenance Director of Valero Energy's Houston refinery. He was Turnaround Manager of Valero Energy's Texas City refinery from July 1998 to January 2001.

        Mr. Reese became Vice President—Regional Operations of Valero GP, LLC in October 2005. From April 2003 until October 2005, he served as Vice President, Engineering and Technical Services of Valero GP, LLC. Prior to that, he served as Vice President-Operations from December 1999 until April 2003.

        Mr. Shoaf became Vice President and Controller of Valero GP, LLC in July 2005. Mr. Shoaf served as Vice President-Structured Finance of Valero Corporate Services Company, a subsidiary of Valero Energy, from 2001 until his appointment with Valero GP, LLC. From 2000 to 2001, Mr. Shoaf was Vice President-Finance of Valero Corporate Services Company.

        Mr. Barron became Vice President—General Counsel and Secretary of Valero GP, LLC in January 2006. He served as Managing Counsel and Corporate Secretary of Valero L.P. from July 2003 until January 2006. Mr. Barron served as Senior Counsel, Refining & Procurement from January 2002 until July 2003. From January 2001 until January 2002, Mr. Barron served as Counsel to Valero Energy.

  Audit Committee

        The audit committee reviews and reports to the board on various auditing and accounting matters, including the quality, objectivity and performance of Valero L.P.'s internal and external accountants and auditors, the adequacy of its financial controls and the reliability of financial information reported to the public. The audit committee is composed of Mr. Patton (Chairman), Mr. Bates and Mr. Hill.

        The board of directors has determined that each of the audit committee members meets the independence standards for audit committees set forth in the NYSE listing standards and the applicable regulations of the SEC. The board of directors has adopted a written charter for the audit committee. The board of directors has determined that a member of the audit committee, namely Mr. Patton, is an audit committee financial expert (as defined by the SEC) and that he is "independent" as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

  Compensation Committee

        Valero GP, LLC has a compensation committee composed of the directors who the board has determined to be independent. For more information, see "Compensation Committee Interlocks and Insider Participation." The members of the compensation committee are Mr. Hill (Chairman), Mr. Bates and Mr. Patton.

  Conflicts Committee

        Valero L.P.'s partnership agreement provides for a conflicts committee composed of the directors who the board has determined to be independent. The conflicts committee reviews and makes recommendations relating to potential conflicts of interest between Valero L.P., on one hand, and Valero Energy, on the other hand. The members of the conflicts committee are Mr. Hill (Chairman), Mr. Bates and Mr. Patton.

  Executive Compensation

        The following table sets forth a summary of compensation paid for the last three years, if applicable, to Valero GP, LLC's CEO and to its four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2005. In prior fiscal years, certain Valero GP, LLC executive officers were employed by Valero Energy. Valero L.P. paid for the cost of the services rendered by these officers under the terms of a services agreement between Valero L.P. and Valero Energy.

		Annual Compensation		Long-Term Compensation Awards
Name and Principal Position(a)	Year	Salary	Bonus(b)	Restricted Unit Awards(c)	Number of Securities Underlying Options Granted	LTIP Payouts(d)		All Other Compensation(e)
Curtis V. Anastasio, President and Chief Executive Officer	2005 2004 2003	$338,500 321,000 307,506	$315,000 359,700 250,000	$258,795 217,564 245,672	13,450 9,625 11,800		$236,101 176,266 49,235	$27,499 192,180 112,350
Steven A. Blank, Senior Vice President and Chief Financial Officer	2005 2004	$287,000 276,500	$220,500 260,000	$139,174 155,403	7,225 6,875		$236,101 234,982	$17,185 107,010
James R. Bluntzer, Senior Vice President—Operations	2005 2004 2003	$193,833 177,961 171,558	$165,000 126,700 107,000	$104,093 55,945 24,943	5,400 2,475 2,675	$	— — —	$11,582 6,305 —
Brad R. Ramsey, Vice President—Engineering	2005	$169,000	$103,800	$51,184	2,650		$—	$8,873
Rodney L. Reese, Vice President—Regional Operations	2005 2004 2003	$182,123 172,071 163,835	$105,000 110,000 95,000	$44,858 54,250 24,036	2,450 2,400 2,575	$	— — —	$10,927 10,324 11,506

(a)
The named executive officers hold or held the indicated offices in Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., Valero L.P.'s general partner. Valero L.P. does not have any officers or directors.

(b)
In 2005, 2004 and 2003, executive bonuses were paid 100% in cash, but recipients could elect to use 25% of their cash bonus award to purchase Valero L.P. common units at market price.

(c)
Cash distributions are paid on restricted common units at the same rate as on Valero L.P.'s unrestricted common units. Restricted common units granted in 2005, 2004 and October 2003 vest 1/5 annually over a five-year period, and restricted common units granted in January 2003 vest 1/3 annually over a three-year period. The aggregate number of unvested restricted common units held at December 31, 2005 and the market value of such common units on that date (calculated according to SEC regulations without regard to restrictions on such common units) were: Mr. Anastasio, 9,790 common units, $506,730; Mr. Blank, 5,609 common units, $290,322; Mr. Bluntzer, 2,932 common units, $151,760; Mr. Ramsey, 2,098 common units, $108,592; and Mr. Reese, 1,866 common units, $96,584.

(d)
LTIP payouts are the number of performance share awards vested for the applicable year's performance multiplied by the market price per share of Valero Energy common stock on the vesting date. These performance shares were granted under Valero Energy's Executive Stock Incentive Plan. Total shareholder return, or TSR, during a specified "performance period" was established as the performance measure for determining what portion of an award may vest. TSR is measured by dividing the sum of (a) the net change in the price of a share of Valero Energy's common stock between the beginning of the performance period and the end of the performance period, and (b) the total dividends paid on the common stock during the performance period, by (c) the price of a share of Valero Energy's common stock at the beginning of the performance period. Each performance share award is subject to vesting in three equal increments, based upon Valero Energy's TSR. At the end of each performance period, Valero Energy's TSR is compared to the TSR for a target group of comparable companies. Valero Energy and the companies in the target group are then ranked by quartile. Participants then earn 0%, 50%, 100% or 150% of that portion of the initial grant amount that is vesting for such period, depending on whether Valero Energy's TSR is in the last, 3rd, 2nd or 1st quartile of the target group; 200% will be earned if Valero Energy ranks highest in the group. Amounts not earned in the given performance period can be carried forward for one additional performance period and up to 100% of the carried-forward amount can still be earned, depending upon the quartile achieved for such subsequent period.

(e)
Amounts include contributions made to Valero Energy's Thrift Plan and Excess Thrift Plan, and unused portions of amounts provided by Valero Energy under Valero Energy's Flexible Benefits Plan. Messrs. Anastasio, Blank, Bluntzer, Ramsey and Reese were allocated $20,252, $17,185, $11,582, $8,873 and $10,927, respectively, as a result of contributions to the Thrift Plan (and, in the case of Messrs. Anastasio, Blank and Bluntzer, the Excess Thrift Plan) for 2005. Also included for Mr. Anastasio in 2005 was $7,247 received as reimbursement of certain membership dues.

   Option Grants and Related Information

        The following table sets forth further information regarding the grants of Valero L.P. unit options to the named executive officers reflected in the Summary Compensation Table.

  Option Grants in the Last Fiscal Year

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Security)(a)	Market Price at Grant Date ($/Security)	Expiration Date	Grant Date Present Value($)(b)
Curtis V. Anastasio	13,450	6.81	$57.5100	$57.5100	10/27/2012	$77,607
Steven A. Blank	7,225	3.66	57.5100	57.5100	10/27/2012	41,688
James R. Bluntzer	5,400	2.74	57.5100	57.5100	10/27/2012	31,158
Brad R. Ramsey	2,650	1.34	57.5100	57.5100	10/27/2012	15,291
Rodney L. Reese	2,450	1.24	57.5100	57.5100	10/27/2012	14,137

(a)
All options reported vest in equal increments over a five-year period from the date of grant, unless otherwise noted. Under the terms of Valero GP, LLC's 2000 Long Term Incentive Plan, a participant may satisfy the tax withholding obligations related to exercise by tendering cash payment, by authorizing Valero GP, LLC to withhold common units otherwise issuable to the participant or by delivering to Valero GP, LLC already owned and unencumbered common units, subject to certain conditions.

(b)
The Black-Scholes option pricing model was used to determine grant date present value. This model is designed to value publicly traded options. Options issued under Valero GP, LLC's option plan are not freely traded, and the exercise of such options is subject to substantial restrictions. Moreover, the Black-Scholes model does not give effect to either risk of forfeiture or lack of transferability. The estimated values under the Black-Scholes model are based on assumptions as to variables such as interest rates, unit price volatility and future cash distribution yield. The estimated grant date present values presented in this table were calculated using an expected average option life of five years, risk-free rate of return of 4.43%, average volatility rate of 18.66% based on daily volatility rates from the initial public offering by Valero L.P. through December 31, 2005, and cash distribution yield of 5.95%, which is the expected annualized quarterly cash distribution rate in effect at the date of grant expressed as a percentage of the market value of the common units at the date of grant. The actual value of unit options could be zero; realization of any positive value depends upon the actual future performance of the common units, the continued employment of the option holder throughout the vesting period and the timing of the exercise of the option. Accordingly, the values set forth in this table may not be achieved.

  Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information regarding Valero L.P. common units and shares of Valero Energy common stock underlying options exercisable at December 31, 2005, and options exercised during 2005, for the executive officers named in the Summary Compensation Table.

			Number of Securities Underlying Unexercised Options at December 31, 2005 (#)
					Value of Unexercised In-the-Money Options at December 31, 2005($)
Name	Securities Acquired on Exercise	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Curtis V. Anastasio
Valero L.P. common units	—	$—	30,645	28,320	$374,415	$45,383	(a)
Valero Energy's common stock	34,000	1,136,822	146,600	—	6,357,385	—	(b)
Steven A. Blank
Valero L.P. common units	—	$—	11,521	17,945	$118,964	$33,460	(a)
Valero Energy's common stock	25,322	690,161	—	20,320	—	806,501	(b)
James R. Bluntzer
Valero L.P. common units	—	$—	6,065	8,985	$67,789	$10,288	(a)
Valero Energy's common stock	—	—	74,420	—	3,334,025	—	(b)
Brad R. Ramsey
Valero L.P. common units	—	$—	240	3,610	$—	$—	(a)
Valero Energy's common stock	—	—	—	2,220	1,070,332	92,385	(b)
Rodney L. Reese
Valero L.P. common units	3,267	$75,696	3,143	5,915	$28,713	$9,903	(a)
Valero Energy's common stock	—	—	17,120	—	784,989	—	(b)

(a)
Represents the dollar value obtained by multiplying the number of unexercised in-the-money options by the difference between the stated exercise price per unit of the options and the closing market price per unit of Valero L.P.'s common units on December 31, 2005.

(b)
Represents the dollar value obtained by multiplying the number of unexercised in-the-money options by the difference between the stated exercise price per share of the options and the closing market price per share of Valero Energy's common stock on December 31, 2005.

   Retirement Benefits

        The following table sets forth the estimated annual gross benefits payable under Valero Energy's Pension Plan, Excess Pension Plan and Supplemental Executive Retirement Plan, or SERP, upon retirement at age 65, based upon the assumed compensation levels and years of service indicated and assuming an election to have payments continue for the life of the participant only.

  Estimated Annual Pension Benefits at Age 65

	Years of Service
Covered Compensation
	15	20	25	30	35
$ 200,000	$54,000	$71,000	$89,000	$107,000	$125,000
300,000	83,000	110,000	138,000	166,000	193,000
400,000	112,000	149,000	187,000	224,000	261,000
500,000	142,000	188,000	236,000	283,000	330,000
600,000	171,000	227,000	284,000	341,000	398,000
700,000	200,000	266,000	333,000	400,000	466,000
800,000	229,000	305,000	382,000	458,000	534,000
900,000	259,000	344,000	431,000	517,000	603,000
1,000,000	288,000	383,000	479,000	575,000	671,000
1,100,000	317,000	422,000	528,000	634,000	739,000
1,200,000	346,000	461,000	577,000	692,000	807,000
1,300,000	375,000	500,000	626,000	751,000	876,000
1,400,000	405,000	539,000	674,000	810,000	944,000
1,500,000	434,000	578,000	723,000	868,000	1,012,000
1,600,000	463,000	617,000	772,000	926,000	1,080,000
1,700,000	492,000	656,000	821,000	985,000	1,149,000
1,800,000	522,000	695,000	869,000	1,043,000	1,217,000
1,900,000	551,000	734,000	918,000	1,102,000	1,285,000
2,000,000	580,000	773,000	967,000	1,160,000	1,353,000

        Valero Energy maintains a noncontributory defined benefit Pension Plan in which virtually all employees of Valero Energy, including those providing services for Valero L.P., are eligible to participate and under which contributions by individual participants are neither required nor permitted. Valero Energy also maintains a noncontributory, non-qualified Excess Pension Plan and a non-qualified SERP, which provide supplemental pension benefits to certain highly compensated employees. The Pension Plan (supplemented, as necessary, by the Excess Pension Plan) provides a monthly pension at normal retirement equal to 1.6% of the participant's average monthly compensation (based upon the participant's earnings during the three consecutive calendar years during the last 10 years of the participant's credited service affording the highest such average) times the participant's years of credited service. The SERP provides an additional benefit equal to 0.35% times the product of the participant's years of credited service (maximum 35 years) multiplied by the excess of the participant's average monthly compensation over the lesser of 1.25 times the monthly average (without indexing) of the social security wage bases for the 35-year period ending with the year the participant attains social security retirement age, or the monthly average of the social security wage base in effect for the year that the participant retires. For purposes of the SERP, the participant's most highly compensated consecutive 36 months of service are considered. Compensation for purposes of the Pension Plan, Excess Pension Plan and SERP includes salary and bonus as reported in the Summary Compensation Table. Pension benefits are not subject to any deduction for social security or other offset amounts.

        Credited years of service (for purposes of the Pension Plan) for the period ended December 31, 2005 for the executive officers named in the Summary Compensation Table are as follows:

Mr. Anastasio- 18 years, Mr. Blank- 26 years; Mr. Bluntzer-30 years; Mr. Ramsey- 7 years; and Mr. Reese-19 years. Mr. Anastasio and Mr. Blank have been eligible to participate in the SERP since 2002.

        For a discussion of how employee benefit plans will be transferred to Valero GP, LLC upon closing of this offering, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Valero GP Holdings, LLC—Liquidity and Capital Resources—Employee Benefits."

  Compensation of Directors

        Directors who are not employees of Valero GP, LLC or its affiliates receive the following compensation: a $1,000 fee for each in-person board meeting attended, a $500 fee for each telephonic board meeting attended, a $1,000 fee for each in-person committee meeting attended, a $500 fee for each telephonic committee meeting attended, a $30,000 annual retainer, a $10,000 annual retainer for serving as chairman of a committee of the board, a $30,000 annual retainer for serving as chairman of the board, and an annual grant of restricted common units under the Valero GP, LLC 2000 Long-Term Incentive Plan having an aggregate value of $20,000 at the time of grant, which vest over three years. A non-employee director serving as chairman of the board will not receive meeting fees for attending committee meetings.

  Compensation Committee Interlocks and Insider Participation

        Mr. Hill (Chairman), Mr. Bates and Mr. Patton compose the compensation committee of the board of directors of Valero GP, LLC. No executive officer of Valero GP, LLC has served as a member of the board of directors or on the compensation committee of any company whose executive officers include a member of Valero GP, LLC's compensation committee.

        The compensation committee administers the incentive plans of Valero GP, LLC and makes awards under them, in consultation with management, that create appropriate incentives for employees and management of Valero GP, LLC.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Valero GP Holdings, LLC

        The following table sets forth certain information regarding the beneficial ownership of our units prior to and as of the closing of this offering by:

  •
  each person who will beneficially own more than 5% of our units;

  •
  each of our named executive officers;

  •
  all of our directors and director nominees; and

  •
  all of our directors, director nominees and executive officers as a group.

        All information with respect to beneficial ownership has been furnished by the respective directors, director nominees or officers, as the case may be.

	Units Beneficially Owned Prior to Offering		Units Beneficially Owned After Offering(b)
Name of Beneficial Owner(a)
	Units	Percent	Units		Percent
Diamond Shamrock Refining and Marketing Company(c)	21,926,636	51.6%	2,680,435	(d)	6.3%
Sigmor Corporation(c)	3,323,364	7.8	—		—
William E. Greehey(e)	455,962	1.1	5,155,962	(d)	12.1
Stan McLelland(e)	10,962	*	10,962		*
William B. Burnett(e)	1,962	*	1,962		*
Curtis V. Anastasio	17,400	*	17,400		*
Steven A. Blank	15,000	*	15,000		*
Thomas R. Shoaf	2,000	*	2,000		*
Bradley C. Barron	2,000	*	2,000		*
All current directors, director nominees and executive officers as a group (7 persons)	505,286	1.2%	5,205,286		12.2%

*
Represents less than 1%.

(a)
The business address for all beneficial owners listed above is One Valero Way, San Antonio, Texas 78249.

(b)
Units beneficially owned after the private sale to Mr. Greehey and this offering assuming the underwriters do not exercise their option to purchase additional units. However, should the underwriters exercise their option to purchase additional units in full, Diamond Shamrock Refining and Marketing Company's beneficial ownership will be reduced to zero.

(c)
Valero Energy directly or indirectly owns 100% of the interests in these entities. Therefore, Valero Energy indirectly beneficially owns 59.4% of the units before the offering and 6.3% of the units after the offering. If the underwriters exercise their option to purchase additional units in full, Valero Energy's indirect ownership interest in us will be reduced to zero.

(d)
Reflects the sale by Diamond Shamrock Refining and Marketing Company to Mr. Greehey of 4,700,000 unregistered units in a private transaction.

(e)
Includes restricted units granted under Valero GP Holdings' Long-Term Incentive Plan. Except as otherwise noted, each person named in the table, and each other executive officer, has sole power to vote or direct the vote and to dispose or direct the disposition of all such units beneficially owned by him. Restricted units granted under Valero GP Holdings' Long-Term Incentive Plan may not be voted or disposed of until vested.

Valero L.P.

        The following table sets forth ownership of Valero L.P. common units and Valero GP Holdings units by directors and executive officers of Valero GP, LLC as of September 30, 2006. Unless otherwise indicated in the notes to the table, each of the named persons and members of the group has sole voting and investment power with respect to the common units and common stock shown:

Name of Beneficial Owner(a)	Units Beneficially Owned(b)(c)	Units Under Exercisable Options(d)	Percentage of Outstanding Units(b)	Valero GP Holdings Units Beneficially Owned(e)(f)	Valero GP Holdings Units under Exercisable Options(g)	Percentage of Outstanding Units(f)
William E. Greehey	97,006	—	*	455,962	—	1.07%
Curtis V. Anastasio	28,706	37,620	*	17,400	—	*
J. Dan Bates	532	—	*	1,000	—	*
Dan J. Hill	2,329	—	*	7,000	—	*
Stan McLelland	741	—	*	10,962	—	*
Rodman D. Patton	9,479	—	*	10,000	—	*
Steven A. Blank	18,638	16,081	*	15,000	—	*
James R. Bluntzer	3,885	8,175	*	6,000	—	*
Brad R. Ramsey	2,625	1,010	*	0	—	*
Rodney L. Reese	7,937	4,628	*	4,000	—	*
All directors and executive officers as a group (10 persons)	171,878	67,514	0.51%	527,324	—	1.24%

*
Indicates that the percentage of beneficial ownership does not exceed 1% of the class.

(a)
The business address for all beneficial owners listed above is One Valero Way, San Antonio, Texas 78249.

(b)
As of November 10, 2006, 46,809,749 common units were issued and outstanding. No executive officer or director owns any class of equity securities of Valero L.P. other than common units. The calculation for Percentage of Outstanding common units includes common units listed under the captions "Units Beneficially Owned" and "Units under Exercisable Options."

(c)
Includes restricted common units issued under Valero GP, LLC's long-term incentive plans. Restricted common units granted under Valero GP, LLC's long-term incentive plans may not be voted or disposed of until vested. Does not include common units that could be acquired under options, which information is set forth in the next column.

(d)
Consisting of common units that may be acquired within 60 days of September 30, 2006 through the exercise of common unit options.

(e)
As of September 30, 2006, 42,500,000 units of Valero GP Holdings were issued and outstanding. No executive officer or director owns any class of equity securities of Valero GP Holdings other than units. The calculation for Percentage of Outstanding Units includes units listed under the captions "Valero GP Holdings Units Beneficially Owned" and "Valero GP Holdings Units under Exercisable Options."

(f)
Includes restricted units granted under Valero GP Holdings' Long-Term Incentive Plan. Except as otherwise noted, each person named in the table, and each other executive officer, has sole power to vote or direct the vote and to dispose or direct the disposition of all such units beneficially owned by him. Restricted units granted under Valero GP Holdings' Long-Term Incentive Plan may not be voted or disposed of until vested. Does not include units that could be acquired under options, which information is set forth in the next column.

(g)
Consisting of units that may be acquired within 60 days of September 30, 2006 through the exercise of unit options. Such units may not be voted unless the options are exercised. Options that may become exercisable within such 60-day period only in the event of a change of control of Valero GP Holdings are excluded. Except as set forth herein, none of the current executive officers or directors of Valero GP, LLC hold any rights to acquire Valero GP Holdings units, except through the exercise of unit options.

        Except as otherwise indicated, the following table sets forth certain information as of September 30, 2006 with respect to each entity known to Valero L.P. to be the beneficial owner of more than 5% of its outstanding common units.

Name and Address of Beneficial Owner	Common Units	Percentage of Common Units
Valero GP Holdings, LLC(a) One Valero Way San Antonio, Texas 78249	10,220,870	21.8%

(a)
Valero GP Holdings, LLC owns the common units through its wholly owned subsidiaries, Valero GP, LLC and Riverwalk Holdings, LLC. Valero GP Holdings shares voting and investment power with these wholly owned subsidiaries with respect to the common units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Relationship with Valero L.P. and its General Partner, Riverwalk Logistics, L.P.

        We manage Valero L.P. through our ownership of Valero GP, LLC, and Riverwalk Holdings, LLC, which own Riverwalk Logistics, L.P., the general partner of Valero L.P. Valero L.P., through its subsidiaries, is engaged in the crude oil and refined product transportation, terminalling and storage business. Our only cash-generating assets are our ownership interests in Valero GP, LLC and Riverwalk Holdings, LLC, which own the following:

  •
  the 2% general partner interest in Valero L.P., which we hold through our 100% ownership interest in Riverwalk Logistics, L.P.;

  •
  100% of the incentive distribution rights issued by Valero L.P., which entitle us to receive increasing percentages of the cash distributed by Valero L.P., currently at the maximum percentage of 23%; and

  •
  10,220,870 common units of Valero L.P., representing a 21.4% limited partner interest in Valero L.P.

        Our officers are also officers of Valero GP, LLC. Our Chairman, William E. Greehey, is also the Chairman of Valero GP, LLC. We appoint the directors of Valero GP, LLC. The board of Valero GP, LLC is responsible for overseeing Valero GP, LLC's role as the owner of the general partner of Valero L.P. and we, as the sole owner of Valero GP, LLC, must also approve matters that have or would reasonably be expected to have a material effect on our interest as the sole indirect owner of Valero GP, LLC. We also have exclusive authority over the business and affairs of Valero GP, LLC, other than its role as the owner of the general partner of Valero L.P.

Indemnification of Directors and Officers

        Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events (1) any person who is or was a member, partner, officer, director, tax matters partner, fiduciary or trustee of us, or any of our subsidiaries, (2) any person who is or was serving at our request as an officer, director, member, partner, tax matters partner, fiduciary or trustee of another person and (3) any person designated as an indemnitee under the limited liability company agreement.

        Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Related Party Transactions

        Our wholly owned subsidiary, Valero GP, LLC performs operating and maintenance services with respect to Valero L.P. assets and receives reimbursement for such services from Valero L.P.

        As a result of this offering, Valero Energy's indirect ownership of us will fall below 51%, which will trigger a "change of control" under the indentures governing the $100 million 6.875% Senior Notes due 2012 and the $250 million 6.05% Senior Notes due 2013 issued by Valero Logistics Operations. If Valero Energy's or an investment grade entity's ownership interest in us decreases below 51%, Valero Logistics Operations will be obligated to offer to repurchase its $350 million outstanding senior notes at a price equal to 100% of the aggregate principal amount thereof plus accrued interest. Please read "Risk Factors—Risks Related to Valero L.P.'s Business—Valero L.P.'s subsidiary, Valero Logistics Operations, may be unable to purchase any senior notes tendered upon a change of control of Valero GP Holdings, which will occur upon the completion of this offering."

  Unit Purchase Agreement

        William E. Greehey, our Chairman, has signed a unit purchase agreement with Diamond Shamrock Refining and Marketing Company, pursuant to which Mr. Greehey will purchase 4,700,000 unregistered units at a per unit price equal to the price paid by the public unitholders in this offering. The closing of the private sale is subject to the simultaneous closing of this offering.

        In connection with the private sale, Diamond Shamrock Refining and Marketing Company will assign its rights under our limited liability company agreement to cause us to register units for sale under the Securities Act to Mr. Greehey. In addition, Mr. Greehey has agreed not to offer, sell, contract to sell or otherwise dispose of or hedge his units for a period of 90 days after the date of this prospectus.

  Administration Agreement

        We entered into an Administration Agreement with Valero GP, LLC on July 19, 2006. The Administration Agreement provides, among other things, that:

  •
  all of our employees are employees of our wholly owned subsidiary Valero GP, LLC; and

  •
  Valero GP, LLC provides all executive management, accounting, legal, cash management, corporate finance and other administrative services to us.

        Under the terms of the Administration Agreement, we pay annual charges of $500,000. This amount will be increased annually to reflect Valero GP, LLC's annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to us or Valero GP, LLC's actual payroll cost, are subject to the approval of Valero GP, LLC's conflicts committee. We also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing us services pursuant to the Administration Agreement.

        The initial term of the Administration Agreement will terminate on December 31, 2011, with automatic two year renewals unless terminated by either party on six months' written notice. We may cancel or reduce the services provided under this agreement on 60 days' written notice. This Agreement will terminate upon a change of control, which occurs when Valero Energy ceases to hold a majority ownership interest in us, and a party, other than Valero Energy, acquires more than 20% of either us or Valero GP, LLC. Valero GP, LLC's conflicts committee has approved the terms of the Administration Agreement.

  Non-Compete Agreement

        We entered into a Non-Compete Agreement with Valero L.P. on July 19, 2006. Under the Non-Compete Agreement, we have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity.

  Contribution Agreement

        Effective June 1, 2006 we entered into a Contribution Agreement with Diamond Shamrock Refining and Marketing Company (DSRMC), a wholly owned subsidiary of Valero Energy, pursuant to which DSRMC contributed to us all of its 100% membership interest in Valero GP, LLC in exchange for an additional member interest in us representing 0.051103% of all of our member interests. The membership interests of the other members were adjusted proportionally.

  Rights of Valero GP, LLC

        Riverwalk Holdings, LLC owns 10,213,894 common units of Valero L.P. representing an aggregate 21.38% limited partner interest in Valero L.P. Riverwalk Logistics, L.P. owns a 2% general partner interest in Valero L.P. and also owns incentive distribution rights giving Riverwalk Logistics, L.P. higher percentages of Valero L.P.'s cash distributions as various target distribution levels are met. Valero GP, LLC, the general partner of Riverwalk Logistics, L.P., owns 6,976 common units of Valero L.P. representing a 0.02% limited partner interest in Valero L.P.

        As the sole general partner of Valero L.P., Riverwalk Logistics, L.P. is responsible for the management of Valero L.P. Valero GP, LLC, the sole general partner of Riverwalk Logistics, L.P., is responsible for managing the affairs of Riverwalk Logistics, L.P., and through it, the affairs of Valero L.P. and its operating subsidiaries. We own all the membership interests in Valero GP, LLC.

Valero L.P.'s Relationship with Valero Energy

        Valero L.P.'s operations include assets that are strategically located within Valero Energy's refining and marketing supply chain in Texas, Oklahoma, California, Colorado, New Jersey, New Mexico, Arizona and other mid-continent states in the United States. Valero L.P. itself does not own or operate any refining or marketing operations. Valero L.P. is dependent on Valero Energy to provide a significant amount of the throughput for Valero L.P.'s pipelines, terminals and storage tanks and the ability of Valero Energy's refineries to maintain their production of refined products. During the year ended December 31, 2004, Valero Energy accounted for 99% of Valero L.P.'s revenues. Subsequent to Valero L.P.'s acquisition of Kaneb, the percentage of Valero L.P.'s revenues attributable to Valero Energy has declined. However, revenues attributable to Valero Energy remain significant with such revenues representing approximately 34% and 23% of Valero L.P.'s total revenues for 2005 and for the nine months ended September 30, 2006, respectively.

        Valero L.P. has related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, which we believe are comparable to the fees charged to third parties for similar services. In addition, Valero L.P. reimburses Valero Energy for the actual costs of Valero Energy employees working solely on its behalf and for charges incurred on its behalf. Valero L.P. believes that the terms and conditions of the existing pipelines, terminals and storage tank agreements with Valero Energy, described below, substantially represent current market conditions. Valero L.P. currently intends to negotiate with Valero Energy at the conclusion of these agreements and replace such agreements with contractual terms that represent current market conditions at that time. However, Valero Energy is not obligated to negotiate these agreements, and Valero L.P. may be unable to renegotiate these agreements on favorable terms. Valero L.P. cannot determine the overall effect of these new provisions as they will directly depend on market conditions that exist at the time the agreements expire.

        Valero L.P. historically has benefited from common overhead infrastructure with Valero Energy—primarily in the areas of information technology systems, employee benefit plan and payroll administration, insurance and other shared services (see "—Services Agreement" below). At the closing of this offering Valero Energy and Valero L.P. will enter into an amendment to the Services Agreement pursuant to which Valero Energy will have the right to terminate the Services Agreement prior to its December 31, 2010 expiration date. If Valero Energy terminates the Services Agreement, it will pay Valero L.P. $13.0 million. If Valero Energy does terminate the Services Agreement and Valero L.P. has to procure such services from third parties, Valero L.P. expects the total incremental annual cost to be approximately $1 million for the first full year of expenses.

        Valero L.P. also plans to relocate from Valero Energy's offices to another location in San Antonio, Texas in mid 2007. Valero L.P. expects that the annual incremental lease expense will be less than $1 million. Further, Valero L.P. currently benefits from insurance policies procured by Valero Energy. Ultimately, Valero L.P. expects to obtain all of its insurance independently. We do not believe that Valero L.P. will incur materially higher costs associated with its insurance coverage over the next year.

        In the aggregate, these expenses will reduce the cash available for distribution to Valero L.P.'s partners, including us, and as a result reduce the cash available for distribution to our unitholders.

  Services Agreement

        Valero L.P. does not have any employees. The personnel who manage and operate Valero L.P. are employees of Valero GP, LLC, a wholly owned subsidiary of Valero GP Holdings, LLC. The costs related to these employees, including salary, wages and benefits, are charged by Valero GP, LLC to Valero L.P. In addition, Valero L.P. receives certain administration services, consisting primarily of information technology and income tax and property tax services from Valero Energy. The above-described services are pursuant to a services agreement between Valero Energy, Valero GP, LLC and Valero L.P.

        Effective July 1, 2005, the Services Agreement (the "2005 Services Agreement") was amended to account for Valero L.P.'s significant growth following the closing of the Kaneb acquisition. The 2005 Services Agreement provided that the annual service fee would be $13.8 million for the first year from July 1, 2005 to June 30, 2006. In addition, Valero L.P. agreed to perform certain services for Valero Energy, including control room services, terminal operations oversight, mapping support and integrity management program planning in exchange for an annual fee. For the year ended December 31, 2005, Valero Energy charged Valero L.P. $6.6 million for these administrative services

        Effective January 1, 2006, a new Services Agreement was entered into by Valero Energy, Valero GP, LLC and Valero L.P. This new Services Agreement supersedes the prior agreement which provided for similar services between Valero Energy and Valero L.P. The new Services Agreement reflects a new organization structure whereby Valero Energy is now providing substantially fewer services than previously provided. Valero GP, LLC has increased its administrative personnel, primarily in the areas of legal, engineering, treasury and accounting to be able to provide these services to Valero L.P. versus receiving them from Valero Energy. These changes were made to reduce Valero GP, LLC's dependence on Valero Energy for such services.

        The new Services Agreement provides for an annual fee to be paid by Valero GP, LLC to Valero Energy of approximately $1.9 million per year. This annual fee will increase to approximately $2.9 million and $3.4 million for fiscal years 2007 and 2008, respectively. The annual fee will remain at approximately $3.4 million through the term of the agreement. In addition, each annual fee will be subject to adjustments to account for Valero Energy's annual salary increase. The amounts may also be adjusted for changed service levels subject to approval by Valero L.P.'s Conflicts Committee.

        The new Services Agreement will terminate on December 31, 2010 with automatic two-year renewal options unless terminated by either party on six months' written notice. Valero L.P. may cancel or reduce the level of services that Valero Energy provides it on 60 days' prior written notice. The new Services Agreement will terminate upon the change of control of either us or Valero L.P. Valero GP, LLC's conflicts committee has approved the terms of the new Services Agreement.

  Amended and Restated Omnibus Agreement

        The Amended and Restated Omnibus Agreement governs potential competition between Valero Energy and Valero L.P. Under the Amended and Restated Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates to agree, for so long as Valero Energy owns 20% or more of Valero L.P. or Valero L.P.'s general partner, not to engage in the business of transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminalling assets in the United States. This restriction does not apply to:

  •
  any business retained by UDS as of April 16, 2001, the closing of Valero L.P.'s initial public offering, or any business owned by Valero Energy at the date of its acquisition of UDS on December 31, 2001;

  •
  any business with a fair market value of less than $10 million;

  •
  any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided Valero L.P. has been offered and declined the opportunity to purchase the business; and

  •
  any newly constructed pipeline, terminalling or storage assets that Valero L.P. has not offered to purchase at fair market value within one year of construction.

        After the private sale by a subsidiary of Valero Energy to Mr. Greehey of 4,700,000 unregistered units and this offering, a subsidiary of Valero Energy will own approximately 6% of our outstanding units. As a result, Valero Energy and its affiliates may directly compete with Valero L.P.

        Also under the Amended and Restated Omnibus Agreement, Valero Energy has agreed to indemnify Valero L.P. for environmental liabilities related to the assets transferred to Valero L.P. in connection with Valero L.P.'s initial public offering, provided that such liabilities arose prior to and are discovered within 10 years after that date (excluding liabilities resulting from a change in law after April 16, 2001). Valero GP, LLC's conflicts committee has determined that the terms of the Amended and Restated Omnibus Agreement are fair and reasonable. It is Valero Energy's intent to further reduce and ultimately sell all of its indirect ownership interest in us, pending market conditions.

  Pipelines and Terminals Usage Agreement—McKee, Three Rivers and Ardmore

        Under the terms of the Pipelines and Terminals Usage Agreement dated April 2001, Valero L.P. provides transportation services that support Valero Energy's refining and marketing operations relating to the McKee, Three Rivers and Ardmore refineries. Pursuant to the agreement, Valero Energy has agreed through April 2008 to:

  •
  transport in Valero L.P.'s crude oil pipelines at least 75% of the aggregate volumes of crude oil shipped to the McKee, Three Rivers and Ardmore refineries;

  •
  transport in Valero L.P.'s refined product pipelines at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers and Ardmore refineries; and

  •
  use Valero L.P.'s refined product terminals for terminalling services for at least 50% of the refined products shipped from the McKee, Three Rivers and Ardmore refineries.

        If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use Valero L.P.'s pipelines and terminals that service the McKee, Three Rivers and Ardmore refineries at the required levels. Valero Energy's obligation to Valero L.P. will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect. The concepts of a material change in market conditions and material adverse effect on Valero Energy are not defined in the

Pipelines and Terminals Usage Agreement. However, situations that might constitute a material change in market conditions having a material adverse effect on Valero Energy include the cost of transporting crude oil or refined products by Valero L.P.'s pipelines becoming materially more expensive than transporting crude oil or refined products by other means or a material change in refinery profit that makes it materially more advantageous for Valero Energy to shift large volumes of refined products from markets served by Valero L.P.'s pipelines to pipelines owned by Valero Energy or third parties. Valero Energy may suspend obligations by presenting a certificate from its chief financial officer that there has been a material change in market conditions having a material adverse effect on Valero Energy. This agreement does not limit the duration of any such suspension. If Valero L.P. disagrees with Valero Energy, Valero L.P. has the right to refer the matter to an independent accounting firm for resolution.

        In the event Valero Energy does not transport in Valero L.P.'s pipelines or use Valero L.P.'s terminals to handle the minimum volume requirements, and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. During 2005 and the nine months ended September 30, 2006, Valero Energy exceeded its obligations under the Pipelines and Terminals Usage Agreement. Additionally, Valero Energy has agreed not to challenge, or cause others to challenge, Valero L.P.'s interstate or intrastate tariffs for the transportation of crude oil and refined products until at least April 2008.

  Crude Oil Storage Tanks Agreements

        In connection with the crude oil storage tank contribution in March 2003, Valero L.P. and Valero Energy entered into the following agreements related to the operations of the crude oil storage tanks.

  •
  Handling and Throughput Agreement, dated March 2003—Valero Energy has agreed to pay Valero L.P. a fee, for an initial period of ten years, for all crude oil and certain other feedstocks delivered to each of the Corpus Christi West refinery, the Texas City refinery and the Benicia refinery, and to use Valero L.P. for handling all deliveries to these refineries. The throughput fees are adjustable annually, generally based on 75% of the regional consumer price index applicable to the location of each refinery. The agreement may be extended by Valero Energy for up to an additional five years.

  •
  Services and Secondment Agreements, dated March 2003—Valero Energy has agreed to provide to Valero L.P. personnel who perform operating and routine maintenance services related to the crude oil storage tank operations. The annual reimbursement for services is an aggregate $3.5 million for the initial year and is subject to adjustment based on the actual expenses incurred and increases in the regional consumer price index. The initial term of the Services and Secondment Agreements is ten years with a Valero L.P. option to extend for an additional five years. In addition to the fees Valero L.P. has agreed to pay, Valero L.P. is responsible for operating expenses and specified capital expenditures related to the tank assets that are not addressed in the agreement. These operating expenses and capital expenditures include tank safety inspections, maintenance and repairs, certain environmental expenses, insurance premiums and ad valorem taxes.

  •
  Lease and Access Agreements, dated March 2003—Valero L.P. leases from Valero Energy the real property on which the crude oil storage tanks are located for an aggregate of $0.7 million per year. The initial term of each lease is 25 years, subject to automatic renewal for successive one-year periods thereafter. Valero L.P. may terminate any of these leases upon 180 days' notice prior to the expiration of the current term if Valero L.P. ceases to operate the crude oil storage tanks or ceases business operations.

  South Texas Pipelines and Terminals Agreements

        In connection with the South Texas Pipelines and Terminals contribution in March of 2003, Valero L.P. and Valero Energy entered into the following agreements related to the operations of the pipelines and terminals:

  •
  Terminalling Agreement, dated March 2003, pursuant to which Valero Energy agreed, during the initial period of five years, to pay a terminalling fee for each barrel of refined product stored or handled by or on behalf of Valero Energy at the terminals, including an additive fee for gasoline additive blended at the terminals. At the Houston Hobby Airport terminal, Valero Energy agreed to pay a filtering fee for each barrel of jet fuel stored or handled at the terminal.

  •
  Throughput Commitment Agreement, dated March 2003, pursuant to which Valero Energy agreed, for an initial period of seven years to:

  —
  transport in the Houston and Valley pipeline systems an aggregate of 40% of the Corpus Christi refineries' gasoline and distillate production, but only if the combined throughput in these pipelines is less than 110,000 barrels per day;

  —
  transport in the Pettus to San Antonio refined product pipeline 25% of the Three Rivers refinery gasoline and distillate production and in the Pettus to Corpus Christi refined product pipeline 90% of the Three Rivers refinery raffinate production;

  —
  use the Houston asphalt terminal for an aggregate of 7% of the asphalt production of the Corpus Christi refineries;

  —
  use the Edinburg refined product terminal for an aggregate of 7% of the gasoline and distillate production of the Corpus Christi refineries, but only if the throughput at this terminal is less than 20,000 barrels per day; and

  —
  use the San Antonio east terminal for 75% of the throughput in the Pettus to San Antonio refined product pipeline.

        In the event Valero Energy does not transport in Valero L.P.'s pipelines or use Valero L.P.'s terminals to handle the minimum volume requirements, and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. In 2003, Valero Energy indicated to Valero L.P. that the segment of the Corpus Christi to Edinburg refined product pipeline that runs approximately 60 miles south from Corpus Christi to Seeligson Station required repair and replacement. Valero Energy agreed to indemnify Valero L.P. for any costs Valero L.P. incurs to repair and replace this segment in excess of $1.5 million, excluding costs to upgrade the size of the pipe, which is Valero L.P.'s responsibility. This repair and replacement project became operational in the fourth quarter of 2004.

  Other Operating Agreements

        Other operating agreements between Valero L.P. and Valero Energy include:

  •
  A hydrogen tolling agreement, which provides that Valero Energy will pay Valero L.P. minimum annual revenues of $1.4 million for transporting crude hydrogen from the BOC Group's chemical facility in Clear Lake, Texas to Valero Energy's Texas City refinery.

  •
  A terminal storage and throughput agreement related to the Pittsburg asphalt terminal, which provides that Valero Energy will pay Valero L.P. a monthly lease fee of $0.2 million, a minimum annual throughput fee of $0.4 million and will reimburse Valero L.P. for utility costs.

  •
  In conjunction with the Royal Trading acquisition in February 2004, Valero L.P. entered into a five-year terminal storage and throughput agreement with Valero Energy. The agreement provides a base throughput and blending fee schedule with volume incentive discounts once certain thresholds are met. In addition, Valero Energy has agreed to utilize the acquired terminals for a minimum of 18.5% of the McKee and Ardmore refineries' aggregate asphalt production.

  •
  Valero L.P. and Valero Energy entered into a one-year shell barrel capacity lease agreement on January 1, 2004 for the 1.6 million barrels of capacity at the Corpus Christi North Beach storage facility, renewable annually. The use of this storage facility was previously included as part of the crude oil pipeline tariff for the Corpus Christi to Three Rivers crude oil pipeline.

  •
  Valero Logistics Operations and VMSC entered into a five-year terminal service agreement on September 20, 2006, with respect to the terminalling facility at St. James, Louisiana. Pursuant to the St. James Terminal Agreement, Valero Logistics Operations will provide crude oil storage and blending services to VMSC for a minimum throughput fee of $1.175 million per month, plus $0.08 per barrel throughput in excess of 4 million barrels per month and $0.03 per barrel blended.

  •
  Valero L.P. has other minor storage and throughput contracts with Valero Energy resulting from the Kaneb acquisition.

  Summary of Transactions with Valero Energy

        Valero L.P. has related party transactions with Valero Energy for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, certain employee costs, insurance costs, administrative costs, and rent expense. On the consolidated balance sheet of Valero L.P. and its subsidiaries included elsewhere in this prospectus, the balance of the account receivable from Valero Energy as of December 31, 2002 and through March 18, 2003 represented the net amount due for these related party transactions and the net cash collected under Valero Energy's centralized cash management program on Valero L.P.'s behalf. Beginning March 19, 2003, the balance of the account receivable from Valero Energy represents amounts due for pipeline tariff, terminalling fee and crude oil storage tank fee revenues, and the balance of the account payable to Valero Energy represents amounts due for employee costs, insurance costs, operating expenses, administrative costs and rent expense.

        The following table summarizes Valero L.P.'s related party transactions with Valero Energy for the periods indicated (dollars in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Revenues	$178,605	$217,608	$234,485	$176,694	$194,262
Operating expenses	24,196	31,960	60,921	38,907	68,559
General and administrative expenses	6,110	10,539	19,356	12,708	20,767

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

General

        Conflicts of interest may arise in the future as a result of the relationships among us, Valero L.P. and our respective affiliates. Our directors and officers have fiduciary duties to manage our business in a manner beneficial to us and our unitholders. All of our executive officers and two of our directors also serve as executive officers or directors of Valero GP, LLC. For example, William E. Greehey is the Chairman of the Board of each of us, Valero GP, LLC and Valero Energy and Stan McLelland is a director of ours and of Valero GP, LLC. As a result, these executive officers and directors have fiduciary duties to manage the business of Riverwalk Logistics, L.P. and Valero L.P. in a manner beneficial to Valero L.P. and its partners. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to Valero L.P., on the one hand, and us, on the other hand, are in conflict.

        The resolution of these conflicts may not always be in our best interest or that of our unitholders.

Potential Future Conflicts

        Whenever a conflict arises between us, on the one hand, and any affiliated entities, including Valero L.P., on the other hand, our board of directors may resolve that conflict. Our limited liability company agreement authorizes our board of directors to establish a conflicts committee, consisting solely of independent directors, which will be responsible for reviewing transactions involving potential conflicts of interest. Our independent directors are not the same independent directors who serve on the conflicts committee of either Valero L.P. or Valero GP, LLC. Our board of directors may, but is not required to, seek the approval of such resolution from the conflicts committee of our board of directors.

        Our board of directors will not be in breach of its obligations under the limited liability company agreement or its duties to us or our unitholders if the resolution of the conflict is:

  •
  approved by the conflicts committee, although our board of directors is not obligated to seek such approval;

  •
  approved by the vote of a majority of the outstanding units held by disinterested parties;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Our board of directors may, but is not required to, seek the approval of such resolution from the conflicts committee. If our board of directors does not seek approval from the conflicts committee and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any unitholder, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our limited liability company agreement requires someone to act in good faith, it requires that person to believe that he is acting in our best interests.

        Conflicts of interest could arise in the situations described below, among others:

  We may compete with Valero L.P. and Valero Energy for the time and effort of our Chairman and officers who also serve Valero L.P. and Valero Energy.

        There could be material competition for the time and effort of the directors, officers and employees who provide services to us and Valero GP, LLC on the one hand, and Valero L.P. or Valero Energy and its affiliates, on the other hand. Our officers are not required to work full time on our affairs or the affairs of Valero GP, LLC and may devote significant time to the affairs of Valero L.P. or Valero Energy or its affiliates.

  Valero Energy may purchase assets or receive services from Valero L.P., giving rise to conflicts of interest.

        Valero Energy's interest as a purchaser of assets or recipient of services in transactions involving Valero L.P. could conflict with Valero L.P.'s interest as a seller of these assets or provider of these services. Valero L.P. would want to receive the highest possible price, and Valero Energy would want to pay the lowest possible price for these assets or services.

  Owners of the units will have no right to enforce obligations of Valero L.P., Valero Energy or their affiliates under any agreements with us.

        Any agreements between us on the one hand, and Valero L.P. or Valero Energy and its affiliates, on the other hand, will not grant to the holders of our units any right to enforce the obligations of such other parties in our favor.

  Contracts between us, on the one hand, and Valero L.P., Valero Energy and their respective affiliates, on the other hand, may not be the result of an arm's-length negotiation.

        Neither the limited liability company agreement nor any of the other contracts or arrangements between us, Valero Energy and its subsidiaries or Valero L.P. are, or will be, the result of arm's-length negotiations.

  Valero Energy and its affiliates may compete with Valero L.P.

        Upon completion of this offering, Valero Energy and its affiliates will no longer be prohibited from engaging in the business of transporting crude oil or refined petroleum products (including petrochemicals) or operating crude oil storage or refined petroleum products terminalling assets in the United States. As a result, Valero Energy could directly compete with Valero L.P., which could cause conflicts of interest among these entities and adversely impact Valero L.P.'s results of operations and cash available for distribution and therefore, our cash available for distribution.

        We entered into a Non-Compete Agreement with Valero L.P. on July 19, 2006. Under the Non-Compete Agreement, we have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. has a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminalling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity.

  Fiduciary Duties

        Our limited liability company agreement provides that our business and affairs shall be managed under the direction of our board of directors, which shall have the power to appoint our officers. Our limited liability company agreement further provides that the authority and function of our board of directors and officers shall be identical to the authority and functions of a board of directors and officers of a corporation organized under the Delaware General Corporation Law, or DGCL. Our limited liability company agreement contains provisions that modify and limit our directors' fiduciary duties to our unitholders. Specifically, our directors will not have any liability to us or our unitholders for decisions made in good faith, meaning they believed the decision was in our best interests. Our limited liability company agreement also provides that our board of directors will not be liable for monetary damages to us or our unitholders for any acts or omissions, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the board of directors acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such conduct was unlawful. Our limited liability company agreement establishes a conflicts committee of our board of directors, consisting solely of independent directors, which will be authorized to review transactions involving potential conflicts of interest. If the conflicts committee approves such a transaction, or if a transaction is on terms generally available from third parties, or an action is taken that is fair and reasonable to the company, you will not be able to assert that such approval constituted a breach of fiduciary duties owed to you by our directors and officers.

DESCRIPTION OF OUR UNITS

        Our units represent limited liability company membership interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to members under our limited liability company agreement. For a description of the relative rights and preferences of holders of units and to cash distributions, please read "Our Cash Distribution Policy and Restrictions on Distributions." For a description of the rights and privileges of unitholders under our limited liability company agreement, including voting rights, please read "Description of Our Limited Liability Company Agreement."

Transfer Agent and Registrar

        Computershare will serve as registrar and transfer agent for the units. We pay all fees charged by the transfer agent for transfers of units, except the following that must be paid by unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

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  special charges for services requested by a holder of a unit; and

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  other similar fees or charges.

        There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, and its agents, and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

        The transfer agent may at any time resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Transfer of Units

        By transfer of our units in accordance with our limited liability company agreement, each transferee of our units will be admitted as a unitholder with respect to the units transferred when such transfer and admission is reflected in our books and records. Additionally, each transferee of our units:

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  becomes the record holder of the units;

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  represents that the transferee has the capacity, power and authority to enter into and become bound by our limited liability company agreement;

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  automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our limited liability company agreement;

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  grants powers of attorney to our officers and any liquidator of our company as specified in the limited liability company agreement; and

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  makes the consents and waivers contained in our limited liability company agreement.

        An assignee will become a substituted member of our limited liability company for the transferred units automatically upon the recording of the transfer on our books and records. Management will cause any transfers to be recorded on our books and records no less frequently than quarterly.

        We may, at our discretion, treat the nominee holder of a unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted member of our limited liability company for the transferred units.

        Until a unit has been transferred on our books, we and the transfer agent, notwithstanding any notice to the contrary, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Rights Agreement

        We have a rights agreement under which one preferred unit purchase right is attached to each outstanding unit. The rights become exercisable under specified circumstances, including any person or group (an "acquiring person") becoming the beneficial owner of 15% or more of our outstanding units, subject to specified exceptions. Each right entitles the registered holder to purchase from us one one-hundredth of a unit of Junior Participating Preferred Units, Series I, at an exercise price of $100 per unit, subject to adjustment under specified circumstances. If events specified in the rights agreement occur, each holder of rights other than the acquiring person can exercise their rights. When a holder exercises a right, the holder will be entitled to receive units valued at twice the exercise price of the right. In some cases, the holder will receive cash, property or other securities instead of units. We may redeem the rights for $0.001 per right at any time prior to the tenth day after a person or group becomes an acquiring person.

DESCRIPTION OF OUR LIMITED LIABILITY COMPANY AGREEMENT

        The following is a summary of the material provisions of our limited liability company agreement. The form of our limited liability company agreement is included as Appendix A in this prospectus. We will provide prospective investors with a copy of the form of this agreement upon request at no charge.

        We summarize the following provisions of our limited liability company agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Our Cash Distribution Policy and Restrictions on Distributions";

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  with regard to rights of holders of units, please read "Description of Our Units";

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  with regard to the election of members of our board of directors, please read "Management—Valero GP Holdings, LLC—Our Board of Directors"; and

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  with regard to allocations of taxable income and other matters, please read "Material Tax Consequences."

Organization and Duration

        Our company was formed in June 2000 as UDS Logistics. We changed our name to Valero GP Holdings in January 2006 and will remain in existence until dissolved in accordance with our limited liability company agreement.

Purpose

        Under our limited liability company agreement, we are permitted to engage in any business activity that lawfully may be conducted by a limited liability company organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that our management shall not cause us to engage, directly or indirectly, in any business activity that our board of directors determines would cause us or Valero L.P. to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Fiduciary Duties

        Please read "Conflicts of Interest and Fiduciary Duties—Potential Future Conflicts—Fiduciary Duties."

Agreement to be Bound by Limited Liability Company Agreement; Power of Attorney

        By purchasing a unit in us, you will be admitted as a unitholder of our company and will be deemed to have agreed to be bound by the terms of our limited liability company agreement. Pursuant to this agreement, each unitholder and each person who acquires a unit from a unitholder grants to our board of directors (and, if appointed, a liquidator) a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our board of directors the authority to make certain amendments to, and to make consents and waivers under and in accordance with, our limited liability company agreement.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

        Unlawful Distributions.    The Delaware Limited Liability Company Act, which we refer to in this prospectus as the Delaware LLC Act, provides that a unitholder who receives a distribution, and knew at the time of the distribution, that the distribution was in violation of the Delaware LLC Act shall be liable to the company for the amount of the distribution for three years. Under the Delaware LLC Act, a limited liability company may not make a distribution to a unitholder if, after the distribution, all liabilities of the company, other than liabilities to unitholders on account of their membership interests and liabilities for which the recourse of creditors is limited to specific property of the company, would exceed the fair value of the assets of the company. For the purpose of determining the fair value of the assets of a company, the Delaware LLC Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the company only to the extent that the fair value of that property exceeds the nonrecourse liability. Under the Delaware LLC Act, an assignee who becomes a substituted unitholder of a company is liable for the obligations of his assignor to make contributions to the company, except the assignee is not obligated for liabilities unknown to him at the time he became a unitholder and that could not be ascertained from the limited liability company agreement.

        Failure to Comply with the Limited Liability Provisions of Jurisdictions in Which We Do Business.    Our subsidiaries and Valero L.P. will initially conduct business in 29 states. We, our subsidiaries or Valero L.P. may decide to conduct business in other states, and maintenance of limited liability for us, as a member, or partner, as the case may be, of our subsidiaries and through our indirect ownership of Valero L.P.'s general partner, may require compliance with legal requirements in the jurisdictions in which the subsidiaries or Valero L.P. conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of unitholders for the obligations of a limited liability company have not been clearly established in many jurisdictions. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of our unitholders.

Voting Rights

        The following matters require the unitholder vote specified below:

Election of members of the board of directors
We currently have three directors. Our limited liability company agreement provides that we will have a board of no more than 12 members. Holders of our units, voting together as a single class, will elect our directors. Please read "—Election of Members of Our Board of Directors."
Staggered board
We will have a staggered board of directors as a result of which only a portion of the members of the board of directors will be elected each year. Removal of directors will require a meeting of unitholders and cannot be done by written consent. Please read "—Anti-Takeover Provisions."
Issuance of additional units	No approval right.
Amendment of the limited liability company agreement
Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read "—Amendment of Our Limited Liability Company Agreement."
Merger of our company or the sale of all or substantially all of our assets	Unit majority. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution of our company	Unit majority. Please read "—Termination and Dissolution."

        Matters requiring the approval of a "unit majority" require the approval of a majority of the units.

Issuance of Additional Securities

        Our limited liability company agreement authorizes us to issue an unlimited number of additional securities and rights to buy securities for the consideration of and on the terms and conditions determined by our board of directors without the approval of the unitholders.

        It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our distributions of available cash. In addition, the issuance of additional units or other equity securities may dilute the value of the interests of the then-existing holders of units in our net assets.

        In accordance with Delaware law and the provisions of our limited liability company agreement, we may also issue additional securities that, as determined by our board of directors, may have special voting rights to which the units are not entitled.

        The holders of units will not have preemptive rights to acquire additional units or other securities.

Election of Members of Our Board of Directors

        The current member and the independent members of the board of directors will serve staggered terms, as a result of which only a portion of the board of directors will be elected each year.

Removal of Members of Our Board of Directors

        Any director may be removed, with or without cause, by the holders of a majority of the units then entitled to vote at an election of directors. Removal of directors will require a meeting of unitholders and cannot be done by written consent.

Amendment of Our Limited Liability Company Agreement

        General.    Amendments to our limited liability company agreement may be proposed only by, or with the consent of, our board of directors. To adopt a proposed amendment, other than the amendments discussed below, our board of directors is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our unitholders to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

        Prohibited Amendments.    No amendment may be made that would:

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  enlarge the obligations of any unitholder without its consent, unless approved by at least a majority of the type or class of member interests so affected;

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  provide that we are not dissolved upon an election to dissolve our company by our board of directors that is approved by a unit majority;

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  change the term of existence of our company; or

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  give any person the right to dissolve our company other than our board of directors' right to dissolve our company with the approval of a unit majority.

        The provision of our limited liability company agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 75% of the outstanding units, voting together as a single class.

        No Unitholder Approval.    Our board of directors may generally make amendments to our limited liability company agreement without the approval of any unitholder or assignee to reflect:

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  a change in our name, the location of our principal place of our business, our registered agent or our registered office;

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  the admission, substitution, withdrawal or removal of members in accordance with our limited liability company agreement;

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  the merger of our company or any of its subsidiaries into, or the conveyance of all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity;

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  a change that our board of directors determines to be necessary or appropriate for us to qualify or continue our qualification as a company in which our members have limited liability under the laws of any state or to ensure that neither we, our operating subsidiaries nor any of their subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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  an amendment that is necessary, in the opinion of our counsel, to prevent us, members of our board, or our officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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  an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional securities or rights to acquire securities;

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  any amendment expressly permitted in our limited liability company agreement to be made by our board of directors acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our limited liability company agreement;

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  any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our limited liability company agreement;

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  a change in our fiscal year or taxable year and related changes;

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  a merger, conversion or conveyance effected in accordance with the limited liability company agreement; and

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  any other amendments substantially similar to any of the matters described in the clauses above.

        In addition, our board of directors may make amendments to our limited liability company agreement without the approval of any unitholder or assignee if our board of directors determines that those amendments:

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  do not adversely affect the unitholders (including any particular class of unitholders as compared to other classes of unitholders) in any material respect;

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  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or appropriate to facilitate the trading of units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the units are or will be listed for trading, compliance with any of which our board of directors deems to be in the best interests of us and our unitholders;

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  are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our limited liability company agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of our limited liability company agreement or are otherwise contemplated by our limited liability company agreement.

        Opinion of Counsel and Unitholder Approval.    Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to our unitholders or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "—Amendment of Our Limited Liability Company Agreement" should occur. No other amendments to our limited liability company agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any unitholder of our company.

        Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of unitholders whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        Our board of directors is generally prohibited, without the prior approval of the holders of a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction, or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries, provided that our board of directors may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our board of directors may also sell all or substantially all of our assets under a foreclosure or other realization upon the encumbrances above without that approval.

        If the conditions specified in the limited liability company agreement are satisfied, our board of directors may merge our company or any of its subsidiaries into, or convey all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the limited liability company agreement or applicable Delaware law in the event of a merger or consolidation, a sale of all or substantially all of our assets or any other transaction or event.

Termination and Dissolution

        We will continue as a company until terminated under our limited liability company agreement. We will dissolve upon: (1) the election of our board of directors to dissolve us, if approved by the holders of a unit majority; (2) the sale, exchange or other disposition of all or substantially all of the assets and properties of our company and our subsidiaries; or (3) the entry of a decree of judicial dissolution of our company.

Liquidation and Distribution of Proceeds

        Upon our dissolution, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy of Valero L.P.—Distributions of Cash upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to unitholders in kind if it determines that a sale would be impractical or would cause undue loss to our unitholders.

Anti-Takeover Provisions

        Our limited liability company agreement contains specific provisions that are intended to discourage a person or group from attempting to take control of our company without the approval of our board of directors. Specifically, our limited liability company agreement provides that we will elect to have Section 203 of the DGCL apply to transactions in which an interested unitholder (as described below) seeks to enter into a merger or business combination with us. Under this provision, such a holder will not be permitted to enter into a merger or business combination with us unless:

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  prior to such time, our board of directors approved either the business combination or the transaction that resulted in the unitholder's becoming an interested unitholder;

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  upon consummation of the transaction that resulted in the unitholder's becoming an interested unitholder, the interested unitholder owned at least 85% of our outstanding units at the time the transaction commenced, excluding for purposes of determining the number of units outstanding those units owned:

    •
    by persons who are directors and also officers; and

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    by employee unit plans in which employee participants do not have the right to determine confidentially whether units held subject to the plan will be tendered in a tender or exchange offer; or

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    at or subsequent to such time the business combination is approved by our board of directors and authorized at an annual or special meeting of our unitholders (and not by written consent), by the affirmative vote of at least a majority of our outstanding voting units that are not owned by the interested unitholder.

        Section 203 defines "business combination" to include:

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  any merger or consolidation involving the company and the interested unitholder;

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  any sale, transfer, pledge or other disposition of 10% or more of the assets of the company involving the interested unitholder;

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  subject to certain exceptions, any transaction that results in the issuance or transfer by the company of any units of the company to the interested unitholder;

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  any transaction involving the company that has the effect of increasing the proportionate share of the units of any class or series of the company beneficially owned by the interested unitholder; or

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  the receipt by the interested unitholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the company.

        In general, by reference to Section 203, an "interested unitholder" is any entity or person who, or which, beneficially owns (or within three years did own) 15% or more of the outstanding voting units of the company and any entity or person affiliated with or controlling or controlled by such entity or person.

        Our limited liability company agreement also provides that if any person or group other than our affiliates acquires beneficial ownership of 20% or more of any class of our units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires all of its units from our affiliates and any transferees of that person or group approved by our board of directors or to any person or group who acquires the units with the prior approval of our board of directors.

        Additionally, our limited liability company agreement provides for a staggered board of directors and the adoption of preferred unit purchase rights. Please read "Risk Factors—Risks Inherent in an Investment in Us—Anti-takeover provisions in our limited liability company agreement and our rights agreement may make an acquisition of us more complicated and the removal and replacement of our directors and executive officers more difficult."

        The existence of these provisions would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for units held by unitholders.

Limited Call Right

        If at any time our affiliates own more than 80% of the then-issued and outstanding membership interests of any class, our affiliates will have the right, which such affiliate may assign in whole or in part to one or more affiliates or to us, to acquire all, but not less than all, of the remaining membership interests of the class as of a record date to be selected by our management, on at least 10 but not more than 60 days' notice. The unitholders are not entitled to dissenters' rights of appraisal under the limited liability company agreement or applicable Delaware law if this limited call right is exercised. The purchase price in the event of this purchase is the greater of:

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  the highest cash price paid by our affiliates for any membership interests of the class purchased within the 90 days preceding the date on which our affiliates first mail notice of their election to purchase those membership interests; or

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  the closing market price as of the date three days before the date the notice is mailed.

        As a result of this limited call right, a holder of membership interests in our company may have his membership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read "Material Tax Consequences—Disposition of Units."

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our unitholders and to act upon matters for which approvals may be solicited.

        All notices of meetings of unitholders shall be sent or otherwise given in accordance with our limited liability company agreement not less than 10 nor more than 60 days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of a special meeting, the general nature of the business to be transacted (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual meeting, those matters which the board of directors, at the time of giving the notice, intends to present for action by the unitholders (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the board of directors intends to present for election. Any previously scheduled meeting of the unitholders may be postponed, and any special meeting of the unitholders may be cancelled, by resolution of the board of directors upon public notice given prior to the date previously scheduled for such meeting of unitholders.

        Any action required or permitted to be taken by our unitholders must be effected at a duly called annual or special meeting of unitholders and may not be effected by any consent in writing by such unitholders.

        Meetings of the unitholders may be called only by a majority of our board of directors. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum shall be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in us, although additional units having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, if at any time any person or group, other than our affiliates, or a direct or subsequently approved transferee of our affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name accounts will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our limited liability company agreement will be delivered to the record holder by us or by the transfer agent.

Non-Citizen Assignees; Redemption

        If we or any of our subsidiaries are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our board of directors, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any unitholder or assignee, we may redeem, upon 30 days' advance notice, the units held by the unitholder or assignee at their current market price. To avoid any cancellation or forfeiture, our board of directors may require each unitholder or assignee to furnish information about his nationality, citizenship or related status. If a unitholder or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our board of directors determines after receipt of the information that the unitholder or assignee is not an eligible citizen, the unitholder or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted unitholder, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under our limited liability company agreement and subject to specified limitations, we will indemnify to the fullest extent permitted by Delaware law, from and against all losses, claims, damages or similar events, any person who is or was (1) a member, partner, officer, director, tax matters partner, fiduciary or trustee of us or any of our subsidiaries, (2) any person who is or was serving at our request as an officer, director, member, partner, tax matters partner, fiduciary or trustee of another person and (3) any person we designate as an indemnitee under the limited liability company agreement.

        Any indemnification under our limited liability company agreement will only be out of our assets. We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our limited liability company agreement.

Books and Reports

        We are required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

        We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of unitholders can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

        Our limited liability company agreement provides that a unitholder can, for a purpose reasonably related to his interest as a unitholder, upon reasonable demand and at his own expense, have furnished to him:

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  a current list of the name and last known address of each unitholder;

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  a copy of our tax returns;

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  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each unitholder and the date on which each became a unitholder;

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  copies of our limited liability company agreement, the certificate of formation of the company, any related amendments and powers of attorney under which they have been executed;

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  information regarding the status of our business and financial condition; and

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  any other information regarding our affairs as is just and reasonable.

        Our board of directors may, and intends to, keep confidential from our unitholders information that it believes to be in the nature of trade secrets or other information, the disclosure of which our board of directors believes in good faith is not in our best interests, information that could damage our company or our business, or information that we are required by law or by agreements with a third party to keep confidential.

Registration Rights

        Under our limited liability company agreement, we have agreed to register for resale under the Securities Act of 1933, as amended and applicable state securities laws any units proposed to be sold by the subsidiaries of Valero Energy or any of their affiliates if an exemption from the registration requirements is not otherwise available. We are obligated to pay all costs and expenses incidental to any such registration and offering on behalf of such subsidiaries or affiliates of Valero Energy, excluding underwriting discounts and commissions.

MATERIAL PROVISIONS OF VALERO L.P.'S PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of the Valero L.P. partnership agreement. Valero L.P.'s partnership agreement is included as an exhibit to the registration statement of which this prospectus constitutes a part.

Organization and Duration

        Valero L.P. was organized in December 1999 and will continue until dissolved under the terms of its partnership agreement.

Purpose

        Valero L.P.'s stated purposes under its partnership agreement are to serve as a partner of its operating partnership and to engage in any business activities that may be engaged in by its operating partnership or that are approved by the general partner, provided that the general partner must reasonably determine that such activity generates or enhances the operations of an activity that generates "qualifying income," as this term is defined in Section 7704 of the Internal Revenue Code.

        Valero L.P.'s general partner is authorized in general to perform all acts deemed necessary to carry out Valero L.P.'s purposes and to conduct Valero L.P.'s business.

Power of Attorney

        Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to the general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for the qualification, continuance or dissolution of Valero L.P. The power of attorney also grants the general partner and the liquidator the authority to amend the partnership agreement, and to make consents and waivers under the partnership agreement.

Capital Contributions

        Valero L.P.'s unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

        Assuming that a limited partner does not participate in the control of Valero L.P.'s business within the meaning of the Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware law, and that he otherwise acts in conformity with the provisions of Valero L.P.'s partnership agreement, his liability under the Delaware law will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to Valero L.P. for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right or exercise of the right by the Valero L.P. limited partners as a group

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  to remove or replace the general partner;

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  to approve some amendments to the partnership agreement; or

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  to take other action under the partnership agreement;

constituted "participation in the control" of Valero L.P.'s business for the purposes of the Delaware law, then the limited partners could be held personally liable for Valero L.P.'s obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with Valero L.P. who reasonably believe that the limited partner is a general partner.

Neither Valero L.P.'s partnership agreement nor the Delaware law specifically provides for legal recourse against the general partner if a limited partner were to lose limited liability through any fault of the general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware law, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware law provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware law provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware law shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Valero L.P.'s operating subsidiaries conduct business or own assets in the United States, Canada, Mexico, the Netherland Antilles, the Netherlands and the United Kingdom. Maintenance of Valero L.P.'s limited liability as a limited partner or member, respectively, of its operating subsidiaries, may require compliance with legal requirements in the jurisdictions in which the operating subsidiary conducts business. Limitations on the liability of limited partners or members for the obligations of a limited partner or member have not been clearly established in many jurisdictions. If it were determined that Valero L.P. was, by virtue of Valero L.P.'s ownership interest in the operating subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace Valero L.P.'s general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of Valero L.P.'s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for Valero L.P.'s obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. Valero L.P. will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

        Valero L.P.'s partnership agreement authorizes Valero L.P. to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by the general partner in its sole discretion without the approval of any limited partners.

        It is possible that Valero L.P. will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units Valero L.P. issues will be entitled to share equally with the then-existing holders of common units in Valero L.P.'s distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in Valero L.P.'s net assets.

        There are no restrictions under the partnership agreement on the ability of the general partner to issue common units or common units junior or senior to the common units.

        In accordance with Delaware law and the provisions of the partnership agreement, Valero L.P. may also issue additional partnership securities that, in the sole discretion of the general partner, may have special voting rights to which the common units are not entitled.

        Upon issuance of additional partnership securities, the general partner will be required to make additional capital contributions to the extent necessary to maintain its combined 2% general partner interest in Valero L.P. and Valero Logistics Operations. Moreover, the general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that Valero L.P. issues those securities to persons other than the general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

  General

        Amendments to the partnership agreement may be proposed only by or with the consent of the general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, the general partner is required to seek written approval of the holders of the number of common units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of the common units.

        We refer to the voting provision described above as a "unit majority."

  Prohibited Amendments

        No amendment may be made that would:

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  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

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  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by Valero L.P. to the general partner or any of its affiliates without the consent of the general partner, which may be given or withheld in its sole discretion;

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  change the term of Valero L.P.;

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  provide that Valero L.P. is not dissolved upon an election to dissolve Valero L.P. by the general partner that is approved by the holders of a majority of the outstanding common units; or

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  give any person the right to dissolve Valero L.P. other than the general partner's right to dissolve Valero L.P. with the approval of the holders of a majority of the outstanding common units.

        The provision of the partnership agreement preventing the amendments having the effects described in the five bullets above can be amended upon the approval of the holders of at least 90% of the outstanding common units voting together as a single class.

  No Unitholder Approval

        The general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

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  a change in the name of Valero L.P., the location of the principal place of business of Valero L.P., the registered agent or the registered office of Valero L.P.;

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  the admission, substitution, withdrawal or removal of partners in accordance with the partnership agreement;

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  a change that, in the sole discretion of the general partner, is necessary or advisable to qualify or continue the qualification of Valero L.P. as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Valero L.P. nor Valero Logistics Operations will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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  an amendment that is necessary, in the opinion of counsel to Valero L.P., to prevent Valero L.P., the general partner, Valero GP, LLC, or any of the directors, officers, agents or trustees of Valero GP, LLC from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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  subject to the limitations on the issuance of additional common units or other limited or general partner interests described above, an amendment that in the discretion of the general partner is necessary or advisable for the authorization of additional limited or general partner interests;

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  any amendment expressly permitted in the partnership agreement to be made by the general partner acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

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  any amendment that, in the discretion of the general partner, is necessary or advisable for the formation by Valero L.P. of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by the partnership agreement;

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  a change in the fiscal year or taxable year of Valero L.P. and related changes; and

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  any other amendments substantially similar to any of the matters described above.

        In addition, the general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of the general partner:

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  do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

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  are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which the general partner deems to be in the best interests of Valero L.P. and the limited partners;

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  are necessary or advisable for any action taken by the general partner relating to splits or combinations of common units under the provisions of the partnership agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of the partnership agreement or are otherwise contemplated by the partnership agreement.

  Opinion of Counsel and Unitholder Approval

        The general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in Valero L.P. being treated as an entity for federal income tax purposes if one of the amendments described above under "—Amendment of the Partnership Agreement" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the common units unless Valero L.P. obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in Valero L.P. or cause Valero L.P. or its operating subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

        Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding common units in relation to other classes of common units will require the approval of at least a majority of the type or class of common units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

  Merger/Consolidation

        A merger or consolidation of Valero L.P. requires the prior approval of Valero L.P.'s general partner. The general partner must also approve the merger agreement, which must include certain information as set forth in Valero L.P.'s partnership agreement. Once approved by the general partner, the merger agreement must be submitted to a vote of Valero L.P.'s limited partners, and the merger agreement will be approved upon receipt of the affirmative vote or consent of the holders of a unit majority (unless the affirmative vote of the holders of a greater percentage is required under the merger agreement or Delaware law).

        Unit Majority. A unit majority consists of at least a majority of the outstanding common units.

  Disposal of Assets

        Except in connection with a dissolution and liquidation of the partnership or a duly approved merger, Valero L.P.'s general partner may not (a) sell, exchange or otherwise dispose of all or substantially all of Valero L.P.'s assets in a single transaction or a series of related transactions, or (b) approve on behalf of the partnership the sale, exchange or other disposition of all or substantially all of the assets of the operating partnership without the approval of the holders of a unit majority. However, the general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the partnership or operating partnership without the approval of the unitholders. In addition, the general partner may sell any or all of the assets of the partnership or operating partnership in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of the unitholders.

Termination and Dissolution

        Valero L.P. will continue in existence as a limited partnership until terminated under its partnership agreement. Valero L.P. will dissolve upon:

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  the election of the general partner to dissolve Valero L.P., if approved by the holders of common units representing a unit majority;

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  the sale, exchange or other disposition of all or substantially all of the assets and properties of Valero L.P.;

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  the entry of a decree of judicial dissolution of Valero L.P.; or

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  the withdrawal or removal of the general partner or any other event that results in its ceasing to be the general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

        Upon a dissolution under the last clause above, the holders of common units representing a unit majority may also elect, within specific time limitations, to reconstitute Valero L.P. and continue its business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of common units representing a unit majority, subject to receipt by Valero L.P. of an opinion of counsel to the effect that:

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  the action would not result in the loss of limited liability of any limited partner; and

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  neither Valero L.P., the reconstituted limited partnership, nor any operating subsidiary would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon its dissolution, unless Valero L.P. is reconstituted and continued as a new limited partnership, the liquidator authorized to wind up Valero L.P.'s affairs will, acting with all of the powers of the general partner that the liquidator deems necessary or desirable in its judgment, liquidate Valero L.P.'s assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy of Valero L.P.—Distributions of Cash upon Liquidation." The liquidator may defer liquidation or distribution of Valero L.P.'s assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of the General Partner

        Except as described below, Valero L.P.'s general partner has agreed not to withdraw voluntarily as general partner of Valero L.P. or as the general partner of any operating subsidiary prior to March 31, 2011 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after March 31, 2011, Valero L.P.'s general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, Valero L.P.'s general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than the general partner and its affiliates. In addition, the partnership agreement permits the general partner in some instances to sell or otherwise transfer all of its general partner interest in Valero L.P. without the approval of the unitholders. Please read "—Transfer of General Partner Interests."

        Upon the withdrawal of the general partner under any circumstances, other than as a result of a transfer of all or a part of its general partner interest in Valero L.P., the holders of common units representing a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Valero L.P. will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units agree in writing to continue the business of Valero L.P. and to appoint a successor general partner. Please read "—Termination and Dissolution."

        If the general partner withdraws under circumstances where such withdrawal does not violate the partnership agreement, and a successor general partner is elected under the terms of the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests and incentive distribution rights for cash. If the general partner withdraws under circumstances where such withdrawal does violate the partnership agreement, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner. If such general partner interests and incentive distribution rights are not purchased by the successor general partner, they will be converted into common units.

        The general partner may not be removed unless that removal is approved by the vote of the holders of not less than a majority of the outstanding common units, and Valero L.P. receives an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units.

        If the general partner is removed under circumstances where cause does not exist, and a successor general partner is elected under the partnership agreement, the departing general partner will have the option to require the successor general partner to purchase its general partner interests and incentive distribution rights for cash. If the general partner is removed under circumstances where cause does exist, and a successor general partner is elected, the successor general partner will have the option to purchase the general partner interests and incentive distribution rights of the departing general partner. If the general partner interests and incentive distribution rights are not purchased by the successor general partner, they will be converted into common units.

        "Cause" is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as the general partner.

        Withdrawal or removal of the general partner of Valero L.P. also constitutes withdrawal or removal of the general partner of Valero Logistics Operations.

        In addition, Valero L.P. will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner for the benefit of Valero L.P.

Transfer of General Partner Interests

        Prior to March 31, 2011, Valero L.P.'s general partner may not transfer all or any part of its general partner interest unless such transfer (a) has been approved by the prior written consent or vote of the holders of at least a majority of the outstanding common units (excluding any common units held by the general partner or its affiliates) or (b) is of all, but not less than all, of its general partner interest to (i) an affiliate of the general partner or (ii) another person in connection with the merger or consolidation of the general partner with or into such person or the transfer by the general partner of all or substantially all of its assets to such person.

        On or after March 31, 2011, Valero L.P.'s general partner may transfer all or any part of its general partner interest in Valero L.P. without unitholder approval.

        No transfer by Valero L.P.'s general partner of all or any part of its general partner interest is permitted unless (a) the transferee agrees to assume the rights and duties of the general partner and be bound by the partnership agreement and (b) the partnership receives an opinion of counsel regarding limited liability and tax matters.

Change of Management Provisions

        Valero L.P.'s partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the general partner or otherwise change management, including the following:

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  Any units held by a person that owns 20% or more of any class of units then outstanding, other than the general partner and its affiliates, cannot be voted on any matter.

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  The partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about the partnership's operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

Limited Call Right

        If at any time Valero L.P.'s general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, the general partner will have the right (which right it may assign and transfer to the partnership or any affiliate of the general partner) to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests to be purchased by the general partner will be selected by the general partner, and the general partner must mail notice of its election to purchase the interests to the holders of such interests at least 10 but not more than 60 days prior to the purchase date. The purchase price in the event of a purchase under these provisions would be the greater of (a) the current market price (as defined in the partnership agreement) of the limited partner interests of that class as of the date three days prior to the date the general partner mails notice of its election to purchase the interests and (b) the highest price paid by the general partner or any of its affiliates for any limited partner interest of that class purchased within the 90 days preceding the date the general partner mails notice of its election to purchase the interests.

Meetings; Voting

        Special meetings of Valero L.P.'s limited partners may be called by the general partner or by limited partners owning 20% or more of the outstanding limited partner interests of the class or classes for which a meeting is proposed. The general partner must send notice of any meeting to the limited partners, and a meeting may not be held less than 10 days nor more than 60 days after the mailing of the notice. For the purpose of determining the limited partners entitled to notice of, and to vote at, a meeting of the limited partners (or to give written approvals without a meeting as described below), the general partner will set a record date, which may not be less than 10 nor more than 60 days before the date of the meeting (or the date by which the limited partners are requested to submit written approvals). Only record holders of limited partner interests on such record date are entitled to notice of, and to vote at, a meeting of the limited partners (or to vote on any action to be taken without a meeting).

        If authorized by the general partner, any action that may be taken at a meeting of limited partners may be taken without a meeting by obtaining approval in writing of the necessary percentage of the limited partners that would be required to authorize or take the action at a meeting of the limited partners.

        Each record holder of a limited partner interest has a vote according to his percentage interest in the partnership. Limited partner interests held for a person's account by another person (such as a broker, dealer, or bank), in whose name such limited partner interests are registered, will be voted by such other person in favor of, and at the direction of, the beneficial owner unless the arrangement between such persons provides otherwise. Representation in person or by proxy of a majority of the outstanding limited partner interests of the class or classes for which a meeting has been called will constitute a quorum at such meeting (unless a particular action by the limited partners requires approval by a greater percentage of limited partner interests, in which case the quorum shall be such greater percentage). At any meeting at which a quorum is present, the act of the limited partners holding a majority of the outstanding limited partner interests entitled to vote at the meeting will be deemed to be the act of all the limited partners, unless a greater or different percentage is required under the partnership agreement, in which case the act of the limited partners holding such greater or different percentage of the outstanding limited partner interests will be required.

        Valero L.P. unitholders have no right to elect Valero L.P.'s general partner on an annual or other continuing basis. Valero L.P.'s partnership agreement explicitly authorizes the general partner to issue limited partner interests having special or superior voting rights without the consent of the limited partners.

Transfer of Units and Status as a Limited Partner or Assignee

        No transfer of Valero L.P. limited partner interests will be recognized by the partnership unless certificate(s) representing those limited partnership interests are surrendered and such certificates are accompanied by a duly executed transfer application. Each transferee of Valero L.P. limited partner interests must execute a transfer application whereby the transferee, among other things, requests admission as a substituted limited partner, makes certain representations, executes and agrees to comply with and be bound by the partnership agreement, and gives the consents and approvals and makes the waivers contained in the partnership agreement. Transferees may hold common units in nominee accounts.

        Once a transferee has executed and delivered a transfer application in accordance with the partnership agreement, the transferee becomes an assignee. An assignee becomes a limited partner upon the consent of the general partner and the recordation of the name of the assignee on Valero L.P.'s books and records. Such consent may be withheld in the sole discretion of the general partner. An assignee, pending its admission as a substituted limited partner, is entitled to an interest in Valero L.P. equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Valero L.P.'s general partner will vote and exercise, at the written direction of the assignee, other powers attributable to limited partner interests owned by an assignee who has not become a substituted limited partner.

        Transferees who do not execute and deliver transfer applications will be treated neither as assignees nor as record holders of limited partner interests and will not receive distributions, federal income tax allocations or reports furnished to record holders of limited partner interests. The only right such transferees will have is the right to admission as a substituted limited partner upon execution of a transfer application, subject to the approval of the general partner. A nominee or broker who has executed a transfer application with respect to limited partner interests held in street name or nominee accounts will receive distributions and reports pertaining to such limited partner interests.

Non-Citizen Assignees; Redemption

        If Valero L.P. is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the general partner, create a substantial risk of cancellation or forfeiture of any property that Valero L.P. has an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, Valero L.P. may redeem the common units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, the general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about this nationality, citizenship or other related status within 30 days after a request for the information or the general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee who is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his common units and may not receive distributions in kind upon Valero L.P.'s liquidation.

Indemnification

        Under the partnership agreement, in most circumstances, Valero L.P. will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

  •
  the general partner;

  •
  any departing general partner;

  •
  any person who is or was an affiliate of the general partner or any departing general partner;

  •
  any person who is or was a partner, officer, director, employee, agent, or trustee of the general partner, Valero GP, LLC, or departing general partner or any affiliate of the general partner, Valero GP, LLC, or departing general partner; or

  •
  any person who is or was serving at the request of the general partner or departing general partner or any affiliate of the general partner or departing general partner as an officer, director, employee, member, partner, agent, or trustee of another person.

        Any indemnification under these provisions will only be out of Valero L.P.'s assets. Unless it otherwise agrees in its sole discretion, the general partner shall not be personally liable for any of Valero L.P.'s indemnification obligations, nor have any obligation to contribute or loan funds or assets to Valero L.P. to enable Valero L.P. to effectuate indemnification. Valero L.P. is authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether Valero L.P. would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

        The general partner is required to keep appropriate books of Valero L.P.'s business at Valero L.P.'s principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, Valero L.P.'s fiscal year is the calendar year.

        Valero L.P. will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its registered public accounting firm. Except for its fourth quarter, Valero L.P. will also furnish or make available summary financial information within 90 days after the close of each quarter.

        Valero L.P. will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Valero L.P.'s ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying it with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies Valero L.P. with information.

Right to Inspect Valero L.P.'s Books and Records

        The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

  •
  a current list of the name and last known address of each partner;

  •
  a copy of Valero L.P.'s tax returns;

  •
  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

  •
  copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

  •
  information regarding the status of Valero L.P.'s business and financial condition; and

  •
  any other information regarding Valero L.P.'s affairs as is just and reasonable.

        The general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which the general partner believes in good faith is not in Valero L.P.'s best interests or which Valero L.P. is required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under the partnership agreement, Valero L.P. has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any common units or other partnership securities proposed to be sold by the general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Riverwalk Logistics, L.P. as the general partner of Valero L.P. Valero L.P. is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

CASH DISTRIBUTION POLICY OF VALERO L.P.

Distributions of Available Cash

  General

        Within 45 days after the end of each quarter, Valero L.P. will distribute all of its available cash to its partners of record on the applicable record date.

  Definition of Available Cash

        Available cash is defined in Valero L.P.'s partnership agreement and generally means, with respect to any fiscal quarter, the sum of all cash and cash equivalents on hand at the end of such quarter, plus any working capital borrowings made subsequent to the end of such quarter, less the amount of any cash reserves that Valero L.P.'s general partner deems necessary or appropriate to:

  •
  provide for the proper conduct of Valero L.P.'s business, including reserves for future capital expenditures and anticipated credit needs;

  •
  comply with applicable law or any debt instrument or other agreement or obligation; or

  •
  provide funds for distributions with respect to any one or more of the next four fiscal quarters.

  Intent to Distribute the Minimum Quarterly Distribution

        Valero L.P.'s policy is, to the extent it has sufficient available cash from operating surplus, as defined below, to distribute to each common unit at least the minimum quarterly distribution of $0.60 per quarter or $2.40 per year. However, there is no guarantee that Valero L.P. will pay the minimum quarterly distribution on the common units in any quarter and Valero L.P. may be prohibited from making any distributions to unitholders if it would cause an event of default under the terms of Valero L.P.'s indebtedness.

Operating Surplus and Capital Surplus

  General

        Cash distributions are characterized as distributions from either operating surplus or capital surplus. Valero L.P. distributes available cash from operating surplus differently than available cash from capital surplus.

  Definition of Operating Surplus

        Operating surplus is defined in Valero L.P.'s partnership agreement and generally means, with respect to any period ending prior to the dissolution of Valero L.P.:

  •
  $10 million plus all cash and cash equivalents on hand as of the close of business on April 16, 2001, the closing date of its initial public offering of its common units;

  •
  plus all cash receipts since April 16, 2001, other than from interim capital transactions such as borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirements or replacements of assets;

  •
  plus all cash receipts resulting from working capital borrowings after the end of such period but on or before the date of determination of the operating surplus for such period;

  •
  less all operating expenditures since April 16, 2001; and

  •
  less the amount of cash reserves that Valero L.P.'s general partner deems necessary or advisable to provide funds for future operating expenditures.

  Definition of Capital Surplus

        Capital surplus of Valero L.P. will generally be generated only by:

  •
  borrowings other than working capital borrowings;

  •
  sales of debt and equity securities; and

  •
  sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

  Characterization of Cash Distributions

        To avoid the difficulty of trying to determine whether the available cash that Valero L.P. distributes is from operating surplus or from capital surplus, all available cash that Valero L.P. distributes on any date from any source is treated as a distribution of cash from operating surplus until the sum of all available cash theretofore distributed equals the operating surplus calculated as of the end of the fiscal quarter with respect to which such distribution is being made. Any remaining amounts of available cash distributed on such date will be treated as cash from capital surplus and will be distributed accordingly.

        If at any time (i) a hypothetical holder of a common unit acquired on April 16, 2001 has received distributions of available cash from capital surplus in an aggregate amount equal to the $24.50 initial public offering price of the common units, and (ii) each common unit then outstanding has received an amount equal to any cumulative arrearage existing with respect to the common units, then the distinction between operating surplus and capital surplus will cease, and all subsequent distributions of available cash will be treated as distributions of cash from operating surplus and will be distributed accordingly. To date there have been no distributions from capital surplus, and Valero L.P. does not anticipate that there will be significant distributions from capital surplus in the future.

Distributions of Available Cash from Operating Surplus

        Valero L.P. will make distributions of available cash from operating surplus as follows:

  •
  First, 98% to the unitholders, pro rata, and 2% to the general partner, until Valero L.P. has distributed for each outstanding unit an amount equal to the minimum quarterly distribution of $0.60 for that quarter;

  •
  Second, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, and 2% to the general partner, until Valero L.P. has distributed with respect to each unit then outstanding an amount equal to the excess of the first target distribution ($0.66 per unit) over the minimum quarterly distribution; and

  •
  Thereafter, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, and 2% to the general partner.

        If the minimum quarterly distribution and the first target distribution have been reduced to zero under the terms of the partnership agreement, then any distribution of available cash from operating surplus will be made solely in accordance with the final bullet point above.

        The minimum quarterly distribution and the first target distribution are subject to adjustment as described below in "—Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels."

Distributions of Available Cash from Capital Surplus

  How Distributions from Capital Surplus are Made

        Valero L.P. makes distributions of available cash from capital surplus in the following manner:

  •
  First, 98% to all unitholders, pro rata, and 2% to the general partner, until a hypothetical holder of a common unit acquired on April 16, 2001 has received an aggregate amount equal to the $24.50 initial public offering price of the common units;

  •
  Second, 98% to the common unitholders, pro rata, and 2% to the general partner, until there has been distributed with respect to each common unit then outstanding an amount equal to any cumulative arrearage existing with respect to the common units; and

  •
  Thereafter, all distributions of available cash from capital surplus will be distributed as if they were from operating surplus.

  Effect of a Distribution from Capital Surplus

        Valero L.P.'s partnership agreement treats a distribution of cash from capital surplus on a common unit as the repayment of the initial public offering price of such common unit, which is a return of capital. The initial public offering price less any distributions of cash from capital surplus per common unit is referred to as "unrecovered initial unit price" or "unrecovered capital." Each time a distribution of cash from capital surplus is made on a common unit, the minimum quarterly distribution and the first target distribution for all units will be reduced in the same proportion as the corresponding reduction in the unrecovered capital. Because distributions of cash from capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for Valero L.P.'s general partner to receive incentive distributions. However, any distribution by Valero L.P. of capital surplus before the unrecovered capital is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        If at any time Valero L.P. makes a distribution of cash from capital surplus in an amount equal to the then current unrecovered capital, the minimum quarterly distribution and the first target distribution will be reduced to zero. As a result, all future distributions will be made from operating surplus, with 75% being paid to all unitholders, pro rata, 23% to the general partner as the holder of incentive distribution rights, pro rata, and 2% to the general partner.

Incentive Distribution Rights

        Incentive distribution rights are non-voting limited partner interests that were issued to Valero L.P.'s general partner in connection with the transfer of its general partnership interest in the operating partnership to Valero L.P. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution has been achieved. The general partner as the holder of incentive distribution rights is paid in the manner described in "—Distributions of Available Cash from Operating Surplus" above.

        Prior to March 31, 2011, the general partner may not transfer (other than to affiliates, in a merger or the sale of all assets) the incentive distribution rights without the approval of the majority of the common units (excluding the general partner's common units).

Adjustment of the Minimum Quarterly Distribution and Target Distribution Levels

        Valero L.P.'s minimum quarterly distribution is $0.60 per unit, subject to adjustment. Valero L.P.'s first target distribution is $0.66 per unit, subject to adjustment. Valero L.P. has no other target distribution levels.

        In addition to reductions of the minimum quarterly distribution and first target distribution level made upon a distribution of available cash from capital surplus, as described above, if Valero L.P. distributes units to its unitholders, combines its units into fewer units or subdivides its units into a greater number of units, Valero L.P. will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  the first target distribution level;

  •
  any common unit arrearage;

  •
  any cumulative common unit arrearage; and

  •
  the unrecovered capital.

        For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, the first target distribution level, any common unit arrearage, any cumulative common unit arrearage and the unrecovered capital of the common units would each be reduced to 50% of its initial level.

        In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes Valero L.P. and/or the operating partnership to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, then Valero L.P. will reduce the then-applicable minimum quarterly distribution and the first target distribution level by multiplying the same by one minus the sum of (a) the highest marginal federal corporate (or other) income tax rate that could apply plus (b) any increase in the effective overall state and local income tax rates. For example, if Valero L.P. became subject to a maximum effective federal, state and local income tax rate of 35%, then the minimum quarterly distribution and the first target distribution level would each be reduced to 65% of their previous levels.

Distributions of Cash upon Liquidation

        If Valero L.P. dissolves in accordance with its partnership agreement, it will sell or otherwise dispose of its assets in a process called a liquidation, and the partner's capital account balances will be adjusted to reflect any resulting gain or loss. Valero L.P. will first apply the proceeds of liquidation to the payment of its creditors (including partners) in the order of priority provided in the partnership agreement and by law and, thereafter, it will distribute any remaining proceeds to its partners in accordance with, and to the extent of, the positive balances in their respective capital accounts, as adjusted. The manner of adjustment of capital accounts is set forth in Valero L.P.'s partnership agreement.

  Manner of Adjustments for Gain

        Upon its liquidation, Valero L.P. will allocate any net gain (or unrealized gain attributable to assets distributed in kind to the partners) in the following manner:

  •
  first, to each partner having a negative balance in its capital account, in the proportion that such negative balance bears to the total negative balances of all partners, until each partner has been allocated net gain equal to its negative balance;

  •
  second, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit then outstanding is equal to the sum of:

  •
  the unrecovered capital with respect to such common unit;

  •
  the amount of any unpaid minimum quarterly distribution for the quarter during which the liquidation occurs; and

    •
    the amount of any cumulative arrearage existing with respect to the common units;

  •
  third, 90% to all unitholders, pro rata, 8% to the holders of the incentive distribution rights, pro rata, and 2% to the general partner, until the capital account for each common unit then outstanding is equal to the sum of:

  •
  the unrecovered capital with respect to each common unit;

  •
  the amount of any unpaid minimum quarterly distribution for the quarter during which the liquidation occurs;

  •
  the amount of any cumulative arrearage existing with respect to the common units; and

  •
  the excess of (a) the first target distribution less the minimum quarterly distribution for each quarter of the partnership's existence, over (b) the cumulative per unit amount of any distributions of available cash from operating surplus that were distributed 90% to all unitholders, pro rata, 8% to the holders of incentive distribution rights, pro rata, and 2% to the general partner; and

  •
  thereafter, 75% to all unitholders, pro rata, 23% to the holders of incentive distribution rights, pro rata, and 2% to the general partner.

  Manner of Adjustments for Losses

        Upon its liquidation, Valero L.P. will allocate any loss in the following manner:

  •
  first, 98% to the common unitholders, pro rata, and 2% to the general partner, until the capital account for each common unit has been reduced to zero; and

  •
  thereafter, 100% to the general partner.

  Adjustments to Capital Accounts

        In addition, interim adjustments to capital accounts will be made at the time Valero L.P. issues additional partnership interests or makes distributions of property. Such adjustments will be based on the fair market value of the partnership interests or the property distributed and any gain or loss resulting therefrom will be allocated to the partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional partnership interests in Valero L.P., distributions of property by Valero L.P., or upon Valero L.P.'s liquidation, will be allocated in a manner which results, to the extent possible, in the capital account balances of the general partner equaling the amount that would have been the general partner's capital account balances if no prior positive adjustments to the capital accounts had been made.

UNITS ELIGIBLE FOR FUTURE SALE

        After the private sale by a subsidiary of Valero Energy to Mr. Greehey of 4,700,000 unregistered units and the sale of the units offered by this prospectus, Mr. Greehey will own 5,155,000 of our units, representing approximately 12%, and a subsidiary of Valero Energy will own an aggregate of 2,680,435 of our units, representing approximately 6%, respectively, of our outstanding units. The sale of these units could have an adverse impact on the price of the units. If the underwriters exercise their option to purchase additional units in full then the ownership interest in us held by a subsidiary of Valero Energy will be reduced to zero.

        The units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

  •
  1% of the total number of the securities outstanding; or

  •
  the average weekly reported trading volume of the units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements, and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his units for at least two years, would be entitled to sell units under Rule 144 without regard to the current public information requirements, volume limitations, manner of sale provisions, and notice requirements of Rule 144.

        Our limited liability company agreement provides that we may issue an unlimited number of limited liability company interests of any type without a vote of the unitholders. Our limited liability company agreement does not restrict our ability to issue equity securities ranking junior to the units at any time. Any issuance of additional units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, units then outstanding. Please read "Description of our Limited Liability Company Agreement—Issuance of Additional Securities."

        Under the limited liability company agreement, subsidiaries of Valero Energy have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the limited liability company agreement, these registration rights allow such subsidiaries of Valero Energy or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, such subsidiaries of Valero Energy may sell their units in private transactions at any time, subject to compliance with applicable laws.

        We, certain of our affiliates, our executive officers and directors and the selling unitholders have agreed not to sell any units for a period of 90 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Andrews Kurth LLP, tax counsel to us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Valero GP Holdings.

        The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of units.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Andrews Kurth LLP. Unlike a ruling, an opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our units and the prices at which our units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and thus will be borne indirectly by our unitholders. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Andrews Kurth LLP and are based on the accuracy of the representations made by us.

        For the reasons described below, Andrews Kurth LLP has not rendered an opinion with respect to the following specific federal income tax issues:

  (1)
  the treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units (please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales");

  (2)
  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Units—Allocations Between Transferors and Transferees"); and

  (3)
  whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read "—Tax Consequences of Unit Ownership—Section 754 Election").

Partnership Status

        Except as discussed in the following paragraph, a limited liability company that has more than one member and that has not elected to be treated as a corporation is treated as a partnership for federal income tax purposes and, therefore, is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to him is in excess of the partner's adjusted basis in his partnership interest.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation and marketing of any mineral or natural resource, including our allocable share of such income from Valero L.P. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 7% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Andrews Kurth LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Moreover, no ruling has been or will be sought from the IRS and the IRS has made no determination as to Valero L.P.'s status for federal income tax purposes or whether its operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Andrews Kurth LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be treated as a partnership for federal income tax purposes.

        In rendering its opinion, Andrews Kurth LLP has relied on factual representations made by us and the general partner of Valero L.P. The representations made by us and the general partner of Valero L.P. upon which Andrews Kurth LLP has relied are:

  •
  Neither we, nor Valero L.P., have elected nor will elect to be treated as a corporation; and

  •
  For each taxable year, more than 90% of our gross income will be income that Andrews Kurth LLP has opined or will opine is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if Valero L.P. were taxable as a corporation in any given year, our share of Valero L.P.'s items of income, gain, loss and deduction would not be passed through to us, and Valero L.P. would pay tax on its income at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his units, or taxable capital gain, after the unitholder's tax basis in his units is reduced to zero. Accordingly, taxation of either us or Valero L.P. as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

        The discussion below is based on Andrews Kurth LLP's opinion that we and Valero L.P. will be classified as a partnership for federal income tax purposes.

Limited Partner Status

        Unitholders who have become members of Valero GP Holdings will be treated as partners of Valero GP Holdings for federal income tax purposes. Also, unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their units will be treated as partners of Valero GP Holdings for federal income tax purposes.

        A beneficial owner of units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of Short Sales."

        Income, gains, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in us for federal income tax purposes.

        The references to "unitholder" in the discussion that follows are to persons who are treated as partners of Valero GP Holdings for federal income tax purposes.

Tax Consequences of Unit Ownership

        Flow-through of Taxable Income.    We do not pay any federal income tax. Instead, each unitholder is required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of Distributions.    Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the units, taxable in accordance with the rules described under "—Disposition of Units" below. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        Any reduction in a unitholder's share of our liabilities for which no unitholder bears the economic risk of loss, known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture, and/or substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively,

"Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income. That income will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Ratio of Taxable Income to Distributions.    We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2008, will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2008, the ratio of allocable taxable income to cash distributions to the unitholders will increase. We expect that our ratio of taxable income to cash distributions will be higher than the ratio applicable to holders of common units in Valero L.P. because our ownership of incentive distribution rights causes more taxable income to be allocated to us from Valero L.P. Moreover, if Valero L.P. is successful in increasing distributable cash flow over time, our income allocations from incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will further increase. These estimates are based upon the assumption that the distribution rate from Valero L.P. will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual ratio of taxable income to distributions could be higher or lower and any differences could be material and could materially affect the value of the units. For example, the ratio of allocable taxable income to cash distributions to a purchaser of common units in this offering will be greater than the estimate with respect to the period described above if:

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  Valero L.P.'s gross income from operations exceeds the amount required to make the minimum quarterly distribution on all Valero L.P.'s units, yet Valero L.P. only distributes the minimum quarterly distribution on all its units; or

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  Valero L.P. makes a future offering of common units and uses the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to Valero L.P.'s assets at the time of this offering.

        Basis of Units. A unitholder's initial tax basis for his units will be the amount he paid for the units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder's share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder's share of our nonrecourse liabilities will generally be based on his share of our profits. Please read "—Disposition of Units—Recognition of Gain or Loss."

        Limitations on Deductibility of Losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that amount is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. As a general rule, the passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in Valero L.P. will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in Valero L.P. and will not be available to offset income from other passive activities or investments, including other investments in private businesses or investments we may make in other publicly traded partnerships. Moreover, because the passive loss limitations are applied separately with respect to each publicly traded partnership, any passive losses we generate will not be available to offset your income from other passive activities or investments, including your investments in other publicly traded partnerships, such as Valero L.P., or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by your current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed your share of income we generate may be deducted in full when you dispose of your entire investment in us in a fully taxable transaction with an unrelated party.

        The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as Valero L.P. and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in Valero L.P. However, passive losses that are not deductible because they exceed a unitholder's share of income we generate would not be deductible in full until a unitholder disposes of his entire investment in both us and Valero L.P. in a fully taxable transaction with an unrelated party.

        The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit.

        Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder's share of our portfolio income will be treated as investment income.

        Entity Level Collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our limited liability company agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our limited liability company agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

        Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts.

        Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time we issue units in an offering, referred to in this discussion as "Contributed Property." The effect of these allocations to a unitholder purchasing units in such an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of such an offering. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner's "book" capital account, credited with the fair market value of Contributed Property, and "tax" capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the "book-tax disparity," will generally be given effect for federal income tax purposes in determining a partner's share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

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  his relative contributions to us;

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  the interests of all the unitholders in profits and losses;

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  the interest of all the unitholders in cash flow; and

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  the rights of all the unitholders to distributions of capital upon liquidation.

        Andrews Kurth LLP is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 Election" and "—Disposition of Units—Allocations Between Transferors and Transferees," allocations under our limited liability company agreement will be given effect for federal income tax purposes in determining a unitholder's share of an item of income, gain, loss or deduction.

        Treatment of Short Sales. A unitholder whose units are loaned to a "short seller" to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

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  any cash distributions received by the unitholder as to those units would be fully taxable; and

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  all of these distributions would appear to be ordinary income.

        Andrews Kurth LLP has not rendered an opinion regarding the treatment of a unitholder where units are loaned to a short seller to cover a short sale of units. Therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please read "—Disposition of Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

        Tax Rates.    In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

        Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a unit purchaser's tax basis in our assets ("inside basis") under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election applies to a person who purchases units in this offering from Valero Energy but does not apply to a person who purchases units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder's inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets ("common basis") and (2) his Section 743(b) adjustment to that basis.

        Where the remedial allocation method is adopted (which we have adopted and will adopt, except as we otherwise determine with respect to certain goodwill properties), Treasury regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment attributable to recovery property under Section 168 of the Internal Revenue Code to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. If we elect a method other than the remedial method with respect to a goodwill property, Treasury Regulation Section 1.197-2(g)(3) generally requires that the Section 743(b) adjustment attributable to an amortizable Section 197 intangible, which includes goodwill property, should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. We are authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read "—Uniformity of Units."

        Although Andrews Kurth LLP is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read "—Uniformity of Units." A unitholder's tax basis for his units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual's income tax return) so that any position we take that understates deductions will overstate the unitholder's basis in his units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read "—Disposition of Units—Recognition of Gain or Loss." The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

        A Section 754 election is advantageous if the transferee's tax basis in his units is higher than the units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his units is lower than those units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built-in loss or a basis reduction is substantial if it exceeds $250,000.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by Valero L.P. to goodwill instead. Goodwill, as an intangible asset, is generally non-amortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Units—Allocations Between Transferors and Transferees."

        Tax Basis, Depreciation and Amortization.    The tax basis of our assets and Valero L.P.'s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The tax basis of assets owned at the time of an offering will be greater to the extent such assets have been recently acquired. The federal income tax burden associated with the difference between the fair market value of our assets and Valero L.P.'s assets and their tax basis immediately prior to the time we issue units in an offering will be borne by unitholders as of that time. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Because we may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill at the time of an offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Please read "—Uniformity of Units." Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we or Valero L.P. dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or Valero L.P. owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read "—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of Units—Recognition of Gain or Loss."

        The costs incurred in selling our units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and fees we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the tax bases, of our assets and Valero L.P.'s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

        Recognition of Gain or Loss.    Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder's tax basis for the units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a unit that decreased a unitholder's tax basis in that unit will, in effect, become taxable income if the unit is sold at a price greater than the unitholder's tax basis in that unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "inventory items" we own or Valero L.P. owns. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the "Allocation Date." However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

        Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Andrews Kurth LLP is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification Requirements.    A unitholder who sells any of his units, other than through a broker, generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of any such transfers of units and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may lead to the imposition of penalties.

        Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Valero Energy's sale of its interests in us in this offering will result in the sale of 50% of more of the total interests in our capital and profits within a twelve-month period, resulting in a termination of our partnership for federal income tax purposes. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. We will be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination will result in a deferral of our depreciation and cost recovery deductions. A termination could also result in penalties if we were unable to determine that the termination had occurred, and might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

        Moreover, a termination of our partnership will result in a deemed sale or exchange of our interests in Valero L.P.'s capital and profits. This deemed sale or exchange of our interests in Valero L.P.'s capital and profits will cause the termination of Valero L.P.'s partnership for federal income tax purposes if this deemed sale, together with all other sales of interests in Valero L.P., results in a sale or exchange of 50% or more of Valero L.P.'s capital and profits interests within a twelve-month period. A termination of Valero L.P. would result in the closing of Valero L.P.'s taxable year for all unitholders, including us, and would result in a deferral of depreciation and cost recovery deductions allowable in computing Valero L.P.'s taxable income. Thus, our unitholders will be allocated an increased amount of federal taxable income for the year in which Valero L.P. is terminated, and for future years, as a percentage of the cash distributed to unitholders with respect to that period.

Uniformity of Units

        Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) and Treasury Regulation Section 1.197-2(g)(3). Any non-uniformity could have a negative impact on the value of the units. Please read "—Tax Consequences of Unit Ownership—Section 754 Election."

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please read "—Tax Consequences of Unit Ownership—Section 754 Election." To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read "—Disposition of Units—Recognition of Gain or Loss."

Tax-Exempt Organizations and Other Investors

        Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

        Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Andrews Kurth LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The limited liability company agreement names Diamond Shamrock Refining and Marketing Company as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  (1)
  a person that is not a United States person;

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (3)
  a tax-exempt entity;

  •
  the amount and description of units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

        Accuracy-related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  (1)
  for which there is, or was, "substantial authority;" or

  (2)
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in that kind of an "understatement" of income relating to such a transaction for which no "substantial authority" exists, we will disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules would apply to an understatement of tax resulting from an ownership of units if we were classified as a "tax shelter." We believe we will not be classified as a tax shelter.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

        Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses in excess of $2 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read "—Information Returns and Audit Procedures" above.

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-related Penalties;"

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Considerations

        In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or Valero L.P. may do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many other jurisdictions in which we or Valero L.P. may do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity Level Collections." Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign tax returns, as well as U.S. federal tax returns, that may be required of him. Andrews Kurth LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

        An investment in our units by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(l)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income (please read "Material Tax Consequences—Tax-Exempt Organizations and Other Investors") by the plan and, if so, the potential after-tax investment return.

        In addition, the person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in our units is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan. Therefore, a fiduciary of an employee benefit plan or an IRA accountholder that is considering an investment in our units should consider whether the entity's purchase or ownership of such units would or could result in the occurrence of such a prohibited transaction.

        In addition to considering whether the purchase of units is or could result in a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in our units, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including fiduciary standard and its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  •
  the entity is an "operating company;" i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

        Plan fiduciaries contemplating a purchase of units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

SELLING UNITHOLDERS

        The selling unitholders are indirect wholly owned subsidiaries of Valero Energy. The following table sets forth information concerning the ownership of units by the selling unitholders immediately before and after this offering and the private sale of 4,700,000 unregistered units to Mr. Greehey assuming:

  •
  the underwriters' option to purchase additional units is not exercised; and

  •
  the underwriters exercise their option to purchase additional units in full, with the number of units to be sold by each selling unitholder.

			Units Offered By Selling Unitholders		Units Owned Immediately After The Private Sale and This Offering
	Units Owned Prior to Offering			Assuming Underwriters' Option is Exercised in Full	Assuming Underwriters' Option is Not Exercised Units		Assuming Underwriters' Option is Exercised in Full
			Assuming Underwriters' Option is Not Exercised
Name of Selling Unitholder(a)
	Units	Percent				Percent		Percent
Diamond Shamrock Refining and Marketing Company	21,926,636	51.6%	14,546,201	17,226,636	2,680,435	6.3%	—	—
Sigmor Corporation	3,323,364	7.8	3,323,364	3,323,364	—	—	—	—

(a)
The address of each selling unitholder is One Valero Way, San Antonio, Texas 78249.

UNDERWRITING

        Lehman Brothers Inc., UBS Securities LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters. Under the terms of an Underwriting Agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from the selling unitholders the respective number of units shown opposite its name below:

Underwriters	Number of Units
Lehman Brothers Inc.	4,020,653
UBS Securities LLC	2,948,479
Citigroup Global Markets Inc.	1,920,978
Morgan Stanley & Co. Incorporated	1,920,978
Goldman, Sachs & Co.	1,429,565
RBC Capital Markets Corporation	1,429,565
Wachovia Capital Markets, LLC	1,429,565
A.G. Edwards & Sons, Inc.	670,109
Raymond James & Associates, Inc.	670,109
Credit Suisse Securities (USA) LLC	402,065
J.P. Morgan Securities Inc.	402,065
Oppenheimer & Co. Inc.	312,717
Sanders Morris Harris Inc.	312,717

Total	17,869,565

        The underwriting agreement provides that the underwriters' obligation to purchase the units depends on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the units offered hereby if any of the units are purchased;

  •
  the representations and warranties made by us and the selling unitholders to the underwriters are true;

  •
  there has been no material change in our financial condition or in the financial markets; and

  •
  we deliver customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions the selling unitholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional units. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to the selling unitholders for the units. In no event will the maximum amount of compensation to be paid to NASD members in connection with this offering exceed 10% plus 0.5% for bona fide due diligence.

	No Exercise	Full Exercise
Per unit	$0.8648	$0.8648

Total	$15,453,600	$17,771,640

        The representatives of the underwriters have advised us that the underwriters propose to offer the units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.52 per unit. After the offering, the representatives may change the offering price and other selling terms.

        We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.0 million. Valero Energy will pay the expenses of the offering.

Option to Purchase Additional Units

        Diamond Shamrock Refining and Marketing Company has granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 2,680,435 additional units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 17,869,565 units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

        We, certain of our affiliates, our executive officers and directors, and the selling unitholders have agreed that, without the prior written consent of Lehman Brothers Inc. and UBS Securities LLC, we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any units or any securities which may be converted into or exchanged for any units, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the units, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any units or securities convertible or exchangeable into units or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 90 days from the date of this prospectus.

        The 90-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        Lehman Brothers Inc. and UBS Securities LLC, in their sole discretion, may release the units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release units from lock-up agreements, Lehman Brothers Inc. and UBS Securities LLC will consider, among other factors, the unitholder's reasons for requesting the release, the number of units and other securities for which the release is being requested and market conditions at the time. Lehman Brothers Inc. and UBS Securities LLC have advised us that they have no present intent to release the lock-ups prior to the expiration of the 90-day restricted period described above.

Indemnification

        We and the selling unitholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the units, in accordance with Regulation M under the Exchange Act:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of units in excess of the number of units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of units involved in the sales made by the underwriters in excess of the number of units they are obligated to purchase is not greater than the number of units that they may purchase by exercising their option to purchase additional units. In a naked short position, the number of units involved is greater than the number of units in their option to purchase additional units. The underwriters may close out any short position by either exercising their option to purchase additional units and/or purchasing units in the open market. In determining the source of units to close out the short position, the underwriters will consider, among other things, the price of units available for purchase in the open market as compared to the price at which they may purchase units through their option to purchase additional units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the units in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our units or preventing or retarding a decline in the market price of the units. As a result, the price of the units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor any of the underwriters or the selling unitholders make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the units. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's or selling group member's web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

        Our units are listed on the New York Stock Exchange under the symbol "VEH."

Stamp Taxes

        If you purchase units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

        The underwriters and their affiliates may in the future perform investment banking and advisory services for us and our affiliates from time to time for which they may receive customary fees and expenses. The underwriters may also, from time to time, engage in transactions with or perform services for us and our affiliates in the ordinary course of their business. In addition, certain of the underwriters and their affiliates have performed, and may in the future perform, investment banking, commercial banking and advisory services for Valero Energy and/or Valero L.P. for which they have received or will receive customary fees and expenses.

NASD Conduct Rules

        Because the National Association of Securities Dealers, Inc. (NASD) views the units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

  United Kingdom

        Each of the underwriters has represented and agreed that:

  (a)
  it has not made or will not make an offer of units to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

  (b)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to Valero GP Holdings; and

  (c)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the units in, from or otherwise involving the United Kingdom.

  European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of units to the public in that Relevant Member State prior to the publication of a prospectus in relation to the units which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of units to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of units to the public" in relation to any units in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the units to be offered so as to enable an investor to decide to purchase or subscribe the units, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

  Hong Kong

        The units may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell units or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the units may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to units which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

  Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the units may not be circulated or distributed, nor may the units be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the units are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the units under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

  Japan

        The units have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any units, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

VALIDITY OF THE UNITS

        The validity of the units will be passed upon for us by Andrews Kurth LLP, Houston, Texas. Certain legal matters in connection with the units will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Valero GP Holdings, LLC as of and for the years ended December 31, 2004 and 2005, the consolidated financial statements of Valero L.P. as of and for the years ended December 31, 2004 and 2005, and the consolidated financial statements of Kaneb Services LLC as of December 31, 2003 and 2004 and for each of the years in the three-year period ended December 31, 2004 have been included herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements of Kaneb Services LLC refers to a change in the method of accounting for asset retirement obligations.

        The consolidated financial statements of Valero GP Holdings, LLC for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by

Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Valero L.P. for the year ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

        This prospectus contains various forward-looking statements and information that are based on our beliefs as well as assumptions made by and information currently available to us. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. In particular, a significant amount of information included under "Our Cash Distribution Policy and Restrictions on Distributions" is comprised of forward-looking statements. When used in this prospectus or in the documents we have incorporated herein or therein by reference, words such as "anticipate," "project," "expect," "plan," "goal," "forecast," "intend," "could," "believe," "may," and similar expressions and statements regarding our plans and objectives for future operations, are intended to identify forward-looking statements. Although we believe that such expectations reflected in such forward-looking statements are reasonable, we can give no assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Among the key risk factors that may have a direct bearing on our results of operations and financial condition are:

  •
  Our ability to pay distributions to our unitholders;

  •
  Our expected receipt of distributions from Valero L.P.;

  •
  Any reduction in the quantities of crude oil and refined products transported in Valero L.P.'s pipelines or handled at Valero L.P.'s terminals and storage tanks;

  •
  Any significant decrease in the demand for refined products in the markets served by Valero L.P.'s pipelines and terminals;

  •
  Any material decline in production by any of Valero Energy's McKee, Three Rivers, Corpus Christi East, Corpus Christi West, Texas City, Paulsboro, Benicia and Ardmore refineries or Tesoro's Mandan, North Dakota refinery;

  •
  Any downward pressure on market prices caused by new competing refined product pipelines that could cause Valero Energy to decrease the volumes transported in Valero L.P.'s pipelines;

  •
  Any challenges to Valero L.P.'s tariffs or changes in state or federal ratemaking methodology;

  •
  Any changes in laws and regulations to which we or Valero L.P. are subject, including federal, state and local tax laws, safety, environmental and employment laws;

  •
  Overall economic conditions;

  •
  Any material decrease in the supply of or material increase in the price of crude oil available for transport through Valero L.P.'s pipelines and storage in Valero L.P.'s storage tanks;

  •
  Inability to expand Valero L.P.'s business and acquire new assets as well as to attract third-party shippers;

  •
  Conflicts of interest with Valero L.P., Valero GP, LLC or Valero Energy;

  •
  The loss of Valero Energy as a customer or a significant reduction in its current level of throughput and storage with Valero L.P.;

  •
  Any inability to borrow additional funds;

  •
  Any substantial costs related to environmental risks, including increased costs of compliance;

  •
  Any change in the credit rating assigned to our or Valero Energy or its subsidiaries' indebtedness;

  •
  Any reductions in space allocated to Valero L.P. in interconnecting third-party pipelines;

  •
  Any material increase in the price of natural gas;

  •
  Inability to successfully complete the announced mergers with Kaneb or integrate Kaneb's operations;

  •
  Terrorist attacks, threat of war or terrorist attacks or political or other disruptions that limit crude oil production; and

  •
  Accidents or unscheduled shutdowns affecting Valero L.P.'s pipelines, terminals, machinery, or equipment, or those of Valero Energy.

        You should not put undue reliance on any forward-looking statements. When considering forward-looking statements, please review the risk factors described under "Risk Factors" in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 regarding the units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the units offered by this prospectus, you should review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus constitutes a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded at no cost from the SEC's website.

        We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

VALERO GP HOLDINGS, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

Introduction

        The unaudited pro forma consolidated statements of income for the year ended December 31, 2005 and the nine months ended September 30, 2006 reflect the pro forma effect of two separate transactions. First, Valero GP Holdings' equity in income of Valero L.P. is adjusted to reflect the effect of the acquisition of Kaneb, including the effect of the sale of certain of the acquired assets in accordance with an agreement with the Federal Trade Commission to divest such assets, as if those transactions occurred on January 1, 2005. Second, the pro forma consolidated statements of income reflect the effect of our initial public offering and this offering as if it had occurred on January 1, 2005, including (a) the elimination of interest income and expense on Valero GP Holdings' notes payable to affiliates resulting from a capital contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries; (b) the incurrence of incremental general and administrative expenses that Valero GP Holdings incurs under a new Administration Agreement with Valero GP, LLC for certain administrative services provided by Valero GP, LLC; and (c) incremental tax expense as a result of Valero GP, LLC's election to be treated as a taxable entity.

        The unaudited pro forma consolidated financial information should be read in conjunction with the audited and unaudited financial statements of Valero GP Holdings and Valero L.P. and the audited and unaudited financial statements of Kaneb Services LLC included in this prospectus. The unaudited pro forma consolidated financial information is not necessarily indicative of the financial results that would have occurred if the acquisition of Kaneb and this offering had been consummated on the dates indicated, nor are they necessarily indicative of the financial results in the future. The pro forma adjustments, as described in the Notes to Unaudited Pro Forma Consolidated Financial Statements, are based upon available information and certain assumptions that the management of Valero GP Holdings believes are reasonable.

        A pro forma consolidated balance sheet as of September 30, 2006 is not presented because the effects of the above described transactions are reflected in the historical balance sheet as of September 30, 2006. Additionally, the effects of this offering have not been reflected in a pro forma balance sheet because Valero GP Holdings will not receive any proceeds from this offering.

VALERO GP HOLDINGS, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2005

	Valero GP Holdings Historical	Kaneb Pro Forma Adjustments	Pro Forma Combined for Kaneb	Offering Adjustments		Pro Forma as Adjusted
		(Thousands of dollars)
Equity in earnings of Valero L.P.	$37,646	$(11,695)	$25,951	$—		$25,951

Costs and expenses:
General and administrative expenses	28	—	28	472	(a)	500

Total costs and expenses.	28	—	28	472		500

Operating income	37,618	(11,695)	25,923	(472)		25,451
Other income, net	456	—	456	—		456
Interest income—affiliated	111	—	111	(111)	(b)	—
Interest expense—affiliated	(17,778)	—	(17,778)	17,778	(b)	—

Income before income tax expense	20,407	(11,695)	8,712	17,195		25,907
Income tax expense	114	(12) (c)	102	(3)	(c)	99

Net income	$20,293	$(11,683)	$8,610	$17,198		$25,808

Earnings per unit—basic and assuming dilution	$0.48					$0.61

Weighted-average units outstanding (d)	42,500,000					42,500,000

See Notes to Unaudited Pro Forma Consolidated Statements of Income.

VALERO GP HOLDINGS, LLC

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

For the Nine Months Ended September 30, 2006

	Valero GP Holdings Historical	Offering Adjustments		Pro Forma as Adjusted
	(Thousands of dollars)
Equity in earnings of Valero L.P.	$32,141	$—		$32,141

Costs and expenses:
General and administrative expenses	903	250	(a)	1,153

Total costs and expenses	903	250		1,153

Operating income	31,238	(250)		30,988
Other income (expense), net	(249)	—		(249)
Interest income—affiliated	53	(53)	(b)	—
Interest expense—affiliated	(10,368)	10,368	(b)	—
Interest and debt expense	(6)	—		(6)

Income before income tax expense	20,668	10,065		30,733
Income tax expense	273	31	(c)	304

Net income	$20,395	$10,034		$30,429

Basic net income per unit	$0.48			$0.72

Weighted-average number of basic units outstanding (d)	42,500,000			42,500,000

Diluted net income per unit	$0.48			$0.72

Weighted-average number of diluted units outstanding	42,500,211			42,500,211

See Notes to Unaudited Pro Forma Consolidated Statements of Income.

VALERO GP HOLDINGS, LLC

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

(a)
To reflect adjustments to general and administrative expenses as follows (in thousands):

	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
General and administrative expenses included in the historical statements	$28	$903
Add: Incremental expenses associated with the administrative agreement with Valero GP, LLC	472	250

Total pro forma general and administrative expenses	$500	$1,153

(b)
To reflect the elimination of affiliated interest income and expense resulting from the contribution by Valero Energy subsidiaries to Valero GP Holdings of notes issued by Valero GP Holdings and held by Valero Energy subsidiaries.

(c)
To reflect the tax effect of the pre-tax income adjustments related to the Kaneb pro forma and offering adjustments. Although the net pre-tax income adjustments increase income, income tax expense is substantially unchanged as the interest expense reduction primarily affects an entity not subject to significant state income tax. Amounts in the following table are in thousands:

	Year Ended December 31, 2005	Nine Months Ended September 30, 2006
Pro forma income tax expense	$99	$304
Less: Historical income tax expense	114	273

Adjustment to income tax expense	$(15)	$31

(d)
On June 28, 2006, our existing membership interests were represented by 10,000,000 units. On July 19, 2006, we effected a 4.25 to 1 unit split resulting in total outstanding units of 42,500,000. Prior to those transactions, we had no units outstanding. Our net income per unit amounts assume that 42,500,000 units were outstanding for all periods presented.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members
of Valero GP Holdings, LLC:

        We have audited the accompanying consolidated balance sheets of Valero GP Holdings, LLC (the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, members' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valero GP Holdings, LLC as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
San Antonio, Texas March 24, 2006, except as to Notes 1 and 10 which are as of November 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members
of Valero GP Holdings, LLC:

        We have audited the accompanying consolidated statements of income, members' equity and cash flows of Valero GP Holdings, LLC (the Company) for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Valero GP Holdings, LLC for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
San Antonio, Texas February 3, 2006, except for Notes 1 and 10 as to which the date is November 16, 2006.

VALERO GP HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)

	December 31,
			September 30, 2006
	2004	2005
			(unaudited)
ASSETS
Current assets:
Cash	$120	$121	$1,116
Receivable from Valero L.P.	—	1,151	11,089
Receivable from Valero Energy	—	—	1,092
Income taxes receivable	—	—	227

Total current assets.	120	1,272	13,524
Investment in Valero L.P.	388,682	408,744	561,235
Long-term receivable from Valero L.P.	—	—	5,812
Deferred tax asset	189	298	1,174

Total assets	$388,991	$410,314	$581,745

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$—	$2	$98
Payable to Valero Energy			9,226
Income taxes payable	—	11	—
Accrued liabilities	4,419	2,560	1,993

Total current liabilities	4,419	2,573	11,317
Long-term debt	—	—	1,000
Notes payable to affiliates	270,597	265,961	—
Other long-term liabilities	—	—	9,695
Members' equity	113,975	141,780	559,733

Total liabilities and members' equity	$388,991	$410,314	$581,745

See Notes to Consolidated Financial Statements.

VALERO GP HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of dollars, Except Unit and Per Unit Data)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Operating revenues	$24,868	$—	$—	$—	$—
Equity in earnings of Valero L.P.	27,418	35,314	37,646	29,543	32,141

Total revenues	52,286	35,314	37,646	29,543	32,141

Costs and expenses:
Operating expenses	9,484	—	—	—	—
General and administrative expenses	1,562	91	28	16	903
Depreciation expense	2,975	—	—	—	—

Total costs and expenses	14,021	91	28	16	903

Operating income	38,265	35,223	37,618	29,527	31,238
Equity in earnings of Skelly-Belvieu Pipeline Company	633	—	—	—	—
Other income (expense), net	72	375	456	447	(249)
Interest income—affiliated	—	26	111	73	53
Interest expense:
Affiliated	(18,691)	(17,110)	(17,778)	(13,293)	(10,368)
Nonaffiliated, net of capitalized interest	(1,592)	—	—	—	(6)
Minority interest in net income of Valero L.P.	(2,400)	—	—	—	—

Income before income tax expense	16,287	18,514	20,407	16,754	20,668
Income tax expense	33	67	114	65	273

Net income	$16,254	$18,447	$20,293	$16,689	$20,395

Basic net income per unit	$0.38	$0.43	$0.48	$0.39	$0.48

Weighted average number of basic units outstanding	42,500,000	42,500,000	42,500,000	42,500,000	42,500,000

Diluted net income per unit	$0.38	$0.43	$0.48	$0.39	$0.48

Weighted average number of diluted units outstanding	42,500,000	42,500,000	42,500,000	42,500,000	42,500,211

See Notes to Consolidated Financial Statements.

VALERO GP HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

(Thousands of dollars)

	Year Ended December 31,			Nine Months Ended September 30, 2006
	2003	2004	2005
				(unaudited)
Balance as of beginning of period	$244,771	$105,960	$113,975	$141,780
Net income	16,254	18,447	20,293	20,395
Share of Valero L.P.'s other comprehensive income	—	—	—	1,801

Total comprehensive income	16,254	18,447	20,293	22,196

Contributions from Valero Energy	1,513	—	29,411	267,198
Distributions to Valero Energy	(156,578)	(10,432)	(21,899)	(29,611)
SAB 51 credits	—	—	—	158,170

Balance as of end of period	$105,960	$113,975	$141,780	$559,733

See Notes to Consolidated Financial Statements.

VALERO GP HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash flows from operating activities:
Net income	$16,254	$18,447	$20,293	$16,689	$20,395
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	2,975	—	—	—	—
Equity in earnings of Valero L.P.	(27,418)	(35,314)	(37,646)	(29,543)	(32,141)
Distributions of equity income from Valero L.P.	25,524	37,208	37,646	29,543	32,141
Equity in earnings of Skelly-Belvieu Pipeline Company expense	(633)	—	—	—	—
Distributions of equity income from Skelly Belvieu Pipeline Company	633	—	—	—	—
Gain on sale of Valero L.P. units in connection with employee benefit plans	(33)	(375)	(456)	(447)	249
Minority interest in net income of Valero L.P.	2,400	—	—	—	—
Deferred income tax expense (benefit)	(158)	(7)	67	(151)	100
Changes in current assets and liabilities	601	2,224	(2,997)	(31)	(1,251)
Change in other long-term liabilities	—	—	—	(684)	1,838
Other, net	2,888	—	(176)	—	2

Net cash provided by operating activities	23,033	22,183	16,731	15,376	21,333

Cash flows from investing activities:
Capital expenditures	(1,883)	—	—	—	—
Acquisitions	(14,807)	—	—	—	—
Distributions in excess of equity income from Valero L.P.	—	756	7,099	2,533	7,408
Distributions in excess of equity income from Skelly-Belvieu Pipeline Company	18	—	—	—	—
Investment in Valero L.P.	(1,474)	(597)	(29,747)	(29,748)	(1,636)
Proceeds from the sale of Valero L.P. units in connection with employee benefit plans	1,086	1,362	3,042	2,797	1,812

Net cash provided by (used in) investing activities	(17,060)	1,521	(19,606)	(24,418)	7,584

Cash flows from financing activities:
Increase (decrease) in notes payable to affiliates	7,388	(13,200)	(4,636)	(10,925)	689
Proceeds from senior note offering, net of issuance costs	247,819	—	—	—	—
Long-term debt repayments	(174)	—	—	—	—
Long-term debt borrowings	—	—	—	—	1,000
Proceeds from issuance of common units by Valero L.P., net of issuance costs	200,342	—	—	—	—
Contributions from Valero Energy	1,513	—	29,411	29,199	—
Distributions to Valero Energy	(156,578)	(10,432)	(21,899)	(9,231)	(29,611)
Cash distributions to minority interest in Valero L.P.	(3,631)	—	—	—	—

Net cash provided by (used in) financing activities	296,679	(23,632)	2,876	9,043	(27,922)

Valero L.P.'s cash balance as of the date (March 18, 2003) that Valero GP Holdings ceased consolidation of Valero L.P. (Note 4)	(336,139)	—	—	—	—

Net increase (decrease) in cash and temporary cash investments	(33,487)	72	1	1	995

Cash and temporary cash investments at beginning of period	33,535	48	120	120	121

Cash and temporary cash investments at end of period	$48	$120	$121	$121	$1,116

See Notes to Consolidated Financial Statements.

VALERO GP HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

  Organization

        Valero GP Holdings, LLC (Valero GP Holdings), a Delaware limited liability company, was formed in June 2000 as UDS Logistics, LLC (UDS Logistics). Valero Energy Corporation (Valero Energy) (NYSE: VLO), a publicly held independent refining and marketing company, acquired UDS Logistics in connection with its December 31, 2001 acquisition (UDS Acquisition) of Ultramar Diamond Shamrock Corporation (UDS). UDS Logistics changed its name to Valero GP Holdings in January 2006.

        As used in this report, references to "we," "us," or "our" collectively refer, depending on the context, to Valero GP Holdings, LLC or a wholly owned subsidiary.

  Basis of Presentation and Principles of Consolidation

        These consolidated financial statements include the accounts of Valero GP Holdings and subsidiaries in which it has a controlling interest. Intercompany balances and transactions have been eliminated in consolidation. On June 1, 2006, Valero Energy contributed its ownership interest in Valero GP, LLC to Valero GP Holdings in exchange for additional ownership interest in Valero GP Holdings. The contribution was accounted for as a transaction between entities under common control. Therefore, the consolidated financial statements include the financial position and results of operations of Valero GP, LLC for all periods presented. Such amounts are included at their historical balances. The consolidated financial statements of Valero GP Holdings also include the consolidated financial statements of Valero L.P. until March 18, 2003, at which time Valero GP Holdings began accounting for its investment in Valero L.P. under the equity method. (See Note 4 for a discussion of the transactions resulting in that reporting change in 2003 for Valero GP Holdings' investment in Valero L.P.) Investments in 50% or less owned entities are accounted for using the equity method.

        Valero Energy's acquisition of UDS on December 31, 2001 was accounted for using the purchase method of accounting. Accordingly, an allocation of the purchase price, approximately $517.3 million, was assigned to the group of entities that now comprise Valero GP Holdings. In connection with the allocation of the purchase price to Valero GP Holdings, approximately $258.6 million of debt (notes payable to affiliates) was recorded in these financial statements as of December 31, 2001.

        All information presented in these consolidated financial statements as of September 30, 2006 and for the nine-month periods ended September 30, 2005 and 2006 is unaudited. The unaudited consolidated financial statements as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature unless disclosed otherwise. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

        The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

  Equity Investments

        As discussed in Note 4, commencing in March 2003, Valero GP Holdings began accounting for its investment in Valero L.P. on the equity method. Valero GP Holdings evaluates its investment in Valero L.P. for impairment when there is evidence that it may not be able to recover the carrying amount of its investment or the investee is unable to sustain an earnings capacity that justifies the carrying amount. A loss in the value of its investment that is other than a temporary decline is recognized currently in earnings, and is based on the difference between the estimated current fair value of the investment and its carrying amount. Valero GP Holdings believes that the carrying amount of its investment in Valero L.P. as of December 31, 2005 and September 30, 2006 is recoverable.

        Formed in 1993, the Skelly-Belvieu Pipeline Company, LLC (Skelly-Belvieu Pipeline Company) owns a liquefied petroleum gas pipeline that begins in Skellytown, Texas and extends to Mont Belvieu, Texas near Houston. Skelly-Belvieu Pipeline Company is owned 50% by Valero L.P. and 50% by ConocoPhillips. Prior to March 18, 2003 (the date Valero GP Holdings ceased consolidation of Valero L.P., as discussed in Note 4), Valero GP Holdings accounted for this investment under the equity method of accounting.

  Accounting for Sales of Stock by Valero L.P.

        Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary" (SAB 51), provides guidance on accounting for the effect of issuances of a subsidiary's stock on the parent's investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent's investment (SAB 51 credits or charges, respectively) either in income or in equity. In accordance with the election provided in SAB 51, we adopted a policy of recording such SAB 51 credits or charges directly to members' equity.

  Revenue Recognition

        Through March 18, 2003 (the date that Valero GP Holdings ceased consolidation of Valero L.P. as discussed above), operating revenues were derived from interstate and intrastate pipeline transportation of refined products and crude oil, terminaling, blending and filtering of refined products and the movement of crude oil and other refinery feedstocks through crude oil storage tanks. Transportation revenues (based on pipeline tariff rates) were recognized as refined product or crude oil was delivered through the pipelines. The costs of the crude oil storage facilities associated with the crude oil pipelines were considered in establishing the tariffs charged for transporting crude oil from the storage facilities to the refineries. Terminaling revenues (based on a terminaling fee) were recognized as refined products moved through the terminal and as additives were blended with refined products.

  Segment Disclosures

        For the period through March 18, 2003, during which Valero GP Holdings consolidated Valero L.P., Valero L.P. operated in only one segment, the petroleum pipeline segment of the oil and gas industry. Subsequent to that date, substantially all of Valero GP Holdings' earnings are derived from its equity investment in Valero L.P.

  Income Taxes

        On August 14, 2006, Valero GP, LLC made an entity classification election to be treated as a corporation for federal income tax purposes under Treasury Regulation §301.7701-3(a). Beginning in the third quarter of 2006, our financial statements reflected Valero GP, LLC's treatment as a separate taxable corporate subsidiary of Valero GP Holdings. We accounted for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.

        Income tax expense includes federal and state income and withholding taxes currently payable and deferred federal and state income taxes resulting from temporary differences between financial statement and tax bases of assets and liabilities when such differences exist.

  Financial Instruments

        Valero GP Holdings' financial instruments include cash, receivables and payables. The estimated fair values of these financial instruments approximate their carrying amounts as reflected in the consolidated balance sheets.

  Stock-Based Compensation

        As discussed in Note 14, employees of Valero GP Holdings provide services to operate Valero L.P.'s assets. Valero GP Holdings has adopted various long-term incentive plans as described in Note 14, which provide employees and directors of Valero GP Holdings and certain corporate officers of Valero Energy with the right to receive common units of Valero L.P. under specified conditions. Commencing on March 18, 2003, the date that Valero GP Holdings ceased consolidating Valero L.P. and began accounting for its investment in Valero L.P. on the equity method (see Note 4), unit options and unvested restricted units are accounted for at fair value. Under these plans, the fair value of unit options granted is recorded in expense over the nominal vesting period, with appropriate adjustments to recognize the effect of fair value adjustments on expense previously recognized for the portion of the applicable vesting period that has lapsed at the date of the fair value adjustment. Fair value adjustments related to unit options are recognized in expense until the unit options are exercised. Restricted unit awards are recorded in expense over the nominal vesting period based on the fair value of the restricted unit, with appropriate adjustments to recognize the effect of fair value adjustments on expense previously recognized for the portion of the applicable vesting period that has lapsed at the date of the fair value adjustment. Fair value adjustments related to restricted unit awards cease upon vesting. Amounts expensed are offset in accrued expenses until the date of exercise or vesting.

        For periods prior to March 18, 2003, Valero GP Holdings accounted for unit options and restricted units granted under its long-term incentive plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations as permitted by Statement No. 123, "Accounting for Stock-Based Compensation." Because Valero GP Holdings accounted for such grants using the intrinsic value method, compensation cost was not recognized in the consolidated statements of income from January 1, 2003 through March 17, 2003 for unit option grants as all options granted had an exercise price equal to the market value of the underlying common units of Valero L.P. on the date of grant. However, as discussed in Note 14, if compensation cost had been recognized for the unit option grants, such costs would have been reimbursed by either Valero L.P. or Valero Energy affiliates outside of Valero GP Holdings. As a result, no pro forma effect of recognizing compensation cost for the unit options under Statement No. 123 is presented since any such expense would not have affected the statement of income of Valero GP Holdings.

        Under Valero GP Holdings' employee stock compensation plans, certain awards provide that employees vest in the award when they retire or will continue to vest in the award after retirement over the nominal vesting period established in the award. Through 2005, Valero GP Holdings accounted for such awards by recognizing compensation cost over the nominal vesting period. By analogy to the transition rules of Financial Accounting Standards Board Statement No. 123 (revised 2004), "Share-Based Payment," and the Securities and Exchange Commission's (SEC) amended Rule 4-01(a) of Regulation S-X, Valero GP Holdings has changed its method of recognizing compensation cost to the non-substantive vesting period approach for any awards that are granted beginning January 1, 2006. Under the non-substantive vesting period approach, compensation cost is recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the date retirement eligibility is achieved if that date is expected to occur during the nominal vesting period. The estimated increase in accrued liabilities related to the non-substantive vesting period approach would have been approximately $600,000 at December 31, 2005 and September 30, 2006. However, as discussed in Note 14, such additional expense would have been reimbursed by either Valero L.P. or Valero Energy affiliates outside of Valero GP Holdings.

3. ACCOUNTING PRONOUNCEMENTS

  EITF Issue No. 04-5

        In June 2005, the Financial Accounting Standards Board ratified its consensus on Emerging Issues Task Force (EITF) Issue No. 04-5, "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights" (EITF No. 04-5), which requires the general partner in a limited partnership to determine whether the limited partnership is controlled by, and therefore should be consolidated by, the general partner. The guidance in EITF No. 04-5 was effective after June 29, 2005 for general partners of all new partnerships formed and for existing limited partnerships for which the partnership agreements are modified. For general partners in all other limited partnerships, the guidance in EITF No. 04-5 was effective no later than January 1, 2006. Valero GP Holdings adopted EITF No. 04-5 effective January 1, 2006, the adoption of which had no impact on Valero GP Holdings' financial position or results of operations.

  FASB Interpretation No. 48

        In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," by defining a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. An enterprise recognizes a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. An uncertain tax position is measured in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is not expected to affect our financial position or results of operations.

  FASB Statement No. 157

        In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements." Statement No. 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. Statement No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of Statement No. 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of Statement No. 157 is not expected to materially affect our financial position or results of operations.

  FASB Statement No. 158

        In September 2006, the FASB issued Statement No. 158, "Employers' Accounting for Defined Benefit and Other Postretirement Plans," which amends Statement No. 87, "Employers' Accounting for Pensions," Statement No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," Statement No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" and other related accounting literature.

        Statement No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or a liability in the statement of financial position and to recognize changes in that funded status through comprehensive income in the year the changes occur. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of the employer's year-end statement of financial position. The funded status recognition and related disclosure requirements of Statement No. 158 are effective for us as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Earlier application of the recognition or measurement date provisions is encouraged. We are currently evaluating the impact of Statement No. 158 on our financial position.

4. INVESTMENT IN AND TRANSACTIONS WITH VALERO L.P. AND VALERO ENERGY

        As of December 31, 2004, Valero GP Holdings owned 45.7% of Valero L.P. Prior to March 18, 2003 and the transactions discussed below, Valero GP Holdings owned 73.6% of Valero L.P. and therefore consolidated the financial statements of Valero L.P. through that date.

        Effective March 18, 2003, immediately prior to Valero GP Holdings ceasing consolidation of Valero L.P., Valero L.P. issued 5,750,000 common units to the public for aggregate proceeds of $211.3 million and completed a private placement of $250 million of debt. The net proceeds, after issuance costs, of $200.3 million and $247.8 million, respectively, combined with borrowings under Valero L.P.'s credit facility and a contribution of $4.3 million by Valero GP Holdings to maintain its 2% general partner interest in Valero L.P., were used to fund a redemption of common units from Valero GP Holdings, discussed further below, and the acquisition of certain storage tanks and a pipeline system from Valero Energy.

        Subsequent to Valero L.P.'s equity and debt offerings, Valero L.P. redeemed 3.8 million of its common units from Valero GP Holdings for $134.1 million. In conjunction with this redemption, Valero GP Holdings received $2.9 million from Valero L.P. representing the redemption of a proportionate amount of Valero GP Holdings' general partner interest. This redemption, combined with the common unit issuance discussed above, reduced Valero GP Holdings' ownership of Valero L.P. to 49.5% as of March 18, 2003. At the same time, Valero L.P. amended its partnership agreement to reduce the minimum vote required to remove the general partner from 66 2/3% to 58% of Valero L.P.'s outstanding common and subordinated units, excluding the units held by Valero GP Holdings (see discussion below for subsequent revisions to this minimum vote which were effective on March 11, 2004). As a result of the issuance and redemption of Valero L.P. common units and the partnership agreement changes, effective March 18, 2003, Valero GP Holdings ceased consolidation of Valero L.P. and began using the equity method to account for its investment in Valero L.P.

        On April 16, 2003, an additional 581,000 common units of Valero L.P. were issued as a result of the exercise by the underwriters of a portion of their overallotment option related to the March 18, 2003 common unit issuance, reducing Valero GP Holdings' ownership interest from 49.5% to 48.2%. In conjunction with this issuance, Valero GP Holdings contributed $0.5 million to Valero L.P. to maintain its 2% general partner interest.

        In August 2003, Valero L.P. consummated a public offering of common units, selling 1,236,250 common units to the public. In conjunction with this offering, Valero GP Holdings contributed $1.0 million to Valero L.P. to maintain its 2% general partner interest. Net proceeds from this common unit offering further reduced Valero GP Holdings' ownership interest in Valero L.P. to slightly below 46%.

        Effective March 11, 2004, Valero L.P. amended its partnership agreement as follows:

  •
  capped the general partner's distribution, including incentive distributions, at 25% for all distributions in excess of $0.66 per unit per quarter and

  •
  reduced the minimum vote required to remove the general partner from 58% to a simple majority of Valero L.P.'s outstanding common and subordinated units, excluding the units held by Valero GP Holdings.

        On July 1, 2005, Valero L.P. completed its acquisition of Kaneb Pipe Line Partners, L.P. (KPP) and Kaneb Services LLC (together, the Kaneb acquisition) in a transaction that included the issuance of

Valero L.P. common units in exchange for KPP's units. Valero GP Holdings contributed approximately $29 million to Valero L.P. to maintain Valero GP Holdings' 2% general partner interest in Valero L.P., and Valero GP Holdings' total ownership interest in Valero L.P., including its 2% general partner interest, was reduced to 23.4%. Valero GP Holdings' ownership interest in Valero L.P. remained at 23.4% as of December 31, 2005, which was composed of its 2% general partner interest and a 21.4% limited partner interest represented by 622,772 common units and 9,599,322 subordinated units of Valero L.P.

        As indicated above, Valero L.P. has from time to time issued common units to the public, which have diluted Valero GP Holdings' ownership percentage in Valero L.P. Such issuances have resulted in increases in Valero GP Holdings' proportionate share of Valero L.P.'s capital because, in each case, the issuance price per unit exceeded Valero GP Holdings' carrying amount per unit at the time of issuance. SEC Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary" (SAB 51), provides guidance on accounting for the effect of issuances of a subsidiary's stock on the parent's investment in that subsidiary. SAB 51 allows registrants to elect an accounting policy of recording such increases or decreases in a parent's investment (SAB 51 credits or charges, respectively) either in income or directly in equity.

        As of December 31, 2004, Valero GP Holdings had approximately $7 million in accumulated pre-tax SAB 51 credits related to its investment in Valero L.P. On July 1, 2005, the issuance of common units by Valero L.P. in connection with the Kaneb acquisition generated an additional pre-tax SAB 51 credit of approximately $151 million for Valero GP Holdings. In conjunction with the conversion of the subordinated units held by us into common units in the second quarter of 2006, we recognized the entire balance of $158.2 million in SAB 51 credits as an increase in our investment in Valero L.P. and an increase to members' equity.

  Summary Financial Information

        Condensed financial information reported by Valero L.P. is summarized below (in thousands):

	December 31,
			September 30, 2006
	2004	2005
Current assets	$39,979	$295,411	$201,599
Property and equipment, net	784,999	2,160,213	2,172,582
Other long-term assets	32,529	911,368	926,361

Total assets	$857,507	$3,366,992	$3,300,542

Current liabilities	33,609	205,588	138,618
Long-term debt	384,171	1,169,659	1,178,476
Other long-term liabilities	1,416	90,966	96,777

Total liabilities	419,196	1,466,213	1,413,871
Partners' equity	438,311	1,900,779	1,886,671

Total liabilities and partners' equity	$857,507	$3,366,992	$3,300,542

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Revenues	$181,450	$220,792	$659,557	$373,326	$844,995
Operating income	83,037	98,024	153,694	105,031	157,663
Net income	69,593	78,418	111,073	83,283	112,173

  Related Party Transactions

        Pursuant to a services agreement, Valero GP, LLC, a subsidiary of Valero GP Holdings provides personnel to Valero L.P. to perform operating and maintenance services with respect to certain Valero L.P. assets, and to provide certain administrative services, for which Valero GP Holdings receives reimbursement from Valero L.P. Effective January 1, 2006, the services agreement was amended and now provides for more services by Valero GP Holdings due to the transfer to Valero GP Holdings of a substantial number of employees of Valero Energy subsidiaries who had previously provided services to Valero GP Holdings under the prior services agreement. For purposes of these financial statements, for the period prior to the initial public offering, no corporate costs have been allocated to Valero GP Holdings by Valero Energy as management has determined that no such corporate costs were incurred specifically on behalf of Valero GP Holdings.

        As of December 31, 2005 and September 30, 2006, Valero GP Holdings had a receivable from Valero L.P. of $1,151,000 and $11,089,000, respectively, representing amounts due for employee costs. Valero GP Holdings also had a long-term receivable of $5.8 million from Valero L.P. related to amounts payable for retiree medical benefits and other post-employment benefits. The following table summarizes the results of transactions with Valero L.P. (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Expenses charged by Valero GP Holdings to Valero L.P.	$22,736	$36,869	$66,421	$44,701	$80,625

  Other

        On July 19, 2006 Valero Energy sold 17,250,000 of our units in an initial public offering. Subsequently, Valero Energy owns 25,250,000 units or approximately 59% of our outstanding units.

        As of December 31, 2004 and 2005 and September 30, 2006, Valero GP Holdings' investment in Valero L.P. (representing the 2% general partner interest, 100% of the incentive distribution rights, all of Valero L.P.'s subordinated units (which automatically converted into common units on a one for one basis on May 8, 2006) and 664,119 (2004), 622,772 (2005) and 10,219,282 (September 30, 2006) of Valero L.P.'s common units) reconciles to Valero L.P.'s total partners' equity as follows (in thousands):

	December 31,
			September 30, 2006
	2004	2005
Valero L.P. total partners' equity	$438,311	$1,900,779	$1,886,671
Valero GP Holdings' ownership interest in Valero L.P.	45.7%	23.4%	23.4%

Valero GP Holdings' share of Valero L.P.'s partners' equity	200,308	444,782	441,481
Unrecognized SAB 51 gains	(7,094)	(158,170)	—
Step-up in basis related to Valero L.P.'s assets and liabilities, including equity method goodwill	195,468	122,132	119,754

Investment in Valero L.P.	$388,682	$408,744	$561,235

        The step-up in basis related to Valero L.P.'s assets and liabilities, including equity method goodwill, reflected in the table above relates to purchase accounting adjustments resulting from the UDS Acquisition. The amount represents the unamortized excess of the fair value over carrying amount applicable to Valero's proportionate 73.6% interest in Valero L.P.'s identifiable assets and liabilities as of December 31, 2001. This amount also includes the portion of goodwill resulting from the UDS Acquisition that was attributed to Valero GP Holdings' investment in Valero L.P. Since 26.4% of the equity interest in Valero L.P. was owned by public unitholders as of the date of the UDS Acquisition, a significant portion of the total ownership interest in Valero L.P. was deemed to be held by the public under generally accepted accounting principles, thereby precluding the inclusion of these fair value adjustments in the reported financial statements of Valero L.P. These amounts were reclassified as part of the investment in Valero L.P. on March 18, 2003 when Valero GP Holdings ceased consolidating Valero L.P. and began using the equity method to account for its investment.

        As reflected above, as of December 31, 2004 and 2005 and September 30, 2006, Valero GP Holdings' investment in Valero L.P. included 664,119, 622,772 and 10,219,282 publicly traded common units, respectively, which had an aggregate market value of $39.5 million, $32.2 million and $511.0 million, respectively. A quoted market price is not available for Valero GP Holdings' 2% general partner interest in Valero L.P.

  Administration Agreement

        On July 19, 2006, in connection with the IPO, Valero GP Holdings entered into an administration agreement with Valero GP, LLC (the Administration Agreement). The Administration Agreement provides, among other things, that Valero GP, LLC will provide all executive management and other administrative services to Valero GP Holdings. Valero GP Holdings does not have any employees.

        Valero GP Holdings will pay annual charges under the Administration Agreement of $0.5 million to Valero GP, LLC. This amount will be increased annually to reflect Valero GP, LLC's annual merit increases. Any other adjustments to the annual fee, such as adjustments to reflect changes in the levels of service provided to Valero GP Holdings or Valero GP, LLC's actual payroll cost, are subject to the approval of Valero GP, LLC's conflicts committee. Valero GP Holdings will also reimburse Valero GP,

LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing services to Valero GP Holdings pursuant to the Administration Agreement.

        The Administration Agreement will terminate on December 31, 2011, with automatic two-year renewals unless terminated by either party on six months' written notice. Valero GP Holdings may cancel or reduce the services provided under the Administration Agreement on 60 days' written notice. The Administration Agreement will terminate upon a change of control of either Valero GP Holdings or Valero GP, LLC. Valero GP, LLC's conflicts committee has approved the terms of the Administration Agreement.

  2006 Omnibus Agreement

        On March 31, 2006, Valero L.P. entered into an amended and restated omnibus agreement (the 2006 Omnibus Agreement) by and among Valero L.P., Riverwalk Logistics, Valero Energy, Valero GP, LLC, and Valero Logistics Operations, L.P., a wholly owned subsidiary of Valero L.P. The conflicts committee of the board of directors of Valero GP, LLC approved the terms of the 2006 Omnibus Agreement on March 10, 2006. The 2006 Omnibus Agreement supersedes the omnibus agreement among the parties dated effective April 16, 2001.

        Under the 2006 Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates, including us, to agree not to engage in the business of transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminaling assets in the United States for so long as Valero Energy or its controlled affiliates owns 20% or more of Valero L.P. or Riverwalk Logistics. This restriction does not apply to:

  •
  any business retained by UDS as of April 16, 2001, the closing of Valero L.P.'s initial public offering, or any business owned by Valero Energy at the date of the UDS Acquisition;

  •
  any business with a fair market value of less than $10 million;

  •
  any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided Valero L.P. has been offered and declined the opportunity to purchase the business; and

  •
  any newly constructed pipeline, terminaling or storage assets that Valero L.P. has not offered to purchase at fair market value within one year of construction.

        Also under the 2006 Omnibus Agreement, Valero Energy has agreed to indemnify Valero L.P. for environmental liabilities related to the assets transferred to Valero L.P. in connection with Valero L.P.'s initial public offering, provided that such liabilities arose prior to and are discovered within ten years after that date (excluding liabilities resulting from a change in law after April 16, 2001).

  Non-Compete Agreement

        On July 19, 2006, in connection with the IPO, we entered into a non-compete agreement with Valero L.P., Riverwalk Logistics, and Valero GP, LLC (the Non-Compete Agreement). The Non-Compete Agreement will become effective when we are no longer subject to the 2006 Omnibus Agreement described above. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. Valero L.P. will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminaling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. With respect to any other business opportunities, neither we nor Valero L.P. are prohibited from engaging in any business, even if we and Valero L.P. would have a conflict of interest with respect to such other business opportunity. The Non-Compete agreement remains in effect for so long as Valero GP Holdings or any of its affiliates own 20% or more of Valero GP, LLC or Riverwalk Logistics.

  Employee Benefits Transition Agreement

        On October 13, 2006, Valero GP Holdings entered into an Employee Benefits Transition Agreement effective as of July 1, 2006 (the Transition Agreement). Prior to July 1, 2006, the employees of Valero GP, LLC were included in the various employee benefit plans of Valero Energy. These plans include a defined benefit pension plan, a retiree welfare benefit plan, health and welfare benefits, a defined contribution retirement plan, equity incentive plans and nonqualified deferred compensation plans. In accordance with the Transition Agreement and in connection with the initial public offering on July 19, 2006, employees of Valero GP, LLC began participating in newly enacted, comparable plans sponsored by Valero GP, LLC.

        In connection with this transition, Valero Energy and certain of its subsidiaries transferred related liabilities and assets totaling $7.9 million to Valero GP Holdings. In addition, Valero Energy, at its cost and expense, agreed to assist Valero GP, LLC in the design, preparation and initial implementation of Valero GP, LLC's employee benefit plans. Under the Transition Agreement, Valero Energy will continue to provide the transition services and arrangements described therein through the earlier of the completion of such services and arrangements or the effective date of the final sale by Valero Energy of its remaining membership interest in Valero GP Holdings, unless the parties otherwise agree.

5. DISTRIBUTIONS FROM VALERO L.P.

        Valero L.P.'s partnership agreement, as amended, determines the amount and priority of cash distributions that Valero L.P.'s common unitholders and general partner may receive. The general partner is entitled to incentive distributions, as defined below, if the amount Valero L.P. distributes with respect to any quarter exceeds $0.60 per unit. Effective March 11, 2004, the partnership agreement was amended to lower the general partner's incentive distribution rights with respect to distributions of available cash from 48% to 23% of the amount of any quarterly distribution that exceeds $0.66 per unit. The general partner will continue to receive a 2% distribution with respect to its general partner interest.

        The following table reflects the allocation of the cash distributions earned among the general and limited partners (in thousands, except per unit data):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
General partner interest	$1,404	$1,595	$2,589	$2,157	$2,787
General partner incentive distribution	2,620	4,449	8,711	7,210	10,869

Total general partner distribution	4,024	6,044	11,300	9,367	13,656
Valero GP Holdings' limited partner distribution	30,319	32,805	34,421	25,675	27,447

Total Distributions to Valero GP Holdings	34,343	38,849	45,721	35,042	41,103
Public unitholders' distributions	35,860	40,928	83,757	72,803	98,237

Total cash distributions	$70,203	$79,777	$129,478	$107,845	$139,340

Cash distributions per unit applicable to limited partners	$2.95	$3.20	$3.365	$2.510	$2.685

        During 2005 and the nine months ended September 30, 2006, Valero L.P. paid quarterly cash distributions as follows:

Distribution Related To:	Payment Date	Amount Per Unit
4th quarter 2004	February 14, 2005	$0.800
1st quarter 2005	May 13, 2005	0.800
2nd quarter 2005	August 12, 2005	0.855
3rd quarter 2005	November 14, 2005	0.855
4th quarter 2005	February 14, 2006	0.855
1st quarter 2006	May 12, 2006	0.885
2nd quarter 2006	August 14, 2006	0.885
3rd quarter 2006	November 14, 2006	0.915

6. ACQUISITIONS BY VALERO L.P. PRIOR TO MARCH 18, 2003

  Telfer Asphalt Terminal

        On January 7, 2003, Valero L.P. completed its acquisition of Telfer Oil Company's (Telfer) Pittsburg, California asphalt terminal for approximately $15 million. The asphalt terminal includes two storage tanks with a combined storage capacity of 350,000 barrels, six 5,000-barrel polymer modified asphalt tanks, a truck rack, rail facilities and various other tanks and equipment. A portion of the purchase price represented payment to the principal owner of Telfer for a non-compete agreement and for the lease of certain facilities adjacent to the terminal operations.

7. NOTES PAYABLE TO AFFILIATES

        Valero GP Holdings' notes payable to affiliates reflects the allocation to Valero GP Holdings of a portion of the debt incurred by Valero Energy to fund its merger with UDS in December 2001, as well as the effect of cash inflows and outflows of Valero GP Holdings resulting from its normal operations. The notes payable to affiliates have a maturity date of January 1, 2008. As of December 31, 2005 and March 31, 2006, $151.1 million and $174.7 million, respectively, of the borrowing capacity under the notes was available for borrowing. Valero Energy uses a centralized cash management system under which cash receipts of Valero GP Holdings are remitted to Valero Energy and cash disbursements of Valero GP Holdings are funded by Valero Energy. Interest expense is incurred by Valero GP Holdings on its notes payable to affiliates at rates that are adjusted monthly to amounts that represent Valero Energy's overall cost of borrowing. Valero GP Holdings' borrowing rate was 6.3% and 6.9% as of December 31, 2004 and 2005, respectively. Effective July 19, 2006, in conjunction with our initial public offering, Valero Energy made a capital contribution to us of the outstanding balance of the Notes, including accrued interest.

8. DISTRIBUTIONS TO VALERO ENERGY

        Valero GP Holdings makes distributions to Valero Energy affiliates in accordance with its limited liability company agreement, under which cash receipts less cash expenditures are distributed on a quarterly or more frequent basis to Valero GP Holdings' members. Distributions for the year ended December 31, 2003 of $156.6 million include the distribution from Valero L.P. of approximately $132.7 million, received prior to the ceasing of consolidation, representing (i) proceeds of $137 million for the redemption of 3.8 million common units and a proportionate amount of the general partner interest held by Valero GP Holdings, reduced by (ii) a $4.3 million investment by Valero GP Holdings to maintain its 2% general partner interest as a result of the issuance of 5.75 million common units by Valero L.P. as discussed in Note 4.

9. CREDIT FACILITY

        On July 19, 2006, we entered into a three-year revolving credit facility with a borrowing capacity of up to $20 million. Of the credit facility's $20 million commitment, up to $10 million may be available for letters of credit. Our obligations under the credit facility are unsecured. The credit facility contains customary covenants and provisions including limitations on indebtedness, liens, dispositions of material property, mergers and asset transfers. Borrowings under the credit facility bear interest, at our option, at either: (i) the higher of (a) JPMorgan Chase Bank, N.A.'s prime rate or (b) the federal funds effective rate plus one-half percent; or (ii) the Eurodollar rate, as adjusted for statutory reserve requirements for Eurocurrency liabilities, plus an applicable margin that will varies based upon our credit rating. During the nine months ended September 30, 2006, we borrowed $1.0 million under the credit facility, which bears interest at 5.9%. As of September 30, 2006, we had $19.0 million available for borrowing under the credit facility.

        Under the terms of the credit facility, Valero L.P. must maintain a total debt-to-EBITDA ratio of less than 4.75 to 1.0 for any four consecutive quarters, subject to adjustment following certain acquisitions. We are also required to receive cash distributions of at least $25.0 million in respect to our ownership interests in Valero L.P. for the preceding four fiscal quarters ending on the last day of each fiscal quarter.

        Additionally, the credit facility contains customary events of default, including a "change in control," that could result in the acceleration of all amounts and cancellation of all commitments outstanding under the credit facility. A "change in control" is defined to mean any of the following events: (i) Valero GP Holdings ceases, indirectly or directly, to own all of the issued and outstanding equity interests of the general partner(s) of Valero L.P., or we no longer have the power, directly or indirectly, to direct or to cause the direction of the management or the policies of Valero L.P.; or (ii) the occurrence of any transaction that results in any person or group, other than Valero Energy or an entity with unsecured senior debt with an investment grade rating, becoming the beneficial owner of more than 50% of our equity interests.

10. NET INCOME PER UNIT

        We calculate basic net income per unit by dividing net income by the weighted average number of units outstanding for the period. Diluted net income per unit is calculated by dividing net income by the weighted average number of units outstanding and the effect of non-vested restricted units granted under the Valero GP Holdings, LLC 2006 Long-Term Incentive Plan calculated using the treasury stock method. On June 28, 2006, we issued 10,000,000 units to our members in proportion to their membership interests. On July 19, 2006 our board of directors approved a 4.25-for-1 unit split resulting in 42,500,000 units outstanding. Our calculation of basic net income per unit reflects 42,500,000 units outstanding for all periods presented.

        Net income per unit amounts were computed as follows (dollars in thousands, except unit data and per unit amounts):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Basic Net Income per Unit:
Net income	$16,254	$18,447	$20,293	$16,689	$20,395

Weighted average number of basic units outstanding	42,500,000	42,500,000	42,500,000	42,500,000	42,500,000

Basic net income per unit	$0.38	$0.43	$0.48	$0.39	$0.48

Diluted Net Income per Unit:
Net income	$16,254	$18,447	$20,293	$16,689	$20,395

Weighted average number of basic units outstanding	42,500,000	42,500,000	42,500,000	42,500,000	42,500,000
Effect of dilutive securities—restricted unit grants	—	—	—	—	211

Weighted average number of diluted units outstanding	42,500,000	42,500,000	42,500,000	42,500,000	42,500,211

Diluted net income per unit	$0.38	$0.43	$0.48	$0.39	$0.48

11. MEMBERS' EQUITY

  Cash Distributions

        On October 26, 2006, we declared, for the period from our initial public offering on July 19, 2006 to September 30, 2006, a prorated initial quarterly distribution of $0.2574 per unit, which is based on a quarterly distribution of $0.32 per unit. Total cash distributions paid for the period from July 19, 2006 to September 30, 2006 are $10.9 million. The distribution was paid on November 17, 2006 to holders of record as of November 7, 2006.

        The cash distribution paid on November 17, 2006 to Valero Energy for the first 18 days of the quarter is $2.7 million.

  Second Amended and Restated Limited Liability Company Agreement

        On July 19, 2006, in connection with our initial public offering, we amended and restated our limited liability company agreement (the Second Amended and Restated Limited Liability Company Agreement). The material provisions of the Second Amended and Restated Limited Liability Company Agreement include the distributions of available cash, rights of unitholders, the election of members of our board of directors and allocations of taxable income and other matters.

        We have historically made distributions to Valero Energy affiliates in accordance with our limited liability company agreement, under which cash receipts less cash expenditures are distributed on a quarterly or more frequent basis to our members. The Second Amended and Restated Limited Liability Company Agreement requires that, within 50 days after the end of each quarter beginning with the quarter ending September 30, 2006, we distribute all of our available cash to the holders of record of our units on the applicable record date. Available cash is defined as all cash on hand at the end of any calendar quarter less the amount of cash reserves necessary or appropriate, as determined in good faith by our board of directors.

  Rights Agreement

        On July 19, 2006, we entered into a rights agreement with Computershare Investor Services, LLC (the Rights Agreement) under which one preferred unit purchase right (a Right) is attached to each of our outstanding units. The Rights become exercisable under specified circumstances, including any person or group (an acquiring person) becoming the beneficial owner of 15% or more of our outstanding units, subject to specified exceptions. Each Right entitles the registered holder to purchase from us one one-hundredth of a unit of junior participating preferred units, series I, (preferred units) at an exercise price of $100, subject to adjustment under specified circumstances. If events specified in the Rights Agreement occur, each holder of Rights other than the acquiring person can exercise their Rights. When a holder exercises a Right, the holder will be entitled to receive units valued at a multiple of the exercise price of the Right specified in the Rights Agreement. In some cases, the holder will receive cash, property or other securities instead of units. We may redeem the Rights for $0.001 per Right at any time prior to the tenth day after a person or group becomes an acquiring person.

        The Rights will expire on June 30, 2016, unless extended or earlier redeemed or exchanged, and are protected by customary anti-dilution provisions. Preferred units purchasable upon exercise of the Rights will not be redeemable. Each preferred unit will be entitled to share in our distributions of available cash pro rata with the units. In the event of liquidation, the holders of the preferred units will be entitled to a minimum preferential liquidation payment of $100 per unit. Each preferred unit will have 100 votes, voting together with the units. Finally, in the event of any merger, consolidation or other transaction in which units are exchanged, each preferred unit will be entitled to receive 100 times the amount received per unit.

12. STATEMENTS OF CASH FLOWS

        In order to determine net cash provided by operating activities, net income is adjusted by, among other things, changes in current assets and liabilities as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Decrease (increase) in current assets:
Accounts receivable	$(249)	$—	$—	$—	$—
Receivable from Valero L.P.	2,937	985	(1,151)	(31)	(10,291)
Receivable from Valero Energy	—	—	—	—	(72)
Income taxes receivable	—	—	—	—	(227)
Prepaid expenses and other	(1,194)	—	—	—	—
Increase (decrease) in current liabilities:
Accounts payable	823	—	2	—	96
Payable to Valero Energy	—	—	—	—	9,820
Income taxes payable	—	—	11	—	(10)
Accrued liabilities	(362)	1,239	(1,859)	—	(567)
Taxes other than income taxes	(1,354)	—	—	—	—

Changes in current assets and liabilities	$601	$2,224	$(2,997)	$(31)	$(1,251)

        Cash flows related to interest and income taxes were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Interest paid	$20,283	$17,110	$17,778	$13,293	$10,368
Income taxes paid	191	74	47	—	37

13. INCOME TAXES

        Components of income tax expense were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Current	$191	$74	$47	$56	$174
Deferred	(158)	(7)	67	9	99

Income tax expense	$33	$67	$114	$65	$273

        The tax effects of significant temporary differences representing deferred income tax assets relate principally to differences between the timing of expense recognition and the deductibility for tax purposes of compensation and employee benefit costs.

        The realization of deferred tax assets recorded as of September 30, 2006 is dependent upon our ability to generate future taxable income in the United States. We believe that it is more likely than not that the deferred tax assets as of September 30, 2006 will be realized, based upon expected future taxable income and potential tax planning strategies.

14. EMPLOYEE BENEFIT PLANS

        On October 13, 2006, Valero GP Holdings entered into an Employee Benefits Transition Agreement effective as of July 1, 2006 (the Transition Agreement). Prior to July 1, 2006, the employees of Valero GP, LLC were included in the various employee benefit plans of Valero Energy. These plans include a defined benefit pension plan, a retiree welfare benefit plan, health and welfare benefits, a defined contribution retirement plan, equity incentive plans and nonqualified deferred compensation plans. In accordance with the Transition Agreement and in connection with the initial public offering on July 19, 2006, employees of Valero GP, LLC began participating in newly enacted, comparable plans sponsored by Valero GP, LLC.

        In connection with this transition, Valero Energy and certain of its subsidiaries transferred related liabilities and assets totaling $7.9 million to Valero GP Holdings. In addition, Valero Energy, at its cost and expense, agreed to assist Valero GP, LLC in the design, preparation and initial implementation of Valero GP, LLC's employee benefit plans. Under the transition agreement, Valero Energy will continue to provide the transition services and arrangements described therein through the earlier of the completion of such services and arrangements or the effective date of the final sale by Valero Energy of its remaining membership interest in Valero GP Holdings, unless the parties otherwise agree.

        Valero GP, LLC established new benefit plans for employees as follows:

  Valero GP, LLC Thrift Plan

        Effective June 26, 2006, we established the Valero GP, LLC Thrift Plan (the Thrift Plan), which is a qualified employee profit-sharing plan. Participation in the Thrift Plan is voluntary and is open to substantially all of our employees in the United States who become eligible to participate upon date of hire.

        Thrift Plan participants can make basic contributions from 1% up to 8% of their total annual compensation, which includes overtime and cash bonuses. In addition, participants who make a basic contribution of 8% can also make a supplemental contribution of up to 22% of their total annual compensation. The maximum match by us is 75% of each participant's basic contributions up to 8% based on the participant's total annual compensation excluding cash bonuses.

  Valero GP, LLC Pension Plan

        Effective July 1, 2006, we established the Valero GP, LLC Pension Plan, a qualified non-contributory defined benefit plan (the Pension Plan). The Pension Plan covers substantially all of our employees in the United States and generally provides eligible employees with retirement income based on years of service and compensation during specific periods.

        Substantially all of our employees may become eligible to receive benefits after five years of service, including service recognized by Valero Energy for vesting purposes under the Valero Energy pension plan. All benefit obligations associated with employees' service through June 30, 2006, including the effect of future salary increases, are the responsibility of Valero Energy. All benefit obligations related to service on or after July 1, 2006 will be covered by the Pension Plan.

  Long-Term Incentive Plans

        On July 19, 2006, our board of directors adopted the Valero GP Holdings, LLC Long-Term Incentive Plan (the 2006 LTIP) for our employees, consultants and directors and employees and consultants of our affiliates who perform services for us or our affiliates. The 2006 LTIP allows for the awarding of (i) unit options; (ii) performance units; (iii) restricted units; (iv) phantom units; (v) unit grants; and (vi) unit appreciation rights. The 2006 LTIP permits the granting of awards totaling an aggregate of 2,000,000 units. The 2006 LTIP will be administered by the compensation committee of our board of directors.

        Our board of directors, or its compensation committee, in its discretion may terminate, suspend or discontinue the 2006 LTIP at any time with respect to any award that has not yet been granted. Our board of directors, or its compensation committee, also has the right to alter or amend the 2006 LTIP or any part of the 2006 LTIP from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

        On August 22, 2006, we granted 2,886 restricted units of Valero GP Holdings to our directors. One third of the units granted will vest on each anniversary of the grant over three years.

  Excess Thrift Plan, Excess Pension Plan and SERP

        Effective July 1, 2006, Valero GP, LLC established an excess thrift plan (the Excess Thrift Plan), an excess pension plan (the Excess Pension Plan) and a supplemental executive retirement plan (the SERP). Effective as of July 1, 2006, eligible Valero GP, LLC employees ceased accruing additional benefits under Valero Energy's excess pension plan (the Prior Excess Pension Plan) and Valero Energy's supplemental executive retirement plan (the Prior SERP), and ceased participating in Valero Energy's excess thrift plan.

        The Excess Thrift Plan provides benefits to those employees of Valero GP, LLC whose annual additions under the Thrift Plan are subject to the limitations on such annual additions as provided under §415 of the Internal Revenue Code of 1986, as amended (the Code), and/or who are constrained from making maximum contributions under the Thrift Plan by §401(a)(17) of the Code, which limits the amount of an employee's annual compensation which may be taken into account under that plan. The Excess Thrift Plan is comprised of two separate components, consisting of (1) an "excess benefit plan" as defined under §3(36) of The Employee Retirement Income Security Act of 1974, as amended (ERISA) and (2) a plan that is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. Each component of the Excess Thrift Plan shall consist of a separate plan for purposes of Title I of ERISA.

        The Excess Pension Plan provides benefits to those employees of Valero GP, LLC whose pension benefits under the Pension Plan and the Valero Energy pension plan (where applicable) are subject to limitations under the Code, or who are otherwise indirectly constrained by the Code from realizing the maximum benefit available to them under the terms of the Pension Plan and the Valero Energy pension plan (where applicable). The Excess Pension Plan is an "excess benefit plan" as defined under §3(36) of ERISA, for those benefits provided in excess of Section 415 of the Code. Benefits provided as a result of other statutory limitations are limited to a select group of management or other highly compensated employees. The Excess Pension Plan will assume the liabilities of the Prior Excess Pension Plan as of July 1, 2006 with respect to Valero GP, LLC employees, and will provide a single, nonqualified defined benefit to those Valero GP, LLC employees for their pre-July 1, 2006 benefit accruals under the Prior Excess Pension Plan and their post-July 1, 2006 benefit accruals under the Excess Pension Plan.

        The SERP provides those highly compensated, management personnel of Valero GP, LLC who were accruing benefits under the Prior SERP up until July 1, 2006, and those who may subsequently become eligible, with a supplement to the retirement benefit they may otherwise receive under the Pension Plan and the Valero Energy pension plan (where applicable). Benefits under the SERP are limited to a select group of management or other highly compensated employees. The SERP will assume the liabilities of the Prior SERP as of July 1, 2006 with respect to Valero GP, LLC employees, and will provide a single, nonqualified defined benefit to those Valero GP, LLC employees for their pre-July 1, 2006 benefit accruals under the Prior SERP and their post-July 1, 2006 benefit accruals under the SERP.

        None of the Excess Thrift Plan, the Excess Pension Plan or the SERP is intended to constitute either a qualified plan under the provisions of Section 401 of the Code or a funded plan subject to ERISA.

        Valero GP, LLC assumed the liabilities accrued under the Prior Excess Pension Plan and the Prior SERP related to its employees, totaling $0.2 million and $0.9 million, respectively.

        In addition to the liabilities associated with the new benefit plans, Valero GP, LLC also retained the liabilities for the benefit obligations related to the post-retirement medical benefits for those employees that are not "retirement eligible" (employees over 55 years old with 5 years of service and eligible to receive benefits under the Valero Energy pension plan) on July 19, 2006, and certain long-term disability benefits (LTD) under the Valero Energy flex benefits plan totaling $6.1 million and $0.6 million, respectively, as of July 1, 2006. Valero Energy retained the responsibility for the post-retirement medical benefit obligation for employees who are retirement eligible on July 19, 2006, and those who subsequently become retirement eligible and elect to receive a benefit on or before December 31, 2006 under the Valero Energy pension plan. We expect to adopt a post-retirement medical benefits plan that will provide comparable benefits to our employees beginning January 1, 2007.

        Medical and other welfare benefits will continue to be provided to Valero GP, LLC employees under the Valero Energy flex benefits plan through December 31, 2006, at which time a new welfare benefit plan will be established by Valero GP, LLC for the following plan year. Valero GP, LLC will reimburse Valero Energy for the medical and other welfare benefits provided to Valero GP, LLC employees through December 31, 2006. Valero L.P. will continue to reimburse us for the cost of medical and other welfare benefits.

        All costs incurred by Valero GP Holdings related to these employee benefit plans, excluding compensation expense related to the long-term incentive plans, were and will continue to be reimbursed by Valero L.P. at cost. Long-term incentive plan compensation expense pertaining to employees of Valero GP, LLC was reimbursed by Valero L.P., while such compensation expense pertaining to corporate officers of Valero Energy was reimbursed by Valero Energy affiliates other than us. Prior to July 19, 2006, any liability of ours related to the various employee benefit plans, other than the bonus plans and the long-term incentive plans, was reflected in "notes payable to affiliates" in our consolidated balance sheets. The liability for the bonus plans was recorded by Valero L.P., and the obligation under the long-term incentive plans is reflected in "accrued liabilities" in our consolidated balance sheets. Subsequent to July 19, 2006, our liability for these employee benefits is included in "other long-term liabilities" on our consolidated balance sheet.

        The components of net periodic benefit cost related to our defined benefit plans, which are reimbursed to us by Valero L.P., were as follows for the three months ended September 30, 2006 (in thousands):

	Pension Plans(a)	Other Postretirement Benefit Plans
Components of net periodic benefit cost:
Service cost	$1,588	$130
Interest cost	22	95
Amortization of net loss	5	—

Net periodic benefit cost	$1,615	$225

(a)
Includes amounts related to the Pension Plan, Excess Pension Plan and SERP.

        In addition to the benefit plans discussed above, Valero GP, LLC had previously adopted the following long-term incentive plans:

  •
  Valero GP, LLC adopted the 2000 Long-Term Incentive Plan (the 2000 LTIP) under which Valero GP, LLC may award up to 250,000 common units to certain key employees of Valero Energy's affiliates providing services to us and to directors and officers of Valero GP, LLC.

    Awards under the LTIP can include unit options, restricted units, performance awards, distribution equivalent rights (DERs) and contractual rights to receive common units.

  •
  In June 2003, Valero GP, LLC adopted the 2003 Employee Unit Incentive Plan (the UIP) under which Valero GP, LLC may award up to 500,000 common units to employees of Valero GP, LLC or its affiliates, excluding officers and directors of Valero GP, LLC and its affiliates. Awards under the UIP can include unit options, restricted units and DERs.

  •
  Valero GP, LLC adopted the 2002 Unit Option Plan (the UOP) under which Valero GP, LLC may award up to 200,000 unit options to officers and directors of Valero GP, LLC or its affiliates.

        The number of awards granted under the above noted plans were as follows:

	Year Ended December 31,
	2003		2004		2005
	Granted	Vesting	Granted	Vesting	Granted	Vesting
LTIP:
Contractual rights	30,000	1/3 per year	—	—	—	—
Unit options	28,625	1/5 per year	—	—	25,075	1/5 per year
Restricted units	2,280	1/5 per year	9,425	1/5 per year	14,920	1/5 per year
Restricted units	—	—	579	1/3 per year	1,340	1/3 per year
UOP	32,000	1/5 per year	23,775	1/5 per year	14,925	1/5 per year
UIP:
Unit options	—	—	49,575	1/5 per year	128,300	1/5 per year
Restricted units	1,440	1/5 per year	2,680	1/5 per year	31,800	1/5 per year

        As of December 31, 2004 and 2005 and September 30, 2006, Valero GP Holdings had accrued $4,419,000, $2,293,000 and $1,673,000, respectively, for the outstanding awards. See Note 2, "Stock-Based Compensation," for a discussion of the manner in which Valero GP Holdings accounts for the above awards. As of December 31, 2005, Valero L.P. common units that remained available to be awarded totaled 38,772 under the LTIP, 250 under the UOP and 287,730 under the UIP. Awards under these plans are currently granted solely to individuals whose services are entirely devoted to Valero L.P., and the costs related to such awards are borne by Valero L.P.

        Valero L. P. has previously and will continue to reimburse us for the cost of the 2000 LTIP, the UIP and the UOP.

  Amended and Restated 2000 Long-Term Incentive Plan

        Effective October 1, 2006, the Valero GP, LLC 2000 Long-Term Incentive Plan was amended as follows:

  •
  increase the number of units authorized for issuance under the Plan from 250,000 units (of which 223,147 have been granted to date) to 1,500,000 units;

  •
  permit the "cashless-broker" exercise of options;

  •
  provide that if an award under the Plan expires, is cancelled, exercised, paid or otherwise terminates without the delivery of units then the units covered by such award, to the extent of such expiration, cancellation, exercise, payment or termination, shall again be units with respect to which awards under the Plan may be granted;

  •
  amend the Plan to meet the requirements of, and facilitate compliance with, Section 409A of the Internal Revenue Code;

  •
  and amend the definition of "Change of Control" to reflect that as a result of its recently completed initial public offering, Valero GP Holdings, LLC is now the 100% owner of the general partner of Valero L.P.

15. SUBSEQUENT EVENTS

        Effective on November 30, 2006, we amended our credit facility (i) to remove the requirement that the lenders approve in advance the amount of pro forma EBITDA associated with certain material construction projects used in the calculation of consolidated EBITDA, a component of the consolidated debt coverage ratio required by the covenants of the agreements, and (ii) to exclude from the agreements' definition of Indebtedness the aggregate principal amount of hybrid equity securities, as defined in the amendment, that is treated as equity by Standard & Poors and Moody's based on the classifications of these hybrid equity securities issued by Standard & Poors and Moody's.

VALERO L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT

Introduction

        The following unaudited pro forma condensed combined statement of income gives effect to the acquisition by Valero L.P. of Kaneb Services LLC ("KSL") and Kaneb Pipe Line Partners, L.P. ("KPP") (collectively referred to as "Kaneb") on July 1, 2005. Valero L.P. acquired all of the equity securities of KSL in a fixed cash merger for $43.31 per share. Immediately subsequent to the KSL merger, unitholders of KPP exchanged their units for Valero L.P. common units receiving 1.0231 common units of Valero L.P. for each KPP unit tendered in the exchange.

        As a condition to complete the acquisition of Kaneb, Valero L.P. and the United States Federal Trade Commission agreed that Valero L.P. would divest certain Kaneb assets within six months of the close of the acquisition. The assets to be divested included Kaneb terminals located in Richmond, CA; Martinez, CA; Paulsboro, NJ; two terminals in Philadelphia, PA; and Kaneb's West Pipeline System. These assets are collectively referred to as the "Held Separate Businesses." On September 30, 2005, Valero L.P. sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455 million. On July 1, 2005 Valero L.P. sold the stock of Martin Oil LLC ("MOC"), a wholly owned subsidiary of KSL and acquired as part of the acquisition of Kaneb, to a subsidiary of Valero Energy Corporation ("Valero Energy") for approximately $27 million. Additionally, on March 30, 2006, Valero L.P. sold its subsidiaries located in Australia and New Zealand (the Australia and New Zealand Subsidiaries) for approximately $65 million plus working capital adjustments. These subsidiaries had also been acquired as part of the acquisition of Kaneb.

        The unaudited pro forma condensed combined statement of income for the year ended December 31, 2005 assumes that the Kaneb acquisition occurred on January 1, 2005, and it excludes the results of operations of the Held Separate Businesses, MOC and the Australia and New Zealand Subsidiaries. The Valero L.P. historical statement of income information presented in the unaudited pro forma condensed combined statement of income includes the results of operations of KPP and KSL from the date of acquisition, July 1, 2005, through December 31, 2005. Therefore, the adjusted KSL historical statement of income information, which reflects the consolidation of KPP and KSL with all intercompany transactions being eliminated, is only for the six months ended June 30, 2005. The first set of pro forma adjustments in the unaudited pro forma condensed combined statement of income reflects the effect of the KSL merger. The second set of pro forma adjustments reflects the effect of the KPP merger that occurred immediately upon the closing of the KSL merger. The estimates of fair value of the assets acquired and liabilities assumed are based on preliminary assumptions, pending the completion of an independent appraisal, with any excess of purchase price over the net fair value of assets acquired and liabilities assumed assigned to goodwill.

        An unaudited pro forma condensed combined balance sheet as of September 30, 2006 and an unaudited pro forma condensed combined statement of income for the nine months ended September 30, 2006 are not presented because the transactions discussed above are reflected in Valero L.P.'s historical financial statements as of and for the nine months ended September 30, 2006.

        The unaudited pro forma condensed combined statement of income should be read in conjunction with the historical consolidated financial statements of Valero L.P. and Kaneb Services LLC included elsewhere in this prospectus. The unaudited pro forma condensed combined statement of income is not necessarily indicative of the financial results that would have occurred if the Kaneb acquisition had been consummated on the date indicated, nor is it necessarily indicative of the results of operations in the future. The pro forma adjustments, as described in the notes to unaudited pro forma condensed combined financial statements, are based upon available information and certain assumptions that Valero L.P.'s management believes are reasonable.

        The unaudited pro forma condensed combined statement of income does not give effect to any anticipated cost savings or other financial benefits expected to result from the Kaneb acquisition.

VALERO L.P. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

	Valero L.P. Historical	Kaneb Services LLC Historical As Adjusted (Six Months Ended June 30, 2005)(a)	KSL Merger Pro Forma Adjustment		Valero L.P. Pro Forma after KSL Merger	KPP Merger Pro Forma Adjustments		Valero L.P. Pro Forma Combined with Kaneb
		(Thousands of dollars, except unit and per unit data)
Revenues	$659,557	$348,902	$—		$1,008,459	$(2,797	)(d)	$1,005,662

Costs and expenses:
Cost of product sales	229,806	171,551	—		401,357	—		401,357
Operating expenses	184,609	87,641	—		272,250	—		272,250
General and administrative expenses	26,553	38,975	—		65,528	—		65,528
Depreciation and amortization expense	64,895	24,649	—		89,544	4,636	(e)	94,180
Provision for loss contingencies	—	42,000	—		42,000	—		42,000

Total costs and expenses	505,863	364,816	—		870,679	4,636		875,315

Operating income (loss)	153,694	(15,914)	—		137,780	(7,433)		130,347
Equity earnings in joint ventures	2,319	—	—		2,319	2,797	(d)	5,116
Interest and other expenses, net	(43,625)	(22,397)	946	(b)	(65,076)	3,955	(f)	(61,121)

Income (loss) before interest of outside non-controlling partners and income tax expense	112,388	(38,311)	946		75,023	(681)		74,342
Interest of outside non-controlling partners	—	2,158	—		2,158	(2,158	)(g)	—
Income tax benefit (expense)	(4,713)	13,455	—		8,742	—	(h)	8,742

Income (loss) from continuing operations	$107,675	$(22,698)	$946		$85,923	(2,839)		$83,084

Allocation of income from continuing operations:
Income (loss) from continuing operations	$107,675	$(22,698)	$946		$85,923	$(2,839)		$83,084
General partner's interest in income from continuing operations	(10,758)	—	—		(10,758)	(3,053	)(i)	(13,811)

Limited partner's interest in income (loss) from continuing operations	$96,917	$(22,698)	$946		$75,165	$(5,892)		$69,273

Income from continuing operations per unit applicable to limited partners	$2.76							$1.48

Weighted average number of limited partnership units outstanding	35,023,250				35,023,250	11,786,696	(c)	46,809,946

See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

VALERO L.P. AND SUBSIDIARIES

NOTES TO UNAUDITED
PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT

Kaneb Services LLC's Historical Statement of Operations:

(a)
KSL's historical statement of operations for the six months ended June 30, 2005 has been adjusted on a pro forma basis to reflect the elimination of the revenues and expenses of the Held Separate Businesses, MOC and the Australia and New Zealand Subsidiaries, as follows (in thousands):

	Kaneb Services LLC Historical	Pro Forma Adjustments	Kaneb Services LLC Historical, As Adjusted
Revenue	$626,221	$(277,319)	$348,902

Costs and expenses:
Cost of products sold	405,165	(233,614)	171,551
Operating expenses	104,731	(17,090)	87,641
General and administrative expenses	40,897	(1,922)	38,975
Depreciation and amortization	29,501	(4,852)	24,649
Provision for loss contingencies	42,000	—	42,000

Total costs and expenses	622,294	(257,478)	364,816

Operating income (loss)	3,927	(19,841)	(15,914)
Interest and other expenses, net	(23,671)	1,274	(22,397)

Loss before interest of outside non-controlling partners and income tax expense	(19,744)	(18,567)	(38,311)
Interest of outside non-controlling partners	2,158	—	2,158
Income tax benefit	12,778	677	13,455

Loss from continuing operations	$(4,808)	$(17,890)	$(22,698)

Kaneb Services LLC Merger Pro Forma Adjustment:

(b)
To reflect a net reduction in interest expense of $946,000 calculated on a net reduction in borrowings of $22 million ($525 million of new term debt, less $455 million due to proceeds from the sale of the Held Separate Businesses, less $27 million due to proceeds from the sale of MOC and less $65 million due to proceeds from the sale of the Australia and New Zealand Subsidiaries), offset by the amortization of deferred debt issuance costs of $81,000. A 1/8% change in the interest rate associated with these borrowings would have a $13,750 effect on interest expense.

Kaneb Pipe Line Partners, L.P. Pro Forma Adjustments:

(c)
To reflect the purchase of KPP's remaining 82% limited partner interest through an exchange of Valero L.P. common units.

KPP's limited partner units outstanding as of June 30, 2005	28,327,590
Less: KSL's ownership of KPP's limited partner units acquired by Valero L.P. in the KSL merger	5,095,500

Number of KPP limited partner units exchanged for Valero L.P. common units	23,232,090
Multiplied by the exchange ratio	1.0231	(1)

Number of Valero L.P. common units issued in the exchange	23,768,751

  The following calculates the weighted average effect of the common unit issuance for the year ended December 31, 2005:

Number of Valero L.P. common units issued in the exchange	23,768,751
Multiplied by the ratio of total days during the six-month period prior to the acquisition date to total days during the year	181/365

Weighted average effect of common unit issuance	11,786,696

(1)
Under the terms of the merger agreement with KPP, each unit of KPP was exchanged for 1.0231 Valero L.P. common units.

(d)
To reclassify certain revenues as equity income from joint ventures of $2,797,000 for the six months ended June 30, 2005 in order to conform the financial statement presentation to that of Valero L.P.

(e)
To record depreciation and amortization expense on the excess purchase price allocated to property and equipment and intangible assets (exclusive of the Held Separate Businesses and MOC). The pro forma adjustment to depreciation expense is $1,736,000 based on an estimated life of 25 years and no salvage value. The pro forma adjustment to amortization expense is $2,900,000 based on an estimated life of 10 years.

(f)
To reflect interest expense reductions attributable to amortization of the $55 million excess of fair value over carrying value of Kaneb's debt at June 30, 2005 (i.e., the "fair value premium") of $3,955,000 for the six months ended June 30, 2005. For pro forma presentation purposes, the fair value premium associated with each Kaneb debt instrument assumed has been amortized from January 1, 2005 or the date of issuance of the debt, whichever is later, over the remaining term of the instrument using the effective interest method. If market rates underlying the fair value of each debt instrument were to increase 1/8%, the pro forma increase in interest expense would be $266,000 for the six months ended June 30, 2005.

(g)
To eliminate the deduction from income representing the interest of outside non-controlling partners in KPP of $2,158,000 for the six months ended June 30, 2005. As a result of the Kaneb mergers, Valero L.P. owns 100% of KSL's and KPP's ownership interests.

(h)
The pro forma adjustments to the statement of income have not been tax-effected as the effect on income tax is not material.

(i)
To reflect the adjustment to the general partner's interest in income from continuing operations that has been calculated assuming quarterly distributions per limited partner unit of $0.855, which was declared and approved by Valero L.P.'s board of directors on January 27, 2006. The general partner's incentive distribution rights have been calculated as defined by Valero L.P.'s partnership agreement. The income from continuing operations applicable to the general partner is reflected in the KPP merger pro forma adjustments to reflect the effect of both mergers. The following reflects the general partner's total interest in the pro forma combined income from continuing operations for the year ended December 31, 2005 (in thousands):

General partner's 2% ownership interest in income from continuing operations	$1,615
General partner's incentive distribution	12,196

Total general partner interest in income from continuing operations	$13,811

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Valero GP, LLC
and Unitholders of Valero L.P.:

        We have audited the accompanying consolidated balance sheets of Valero L.P. and subsidiaries (a Delaware limited partnership) (the Partnership) as of December 31, 2004 and 2005, and the related consolidated statements of income, cash flows and partners' equity for the years then ended. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valero L.P. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the PCAOB, the effectiveness of Valero L.P. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
San Antonio, Texas March 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Valero GP, LLC
and Unitholders of Valero L.P.

        We have audited the consolidated statements of income, cash flows and partners' equity of Valero L.P. and subsidiaries (a Delaware limited partnership, "the Partnership") for the year ended December 31, 2003. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Valero L.P. and subsidiaries for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP
San Antonio, Texas March 11, 2004

VALERO L.P. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars, except unit data)

	December 31,
			September 30, 2006
	2004	2005
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$16,147	$36,054	$66,729
Receivable from Valero Energy	19,195	21,873	21,132
Accounts receivable, net of allowance for doubtful accounts of $0 and $1,976 as of December 31, 2004 and 2005, respectively, and $1,063 as of September 30, 2006	3,395	110,066	79,213
Inventories	—	17,473	8,577
Other current assets	1,242	30,138	25,948
Assets of businesses held for sale	—	79,807	—

Total current assets.	39,979	295,411	201,599

Property and equipment, at cost	981,360	2,417,529	2,497,919
Accumulated depreciation and amortization	(196,361)	(257,316)	(325,337)

Property and equipment, net	784,999	2,160,213	2,172,582
Intangible assets, net	4,695	59,159	55,164
Goodwill	4,715	767,587	774,966
Investment in joint ventures	15,674	73,986	74,103
Deferred charges and other assets, net	7,445	10,636	22,128

Total assets	$857,507	$3,366,992	$3,300,542

LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Current portion of long-term debt	$990	$1,046	$566
Payable to Valero Energy	4,166	12,800	12,712
Accounts payable	10,909	104,320	62,858
Accrued interest payable	7,693	16,391	9,740
Accrued liabilities	5,146	46,917	39,568
Taxes other than income taxes	4,705	9,013	12,020
Income taxes payable	—	4,001	1,154
Liabilities of businesses held for sale	—	11,100	—

Total current liabilities	33,609	205,588	138,618

Long-term debt, less current portion	384,171	1,169,659	1,178,476
Long-term debt, payable to Valero Energy	—	5,507	5,765
Deferred income taxes	—	13,576	20,296
Other long-term liabilities	1,416	71,883	70,716
Commitments and contingencies (Note 12)
Partners' equity:
Common units (13,442,072 outstanding as of December 31, 2004 and 37, 210,427 outstanding as of December 31, 2005 and 46,809,749 as of September 30, 2006)	310,537	1,749,007	1,839,881
Subordinated units (9,599,322 outstanding as of December 31, 2004 and 2005 and 0 as of September 30, 2006)	117,968	114,127	—
General partner's equity	9,836	38,913	39,095
Accumulated other comprehensive income (loss)	(30)	(1,268)	7,695

Total partners' equity	438,311	1,900,779	1,886,671

Total liabilities and partners' equity	$857,507	$3,366,992	$3,300,542

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Thousands of dollars, except unit and per unit data)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Revenues:
Services revenues:
Third parties	$2,845	$3,184	$174,576	$86,457	$267,613
Valero Energy	178,605	217,608	232,618	176,694	194,298

Total services revenues	181,450	220,792	407,194	263,151	461,911
Product sales	—	—	252,363	110,175	383,084

Total revenues	181,450	220,792	659,557	373,326	844,995

Costs and expenses:
Cost of product sales	—	—	229,806	101,217	350,260
Operating expenses:
Third parties	40,413	46,338	125,538	70,852	164,168
Valero Energy	24,196	31,960	59,071	38,907	68,559

Total operating expenses	64,609	78,298	184,609	109,759	232,727
General and administrative expenses:
Third parties	1,427	782	7,197	4,356	9,556
Valero Energy	6,110	10,539	19,356	12,708	20,767

Total general and administrative expenses	7,537	11,321	26,553	17,064	30,323
Depreciation and amortization	26,267	33,149	64,895	40,255	74,022

Total costs and expenses	98,413	122,768	505,863	268,295	687,332

Operating income	83,037	98,024	153,694	105,031	157,663
Equity earnings in joint ventures	2,416	1,344	2,319	2,340	4,514
Interest and other expenses, net	(15,860)	(20,950)	(43,625)	(26,344)	(47,630)

Income from continuing operations before income tax expense	69,593	78,418	112,388	81,027	114,547
Income tax expense	—	—	4,713	2,050	1,997

Income from continuing operations	69,593	78,418	107,675	78,977	112,550
Income (loss) from discontinued operations, net of income tax	—	—	3,398	4,306	(377)

Net income	69,593	78,418	111,073	83,283	112,173
Less general partner's interest and incentive distributions	(3,959)	(5,927)	(10,758)	(7,215)	(12,550)

Limited partners' interest in net income	$65,634	$72,491	$100,315	$76,068	$99,623

Net income per unit applicable to limited partners:
Continuing operations	$3.02	$3.15	$2.76	$2.31	$2.14
Discontinued operations	—	—	0.10	0.14	(0.01)

Net income	$3.02	$3.15	$2.86	$2.45	$2.13

Weighted average number of basic and diluted units outstanding	21,706,164	23,041,394	35,023,250	31,051,243	46,809,749

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of dollars)

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
				(unaudited)
Cash Flows from Operating Activities:
Net income	$69,593	$78,418	$111,073	$83,283	$112,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,267	33,149	66,667	41,425	74,022
Provision for deferred income taxes	—	—	4,283	—	—
Equity income from joint ventures	(2,416)	(1,344)	(2,499)	(2,340)	(4,601)
Distributions from joint ventures expense	2,416	1,344	2,499	2,488	4,052
Changes in operating assets and liabilities:
(Increase) decrease in receivable from Valero Energy	(7,299)	(3,414)	(2,678)	(1,343)	741
(Increase) decrease in accounts receivable	(3,831)	1,938	(39,397)	(10,680)	32,997
(Increase) decrease in inventories	—	—	(6,042)	(1,928)	8,672
Increase in other current assets	(1,098)	(260)	(11,475)	(1,334)	1,335
Increase (decrease) in payable to Valero Energy	9,849	(5,683)	8,634	7,528	(88)
(Decrease) increase in accrued interest payable	4,441	47	(259)	(7,152)	(6,652)
(Decrease) increase in accounts payable and other accrued liabilities	4,091	3,339	54,604	19,961	(36,693)
(Decrease) increase in taxes other than income taxes	644	264	(3,323)	2,019	3,205
Other, net	3,451	705	4,343	3,471	(7,184)

Net cash provided by operating activities	106,108	108,503	186,430	135,398	181,979

Cash Flows from Investing Activities:
Reliability capital expenditures	(10,353)	(9,701)	(23,707)	(12,369)	(21,334)
Expansion capital expenditures	(21,208)	(19,702)	(44,379)	(28,926)	(48,981)
Kaneb acquisition, net of cash acquired	—	(1,098)	(500,973)	(505,669)	—
Other acquisitions	(411,176)	(28,085)	—	—	(12,827)
Investment in other noncurrent assets	—	—	(3,319)	(999)	(9,404)
Proceeds from sale of Held Separate Businesses, net	—	—	454,109	454,109	—
Proceeds from dispositions of other assets	—	46	26,836	26,788	120
Proceeds from sale of Australia and New Zealand subsidiaries	—	—	—	—	70,072
Proceeds from insurance settlement	—	—	—	—	3,661
Distributions in excess of equity earnings in joint ventures	387	29	2,433	—	472
Other	—	—	—	—	912

Net cash used in investing activities	(442,350)	(58,511)	(89,000)	(67,066)	(17,309)

Cash Flows from Financing Activities:
Proceeds from 6.05% senior note offering, net of discount and issuance costs	247,297	—	—	—	—
Other long-term borrowings	25,000	43,000	746,472	713,194	59,000
Long-term debt repayments	(25,298)	(15,468)	(735,064)	(700,520)	(48,480)
Distributions to unitholders and general partner	(65,916)	(78,240)	(127,789)	(83,839)	(135,596)
Redemption of common units held by UDS Logistics, LLC	(134,065)	—	—	—	—
General partner contributions, net of redemption	2,930	—	29,197	29,197	352
Proceeds from sale of common units to the public, net of issuance costs	269,026	—	—	—	—
Increase (decrease) in cash book overdrafts	(520)	1,118	10,006	—	(8,216)
Other	—	—	—	—	(395)

Net cash provided by (used in) financing activities	318,454	(49,590)	(77,178)	(41,968)	(133,335)

Effect of foreign exchange rate changes on cash	—	—	(345)	(833)	(660)

Net increase (decrease) in cash and cash equivalents	(17,788)	402	19,907	25,531	30,675
Cash and cash equivalents as of the beginning of period	33,533	15,745	16,147	16,147	36,054

Cash and cash equivalents as of the end of period	$15,745	$16,147	$36,054	$41,678	$66,729

Supplemental cash flow information:
Cash paid for interest	$15,701	$24,120	$53,162	$37,013	$62,941

Cash paid for income taxes	$—	$—	$1,663	$47	$5,952

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY

(Thousands of dollars)

	Limited Partners
	Common		Subordinated			Accumulated Other Comprehensive Income (Loss)
					General Partner		Total Partners' Equity
	Units	Amount	Units	Amount
Balance as of January 1, 2003	9,654,572	$170,655	9,599,322	$117,042	$6,198	$—	$293,895
Net income	—	36,832	—	28,802	3,959	—	69,593
Cash distributions to partners	—	(34,559)	—	(27,839)	(3,518)	—	(65,916)
Sales of 7,567,250 common units to the public in March, April and August 2003 and related general partner interest contributions	7,567,250	269,026	—	—	5,787	—	274,813
Redemption of 3,809,750 common units held by UDS Logistics, LLC and related general partner interest redemption	(3,809,750)	(134,065)	—	—	(2,857)	—	(136,922)
Other	30,000	2,700	—	—	—	—	2,700

Balance as of December 31, 2003	13,442,072	310,589	9,599,322	118,005	9,569	—	438,163
Net income	—	42,290	—	30,201	5,927	—	78,418
Other comprehensive loss—foreign currency translation	—	—	—	—	—	(30)	(30)

Total comprehensive income	—	42,290	—	30,201	5,927	(30)	78,388

Cash distributions to partners	—	(42,342)	—	(30,238)	(5,660)	—	(78,240)

Balance as of December 31, 2004	13,442,072	310,537	9,599,322	117,968	9,836	(30)	438,311
Net income	—	72,383	—	27,932	10,758	—	111,073
Other comprehensive loss—foreign currency translation	—	—	—	—	—	(1,238)	(1,238)

Total comprehensive income	—	72,383	—	27,932	10,758	(1,238)	109,835

Cash distributions to partners	—	(85,138)	—	(31,773)	(10,878)	—	(127,789)
Exchange of 23,768,355 common units for all common units of KPP in July 2005 and related general partner interest contributions	23,768,355	1,451,225	—	—	29,197	—	1,480,422

Balance as of December 31, 2005	37,210,427	1,749,007	9,599,322	114,127	38,913	(1,268)	1,900,779
Net income	—	90,183	—	9,440	12,550	—	112,173
Other comprehensive income—foreign currency translation	—	—	—	—	—	8,963	8,963

Total comprehensive income	—	90,183	—	9,440	12,550	8,963	121,136

Cash distributions to partners	—	(106,173)	—	(16,703)	(12,720)	—	(135,596)
Contributions from general partner	—	—	—	—	352	—	352
Conversion of 9,599,322 subordinated units to common units on May 8, 2006	9,599,322	106,864	(9,599,322)	(106,864)	—	—	—

Balance as of September 30, 2006 (unaudited)	46,809,749	$1,839,881	—	$—	$39,095	$7,695	$1,886,671

See Notes to Consolidated Financial Statements.

VALERO L.P. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

  Organization

        Valero L.P. is a publicly traded Delaware limited partnership formed in 1999 that completed its initial public offering of common units on April 16, 2001.

        As used in this report, references to "we," "us," "our" or "the Partnership" collectively refer, depending on the context, to Valero L.P. or a wholly owned subsidiary of Valero L.P.

        Riverwalk Logistics, L.P., a wholly owned subsidiary of Valero Energy Corporation (Valero Energy), is the 2% general partner of the Partnership. Valero Energy, through various affiliates, is also a limited partner in us, resulting in a combined partnership ownership of 23.4%. The remaining 76.6% limited partnership interests are held by public unitholders.

        On July 1, 2005, we completed our acquisition (Kaneb acquisition) of Kaneb Services LLC (KSL) and Kaneb Pipe Line Partners, L.P. (KPP, and, together with KSL, Kaneb). We acquired all of KSL's outstanding equity securities for approximately $509 million in cash, which was primarily funded by borrowings under a $525 million term credit agreement. Additionally, we issued approximately 23.8 million of our common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP.

        On January 15, 2006, UDS Logistics, LLC, an indirect, wholly owned subsidiary of Valero Energy, changed its name to Valero GP Holdings, LLC. On January 25, 2006, Valero GP Holdings, LLC formed Riverwalk Holdings, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary, and contributed its 21.4% limited partnership interest (both common and subordinated units) in Valero L.P. and its 99.9% limited partnership interest in Riverwalk Logistics, L.P. to the newly formed subsidiary.

        On June 30, 2006, Valero GP Holdings, LLC filed an amended registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of approximately 41% of its units representing limited liability company interests. All units will be sold by subsidiaries of Valero Energy, which initially will retain an approximate 59% ownership interest in Valero GP Holdings, LLC, the principal owner of our general partner interest and the general partner incentive distribution rights and the owner of a 21.4% limited partner interest in us. In the registration statement, Valero Energy states its intention to further reduce and ultimately sell all of its interest in Valero GP Holdings, LLC, pending market conditions.

  Operations

        Our operations are managed by Valero GP, LLC. Valero GP, LLC is the general partner of Riverwalk Logistics, L.P. Valero GP, LLC is an indirect wholly owned subsidiary of Valero Energy.

        We conduct our operations through our subsidiaries, primarily Valero Logistics Operations, L.P. (Valero Logistics) and, as a result of the Kaneb acquisition, Kaneb Pipe Line Operating Partnership, L.P. (KPOP). We have four business segments: refined product terminals, refined product pipelines, crude oil pipelines and crude oil storage tanks. As of September 30, 2006, our assets included:

  •
  67 refined product terminal facilities providing approximately 58.0 million barrels of storage capacity;

  •
  8,449 miles of refined product pipelines, including 2,000 miles of anhydrous ammonia pipelines, with 21 associated terminals providing storage capacity of 4.8 million barrels;

  •
  854 miles of crude oil pipelines with 11 associated storage tanks providing storage capacity of 1.7 million barrels; and

  •
  60 crude oil storage tanks providing storage capacity of 12.5 million barrels.

        We have terminals in the United States, the Netherlands Antilles, Canada, Mexico, the Netherlands and the United Kingdom. We sold eight terminals located in Australia and New Zealand on March 30, 2006. Our largest customer is Valero Energy, which accounted for 34% of our consolidated revenues for the year ended December 31, 2005 (See Note 14. Related Party Transactions).

        Valero Energy, an independent refining and marketing company, owns and operates 18 refineries with a combined total throughput capacity as of September 30, 2006 of approximately 3.3 million barrels per day. Valero Energy's refining operations rely on various logistics assets (pipelines, terminals, marine dock facilities, bulk storage facilities, refinery delivery racks and rail car loading equipment) that support its refining and retail operations, including the logistics assets we own and operated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        All information as of September 30, 2006 and for the nine-month periods ended September 30, 2005 and 2006 is unaudited. The unaudited consolidated financial statements as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, they do not include all of the information and notes required by GAAP for complete consolidated financial statements as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are of a normal recurring nature unless disclosed otherwise. Financial information for the nine months ended September 30, 2005 and 2006 included in these Notes to Consolidated Financial Statements is derived from our unaudited consolidated financial statements. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

  Consolidation

        The accompanying consolidated financial statements represent the consolidated operations of the Partnership and our subsidiaries in which we have a controlling interest. Inter-partnership balances and transactions have been eliminated in consolidation. The operations of certain crude oil, refined product pipelines and refined product terminals in which we own an undivided interest, are proportionately consolidated in the accompanying consolidated financial statements. Investments in 50% or less owned entities are accounted for using the equity method of accounting.

  Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. On an ongoing basis, management reviews their estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

  Cash and Cash Equivalents

        Cash equivalents are all highly liquid investments with an original maturity of three months or less when acquired.

  Accounts Receivable, net

        Accounts receivable represent valid claims against non-affiliated customers for products sold or services rendered. We extend credit terms to certain customers after review of various credit indicators, including the customer's credit rating. Outstanding customer receivable balances are regularly reviewed for possible non-payment indicators and allowances for doubtful accounts are recorded based upon management's estimate of collectibility at the time of their review.

  Inventories

        Inventories consist of petroleum products purchased for resale and are valued at the lower of cost or market. Cost is determined using the weighted-average cost method.

  Property and Equipment

        Additions to property and equipment, including reliability and expansion capital expenditures and capitalized interest, are recorded at cost.

        Reliability capital expenditures represent capital expenditures to replace partially or fully depreciated assets to maintain the existing operating capacity of existing assets and extend their useful lives. Expansion capital expenditures represent capital expenditures to expand or upgrade the operating capacity, increase efficiency or increase the earnings potential of existing assets, whether through construction or acquisition. Repair and maintenance costs associated with existing assets that are minor in nature and do not extend the useful life of existing assets are charged to operating expenses as incurred.

        Depreciation of property and equipment is recorded on a straight-line basis over the estimated useful lives of the related assets. Gains or losses on sales or other dispositions of property are recorded in income and are reported in "interest and other expense, net" in the consolidated statements of income. When property and equipment is retired or otherwise disposed of, the difference between the carrying value and the net proceeds is recognized as gain or loss in the consolidated statement of income in the year retired.

  Goodwill and Intangible Assets

        Goodwill represents the excess of cost of an acquired entity over the fair value of net assets acquired less liabilities assumed. Intangible assets are assets that lack physical substance (excluding financial assets). Goodwill acquired in a business combination is not amortized. Intangible assets with finite useful lives are amortized on a straight-line basis over 5 to 47 years. Goodwill and intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. We use October 1 of each year as our annual valuation date for the impairment test. Based on the results of the impairment tests performed as of October 1, 2003, 2004 and 2005, no impairment had occurred.

  Investment in Joint Ventures

        Skelly-Belvieu Pipeline Company, LLC.    Formed in 1993, the Skelly-Belvieu Pipeline Company, LLC (Skelly-Belvieu) owns a liquefied petroleum gas pipeline that begins in Skellytown, Texas and extends to Mont Belvieu, Texas near Houston. Skelly-Belvieu is owned 50% by the Partnership and 50% by ConocoPhillips. We account for this investment under the equity method of accounting.

        ST Linden Terminals, LLC.    Formed in 1998, the 44-acre facility provides us with deep-water terminaling capabilities at New York Harbor and primarily stores petroleum products, including gasoline, jet fuel and fuel oils. ST Linden Terminals, LLC (Linden) is owned 50% by the Partnership and 50% by NIC Holding. We account for this investment under the equity method of accounting.

  Deferred Charges and Other Assets

        "Deferred charges and other assets, net" primarily include the following:

  •
  deferred financing costs amortized over the life of the related debt obligation using the effective interest method; and

  •
  deferred costs incurred in connection with acquiring a customer contract, which will be amortized over the life of the contract.

  Impairment of Long-Lived Assets

        Long-lived assets, including property and equipment and investment in joint ventures, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation of recoverability is performed using undiscounted estimated net cash flows generated by the related asset. If an asset is deemed to be impaired, the amount of impairment is determined as the amount by which the net carrying value exceeds discounted estimated net cash flows. We believe that the carrying amounts of our long-lived assets as of December 31, 2005 and September 30, 2006 are recoverable.

  Taxes Other than Income Taxes

        Taxes other than income taxes include primarily liabilities for ad valorem taxes, franchise taxes, and value added taxes.

  Income Taxes

        We are a limited partnership and are not subject to federal or state income taxes. Accordingly, the taxable income or loss of the Partnership, which may vary substantially from income or loss reported for financial reporting purposes, is generally includable in the federal and state income tax returns of the individual partners. For transfers of publicly held units subsequent to the initial public offering, we have made an election permitted by Section 754 of the Internal Revenue Code to adjust the common unit purchaser's tax basis in our underlying assets to reflect the purchase price of the units. This results in an allocation of taxable income and expenses to the purchaser of the common units, including depreciation deductions and gains and losses on sales of assets, based upon the new unitholder's purchase price for the common units.

        Due to the Kaneb acquisition, we conduct certain of our operations through separate taxable wholly owned corporate subsidiaries. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the year those temporary differences are expected to be recovered or settled.

  Asset Retirement Obligations

        Effective January 1, 2003, we adopted FASB Statement No. 143, "Accounting for Asset Retirement Obligations," which establishes financial accounting and reporting standards for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We record a liability for asset retirement obligations in the period the obligation is incurred if we can make a reasonable estimate of the fair value of the obligation. If a reasonable estimate cannot be made at the time the liability is incurred, we record the liability when sufficient information is available to estimate the fair value.

        We have asset retirement obligations with respect to certain of our assets due to various legal obligations to clean and/or dispose of those assets at the time they are retired. However, these assets can be used for an extended and indeterminate period of time as long as they are properly maintained and/or upgraded. It is our practice and current intent to maintain our assets and continue making improvements to those assets based on technological advances. As a result, we believe that our assets have indeterminate lives for purposes of estimating asset retirement obligations because dates or ranges of dates upon which we would retire these assets cannot reasonably be estimated at this time. When a date or range of dates can reasonably be estimated for the retirement of any asset, we estimate the cost of performing the retirement activities and record a liability for the fair value of that cost using established present value techniques.

        We also have legal obligations in the form of leases and right of way agreements, which require us to remove certain of our assets upon termination of the agreement. However, these lease or right of way agreements generally contain automatic renewal provisions that extend our rights indefinitely or we have other legal means available to extend our rights. As a result, we have not recorded a liability for asset retirement obligations as the timing of settlement cannot be reasonably determined.

  Environmental Remediation Costs

        Environmental remediation costs are expensed and an associated accrual established when site restoration and environmental remediation and cleanup obligations are either known or considered probable and can be reasonably estimated. Accrued liabilities are based on estimates of probable undiscounted future costs over the time period that restoration, remediation or cleanup activities are expected to occur, not to exceed 20 years. Estimated costs assume the use of currently available technology and the application of current regulations, as well as our own internal environmental policies. The environmental liabilities have not been reduced by possible recoveries from third parties.

Environmental costs include initial site surveys, costs for remediation and restoration and ongoing monitoring costs, as well as fines, damages and other costs, when estimable. Adjustments to initial estimates are recorded, from time to time, to reflect changing circumstances and estimates based upon additional information developed in subsequent periods.

  Product Imbalances

        Product imbalances occur when customers deliver more or less refined product volumes into our pipelines than they are entitled to receive. We value assets and liabilities related to product imbalances at current market prices. Included in other current assets are $20.0 million and $16.9 million of product imbalance assets as of December 31, 2005 and September 30, 2006, respectively. Included in accrued liabilities are $17.5 million and $15.2 million of product imbalance liabilities as of December 31, 2005 and September 30, 2006, respectively. Prior to the Kaneb acquisition, we did not have product imbalances.

  Revenue Recognition

        Revenues for the refined product terminals segment include fees for tank storage agreements, whereby a customer agrees to pay for a certain amount of storage in a tank over a period of time (storage lease revenues), and throughput agreements, whereby a customer pays a fee per barrel for volumes moving through our terminals (throughput revenues). Certain of our terminals also provide blending, handling and filtering services. Revenues for the refined product terminals segment also include the sale of bunker fuel, the fuel used by marine vessels, at Point Tupper and St. Eustatius for which we earn revenues based upon a price per metric ton applied to the number of metric tons delivered to our customer. Our facilities at Point Tupper, Nova Scotia and St. Eustatius, Netherland Antilles charge fees to provide ancillary services such as pilotage, tug assistance, line handling, launch service, emergency response services and other ship services.

        Throughput revenues (based on a terminaling fee) are recognized as refined products are delivered out of our terminal. Storage revenues are recognized when services are provided to the customer. Product revenues are recognized when product is sold and title and risk pass to the customer. Revenues for ancillary services are recognized as those services are provided.

        Revenues for the refined product and crude oil pipelines segments are derived from interstate and intrastate pipeline transportation of refined product and crude oil. The revenues for the East Pipeline, North Pipeline and Ammonia Pipeline are based upon volumes and the distance the product is shipped and the related tariffs. Transportation revenues (based on pipeline tariffs) are recognized as refined products or crude oil is delivered out of the pipelines.

        Crude oil storage tank revenues are recognized as crude oil and certain other refinery feedstocks are received by the related refinery.

  Income Allocation

        Our net income for each quarterly reporting period is first allocated to the general partner in an amount equal to the general partner's incentive distribution declared for the respective reporting period. The remaining net income is allocated among the limited and general partners in accordance with their respective 98% and 2% interests.

  Net Income per Unit Applicable to Limited Partners

        We have identified the general partner and the subordinated units as participating securities and use the two-class method when calculating the net income per unit applicable to limited partners, which is based on the weighted-average number of common and subordinated units outstanding during the period. Net income per unit applicable to limited partners is computed by dividing net income applicable to limited partners, after deducting the general partner's 2% interest and incentive distributions, by the weighted-average number of limited partnership units outstanding. Basic and diluted net income per unit applicable to limited partners is the same because we have no potentially dilutive securities outstanding. The general partner's incentive distribution allocation for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006 was $2.6 million, $4.4 million, $8.7 million, $5.7 million and $10.9 million, respectively. The amount of net income per unit allocated to common units was equal to the amount allocated to the subordinated units for the years presented.

  Comprehensive Income

        Comprehensive income consists of net income and other gains and losses affecting partners' equity that, under United States generally accepted accounting principles, are excluded from net income, such as foreign currency translation adjustments.

  Risk Management Activities

        Beginning in 2003, we entered into interest rate swap agreements for the purpose of hedging the interest rate risk associated with a portion of our fixed-rate senior notes. We account for the interest rate swaps as fair value hedges and recognize the fair value of each interest rate swap in the consolidated balance sheet as either an asset or liability. Changes in the fair value of the interest rate swaps, along with the offsetting gain or loss on the debt that is being hedged, are recognized currently in the consolidated statement of income as an adjustment to interest expense.

  New Accounting Pronouncements

        FASB Statement 153.    In December 2004, the FASB issued Statement No. 153, "Exchanges of Nonmonetary Assets," which addresses the measurement of exchanges of nonmonetary assets. Statement No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 was effective for nonmonetary asset exchanges occurring in the fiscal periods beginning after June 15, 2005. The adoption of Statement No. 153 did not affect our financial position or results of operations.

        FASB Interpretation No. 47.    In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Since the obligation to perform the asset retirement activity is unconditional, FIN 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated, even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation under FASB Statement No. 143. FIN 47 became effective for us for the year ended December 31, 2005, and did not affect our financial position or results of operations.

        FASB Statement No. 155.    In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments," which amends Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," and Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement improves the financial reporting of certain hybrid financial instruments and simplifies the accounting for these instruments. In particular, Statement No. 155:

  •
  permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation,

  •
  clarifies which interest-only and principal-only strips are not subject to the requirements of Statement No. 133,

  •
  establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation,

  •
  clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and

  •
  amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

        Statement No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's fiscal year that begins after September 15, 2006, and is not expected to affect our financial position or results of operations.

        FASB Statement No. 156.    In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets," which amends Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Statement No. 156 requires the initial recognition at fair value of a servicing asset or servicing liability when an obligation to service a financial asset is undertaken by entering into a servicing contract. Statement No. 156 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The adoption of Statement No. 156 is not expected to affect our financial position or results of operations.

        FASB Interpretation No. 48.    In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertain income tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes," by defining a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. An enterprise recognizes a tax position if it is more-likely-than-not that the tax position will be sustained, based on the technical merits of the position, upon examination. An uncertain tax position is measured in the financial statements at the largest amount of benefit that is more-likely-than-not to be realized. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is not expected to affect our financial position or results of operations.

        EITF Issue No. 06-3.    In June 2006, the FASB ratified its consensus on EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" (EITF No. 06-3). EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include sales, use, value added, and some excise taxes. These taxes should be presented on either a gross or a net basis, and if reported on a gross basis, a company should disclose amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. The guidance in EITF No. 06-3 is effective for all periods beginning after December 15, 2006 and is not expected to significantly affect our financial position or results of operations.

  Reclassifications

        Certain previously reported amounts in the 2003, 2004 and 2005 consolidated financial statements have been reclassified to conform to the 2006 presentation.

3. ACQUISITIONS

COMPLETED DURING NINE MONTHS ENDED SEPTEMBER 30, 2006

  Capwood Pipeline

        We purchased a 23.77% interest in Capwood pipeline from Valero Energy for $12.8 million, which was paid from borrowings under our existing revolving credit agreement. The Capwood pipeline is a 57-mile crude oil pipeline that extends from Patoka, Illinois to Wood River, Illinois. Plains All American Pipeline L.P., the operator of the Capwood pipeline, owns the remaining 76.23% interest. Our financial statements include the results of operations of our interest in the Capwood pipeline in the crude oil pipelines segment for the nine months ended September 30, 2006.

        The purchase price of the Capwood pipeline was primarily allocated to property and equipment. The pro forma financial information for the nine months ended September 30, 2005 that give effect to the acquisition of the Capwood pipeline on January 1, 2005 has not been disclosed as the effect is not significant.

  St. James Crude Oil Storage Facility

        On September 18, 2006, we signed a definitive agreement to acquire a crude oil, storage and blending facility in St. James, Louisiana from Koch Supply and Trading, L.P. for $140 million. The acquisition includes 17 crude oil tanks with a total capacity of approximately 3.3 million barrels. Additionally, the facility has three docks with barge and ship access. The facility is located on approximately 220 acres of land on the west bank of the Mississippi River approximately 60 miles west of New Orleans and has an additional 585 acres of undeveloped land. We expect the acquisition to close in the fourth quarter of 2006 and to fund the acquisition with borrowings under our revolving credit agreement.

COMPLETED DURING 2005

  Kaneb Acquisition

        On July 1, 2005, we completed the Kaneb acquisition. We acquired all of KSL's outstanding equity securities for approximately $509 million in cash, which was primarily funded by borrowings under our $525 million term credit agreement. Additionally, we issued approximately 23.8 million of our common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP.

        The Kaneb acquisition expands our geographic presence and creates one of the largest terminal and pipeline operations in the United States. The Kaneb acquisition also provides us with a more diversified customer base, which minimizes our dependence on one customer.

        The financial statements include the results of operations of the Kaneb acquisition commencing on July 1, 2005.

  Purchase Price Allocation

        The Kaneb acquisition was accounted for using the purchase method. The purchase price has been preliminarily allocated based on the estimated fair values of the individual assets acquired and liabilities assumed at the date of acquisition pending completion of an independent appraisal and other evaluations.

        The purchase price and the final purchase price allocation were as follows (in thousands):

Cash paid for the outstanding equity securities of KSL	$509,307
Value of Valero L.P.'s common units issued in exchange for KPP common units	1,451,249
Transaction costs	9,505
Fair value of long-term debt assumed	779,707
Fair value of other liabilities assumed	180,389

Total	$2,930,157

Current assets	$605,721
Property and equipment	1,429,652
Goodwill	770,252
Intangible assets	58,900
Other noncurrent assets	65,632

Total	$2,930,157

  Unaudited Pro Forma Information

        The unaudited pro forma financial information below includes the historical financial information of Kaneb and the Partnership for the periods indicated. This financial information assumes the following:

  •
  we completed the Kaneb acquisition on January 1, 2004 and January 1, 2005;

  •
  we borrowed $525.0 million to purchase all of the outstanding equity securities of KSL;

  •
  we issued approximately 23.8 million common units in exchange for all of the outstanding common units of KPP;

  •
  we received a contribution from our general partner of $29.2 million to maintain its 2% interest; and

  •
  the results of operations of Martin Oil LLC (a marketing subsidiary of KSL), our Australian and New Zealand subsidiaries, and certain assets we divested in conjunction with the Kaneb acquisition (Held Separate Businesses) are reported as discontinued operations.

        The consolidated statements of income include the results of operations of the Kaneb acquisition commencing on July 1, 2005. As a result, information for the nine months ended September 30, 2006 presented below represents actual results of operations.

        The unaudited pro forma information presented below is not necessarily indicative of the results of future operations (in thousands, except per unit data):

	Year Ended December 31,		Nine Months Ended September 30,
	2004	2005	2005	2006
Revenues	$787,475	$1,005,662	$719,431	$844,995
Operating income	179,936	130,347	81,684	157,663
Income from continuing operations	$132,374	$83,084	54,386	112,550
Income (loss) from discontinued operations	13,985	9,853	10,761	(377)

Net income	$146,359	$92,937	$65,147	$112,173

Income (loss) per unit applicable to limited partners:
Continuing operations	$2.52	$1.48	$0.94	$2.14
Discontinued operations	0.29	0.21	0.23	(0.01)

Net income	$2.81	$1.69	$1.17	$2.13

COMPLETED DURING 2004

  Royal Trading Asphalt Terminals

        On February 20, 2004, we acquired two asphalt terminals, one in Catoosa, Oklahoma near Tulsa and one in Rosario, New Mexico near Santa Fe, from Royal Trading Company (Royal Trading) for $28.1 million. These terminals have an aggregate storage capacity of 500,000 barrels in 32 tanks and six loading stations. The purchase price was allocated to the individual tangible and identifiable intangible assets acquired based on their fair values as determined by an independent appraisal. In conjunction with the Royal Trading acquisition, we entered into an agreement with Valero Energy (See Note 14. Related Party Transactions).

        The results of operations for these two terminals are included in the consolidated statements of income commencing on February 20, 2004. The pro forma financial information for the years ended December 31, 2003 and 2004 that give effect to the acquisition of Royal Trading as of January 1, 2003 and 2004 have not been disclosed, as the effect is not significant.

COMPLETED DURING 2003

  Telfer Asphalt Terminal

        On January 7, 2003, we completed our acquisition of Telfer Oil Company's (Telfer) Pittsburg, California asphalt terminal for $15.3 million. The asphalt terminal includes two storage tanks with a combined storage capacity of 350,000 barrels, six 5,000-barrel polymer modified asphalt tanks, a truck rack, rail facilities and various other tanks and equipment. In conjunction with the Telfer acquisition, we entered into a six-year Terminal Storage and Throughput Agreement with Valero Energy. A portion of the purchase price represented payment to the principal owner of Telfer for a non-compete agreement and for the lease of certain facilities adjacent to the terminal operations.

  South Texas Pipelines and Terminals

        On March 18, 2003, Valero Energy contributed the South Texas pipeline system to us for $150.1 million, including transaction costs. The South Texas pipeline system was comprised of the Houston pipeline system, the Valley pipeline system and the San Antonio pipeline system (together referred to as the South Texas Pipelines and Terminals). In conjunction with the South Texas Pipelines and Terminals acquisition, we entered into several agreements with Valero Energy (See Note 14. Related Party Transactions).

        The following unaudited pro forma financial information assumes that the South Texas Pipelines and Terminals acquisition was funded with $111.0 million of net proceeds from the issuance of the 6.05% senior notes, $25.0 million of borrowings under the revolving credit facility, $6.7 million of net proceeds from the issuance of 185,422 common units and the related general partner capital contribution and $7.4 million of available cash.

        The unaudited pro forma financial information for the years ended December 31, 2003 assumes that the South Texas Pipelines and Terminals acquisition occurred on January 1, 2003.

Year Ended December 31, 2003
(Thousands of dollars, except per unit data)
Revenues	$187,294
Operating income	85,028
Net income	69,930
Net income per unit applicable to limited partners	$3.03

  Crude Oil Storage Tanks

        On March 18, 2003, Valero Energy contributed 58 crude oil storage tanks and related assets (the Crude Oil Storage Tanks) to us for $200.2 million, including transaction costs. The Crude Oil Storage Tanks consisted of certain tank shells, foundations, tank valves, tank gauges, pressure equipment, temperature equipment, corrosion protection, leak detection, tank lighting and related equipment located at Valero Energy's Corpus Christi refinery, Texas City refinery and Benicia refinery.

        Historically, the Crude Oil Storage Tanks were operated as part of Valero Energy's refining operations and, as a result, no separate fee was charged related to these assets and, accordingly, no revenues were recorded by Valero Energy. The Crude Oil Storage Tanks were not accounted for separately by Valero Energy and were not operated as an autonomous business unit. As a result, the purchase of the Crude Oil Storage Tanks represented an asset acquisition and, therefore, no pro forma impact of this transaction has been included above. In conjunction with the Crude Oil Storage Tanks acquisition, we entered into several agreements with Valero Energy (See Note 14. Related Party Transactions).

  Shell Pipeline Interest

        On May 1, 2003, we acquired Shell Pipeline Company, LP's (Shell) 28% undivided interest in the Amarillo to Abernathy refined product pipeline and Shell's 46% undivided interest in the Abernathy to Lubbock refined product pipeline for $1.6 million. After this acquisition, we own a 67% undivided interest and ConocoPhillips owns the remaining 33% undivided interest in the Amarillo to Abernathy refined product pipeline and we own a 46% undivided interest and ConocoPhillips owns the remaining 54% undivided interest in the Abernathy to Lubbock refined product pipeline.

  Southlake Refined Product Pipeline

        Effective August 1, 2003, we acquired the Southlake refined product pipeline from Valero Energy for $29.9 million. The pipeline, which has a capacity of 27,300 barrels per day, is a 375-mile pipeline connecting Valero Energy's McKee refinery to our Southlake refined product terminal near Dallas, Texas.

  Paulsboro Refined Product Terminal

        On September 3, 2003, we acquired the Paulsboro refined product terminal from ExxonMobil Oil Corporation for $14.1 million. The Paulsboro refined product terminal is located in Paulsboro, New Jersey, next to Valero Energy's Paulsboro refinery. The terminal has a storage capacity of 90,800 barrels.

  Purchase Price Allocations for 2003 Acquisitions

        The purchase prices for the Telfer, South Texas Pipelines and Terminals, Crude Oil Storage Tanks, Shell, Southlake and Paulsboro acquisitions were allocated based on the fair values of the individual assets acquired at the date of acquisition.

        The following summarizes the purchase price allocation of the assets acquired in 2003 (in thousands):

	Property and Equipment	Intangible Assets	Total
Telfer (Pittsburg) Asphalt Terminal	$15,047	$250	$15,297
South Texas Pipelines and Terminals	149,575	540	150,115
Crude Oil Storage Tanks	200,198	—	200,198
Shell Pipeline Interest	1,600	—	1,600
Southlake Refined Product Pipeline	29,911	—	29,911
Paulsboro Refined Product Terminal	14,055	—	14,055

Total Purchase Price Allocations	$410,386	$790	$411,176

4. DISPOSITIONS AND ASSETS AND LIABILITIES OF BUSINESSES HELD FOR SALE

  Sale of Held Separate Businesses

        In conjunction with the Kaneb acquisition, we agreed with the United States Federal Trade Commission to divest certain assets. These assets consisted of two California terminals handling refined products, blendstocks, and crude oil, three East Coast refined product terminals, and a 550-mile refined products pipeline with four truck terminals and storage in the U.S. Rocky Mountains (collectively, the Held Separate Businesses).

        On September 30, 2005, we sold the Held Separate Businesses to Pacific Energy Partners, L.P. for approximately $455.0 million. Results of operations related to the Held Separate Businesses are classified as income from discontinued operations in the consolidated statement of income for the year ended December 31, 2005. Revenues and pre-tax income related to the Held Separate Businesses were $14.2 million and $3.2 million, respectively, for the year ended December 31, 2005. Income tax expense was not included in discontinued operations related to the Held Separate Businesses as they were owned by entities that were not subject to income tax. Additionally, interest expense of approximately $4.9 million was allocated to the Held Separate Businesses as certain of our debt agreements required us to use the proceeds from the sale of the Held Separate Businesses to repay outstanding debt.

  Sale of Martin Oil LLC

        In a separate transaction that occurred simultaneously with the closing of the Kaneb acquisition, we sold all of our interest in Kaneb's commodity trading business, Martin Oil LLC, to Valero Energy for approximately $26.8 million.

  Assets and Liabilities of Businesses Held for Sale

        On March 30, 2006, we sold our Australia and New Zealand subsidiaries to ANZ Terminals Pty. Ltd., for total proceeds of $70.1 million. The proceeds were used for working capital purposes, including paying down outstanding debt. This transaction included the sale of eight terminals with an aggregate storage capacity of 1.1 million barrels.

        As a result, the assets and liabilities of the Australia and New Zealand Subsidiaries have been classified as assets and liabilities of businesses held for sale in the accompanying consolidated balance sheet. The amounts are reflected within current assets and liabilities as the sale closed in the first quarter of 2006. The results of operations for the Australia and New Zealand Subsidiaries for 2005 have been included in income from discontinued operations. Revenues and pre-tax income related to the Australia and New Zealand Subsidiaries, included in income from discontinued operations, were $10.1 million and $0.2 million, respectively, for the year ended December 31, 2005 and $5.0 million and $0.6 million, respectively, for the nine months ended September 30, 2006. Income tax expense associated with the Australia and New Zealand Subsidiaries totaled $0.1 million and $0.3 million for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Additionally, the income from discontinued operations includes interest expense of approximately $1.5 million and $0.8 million allocated to the Australia and New Zealand Subsidiaries for the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively, based upon the expected proceeds and the interest rate applicable to our debt.

        Assets and liabilities of businesses held for sale consisted of the following (in thousands):

December 31, 2005
Current assets	$8,047
Property and equipment, net	68,726
Other assets	3,034

Assets of businesses held for sale	$79,807

Current liabilities	$3,606
Deferred income taxes	3,604
Other liabilities	3,890

Liabilities of businesses held for sale	$11,100

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        The changes in the allowance for doubtful accounts consisted of the following (in thousands):

Year Ended December 31, 2005
Balance as of December 31, 2004	$—
Fair value of amounts acquired in the Kaneb acquisition	2,265
Accounts charged against the allowance, net of recoveries	(289)

Balance as of December 31, 2005	$1,976

6. PROPERTY AND EQUIPMENT

        Property and equipment, at cost, consisted of the following (in thousands):

		December 31,
	Estimated Useful Lives
		2004	2005
Land	—	$8,526	$92,741
Land and leasehold improvements	15—35 years	3,942	63,465
Buildings	25—40 years	10,464	26,282
Pipeline and equipment	20—35 years	876,905	2,096,415
Rights of way	20—35 years	68,446	96,554
Construction in progress	—	13,077	42,072

Total		981,360	2,417,529
Less accumulated depreciation and amortization		(196,361)	(257,316)

Property and equipment, net		$784,999	$2,160,213

        Capitalized interest costs included in property and equipment were $0.1 million, $0.2 million and $1.0 million for the years ended December 31, 2003, 2004 and 2005, respectively.

        In the fourth quarter of 2005, a portion of the Three Rivers to Pettus to Corpus Christi refined product pipeline was permanently idled. As a result, we recorded an impairment charge of $2.1 million, included in "interest and other expenses, net" in the accompanying consolidated statement of income.

7. INTANGIBLE ASSETS

        Intangible assets consisted of the following (in thousands):

	December 31, 2004		December 31, 2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets subject to amortization:
Customer relationships	$—	$—	$58,000	$(2,900)
Non-compete agreements	1,765	(348)	1,765	(701)
Consulting agreements	1,150	(192)	1,150	(422)
Other	2,359	(39)	2,359	(92)

Total	$5,274	$(579)	$63,274	$(4,115)

        All of our intangible assets are subject to amortization. Amortization expense for intangible assets was $0.1 million, $0.6 million and $3.5 million for the years ended December 31, 2003, 2004 and 2005, respectively. The estimated aggregate amortization expense is approximately $6.4 million per year for the years ending December 31, 2006 through 2008 and $5.9 million for the years ending December 31, 2009 and 2010.

8. INVESTMENT IN JOINT VENTURES

        The following presents summarized combined unaudited financial information related to our joint ventures as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 (in thousands):

	December 31,
	2004	2005
Balance Sheet Information:
Current assets	$2,928	$9,138
Property, plant and equipment, net	45,235	71,066

Total assets.	$48,163	$80,204

Current liabilities	$378	$3,686
Other long-term liabilities	—	1,076
Members' equity	47,785	75,442

Total liabilities and members' equity	$48,163	$80,204

	Year Ended December 31,
	2003	2004	2005(a)
Statement of Income Information:
Revenues	$11,613	$9,355	$27,525
Net income	4,062	1,916	10,715
Our share of net income(b)	2,416	1,344	2,499
Our share of distributions	2,803	1,373	4,932

  (a)
  Revenues and net income reflect the amounts for the year ended December 31, 2005. Our share of net income and distributions related to investments in the joint ventures acquired as part of the Kaneb acquisition reflect amounts for the six months ended December 31, 2005.

  (b)
  For 2005, our share of net income shown in the table includes $0.2 million of income that is included in income from discontinued operations in the consolidated statement of income.

  Skelly-Belvieu Pipeline Company

        Upon the formation of Skelly-Belvieu, we contributed certain equipment to Skelly-Belvieu in exchange for 50% of its members' equity. Our investment in Skelly-Belvieu was recorded at the carrying amount of the contributed equipment. However, the financial statements of Skelly-Belvieu reflect these assets at fair value at the date of formation. As a result, our 50% share of Skelly-Belvieu's members' equity exceeds the carrying value of our investment. This excess, which totaled $8.2 million as of December 31, 2004 and $7.8 million as of December 31, 2005, is being accreted into income over the average life of the assets held by Skelly-Belvieu, or 33 years.

  ST Linden Terminals, LLC

        As part of the Kaneb acquisition, we acquired an investment in Linden. As part of the preliminary allocation of the purchase price of Kaneb, we increased the carrying amount of our investment in Linden to its fair value. As a result, the carrying value of our investment in Linden exceeds our 50%

share of its members' equity. This excess totaled $37.6 million as of December 31, 2005, of which $8.0 million is being amortized into expense over the average life of the assets held by Linden, or 25 years. The balance not being amortized has been preliminarily allocated to goodwill of Linden.

9. ACCRUED LIABILITIES

        Accrued liabilities consisted of the following (in thousands):

	December 31,
	2004	2005
Employee wage and benefit costs	$3,941	$9,819
Unearned income	48	9,525
Environmental costs.	265	2,404
Product imbalances	—	17,547
Other	892	7,622

Accrued liabilities	$5,146	$46,917

10. LONG-TERM DEBT

        Long-term debt consisted of the following (in thousands):

	December 31,
	2004	2005
6.05% senior notes due 2013, net of unamortized discount of $577 in 2004 and $507 in 2005 and a fair value adjustment of $441 in 2004 and $2,197 in 2005	$248,982	$247,296
6.875% senior notes due 2012, net of unamortized discount of $237 in 2004 and $205 in 2005 and a fair value adjustment of $776 in 2004 and $1,805 in 2005	98,987	97,990
7.75% senior notes due 2012, including a fair value adjustment of $37,893 in 2005	—	287,893
5.875% senior notes due 2013, including a fair value adjustment of $13,714 in 2005	—	263,714
$525 million term credit agreement	—	225,000
$400 million revolving credit agreement	—	4,000
$175 million revolving credit facility	28,000	—
UK term loan	—	36,131
Port Authority of Corpus Christi note payable	9,192	8,681

Total debt	385,161	1,170,705
Less current portion	(990)	(1,046)

Long-term debt, less current portion	$384,171	$1,169,659

        The long-term debt repayments are due as follows (in thousands):

2006	$1,046
2007	611
2008	660
2009	713
2010	265,901
Thereafter	854,881

Total repayments	1,123,812
Net fair value adjustment and unamortized discount	46,893

Total debt	$1,170,705

        Interest payments totaled $15.7 million, $24.1 million and $53.2 million for the years ended December 31, 2003, 2004 and 2005, respectively.

  6.05% Senior Notes

        On March 18, 2003, Valero Logistics completed the sale of $250 million of 6.05% senior notes, issued in a private placement to institutional investors, for net proceeds of $247.3 million. Interest on the 6.05% senior notes is payable semi-annually in arrears on March 15 and September 15 of each year beginning September 15, 2003. Although the 6.05% senior notes were not initially registered under the Securities Act of 1933 or any other securities laws, we exchanged the outstanding $250.0 million 6.05% senior notes that were not registered for $250.0 million of 6.05% senior notes that have been registered under the Securities Act of 1933 in July 2003.

  6.875% Senior Notes

        On July 15, 2002, we completed the sale of $100.0 million of 6.875% senior notes for net proceeds of $98.2 million. The net proceeds were used to repay the $91.0 million then outstanding under the revolving credit facility. Interest on the 6.875% senior notes is payable semi-annually in arrears on January 15 and July 15 of each year.

        The 6.05% and the 6.875% senior notes do not have sinking fund requirements. These notes rank equally with existing senior unsecured indebtedness of Valero Logistics, including indebtedness under the revolving credit agreement and term loan agreement. Both series of senior notes contain restrictions on Valero Logistics' ability to incur secured indebtedness unless the same security is also provided for the benefit of holders of the senior notes. In addition, the senior notes limit Valero Logistics' ability to incur indebtedness secured by certain liens and to engage in certain sale-leaseback transactions.

        At the option of Valero Logistics, the 6.05% and the 6.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date. The Valero Logistics senior notes also include a change-in-control provision, which requires (1) that Valero Energy or an investment grade entity own, directly or indirectly, 51% of our general partner interests and (2) that we (or an investment grade entity) own, directly or indirectly, all of the general partner and limited partner interests in Valero Logistics. Otherwise, Valero Logistics must offer to purchase the senior notes at a price equal to 100% of their outstanding principal balance plus accrued interest through the date of purchase.

  7.75% and 5.875% Senior Notes

        As a result of the Kaneb acquisition, we assumed the outstanding senior notes issued by KPOP, having an aggregate face value of $500.0 million, and an aggregate fair value of $555.0 million. The difference between the fair value and the face value of the senior notes is being amortized as a reduction of interest expense over the remaining lives of the senior notes using the effective interest method.

        The senior notes were issued in two series, the first of which bears interest at 7.75% annually (due semi-annually on February 15 and August 15) and matures February 15, 2012. The second series bears interest at 5.875% annually (due on June 1 and December 1) and matures June 1, 2013.

        The 7.75% and 5.875% senior notes do not contain sinking fund requirements. These notes contain restrictions on our ability to incur indebtedness secured by liens, to engage in certain sale-leaseback transactions, to engage in certain transactions with affiliates, as defined, and to utilize proceeds from the disposition of certain assets. At the option of KPOP, the 7.75% and 5.875% senior notes may be redeemed in whole or in part at any time at a redemption price, which includes a make-whole premium, plus accrued and unpaid interest to the redemption date.

        The senior notes issued by Valero Logistics are fully and unconditionally guaranteed by Valero L.P. In connection with the Kaneb acquisition, effective July 1, 2005, Valero L.P. fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other.

  $525 Million Term Loan Agreement

        On July 1, 2005, we borrowed $525.0 million under our new $525 million term loan agreement dated July 1, 2005 (the Term Loan Agreement), the majority of which was used to fund the Kaneb acquisition. The Term Loan Agreement matures on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.2% as of December 31, 2005. The weighted-average interest rate related to outstanding borrowings under the Term Loan Agreement for the year ended December 31, 2005 was 4.5%. With a portion of the proceeds received from the sale of the Held Separate Businesses, we repaid $300.0 million of the outstanding balance. As of December 31, 2005, our outstanding balance under the Term Loan Agreement was $225.0 million. No additional funds may be borrowed under the Term Loan Agreement.

  $400 Million Revolving Credit Agreement

        On July 1, 2005, we borrowed $180.0 million under our $400 million revolving credit agreement (the Revolving Credit Agreement), dated effective December 20, 2004 as amended on June 30, 2005, which expires on July 1, 2010 and bears interest based on either an alternative base rate or LIBOR, which was 5.2% as of December 31, 2005. Utilizing the $180.0 million borrowing, other proceeds and cash on hand, on July 1, 2005, we repaid approximately $191.5 million of the outstanding indebtedness of Kaneb and repaid $38.0 million of indebtedness outstanding on our prior $175 million revolving credit facility.

        During the year ended December 31, 2005, we repaid the $209.5 million outstanding under the Revolving Credit Agreement, including $160.0 million which was repaid using a portion of the proceeds from the sale of the Held Separate Businesses on September 30, 2005. As of December 31, 2005, we had $395.1 million available for borrowing under the Revolving Credit Agreement. The weighted-average interest rate related to outstanding borrowings under the Revolving Credit Agreement for the year ended December 31, 2005 was 4.3%.

        During the nine months ended September 30, 2006, we borrowed $59.0 million under the Revolving Credit Agreement to fund the purchase of the Capwood pipeline and a portion of our capital expenditures. We repaid $48.0 million during the nine months ended September 30, 2006. The Revolving Credit Agreement bears interest based on either an alternative base rate or LIBOR, which was 5.9% as of September 30, 2006. As of September 30, 2006, we had $384.1 million available for borrowing under our Revolving Credit Agreement. Additionally, we may request an increase in the amount of commitments under our Revolving Credit Agreement for up to a maximum of $600 million.

  $175 Million Revolving Credit Facility

        We terminated our $175 million revolving credit facility on July 1, 2005 by repaying the $38.0 million outstanding amount using proceeds from our new Revolving Credit Agreement. At Valero Logistics' option, borrowings under the revolving credit facility bore interest based on either an alternative base rate or LIBOR.

  UK Term Loan

        As a result of the Kaneb acquisition, on July 1, 2005, we amended and restated a term loan agreement of Kaneb's UK subsidiary dated January 29, 1999 (the UK Term Loan), and assumed the outstanding obligation of 21,000,000 Pounds Sterling ($36.1 million as of December 31, 2005). The UK Term Loan bears interest at 6.65% annually and matures June 30, 2010.

  Credit Agreement Provisions

        The Term Loan Agreement, the Revolving Credit Agreement and the UK Term Loan all require that we maintain certain financial ratios and include other restrictive covenants, including a prohibition on distributions if any defaults, as defined in the agreements, exists or would result from the distribution. These agreements include a change in control provision, which requires that Valero Energy continue to own, directly or indirectly, a majority of Valero L.P.'s general partner interest and that Valero Energy and/or Valero L.P. own 100% of the borrower or 100% of the outstanding limited partner interest in borrower. Management believes that we are in compliance with all of these ratios and covenants as of December 31, 2005.

        On June 6, 2006, Valero L.P. completed certain amendments to its Term Loan Agreement and its Revolving Credit Agreement. Both agreements were amended to (i) eliminate the provision that the failure of Valero Energy to own or control the general partner of Valero L.P. constitutes a "change of control"; (ii) extend the maturities of the agreements to 2011; (iii) include certain material construction projects in the definition of "Consolidated EBITDA"; and (iv) eliminate the requirement that Valero

L.P. maintain a minimum consolidated interest coverage ratio. Additionally, the amendments reduced the applicable margin on LIBOR loans to vary from 0.40% to 0.95% for the Term Loan Agreement and 0.27% to 0.70% for the Revolving Credit Agreement, depending upon Valero L.P.'s credit rating. Additionally, the UK Term Loan was amended to (i) extend the maturity to 2011; (ii) include certain material construction projects in the definition of "Consolidated EBITDA"; and (iii) eliminate the requirement that Valero L.P. maintain a minimum consolidated interest coverage ratio.

        Valero Logistics and KPOP own and operate pipelines, terminals and storage tanks and are issuers of the publicly traded senior notes. Valero L.P. has no operations and has fully and unconditionally guaranteed the senior notes issued by KPOP and Valero Logistics and any obligations under Valero Logistics' Revolving Credit Agreement and Term Loan Agreement and the Kaneb UK Term Loan.

  Port Authority of Corpus Christi Note Payable

        The proceeds from the original $12.0 million note payable due to the Port of Corpus Christi Authority of Nueces County, Texas (Port Authority of Corpus Christi) were used for the construction of a crude oil storage facility in Corpus Christi, Texas. The note payable is due in annual installments of $1.2 million through December 31, 2015 and is collateralized by the crude oil storage facility. Interest on the unpaid principal balance accrues at a rate of 8% per annum. The land on which the crude oil storage facility was constructed is leased from the Port Authority of Corpus Christi.

  Interest Rate Swaps

        During 2003, we entered into interest rate swap agreements to manage our exposure to changes in interest rates. The interest rate swap agreements have an aggregate notional amount of $167.5 million, of which $60.0 million is tied to the maturity of the 6.875% senior notes and $107.5 million is tied to the maturity of the 6.05% senior notes. Under the terms of the interest rate swap agreements, we will receive a fixed rate (6.875% and 6.05% for the $60.0 million and $107.5 million of interest rate swap agreements, respectively) and will pay a variable rate based on LIBOR plus a percentage that varies with each agreement.

        The interest rate swap contracts qualified for the shortcut method of accounting prescribed by SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. As a result, changes in the fair value of the derivatives will completely offset the changes in the fair value of the underlying hedged items.

        As of December 31, 2004 and 2005 and September 30, 2006, the weighted average effective interest rate for the interest rate swaps was 4.7%, 6.6% and 7.0%, respectively. As of December 31, 2004 and 2005 and September 30, 2006, the aggregate estimated fair value of the interest rate swaps included in other long-term liabilities in the consolidated balance sheet was $1.2 million, $4.0 million and $5.0 million, respectively.

11. HEALTH, SAFETY AND ENVIRONMENTAL MATTERS

        Our operations are subject to extensive federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management and pollution prevention measures. Our operations are also subject to extensive federal and state health and safety laws and regulations, including those relating to pipeline safety. The principal environmental and safety risks associated with our operations relate to unauthorized emissions into the air, unauthorized releases into soil, surface water or groundwater, and personal injury and property damage. Compliance with these environmental and safety laws, regulations and permits increases our capital expenditures and our overall cost of business, and violations of these laws, regulations and/or permits can result in significant civil and criminal liabilities, injunctions or other penalties.

        The pipelines in the Central West System, the East Pipeline, the North Pipeline and the Ammonia Pipeline are subject to federal regulation by one or more of the following governmental agencies or laws: the Federal Energy Regulatory Commission (the FERC), the Surface Transportation Board (the STB), the Department of Transportation (DOT), the Environmental Protection Agency (EPA), and the Homeland Security Act. Additionally, the operations and integrity of the Pipelines are subject to the respective state jurisdictions along the route of the systems.

        We have adopted policies, practices and procedures in the areas of pollution control, pipeline integrity, operator qualifications, public relations and education, product safety, occupational health and the handling, storage, use and disposal of hazardous materials that are designed to prevent material environmental or other damage, to ensure the safety of our pipelines, our employees, the public and the environment and to limit the financial liability that could result from such events. Future governmental action and regulatory initiatives could result in changes to expected operating permits and procedures, additional remedial actions or increased capital expenditures and operating costs that cannot be assessed with certainty at this time. In addition, contamination resulting from spills of crude oil and refined products occurs within the industry. Risks of additional costs and liabilities are inherent within the industry, and there can be no assurances that significant costs and liabilities will not be incurred in the future.

        Valero Energy has agreed to indemnify us for a period of ten years from the date of acquisition for pre-acquisition environmental liabilities related to assets transferred or otherwise acquired by the Partnership from Valero Energy or UDS. Excluded from this indemnification are liabilities that result from a change in environmental law after the date of acquisition.

        Additionally, ExxonMobil has agreed to indemnify us for pre-acquisition environmental liabilities in connection with off site disposal activities performed prior to September 4, 2003 related to the Paulsboro refined product terminal acquisition (See Note 3. Acquisitions).

        As an operator or owner of the assets, we could be held liable for pre-acquisition environmental liabilities should Valero Energy or ExxonMobil be unable to fulfill their obligations. However, we believe that the likelihood of such a situation is remote.

        Environmental and safety exposures and liabilities are difficult to assess and estimate due to unknown factors such as the timing and extent of remediation, the determination of our liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental and safety laws and regulations may change in the future. Although environmental and safety costs may have a significant impact on the results of operations for any single period, we believe that such costs will not have a material adverse effect on our financial position.

        The balance of and changes in the accruals for environmental matters were as follows (in thousands):

	December 31,
	2004	2005
Balance as of beginning of year	$125	$343
Fair value of amounts acquired in the Kaneb acquisition	—	22,234
Additions to accrual	271	1,157
Amounts related to Held Separate Businesses	—	(3,137)
Payments	(53)	(3,097)
Foreign currency translation	—	9

Balance as of end of year	$343	$17,509

        Accruals for environmental matters are included in the consolidated balance sheet as follows (in thousands):

	December 31,
	2004	2005
Accrued liabilities	$265	$2,404
Liabilities of businesses held for sale	—	3,051
Other long-term liabilities	78	12,054

Accruals for environmental matters	$343	$17,509

12. COMMITMENTS AND CONTINGENCIES

  Contingencies

        We have contingent liabilities resulting from various litigation, claims and commitments, the most significant of which are discussed below. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Legal fees associated with defending our self in legal matters are expensed as incurred. As of December 31, 2005 and September 30, 2006, we have recorded accruals for contingent losses, including settled matters, totaling $59.1 million and $51.1 million, respectively. The actual payment of any amounts accrued and the timing of any such payments ultimately made is uncertain. We believe that should we be unable to successfully defend ourselves in any of these matters, the ultimate payment of any or all of the amounts reserved would not have a material adverse effect on our financial position or liquidity. However, if any actual losses ultimately exceed the amounts accrued, there could be a material adverse effect on our results of operations.

        Grace Energy Corporation Matter.    In 1997, Grace Energy Corporation (Grace Energy) sued subsidiaries of Kaneb in Texas state court. The complaint sought recovery of the cost of remediation of fuel leaks in the 1970s from a pipeline that had once connected a former Grace Energy terminal with Otis Air Force Base in Massachusetts (Otis AFB). Grace Energy alleges the Otis AFB pipeline and related environmental liabilities had been transferred in 1978 to an entity that was part of Kaneb's acquisition of Support Terminal Services, Inc. and its subsidiaries from Grace Energy in 1993. Kaneb contends that it did not acquire the Otis AFB pipeline and never assumed any responsibility for any associated environmental damage.

        In 2000, the court entered final judgment that: (i) Grace Energy could not recover its own remediation costs of $3.5 million, (ii) Kaneb owned the Otis AFB pipeline and its related environmental liabilities and (iii) Grace Energy was awarded $1.8 million in attorney costs. Both Kaneb and Grace Energy appealed the trial court's final judgment to the Texas Court of Appeals in Dallas. In 2001, Grace Energy filed a petition in bankruptcy, which created an automatic stay of actions against Grace Energy. Once that stay is lifted, we intend to resume vigorous prosecution of the appeal.

        The Otis AFB is a part of a Superfund Site pursuant to the Comprehensive Environmental Response Compensation and Liability Act (CERCLA). The site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis AFB pipeline. Relying on the Texas state court's final judgment assigning ownership of the Otis AFB pipeline to Kaneb, the U.S. Department of Justice advised Kaneb in 2001 that it intends to seek reimbursement from Kaneb for the remediation costs associated with the two spill areas. In 2002, the Department of Justice asserted that it had incurred over $49.0 million in costs and expected to incur additional costs of approximately $19.0 million for remediation of the two spill areas. The Department of Justice has not filed a lawsuit against us on this matter and Valero L.P. has not made any payments toward costs incurred by the Department of Justice.

        Potomac Electric Power Company Matter.    On December 14, 2002, Potomac Electric Power Company sued subsidiaries of Kaneb in the U.S. District Court for the District of Maryland, seeking recovery of all its costs associated with an oil spill in 2000 resulting from a rupture in a fuel oil pipeline in Maryland owned by Potomac Electric and operated by a subsidiary of Kaneb. Potomac Electric alleged that it has incurred costs of approximately $80.0 million as a result of the spill. This matter was settled, and the case was dismissed and entered on December 19, 2005. The effect of this settlement, net of insurance recoveries, were immaterial to our financial position and our results of operations.

        Port of Vancouver Matter.    We own a refined products terminal on property owned by the Port of Vancouver, and we lease the land under the terminal from the Port of Vancouver. Under an Agreed Order entered into with the Washington Department of Ecology when Kaneb purchased the terminal in 1998, Kaneb agreed to investigate and remediate groundwater contamination by the terminal's previous owner and operator. In April 2006, the Washington Department of Ecology commented on our remedial action plan and asserted that the groundwater contamination under the terminal was commingled with a groundwater contamination plume under other property owned by the Port of Vancouver. We dispute this assertion. No lawsuits have been filed against us in this matter, and our liability for any portion of total future remediation costs of the commingled plume is not reasonably estimable at this time. Factors that could affect estimated remediation costs include whether Kaneb will have ultimate responsibility for some portion of the commingled plume, the Port of Vancouver's contribution to the remediation effort and the amount the Port of Vancouver actually receives from other potentially responsible parties.

        Xanser Tax Indemnification.    In 2001, Xanser, Inc (Xanser) distributed its interest in its pipeline, terminaling and product marketing business to its shareholders, which resulted in the formation of KSL. Pursuant to that distribution, KSL agreed to indemnify Xanser for certain potential tax liabilities, if any that resulted from the distribution.

        St. Eustatius Tax Agreement.    On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to January 1, 1989, which expired on December 31, 2000. This agreement required a subsidiary of Kaneb, which we acquired on July 1, 2005, to pay the greater of 2% of taxable income, as defined therein, or 500,000 Netherlands Antilles guilders (approximately $0.3 million) per year. The agreement further provided that any amounts paid in order to meet the minimum annual payment were available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income.

        On February 22, 2006, we entered into a revised agreement (the 2005 Tax and Maritime Agreement) with the governments of St. Eustatius and the Netherlands Antilles. The 2005 Tax and Maritime Agreement is effective beginning January 1, 2005 and expires on December 31, 2014. Under the terms of the 2005 Tax and Maritime Agreement, we agreed to make a one-time payment of five million Netherlands Antilles guilders (approximately $2.8 million) in full and final settlement of all of our liabilities, taxes, fees, levies, charges, or otherwise (including settlement of audits) due or potentially due to St. Eustatius. We further agreed to pay an annual minimum profit tax to St. Eustatius of one million Netherlands Antilles guilders (approximately $0.6 million), beginning as of January 1, 2005. We agreed to pay the minimum annual profit tax in twelve equal monthly installments. To the extent the minimum annual profit tax exceeds 2% of taxable profit (as defined in the 2005 Tax and Maritime Agreement), we can carryforward that excess to offset future tax liabilities. If the minimum annual profit tax is less than 2% of taxable profit, we agreed to pay that difference.

        We are also a party to additional claims and legal proceedings arising in the ordinary course of business. We believe the possibility is remote that the final outcome of any of these claims or proceedings to which we are a party would have a material adverse effect on our financial position, results of operations or liquidity; however, due to the inherent uncertainty of litigation, there can be no assurance that the resolution of any particular claim or proceeding would not have a material adverse effect on our results of operations, financial position or liquidity.

  Commitments

        Future minimum rental payments applicable to all noncancellable operating leases as of December 31, 2005 are as follows (in thousands):

2006	$9,544
2007	6,424
2008	5,274
2009	4,434
2010	4,217
Thereafter	81,028

Future minimum lease payments	$110,921

        Rental expense for all operating leases totaled $0.9 million, $1.2 million and $8.9 million for the years ended December 31, 2003, 2004 and 2005, respectively.

        At December 31, 2005 we had a commitment to purchase a minimum amount of inventory for resale to our customers. We estimated the value of this commitment to be approximately $214.8 million.

        On April 13, 2006, we entered into an agreement to purchase three 30,000 barrel and two 52,000 barrel tank barges over the next two years. The contract price is $34.1 million, which is subject to adjustment based on the actual cost incurred for the steel.

13. RISK MANAGEMENT ACTIVITIES

  Interest Rate Risk

        The estimated fair value of our fixed-rate debt as of December 31, 2004 and 2005 was $389.9 million and $954.0 million, respectively, as compared to the carrying amount of $357.2 million and $941.7 million, respectively. These fair values were estimated using discounted cash flow analysis, based on our current incremental borrowing rates for similar types of borrowing arrangements.

        We are exposed to market risk for changes in interest rates related to our long-term debt obligations. We use interest rate swap agreements to manage a portion of the exposure to changing interest rates by converting certain fixed-rate debt to variable-rate debt. Interest rates on borrowings under the revolving credit facility float with market rates and thus the carrying amount approximates fair value.

  Concentration of Credit Risk

        For the year ended December 31, 2005, we derived approximately 34% of our revenues from Valero Energy and its subsidiaries, our largest customer. No other single customer accounted for more than 10% of our consolidated operating revenues. Valero Energy transports crude oil to six of its refineries using Valero L.P.'s various crude oil pipelines and storage facilities and the crude oil storage tanks, and transports refined products from seven of its refineries to its company-owned retail operations or wholesale customers using Valero L.P.'s various refined product pipelines and terminals. Valero Energy and its subsidiaries are investment grade customers; therefore, we do not believe that the trade receivable from Valero Energy represents a significant credit risk. However, the concentration of business with Valero Energy, which is a large refining and retail marketing company, has the potential to impact Valero L.P., both positively and negatively, to changes in the refining and marketing industry.

14. RELATED PARTY TRANSACTIONS

        We have related party transactions with Valero Energy for pipeline tariff, terminaling fee and crude oil storage tank fee revenues, certain employee costs, insurance costs, administrative costs, and lease expense. Under the terms of a services agreement with Valero Energy (Services Agreement), we reimburse Valero Energy for payroll costs of employees working on our behalf. Additionally, Valero Energy charges us an administrative service fee. The receivable from Valero Energy as of December 31, 2004 and 2005 and September 30, 2006 represents amounts due for pipeline tariff, terminaling fee and crude oil storage tank fee revenues and the payable to Valero Energy represents amounts due for employee costs, insurance costs, operating expenses, administrative costs and lease expense.

        The following table summarizes information pertaining to transactions with Valero Energy (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005(a)	2005	2006
Revenues	$178,605	$217,608	$234,485	$176,694	$194,262
Operating expenses	24,196	31,960	60,921	38,907	68,559
General and administrative expenses	6,110	10,539	19,356	12,708	20,767

  (a)
  The amounts reflected in the table include revenues and operating expenses of $1,867 and $1,850, respectively, which are included in income from discontinued operations in the consolidated statement of income.

        In addition to owning a combined 23.4% general and limited partner interest in us as of December 31, 2005 and September 30, 2006, we have entered into a number of operating agreements with Valero Energy, which govern the required services provided to and received from Valero Energy. Most of the operating agreements include adjustment provisions, which allow us to increase the handling, storage and throughput fees we charge to Valero Energy based on a consumer price index. In addition, the pipeline tariffs charged by us are reviewed annually and adjusted based on an inflation index and may also be adjusted to take into consideration additional costs incurred to provide the transportation services. The following is a summary of the significant terms of the individual agreements.

  Services Agreement

        We do not have any employees. Under the Services Agreement, the costs related to employees of Valero Energy who perform services directly on our behalf (direct services), including salary, wages and employee benefits are charged by Valero Energy to us. For the nine months ended September 30, 2006, Valero Energy charged us $1.3 million for administrative services. Effective July 1, 2005, the Services Agreement (the 2005 Services Agreement) was amended to account for our significant growth following the closing of the Kaneb acquisition. The 2005 Services Agreement provided that the annual service fee would be $13.8 million for the first year from July 1, 2005 to June 30, 2006. In addition, we agreed to perform certain services for Valero Energy, including control room services, terminal operations oversight, mapping support and integrity management program planning in exchange for an annual fee. For the year ended December 31, 2005, Valero Energy charged Valero L.P. $6.6 million for these administrative services.

        Effective January 1, 2006, pursuant to the new services agreement (2006 Services Agreement), Valero GP, LLC began directly performing many of the services previously provided by Valero Energy under the 2005 Services Agreement primarily consisting of legal, corporate development and health, safety and environmental functions. As a result, the employees performing these services became employees of Valero GP, LLC and their costs are now directly charged to us. Accordingly, the annual fee charged to us for administrative services was reduced to approximately $1.9 million per year. This annual fee will increase to approximately $2.9 million and $3.4 million in years 2007 and 2008, respectively. The annual fee will remain at approximately $3.4 million through the term of the agreement. In addition, each annual fee will be subject to adjustments to account for Valero Energy's annual salary increase. Subject to approval by our Conflicts Committee, the amounts may also be adjusted for changed service levels.

        The term of the 2006 Services Agreement will expire on December 31, 2010 with automatic two-year renewal options unless terminated by either party at least six months prior to the renewal period. We may cancel or reduce the level of services that Valero Energy provides us with 60 days prior written notice. The 2006 Services Agreement will terminate upon the change of control of either us or Valero L.P.

        A portion of our general and administrative costs is passed on to third parties, which jointly own certain pipelines and terminals with us. The net amount of general and administrative costs allocated to partners of jointly owned pipelines totaled $0.5 million, $0.7 million and $0.6 million for the years ended December 31, 2003, 2004 and 2005, respectively.

  New Omnibus Agreement

        On March 31, 2006, we entered into an amended and restated omnibus agreement (the New Omnibus Agreement) with Valero Energy, Valero GP, LLC, Riverwalk Logistics, L.P., and Valero Logistics. The New Omnibus Agreement supersedes the Omnibus Agreement among the parties dated effective April 16, 2001. The New Omnibus Agreement governs potential competition between Valero Energy and the Partnership. Under the New Omnibus Agreement, Valero Energy has agreed, and will cause its controlled affiliates to agree, for so long as Valero Energy owns 20% or more of us or our general partner, not to engage in the business of transporting crude oil and other feedstocks or refined products, including petrochemicals, or operating crude oil storage facilities or refined product terminaling assets in the United States. This restriction does not apply to:

  •
  any business retained by Ultramar Diamond Shamrock Corporation (UDS) as of April 16, 2001, the closing of our initial public offering, or any business owned by Valero Energy at the date of its acquisition of UDS on December 31, 2001;

  •
  any business with a fair market value of less than $10 million;

  •
  any business acquired by Valero Energy in the future that constitutes less than 50% of the fair market value of a larger acquisition, provided we have been offered and declined the opportunity to purchase the business; and

  •
  any newly constructed pipeline, terminaling or storage assets that we have not offered to purchase at fair market value within one year of construction.

        Also under the New Omnibus Agreement, Valero Energy has agreed to indemnify us for environmental liabilities related to the assets transferred to us in connection with our initial public offering, provided that such liabilities arose prior to and are discovered within ten years after that date (excluding liabilities resulting from a change in law after April 16, 2001).

  Pipelines and Terminals Usage Agreement—McKee, Three Rivers and Ardmore

        Under the terms of the Pipeline and Terminals Usage Agreement dated April 16, 2001, we provide transportation services that support Valero Energy's refining and marketing operations relating to the

McKee, Three Rivers and Ardmore refineries. Pursuant to the agreement, Valero Energy has agreed through April 2008:

  •
  to transport in our crude oil pipelines at least 75% of the aggregate volumes of crude oil shipped to the McKee, Three Rivers and Ardmore refineries;

  •
  to transport in our refined product pipelines at least 75% of the aggregate volumes of refined products shipped from the McKee, Three Rivers and Ardmore refineries; and

  •
  to use our refined product terminals for terminaling services for at least 50% of all refined products shipped from the McKee, Three Rivers and Ardmore refineries.

        If market conditions change with respect to the transportation of crude oil or refined products, or to the end markets in which Valero Energy sells refined products, in a material manner such that Valero Energy would suffer a material adverse effect if it were to continue to use our pipelines and terminals that service the McKee, Three Rivers and Ardmore refineries at the required levels, Valero Energy's obligation to us will be suspended during the period of the change in market conditions to the extent required to avoid the material adverse effect.

        In the event Valero Energy does not transport in our pipelines or use our terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. For the year ended December 31, 2005, Valero Energy exceeded its obligations under the Pipelines and Terminals Usage Agreement. Additionally, Valero Energy has agreed not to challenge, or cause others to challenge, our interstate or intrastate tariffs for the transportation of crude oil and refined products until at least April 2008.

  Crude Oil Storage Tank Agreements

        In conjunction with the acquisition of the Crude Oil Storage Tanks in March 2003, we entered into the following agreements with Valero Energy:

  •
  Handling and Throughput Agreement, dated March 2003, pursuant to which Valero Energy agreed to pay us a fee for 100% of crude oil and certain other feedstocks delivered to each of the Corpus Christi West refinery, the Texas City refinery and the Benicia refinery and to use our logistic assets for handling all deliveries to these refineries. The throughput fees are adjustable annually, generally based on 75% of the regional consumer price index applicable to the location of each refinery. The initial term of the handling and throughput agreement is ten years, which may be extended by Valero Energy for up to an additional five years.

  •
  Services and Secondment Agreements, dated March 2003, pursuant to which Valero Energy agreed to provide personnel to us who perform operating and routine maintenance services related to the crude oil storage tank operations. The annual reimbursement for those services is an aggregate $3.5 million. The initial term of the services and secondment agreements is ten years which we have the option to extend for an additional five years. In addition to the fees we have agreed to pay Valero Energy under the services and secondment agreements, we are responsible for operating expenses and specified capital expenditures related to the tank assets that are not addressed in the services and secondment agreements. These operating expenses and capital expenditures include tank safety inspections, maintenance and repairs, certain environmental expenses, insurance premiums and ad valorem taxes.

  •
  Lease and Access Agreements, dated March 2003, pursuant to which Valero Energy leases to us the land on which the crude oil storage tanks are located for an aggregate amount of $0.7 million per year. The initial term of each lease is 25 years, subject to automatic renewal for successive one-year periods thereafter. We may terminate any of these leases upon 30 days notice after the initial term or at the end of a renewal period. In addition, we may terminate any of these leases upon 180 days notice prior to the expiration of the current term if we cease to operate the crude oil storage tanks or cease business operations.

  South Texas Pipelines and Terminals Agreements

        In conjunction with the acquisition of the South Texas Pipelines and Terminals in March 2003, we entered into the following agreements with Valero Energy:

  •
  Terminaling Agreement, dated March 2003, pursuant to which Valero Energy agreed, during the initial period of five years, to pay a terminaling fee for each barrel of refined product stored or handled by or on behalf of Valero Energy at the terminals, including an additive fee for gasoline additive blended at the terminals. At the Houston Hobby Airport terminal, Valero Energy agreed to pay a filtering fee for each barrel of jet fuel stored or handled at the terminal.

  •
  Throughput Commitment Agreement, dated March 2003, pursuant to which Valero Energy agreed, for an initial period of seven years:

  •
  to transport in the Houston and Valley pipeline systems an aggregate of 40% of the Corpus Christi refineries' gasoline and distillate production but only if the combined throughput in these pipelines is less than 110,000 barrels per day;

  •
  to transport in the Pettus to San Antonio refined product pipeline 25% of the Three Rivers refinery gasoline and distillate production and in the Pettus to Corpus Christi refined product pipeline 90% of the Three Rivers refinery raffinate production;

  •
  to use the Houston asphalt terminal for an aggregate of 7% of the asphalt production of the Corpus Christi refineries;

  •
  to use the Edinburg refined product terminal for an aggregate of 7% of the gasoline and distillate production of the Corpus Christi refineries, but only if the throughput at this terminal is less than 20,000 barrels per day; and

  •
  to use the San Antonio East terminal for 75% of the throughput in the Pettus to San Antonio refined product pipeline.

        In the event Valero Energy does not transport in our pipelines or use our terminals to handle the minimum volume requirements and if its obligation has not been suspended under the terms of the agreement, Valero Energy will be required to make a cash payment determined by multiplying the shortfall in volume by the applicable weighted average pipeline tariff or terminal fee. Valero Energy's obligation to transport 90% of the Three Rivers refinery raffinate production in the Pettus to Corpus Christi refined product pipeline was suspended in the fourth quarter of 2005 due to the temporary idling of the pipeline in the fourth quarter of 2005.

        On September 20, 2006, we executed a terminal services agreement with Valero Marketing and Supply Company (VMSC), a wholly owned subsidiary of Valero Energy, with respect to the terminaling facility at St. James, Louisiana. Pursuant to the St. James Terminal Agreement, we will provide crude oil storage and blending services to VMSC for a minimum throughput fee of $1.175 million per month, plus $0.08 per barrel throughput in excess of 4 million barrels per month and $0.03 per barrel blended. The St. James Terminal Agreement has an initial term of five years, with an option to extend for an additional five years, provided that VMSC provides us notice of its intent to extend the term at least one year prior to the expiration of the initial term.

  Non-Compete Agreement

        On July 19, 2006, we entered into a non-compete agreement with Holdings, Riverwalk Logistics, L.P., and Valero GP, LLC (the Non-Compete Agreement). The Non-Compete Agreement will not be effective until Holdings is no longer subject to the Amended and Restated Omnibus Agreement dated March 31, 2006. Under the Non-Compete Agreement, we will have a right of first refusal with respect to the potential acquisition of assets that relate to the transportation, storage or terminaling of crude oil, feedstocks or refined petroleum products (including petrochemicals) in the United States and internationally. Holdings will have a right of first refusal with respect to the potential acquisition of general partner and other equity interests in publicly traded partnerships under common ownership with the general partner interest. With respect to any other business opportunities, neither the Partnership nor Holdings are prohibited from engaging in any business, even if the Partnership and Holdings would have a conflict of interest with respect to such other business opportunity.

  Administration Agreement

        On July 19, 2006, in connection with Holdings' initial public offering, Valero GP, LLC entered into an administration agreement with Holdings (the Administration Agreement). The Administration Agreement provides, among other things, that all of Holdings' employees will be employees of Valero GP, LLC. Valero GP, LLC will provide all executive management, accounting, legal, cash management, corporate finance and other administrative services to Holdings. Under the Administration Agreement, Holdings will pay Valero GP, LLC $0.5 million annually. This fee will be increased annually to reflect Valero GP, LLC's annual merit increases. Holdings will also reimburse Valero GP, LLC for all direct public company costs and any other direct costs, such as outside legal and accounting fees, that Valero GP, LLC incurs while providing services to Holdings pursuant to the Administration Agreement. The Administration Agreement will terminate on December 31, 2011, with automatic two-year renewals unless terminated by either party on six months' written notice. Holdings may cancel or reduce the services provided by Valero GP, LLC under the Administration Agreement on 60 days' written notice. The Administration Agreement will terminate upon a change of control of either Holdings or Valero GP, LLC.

  Amended and Restated 2000 Long-Term Incentive Plan

        Effective October 1, 2006, the Valero GP, LLC 2000 Long-Term Incentive Plan was amended as follows:

  •
  increase the number of units authorized for issuance under the Plan from 250,000 units (of which 223,147 have been granted to date) to 1,500,000 units;

  •
  permit the "cashless-broker" exercise of options;

  •
  provide that if an award under the Plan expires, is cancelled, exercised, paid or otherwise terminates without the delivery of units then the units covered by such award, to the extent of such expiration, cancellation, exercise, payment or termination, shall again be units with respect to which awards under the Plan may be granted;

  •
  amend the Plan to meet the requirements of, and facilitate compliance with, Section 409A of the Internal Revenue Code; and

  •
  amend the definition of "Change of Control" to reflect that as a result of its recently completed initial public offering, Valero GP Holdings, LLC is now the 100% owner of the general partner of Valero L.P.

  Hydrogen Tolling Agreement

        A hydrogen tolling agreement, which provides that Valero Energy will pay us minimum annual revenues of $1.4 million for transporting crude hydrogen from the BOC Group's chemical facility in Clear Lake, Texas to Valero Energy's Texas City refinery.

  Pittsburg Asphalt Terminal Throughput Agreement

        A terminal storage and throughput agreement related to the Pittsburg asphalt terminal, which provides that Valero Energy will pay us a monthly lease fee of $0.2 million, a minimum annual throughput fee of $0.4 million and will reimburse us for utility costs.

  Royal Trading Throughput Agreement

        In conjunction with the Royal Trading acquisition, we entered into a five-year terminal storage and throughput agreement with Valero Energy. The agreement provides a base throughput and blending fee schedule with volume incentive discounts once certain thresholds are met. In addition, Valero Energy has agreed to utilize the acquired terminals for a minimum of 18.5% of the combined McKee and Ardmore refineries' asphalt production.

  Corpus Christi North Beach Storage Facility Lease

        We entered into a one-year shell barrel capacity lease agreement with Valero Energy on January 1, 2004 for the 1.6 million barrels of capacity at our Corpus Christi North Beach storage facility. This lease automatically renews for additional one-year terms unless either party terminates it with a 90-day written notice. The use of this storage facility was previously included as part of the crude oil pipeline tariff for our Corpus Christi to Three Rivers crude oil pipeline.

  Other Agreements

        We have other minor storage and throughput contracts with Valero Energy resulting from the Kaneb acquisition.

15. EMPLOYEE BENEFIT PLANS

        We have no employees. We rely on employees of Valero Energy and its affiliates to provide the necessary services to conduct our operations. Those employees are included in the various employee benefit plans of Valero Energy and its affiliates. These plans include qualified, non-contributory defined benefit retirement plans, defined contribution 401(k) plans, employee and retiree medical, dental and life insurance plans, bonus plans, long-term incentive plans (i.e. unit options and restricted common units) and other such benefits.

        Our share of allocated Valero Energy employee benefit plan expenses, excluding the compensation expense related to the contractual rights to receive common units, restricted units and unit options, was $4.8 million, $11.2 million and $20.4 million for the years ended December 31, 2003, 2004 and 2005, respectively, and $15.0 million and $25.1 million for the nine months ended September 30, 2005 and 2006, respectively. These employee benefit plan expenses are included in operating expenses and general and administrative expenses.

  Long-Term Incentive Plans

        Valero GP, LLC adopted the 2000 Long-Term Incentive Plan (the LTIP) under which Valero GP, LLC may award up to 250,000 common units to certain key employees of Valero Energy's affiliates providing services to us and to directors and officers of Valero GP, LLC. Awards under the LTIP can include unit options, restricted units, performance awards, DERs and contractual rights to receive common units. As of December 31, 2005, a total of 38,772 common units remained available to be awarded under the LTIP.

        In June 2003, Valero GP, LLC adopted the UIP under which Valero GP, LLC may award up to 500,000 common units to employees of Valero GP, LLC or its affiliates, excluding officers and directors of Valero GP, LLC and its affiliates. Awards under the UIP can include unit options, restricted units and DERs. As of December 31, 2005, a total of 287,730 common units remained available to be awarded under the UIP.

        In addition, Valero GP, LLC adopted the UOP under which Valero GP, LLC may award up to 200,000 unit options to officers and directors of Valero GP, LLC or its affiliates, of which substantially all of the unit options have been awarded as of December 31, 2005.

        Our share of compensation expense related to the contractual rights to receive common units, restricted units and unit options issued under the LTIP, the UIP and the UOP was $0.9 million, $0.7 million and $1.5 million, respectively, for the years ended December 31, 2003, 2004 and 2005 and such amounts have been included in general and administrative expenses in the consolidated statements of income for those years.

16. PARTNERS' EQUITY, ALLOCATIONS OF NET INCOME AND CASH DISTRIBUTIONS

  Partners' Equity

        We issued 23,768,355 of our common units valued at approximately $1.45 billion in exchange for all of the outstanding common units of KPP. In order to maintain a 2% general partner interest, Riverwalk Logistics, L.P. contributed $29.2 million to us. As of December 31, 2005, Valero Energy and its affiliates owned 23.4% of our outstanding partners' equity, including the 2% general partner interest.

        As of December 31, 2005, our outstanding partners' equity as of December 31, 2005 includes 37,210,427 common units (622,772 of which are held by affiliates of Valero Energy), 9,599,322 subordinated units held by UDS Logistics, LLC and a 2% general partner interest held by Riverwalk Logistics, L.P. UDS Logistics, LLC is a wholly owned subsidiary of Valero Energy and the limited partner of Riverwalk Logistics, L.P.

  March 2003 Common Unit Offering

        On March 18, 2003, we consummated a public offering of common units, selling 5,750,000 common units to the public at $36.75 per unit, before underwriters' discount of $1.56 per unit. Net proceeds were $202.3 million, or $35.19 per unit, before offering expenses of $2.0 million. In order to maintain a 2% general partner interest, Riverwalk Logistics, L.P. contributed $4.3 million to us. The net proceeds of the common unit offering and the general partner contribution were primarily used to fund the acquisition of the Crude Oil Storage Tanks (See Note 3. Acquisitions).

        On April 16, 2003, we closed on the exercise of a portion of the underwriters' over-allotment option, by selling 581,000 common units at $35.19 per unit. Net proceeds from this sale were $20.4 million and Riverwalk Logistics, L.P. contributed $0.5 million to maintain its 2% general partner interest. The common unit proceeds and general partner contribution were used to pay down the then outstanding balance on the revolving credit facility.

  Redemption of Common Units and Amendment to Partnership Agreement

        On March 18, 2003, subsequent to the common unit offering and private placement of 6.05% senior notes discussed above, we redeemed from UDS Logistics, LLC 3,809,750 common units at a total cost of $134.1 million, or $35.19 per unit. In order to maintain a 2% general partner interest, we redeemed a portion of Riverwalk Logistics, L.P.'s general partner interest at a total cost of $2.9 million. In addition to the redemption transaction, we amended our partnership agreement to reduce the vote required to remove the general partner from 66 2/3% to 58% of our outstanding units and to exclude from participating in such a vote the common and subordinated units held by affiliates of the general partner.

  August 2003 Common Unit Offering

        On August 11, 2003, we consummated a public offering of common units, selling 1,236,250 common units, which included 161,250 common units related to the underwriter's over-allotment option, to the public at $41.15 per unit, before underwriter's discount of $1.85 per unit. Net proceeds were $48.6 million, or $39.30 per unit, before offering expenses of $0.3 million. In order to maintain its 2% general partner interest, Riverwalk Logistics, L.P. contributed $1.0 million to the Partnership. The net proceeds of the common unit offering and the general partner contribution were primarily used to fund the acquisitions of the Southlake refined product pipeline and the Paulsboro refined product terminal (See Note 3. Acquisitions).

        Effective March 11, 2004, our partnership agreement was amended to reduce the percentage of the vote required to remove our general partner from 58% to a simple majority (excluding any vote by the general partner and its affiliates).

  Allocations of Net Income

        Our partnership agreement, as amended, sets forth the calculation to be used to determine the amount and priority of cash distributions that the common unitholders and general partner will receive. The partnership agreement also contains provisions for the allocation of net income and loss to the unitholders and the general partner. For purposes of maintaining partner capital accounts, the partnership agreement specifies that items of income and loss shall be allocated among the partners in accordance with their respective percentage interests. Normal allocations according to percentage interests are done after giving effect, if any, to priority income allocations in an amount equal to incentive cash distributions allocated 100% to the general partner.

        We have identified our general partner interest and subordinated units as participating securities and we use the two-class method when calculating "income per unit applicable to limited partners," which is based on the weighted-average number of common and subordinated units outstanding during the period. Basic and diluted net income per unit applicable to limited partners is the same because we have no potentially dilutive securities outstanding.

        During the nine months ended September 30, 2006, our general partner reimbursed us for certain charges we incurred related to services historically provided under our Services Agreement with Valero Energy. Generally accepted accounting principles require us to record the charges as expenses and record the reimbursement as partner's capital contributions. The following table details the calculation of net income applicable to the general partner (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Net income applicable to general partner and limited partners' interest	$69,593	$78,418	$111,073	$83,283	$112,173
Charges reimbursed by general partner	—	—	—	—	352

Net income before charges reimbursed by general partner	69,593	78,418	111,073	83,283	112,525
General partner incentive distribution	2,620	4,449	8,711	5,662	10,869

Net income before charges reimbursed by general partner and after general partner incentive distribution	66,973	73,969	102,362	77,621	101,656
General partner interest	2%	2%	2%	2%	2%

General partner allocation of net income before charges reimbursed by general partner and after general partner incentive distribution	1,339	1,478	2,047	1,553	2,033
Charges reimbursed by general partner	—	—	—	—	(352)
General partner incentive distribution	2,620	4,449	8,711	5,662	10,869

Net income applicable to general partner	$3,959	$5,927	$10,758	$7,215	$12,550

  Cash Distributions

        We make quarterly distributions of 100% of our available cash, generally defined as cash receipts less cash disbursements and cash reserves established by the general partner, in its sole discretion. These quarterly distributions are declared and paid within 45 days subsequent to each quarter-end.

        The general partner is entitled to incentive distributions if the amount we distribute with respect to any quarter exceeds specified target levels shown below:

	Percentage of Distribution
Quarterly Distribution Amount per Unit	Unitholders	General Partner
Up to $0.60	98%	2%
Above $0.60 up to $0.66	90%	10%
Above $0.66	75%	25%

        Effective March 11, 2004, our partnership agreement was amended to lower the general partner's incentive distribution rights with respect to distributions of available cash from 48% to 23% of the amount of any quarterly distribution that exceeds $0.90 per unit. The general partner will continue to receive a 2% distribution with respect to its general partner interest.

        The following table reflects the allocation of total cash distributions to the general and limited partners applicable to the period in which the distributions were earned (in thousands, except per unit data):

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
General partner interest	$1,404	$1,595	$2,589	$2,157	$2,787
General partner incentive distribution	2,620	4,449	8,711	7,210	10,869

Total general partner distribution	4,024	6,044	11,300	9,367	13,656
Limited partners' distribution	66,179	73,733	118,178	98,478	125,684

Total cash distributions	$70,203	$79,777	$129,478	$107,845	$139,340

Cash distributions per unit applicable to limited partners	$2.950	$3.200	$3.365	$2.510	$2.685

        On October 26, 2006, we declared a quarterly cash distribution of $0.915 per unit to be paid on November 14, 2006 to unitholders of record on November 7, 2006, which totaled $47.7 million.

  Subordinated Units

        We satisfied all the conditions included in our partnership agreement for the subordination period to end. Accordingly, the subordination period ended on April 1, 2006 and all 9,599,322 subordinated units automatically converted into common units on a one-for-one basis on May 8, 2006, the first business day after the record date for the distribution related to the first quarter of 2006. Riverwalk Holdings, LLC held the 9,599,322 subordinated units at time of conversion.

17. INCOME TAXES

        Components of income tax expense related to certain of our operations conducted through separate taxable wholly owned corporate subsidiaries were as follows (in thousands):

Year Ended December 31, 2005
Current:
U.S.	$—
Foreign	430

Total current	430

Deferred:
U.S.	892
Foreign	3,391

Total deferred	4,283

Total income tax expense	$4,713

        The tax effects of significant temporary differences representing deferred income tax assets and liabilities were as follows (in thousands):

December 31, 2005
Deferred tax assets:
Net operating losses	$17,827
Environmental and legal reserves	14,509
Other	418
Valuation allowance	(6,106)

Deferred tax assets	26,648

Property and equipment	(40,224)

Net deferred tax liability	$(13,576)

        The U.S. corporate operations have net operating loss carryforwards for tax purposes totaling approximately $50.9 million, which are subject to various limitations on use and expire in years 2008 through 2025.

        As of December 31, 2005, we have recorded a valuation allowance, substantially all of which was recorded in conjunction with the allocation of the purchase price of the Kaneb acquisition, due to uncertainties related to our ability to utilize some of our deferred income tax assets, primarily consisting of certain federal net operating loss carryforwards, before they expire. The valuation allowance is based on our estimates of taxable income in the various jurisdictions in which we operate and the period over which deferred income tax assets will be recoverable.

        The realization of net deferred income tax assets recorded as of December 31, 2005 is dependent upon our ability to generate future taxable income in the United States. We believe it is more likely than not that the deferred income tax assets, net of the valuation allowance, as of December 31, 2005 will be realized, based on expected future taxable income and potential tax planning strategies.

        SFAS No. 109, "Accounting for Income Taxes," requires disclosure of the aggregate difference in the basis of our net assets for financial and tax reporting purposes. Our management does not believe that, in our circumstances, the aggregate difference would be meaningful information.

18. SEGMENT INFORMATION

        Our operating segments consist of refined product pipelines, crude oil pipelines, refined product terminals and crude oil storage tanks. The operations acquired as a result of the Kaneb acquisition principally involve transporting refined petroleum products and fertilizer as a common carrier, the storage of petroleum products, specialty chemicals, and other liquids, and delivery and sale of bunker fuel at St. Eustatius, Netherland Antilles and Point Tupper, Nova Scotia. The results of Kaneb's transportation operations are included in our refined product pipelines segment. The results of Kaneb's storage and bunker sales operations are included in our refined product terminals segment.

        These reportable segments are strategic business units that offer different services and performance is evaluated based on operating income, before general and administrative expenses. General and administrative expenses are not allocated to the operating segments since those expenses relate primarily to the overall management at the entity level. Our principal services include providing pipeline transportation services, terminaling services and crude oil storage handling services.

        Results of operations for the reportable segments were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Revenues:
Refined product terminals	$31,269	$39,984	$411,332	$200,394	$601,958
Refined product pipelines	72,276	86,418	149,853	98,609	163,580
Crude oil pipelines	50,741	52,462	51,429	39,601	43,989
Crude oil storage tanks	27,164	41,928	46,943	34,722	35,468

Total revenues	$181,450	$220,792	$659,557	$373,326	$844,995

Depreciation and amortization:
Refined product terminals	$3,508	$6,471	$25,008	$15,655	$33,196
Refined product pipelines	12,380	14,715	27,778	15,533	31,296
Crude oil pipelines	5,379	4,499	4,612	3,457	3,809
Crude oil storage tanks	5,000	7,464	7,497	5,610	5,721

Total depreciation and amortization	$26,267	$33,149	$64,895	$40,255	$74,022

Operating income:
Refined product terminals	$12,314	$15,148	$61,911	$33,850	$75,474
Refined product pipelines	30,982	34,371	57,404	41,714	62,176
Crude oil pipelines	30,166	32,495	30,439	23,680	27,634
Crude oil storage tanks	17,112	27,331	30,493	22,851	22,702

Total segment operating income	90,574	109,345	180,247	122,095	187,986
General and administrative expenses	$7,537	$11,321	$26,553	$17,064	$30,323

Total operating income	$83,037	$98,024	$153,694	$105,031	$157,663

        Revenues by geographic area are shown in the table below (in thousands). The geographic area is based on the location of our customer.

	Year Ended December 31,
	2003	2004	2005
United States	$181,450	$220,792	$347,765
Netherlands Antilles	—	—	255,893
Canada	—	—	35,639
Other countries	—	—	20,260

Consolidated revenues	$181,450	$220,792	$659,557

        For the years ended December 31, 2003, 2004, and 2005, Valero Energy accounted for 98%, 99%, and 34% of our consolidated revenues, respectively. No other single customer accounted for more than 10% of our consolidated revenues.

        Revenues from Valero Energy by operating segment were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005(a)	2005	2006
Revenues:
Refined product terminals	$30,790	$39,306	$46,382	$35,887	$38,795
Refined product pipelines	69,910	83,912	89,731	66,484	77,526
Crude oil pipelines	50,741	52,462	51,429	39,601	42,509
Crude oil storage tanks	27,164	41,928	46,943	34,722	35,468

Total revenues	$178,605	$217,608	$234,485	$176,694	$194,298

(a)
The amounts reflected in the table include revenues of $1,867 which are included in income from discontinued operations in the consolidated statement of income.

        Long-lived assets include property, plant and equipment, intangible assets subject to amortization and certain long-lived assets included in "deferred charges and other assets, net." Geographic information by country for long-lived assets consisted of the following (in thousands):

	December 31,
	2004	2005
United States	$800,491	$1,904,154
Netherlands Antilles	—	210,756
Canada	—	83,916
Other countries	12,322	105,168

Consolidated long-lived assets	$812,813	$2,303,994

        Total assets by reportable segment were as follows (in thousands):

	December 31,		September 30,
	2004	2005	2006
Refined product terminals(a)	$145,966	$1,701,782	$1,624,070
Refined product pipelines	347,008	1,286,571	1,276,491
Crude oil pipelines	127,668	123,698	120,996
Crude oil storage tanks	209,919	204,580	199,727

Total segment assets	830,561	3,316,631	3,221,284
Other partnership assets (including current assets and other noncurrent assets)	26,946	50,361	79,258

Total consolidated assets	$857,507	$3,366,992	$3,300,542

(a)
Total assets of the refined product terminals segment include the assets of the Australia and New Zealand Subsidiaries. We sold these subsidiaries for total proceeds of $70.1 million.

        Changes in the carrying amount of goodwill were as follows (in thousands):

	Refined Product Terminals	Refined Product Pipelines	Crude Oil Pipelines	Total
Balance as of December 31, 2004	$—	$519	$4,196	$4,715
Kaneb acquisition	569,745	193,127	—	762,872

Balance as of December 31, 2005	$569,745	$193,646	$4,196	$767,587

        Capital expenditures, including acquisitions, by reportable segment were as follows (in thousands):

	Year Ended December 31,
	2003	2004	2005
Refined product terminals	$62,927	$41,148	$761,099
Refined product pipelines	176,956	12,009	748,392
Crude oil pipelines	2,656	3,275	561
Crude oil storage tanks	200,198	1,056	1,860
Other partnership assets	—	—	2,781

Total capital expenditures	$442,737	$57,488	$1,514,693

19. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

        We have no operations and our assets consist mainly of our investments in Valero Logistics, KSL and KPP. KPP is the majority owner of KPOP. Valero Logistics and KPOP are 100% indirectly owned by us. Valero Logistics and KPOP own and operate pipelines, terminals and storage tanks and are issuers of publicly traded senior notes. The senior notes issued by Valero Logistics were and continue to be fully and unconditionally guaranteed by us. In connection with the Kaneb acquisition, effective July 1, 2005, we fully and unconditionally guaranteed the outstanding senior notes issued by KPOP. Additionally, effective July 1, 2005, both Valero Logistics and KPOP fully and unconditionally guaranteed the outstanding senior notes of the other. All guarantors are jointly and severally liable for performance under the terms of the guarantees.

        As a result, the following condensed consolidating financial statements are being presented for the current year as an alternative to providing separate financial statements for Valero Logistics and KPOP. Condensed consolidating financial statements for the years ended December 31, 2003 and 2004 are not presented as we did not own Kaneb.

Condensed Consolidating Balance Sheet
December 31, 2005
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership L.P.	Non-Guarantor Subsidiaries(a)	Eliminations	Valero L.P. Consolidated
Assets
Current assets	$44	$196,481	$622,669	$240,741	$(764,524)	$295,411
Property and equipment, net	—	783,945	694,374	681,894	—	2,160,213
Goodwill	—	4,715	193,127	569,745	—	767,587
Investment in wholly owned subsidiaries	2,403,969	16,920	603,474	1,273,313	(4,297,676)	—
Equity investments	—	15,087	—	58,899	—	73,986
Other noncurrent assets, net	228	8,677	771	60,119	—	69,795

Total assets	$2,404,241	$1,025,825	$2,114,415	$2,884,711	$(5,062,200)	$3,366,992

Liabilities and Partners' Equity
Current liabilities	$502,194	$50,252	$40,341	$377,325	$(764,524)	$205,588
Long-term debt, less current portion	—	581,921	551,607	36,131	—	1,169,659
Deferred income taxes	—	—	—	13,576	—	13,576
Other long-term liabilities	—	4,821	2,124	70,445	—	77,390
Total partners' equity	1,902,047	388,831	1,520,343	2,387,234	(4,297,676)	1,900,779

Total liabilities and partners' equity	$2,404,241	$1,025,825	$2,114,415	$2,884,711	$(5,062,200)	$3,366,992

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Balance Sheet
September 30, 2006
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership, L.P.	Non-Guarantor Subsidiaries (a)	Eliminations	Valero L.P. Consolidated
Assets
Current assets	$380	$104,266	$651,145	$129,257	$(683,449)	$201,599
Property and equipment, net	—	795,461	676,927	700,194	—	2,172,582
Goodwill	—	4,715	172,625	597,626	—	774,966
Investment in wholly owned subsidiaries	2,382,282	23,394	656,634	1,324,421	(4,386,731)	—
Equity investments	—	15,636	—	58,467	—	74,103
Other noncurrent assets, net	228	9,617	660	66,787	—	77,292

Total assets	$2,382,890	$953,089	$2,157,991	$2,876,752	$(5,070,180)	$3,300,542

Liabilities and Partners' Equity
Current liabilities	$503,914	$38,491	$35,747	$243,915	$(683,449)	$138,618
Long-term debt, less current portion	—	592,019	547,137	39,320	—	1,178,476
Long-term payable to Valero Energy	—	—	—	5,776	(11)	5,765
Deferred income taxes	—	—	—	20,296	—	20,296
Other long-term liabilities	—	5,520	3,712	61,473	11	70,716
Partners' equity	1,878,976	317,059	1,571,395	2,505,972	(4,386,731)	1,886,671

Total liabilities and partners' equity	$2,382,890	$953,089	$2,157,991	$2,876,752	$(5,070,180)	$3,300,542

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Statements of Income
For the Year Ended December 31, 2005
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership L.P.	Non-Guarantor Subsidiaries(a)	Eliminations	Valero L.P. Consolidated
Revenues	$—	$234,444	$57,400	$368,495	$(782)	$659,557
Costs and expenses	2,752	133,297	44,152	326,444	(782)	505,863

Operating income	(2,752)	101,147	13,248	42,051	—	153,694
Equity earnings in subsidiaries	113,825	(192)	38,462	40,392	(192,487)	—
Equity earnings in joint venture	—	376	—	1,943	—	2,319
Interest and other expense, net	—	(27,870)	(13,488)	(2,267)	—	(43,625)

Income from continuing operations before income tax expense	111,073	73,461	38,222	82,119	(192,487)	112,388
Income tax expense	—	—	—	4,713	—	4,713

Income from continuing operations	111,073	73,461	38,222	77,406	(192,487)	107,675
Income from discontinued operations	—	—	2,163	1,235	—	3,398

Net income	$111,073	$73,461	$40,385	$78,641	$(192,487)	$111,073

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Statements of Income
For the Nine Months Ended September 30, 2005
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership L.P.	Non-Guarantor Subsidiaries(a)	Eliminations	Valero L.P. Consolidated
Revenues	$—	$177,179	$29,560	$167,142	$(555)	$373,326
Costs and expenses	1,304	99,415	18,772	149,359	(555)	268,295

Operating income	(1,304)	77,764	10,788	17,783	—	105,031
Equity earnings Pipeline Company	84,587	836	21,913	30,633	(135,629)	2,340
Interest and other expense, net	—	(19,229)	(6,534)	(581)	—	(26,344)

Income from continuing operations before income tax expense	83,283	59,371	26,167	47,835	(135,629)	81,027
Income tax expense	—	—	—	2,050	—	2,050

Income from continuing operations	83,283	59,371	26,167	45,785	(135,629)	78,977
Income from discontinued operations	—	—	3,133	1,173	—	4,306

Net income	$83,283	$59,371	$29,300	$46,958	$(135,629)	$83,283

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Statements of Income
For the Nine Months Ended September 30, 2006
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership, L.P.	Non-Guarantor Subsidiaries (a)	Eliminations	Valero L.P. Consolidated
Revenues	$—	$194,091	$85,121	$566,522	$(739)	$844,995
Costs and expenses	1,735	104,528	68,795	513,013	(739)	687,332

Operating income	(1,735)	89,563	16,326	53,509	—	157,663
Equity earnings	113,908	765	53,160	55,022	(218,341)	4,514
Interest and other expense, net	—	(26,504)	(18,751)	(2,375)	—	(47,630)

Income from continuing operations before income tax expense	112,173	63,824	50,735	106,156	(218,341)	114,547
Income tax expense	—	—	—	1,997	—	1,997

Income from continuing operations	112,173	63,824	50,735	104,159	(218,341)	112,550
Income (loss) from discontinued operations	—	—	317	(694)	—	(377)

Net income	$112,173	$63,824	$51,052	$103,465	$(218,341)	$112,173

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Statement of Cash Flows
For the Year Ended December 31, 2005
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership L.P.	Non-Guarantor Subsidiaries(a)	Elimination	Valero L.P. Consolidated
Cash flows from operating activities:
Net income	$111,073	$73,461	$40,385	$78,641	$(192,487)	$111,073
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	34,828	12,073	19,766	—	66,667
Equity income, net of distributions	13,964	192	(38,462)	(40,392)	64,698	—
Changes in operating assets and liabilities and other	4,274	12,523	3,645	(11,752)	—	8,690

Net cash provided by operating activities	129,311	121,004	17,641	46,263	(127,789)	186,430

Cash flows from investing activities:
Capital expenditures	—	(47,568)	(3,492)	(17,026)	—	(68,086)
Kaneb acquisition	(522,456)	—	850	20,633	—	(500,973)
Proceeds from sale of assets	—	—	85,466	395,479	—	480,945
Other	—	(3,377)	—	(1,472)	3,963	(886)

Cash flows provided by (used in) investing activities	(522,456)	(50,945)	82,824	397,614	3,963	(89,000)
Cash flows from financing activities:
Distributions	(127,789)	(127,789)	—	—	127,789	(127,789)
Long-term borrowings	—	746,472	—	—	—	746,472
Long-term debt repayments	—	(548,010)	(123,668)	(63,386)	—	(735,064)
General partner contributions	29,197	—	—	—	—	29,197
Net intercompany borrowings (repayment)	491,737	(163,529)	23,317	(351,525)	—	—
Other	—	8,346	—	5,623	(3,963)	10,006

Cash flows provided by (used in) financing activities	393,145	(84,510)	(100,351)	(409,288)	123,826	(77,178)

Effect of foreign exchange rate changes on cash	—	—	—	(345)	—	(345)
Net increase in cash and cash equivalents investments	—	(14,451)	114	34,244	—	19,907
Cash and cash equivalents at the beginning of the period period	10	16,041	—	96	—	16,147

Cash and cash equivalents at the end of the period	$10	$1,590	$114	$34,340	$—	$36,054

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended September 30, 2005
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership L.P.	Non-Guarantor Subsidiaries(a)	Eliminations	Valero L.P. Consolidated
Cash flows from operating activities:
Net income	$83,283	$59,371	$29,300	$46,958	$(135,629)	$83,283
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	26,033	3,828	11,564	—	41,425
Equity income, net of distributions	(748)	176	(21,913)	(29,305)	51,790	—
Changes in operating assets and liabilities and other	3,835	(633)	1,119	6,369	—	10,690

Net cash provided by (used in) operating activities	86,370	84,947	12,334	35,586	(83,839)	135,398

Cash flows from investing activities:
Capital expenditures	—	(33,568)	(1,278)	(6,449)	—	(41,295)
Proceeds from sale of assets	—	—	85,466	395,431	—	480,897
Acquisition and investment in noncurrent assets	(522,574)	(1,487)	864	15,042	1,487	(506,668)
Other	141	—	—	(141)	—	—

Cash flows provided by (used in) investing activities	(522,433)	(35,055)	85,052	403,883	1,487	(67,066)

Cash flows from financing activities:
Distributions	(83,839)	(83,839)	—	—	83,839	(83,839)
Long-term debt borrowings	—	713,194	—	—	—	713,194
Long-term debt repayments	—	(513,467)	(123,668)	(63,385)	—	(700,520)
Net intercompany borrowings (repayments)	490,706	(180,760)	31,218	(341,164)	—	—
Other	29,197	—	—	1,487	(1,487)	29,197

Cash flows provided by (used in) financing activities	436,064	(64,872)	(92,450)	(403,062)	82,352	(41,968)

Effect of foreign exchange rate changes on cash	—	—	—	(833)	—	(833)
Net increase in cash and cash equivalents	1	(14,980)	4,936	35,574	—	25,531
Cash and cash equivalents at the beginning of the period	10	16,041	—	96	—	16,147

Cash and cash equivalents at the end of the period	$11	$1,061	$4,936	$35,670	$—	$41,678

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

Condensed Consolidating Statement of Cash Flows
For the Nine Months Ended September 30, 2006
(Thousands of Dollars)

	Valero L.P.	Valero Logistics Operations, L.P.	Kaneb Pipe Line Operating Partnership L.P.	Non-Guarantor Subsidiaries(a)	Eliminations	Valero L.P. Consolidated
Cash flows from operating activities:
Net income	$112,173	$63,824	$51,052	$103,465	$(218,341)	$112,173
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	28,023	18,326	27,673	—	74,022
Equity income, net of distributions	21,688	(216)	(53,160)	(51,044)	82,732	—
Changes in operating assets and liabilities and other	(2,480)	(7,197)	(8,843)	14,304	—	(4,216)

Net cash provided by (used in) operating activities	131,381	84,434	7,375	94,398	(135,609)	181,979

Cash flows from investing activities:
Capital expenditures	—	(26,104)	(6,530)	(37,681)	—	(70,315)
Proceeds from sale of assets	—	8	58	70,126	—	70,192
Acquisition and investment in noncurrent assets	—	(14,423)	(50)	(7,758)	—	(22,231)
Other	(77)	(6,259)	26,604	(21,658)	6,435	5,045

Cash flows provided by (used in) investing activities	(77)	(46,778)	20,082	3,029	6,435	(17,309)

Cash flows from financing activities:
Distributions	(135,596)	(135,596)	—	(13)	135,609	(135,596)
Long-term debt borrowings	—	59,000	—	—	—	59,000
Long-term debt repayments	—	(48,480)	—	—	—	(48,480)
Net intercompany borrowings (repayments)	4,074	107,954	(26,879)	(85,149)	—	—
Other	352	(7,054)	—	4,878	(6,435)	(8,259)

Cash flows provided by (used in) financing activities	(131,170)	(24,176)	(26,879)	(80,284)	129,174	(133,335)

Effect of foreign exchange rate changes on cash	—	—	—	(660)	—	(660)
Net increase in cash and cash equivalents	134	13,480	578	16,483	—	30,675
Cash and cash equivalents at the beginning of the period	10	1,590	114	34,340	—	36,054

Cash and cash equivalents at the end of the period	$144	$15,070	$692	$50,823	$—	$66,729

(a)
Non-guarantor subsidiaries are wholly owned by Valero L.P., Valero Logistics or KPOP.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter(b)	Fourth Quarter	Total
	(Thousands of dollars, except per unit data)
2004:
Revenues	$52,324	$55,707	$58,075	$54,686	$220,792
Operating income	24,543	24,600	24,448	24,433	98,024
Net income	19,970	19,706	19,387	19,355	78,418
Net income per unit applicable to limited partners	0.80	0.79	0.78	0.78	3.15
Cash distributions per unit applicable to limited partners	$0.800	$0.800	$0.800	$0.800	$3.200
2005(a):
Revenues	$56,635	$58,306	$258,385	$286,231	$659,557
Operating income	24,715	24,309	56,007	48,663	153,694
Net income	19,264	18,852	45,167	27,790	111,073
Net income per unit applicable to limited partners	0.77	0.74	0.88	0.52	2.86
Cash distributions per unit applicable to limited partners	$0.800	$0.855	$0.855	$0.855	$3.365

(a)
The significant increase in revenues, operating income and net income beginning in the third quarter of 2005 is due primarily to the Kaneb acquisition as discussed in Note 3. Acquisitions.

(b)
On December 13, 2005, we entered into a definitive agreement to sell the Australia and New Zealand Subsidiaries. As such, revenues and operating income differ from the reported amounts disclosed in the Form 10-Q for the period ended September 30, 2005 as the results of operations for the Australia and New Zealand Subsidiaries have been reclassified as income from discontinued operations. Revenue and operating income reported in the Form 10-Q were $263.5 million and $56.7 million, respectively, for the nine months ended September 30, 2005.

21. SUBSEQUENT EVENTS

        On November 30, 2006, Valero L.P. further amended its $525 million Term Loan Agreement, its $400 million Revolving Credit Agreement and its UK Term Loan. All the agreements listed above were amended (i) to remove the requirement that the lenders approve in advance the amount of pro forma EBITDA associated with certain material construction projects used in the calculation of consolidated EBITDA, a component of the consolidated debt coverage ratio required by the covenants of the agreements, and (ii) to exclude from the agreements' definition of Indebtedness the aggregate principal amount of hybrid equity securities, as defined in the amendment, that is treated as equity by Standard & Poors and Moody's based on the classifications of these hybrid equity securities issued by Standard & Poors and Moody's.

        Valero L.P.'s $400 million Revolving Credit Agreement was further amended to allow for borrowings denominated in Euros, up to the equivalent of $100 million.

        Also effective on November 30, 2006, the lenders agreed to Valero L.P.'s request to increase the total commitments under the $400 million Revolving Credit Agreement to $600 million.

        On December 1, 2006, Valero L.P. completed the acquisition of a crude oil storage and blending facility from Koch Supply and Trading, L.P. for approximately $140 million. Valero L.P. funded the acquisition with borrowings on its Revolving Credit Agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Kaneb Services LLC:

        We have audited the accompanying consolidated balance sheets of Kaneb Services LLC and its subsidiaries (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) (the PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

        As described in Note 2, the Company adopted Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" in 2003.

        We have also audited, in accordance with the standards of the PCAOB, the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Controls—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Dallas, Texas March 11, 2005

KANEB SERVICES LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands—except per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Revenues:
Services	$288,669	$354,591	$379,155	$184,756	$201,405
Products	381,159	511,200	676,093	302,625	424,816

Total revenues	669,828	865,791	1,055,248	487,381	626,221

Costs and expenses:
Cost of products sold	367,870	486,310	647,733	289,795	405,165
Operating cost	132,269	169,380	177,829	86,795	104,731
Depreciation and amortization	39,471	53,195	56,676	27,645	29,501
Gain on sale of assets	(609)	—	—	—	—
General and administrative	24,468	28,402	36,231	13,697	40,897
Provision for loss contingencies	—	—	—	—	42,000

Total costs and expenses	563,469	737,287	918,469	417,932	622,294

Operating income	106,359	128,504	136,779	69,449	3,927
Interest and other income	3,664	365	336	93	313
Interest expense	(29,171)	(39,576)	(43,579)	(21,349)	(23,984)
Loss on debt extinguishment	(3,282)	—	—	—	—

Income (loss) before gain on issuance of units by KPP, income taxes, interest of outside non-controlling partners in KPP's net (income) loss and cumulative effect of change in accounting principle	77,570	89,293	93,536	48,193	(19,744)
Gain on issuance of units by KPP	24,882	10,898	—	—	—
Income tax benefit (expense)	(2,585)	(4,887)	(3,251)	(1,769)	12,778
Interest of outside non-controlling partners in KPP's net (income) loss	(52,639)	(61,908)	(65,933)	(33,034)	2,158

Income (loss) before cumulative effect of change in accounting principle	47,228	33,396	24,352	13,390	(4,808)
Cumulative effect of change in accounting principle—adoption of new accounting standard for asset retirement obligations	—	(313)	—	—	—

Net income (loss)	$47,228	$33,083	$24,352	$13,390	$(4,808)

Earnings (loss) per share:
Basic:
Before cumulative effect of change in accounting principle	$4.13	$2.89	$2.07	$1.15	$(.41)
Cumulative effect of change in accounting principle	—	(.03)	—	—	—

	$4.13	$2.86	$2.07	$1.15	$(.41)

Diluted:
Before cumulative effect of change in accounting principle	$4.02	$2.84	$2.03	$1.12	$(.41)
Cumulative effect of change in accounting principle	—	(.03)	—	—	—

	$4.02	$2.81	$2.03	$1.12	$(.41)

See notes to consolidated financial statements.

KANEB SERVICES LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
			June 30, 2005
	2003	2004
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$43,457	$38,415	$17,291
Accounts receivable (net of allowance for doubtful accounts of $3,777 in 2003, $2,255 in 2004 and $2,264 in 2005)	60,684	85,976	88,090
Inventories	18,637	25,448	26,318
Prepaid expenses and other	9,650	12,614	20,559

Total current assets	132,428	162,453	152,258

Property and equipment	1,360,523	1,451,176	1,468,873
Less accumulated depreciation	247,503	302,564	329,352

Net property and equipment	1,113,020	1,148,612	1,139,521

Investment in affiliates	25,456	25,939	26,828
Excess of cost over fair value of net assets of acquired businesses and other assets	20,663	19,884	18,313

Total assets	$1,291,567	$1,356,888	$1,336,920

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—	$195,984
Accounts payable	36,916	54,280	45,145
Accrued expenses	39,307	38,142	40,156
Accrued interest payable	9,303	9,374	8,928
Accrued distributions payable to shareholders	5,567	5,801	—
Accrued distributions payable to outside non-controlling partners in KPP's net income	19,507	19,863	—
Deferred terminaling fees	7,061	8,851	—

Total current liabilities	117,661	136,311	290,213

Long-term debt	636,308	688,985	528,723
Other liabilities and deferred taxes	52,242	53,520	76,086
Interest of outside non-controlling partners in KPP	407,635	397,717	373,333
Commitments and contingencies
Shareholders' equity:
Shareholders' investment	75,291	77,136	65,924
Accumulated other comprehensive income	2,430	3,219	2,641

Total shareholders' equity	77,721	80,355	68,565

Total liabilities and shareholders' equity	$1,291,567	$1,356,888	$1,336,920

See notes to consolidated financial statements.

KANEB SERVICES LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Operating activities:
Net income (loss)	$47,228	$33,083	$24,352	$13,390	$(4,808)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	39,471	53,195	56,676	27,645	29,501
Provision for loss contingencies	—	—	—	—	42,000
Equity in earnings of affiliates, net of distributions	(3,164)	148	(483)	(497)	(889)
Interest of outside non-controlling partners in KPP's net income expense	52,639	61,908	65,933	33,034	(2,158)
Gain on issuance of units by KPP	(24,882)	(10,898)	—	—	—
Gain on sale of assets	(609)	—	—	—	—
Deferred income taxes	3,105	1,683	(671)	(230)	(14,449)
Cumulative effect of change in accounting principle	—	313	—	—	—
Other	(559)	1,468	(1,191)	(792)	1,334
Changes in working capital components:
Accounts receivable	(16,403)	1,151	(25,292)	(14,107)	(2,114)
Inventories, prepaid expenses and other	(7,643)	(4,766)	(9,775)	(8,780)	(7,620)
Accounts payable and accrued expenses	(165)	7,639	17,135	15,270	(18,979)

Net cash provided by operating activities	89,018	144,924	126,684	64,933	21,818

Investing activities:
Acquisitions, net of cash acquired	(468,477)	(1,644)	(41,853)	(12,478)	(10,034)
Capital expenditures	(31,101)	(44,747)	(42,214)	(17,340)	(22,030)
Proceeds from sale of assets	1,107	—	—	—	—
Other, net	361	(1,388)	2,684	(722)	784

Net cash used in investing activities	(498,110)	(47,779)	(81,383)	(30,540)	(31,280)

Financing activities:
Issuance of debt	756,087	291,377	52,001	17,923	39,690
Payments of debt	(427,493)	(388,051)	(2,500)	(2,000)	—
Distributions to shareholders	(18,351)	(20,473)	(22,860)	(11,134)	(11,724)
Distributions to outside non-controlling partners in KPP	(52,827)	(73,004)	(78,732)	(39,014)	(39,727)
Changes in long-term payables and other liabilities	(10,026)	—	—	—	—
Net proceeds from issuance of units by KPP	175,527	109,056	—	—	—
Other	648	164	111	87	99

Net cash provided by (used in) financing activities	423,565	(80,931)	(51,980)	(34,138)	(11,662)

Effect of exchange rate changes on cash	—	2,766	1,637	—	—

Increase (decrease) in cash and cash equivalents	14,473	18,980	(5,042)	255	(21,124)
Cash and cash equivalents at beginning of period	10,004	24,477	43,457	43,457	38,415

Cash and cash equivalents at end of period	$24,477	$43,457	$38,415	$43,712	$17,291

Supplemental cash flow information—cash paid for interest	$27,070	$35,712	$42,122	$20,899	$22,705

See notes to consolidated financial statements.

KANEB SERVICES LLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands)

	Shareholders' Investment	Accumulated Other Comprehensive Income	Total	Comprehensive Income
Balance at January 1, 2002	$34,428	$(496)	$33,932
Net income for the year	47,228	—	47,228	$47,228
Distributions declared	(18,954)	—	(18,954)	—
Issuance of common shares and other	648	—	648	—
Foreign currency translation adjustment	—	800	800	800

Comprehensive income for the year				$48,028

Balance at December 31, 2002	63,350	304	63,654
Net income for the year	33,083	—	33,083	$33,083
Distributions declared	(21,306)	—	(21,306)	—
Issuance of common shares and other	164	—	164	—
Foreign currency translation adjustment	—	2,457	2,457	2,457
Interest rate hedging transaction	—	(331)	(331)	(331)

Comprehensive income for the year				$35,209

Balance at December 31, 2003	75,291	2,430	77,721
Net income for the year	24,352	—	24,352	$24,352
Distributions declared	(23,094)	—	(23,094)	—
Issuance of common shares and other	587	—	587	—
Foreign currency translation adjustment	—	753	753	753
Interest rate hedging transaction	—	36	36	36

Comprehensive income for the year				$25,141

Balance at December 31, 2004	77,136	3,219	80,355
Net loss for the six months	(4,808)	—	(4,808)	$(4,808)
Distributions declared	(5,923)	—	(5,923)	—
Foreign currency translation adjustment	—	(596)	(596)	(596)
Interest rate hedging transaction	—	18	18	18
Other	(481)	—	(481)	—

Comprehensive loss for the six months (unaudited)				$(5,386)

Balance at June 30, 2005 (unaudited)	$65,924	$2,641	$68,565

See notes to consolidated financial statements.

KANEB SERVICES LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY ORGANIZATION

  General

        On November 27, 2000, the Board of Directors of Kaneb Services, Inc. authorized the distribution of its pipeline, terminaling and product marketing businesses (the "Distribution") to its stockholders in the form of a new limited liability company, Kaneb Services LLC (the "Company"). On June 29, 2001, the Distribution was completed, with each stockholder of Kaneb Services, Inc. receiving one common share of the Company for each three shares of Kaneb Services, Inc.'s common stock held on June 20, 2001, the record date for the Distribution, resulting in the distribution of 10.85 million shares of the Company. On August 7, 2001, the stockholders of Kaneb Services, Inc. approved an amendment to its certificate of incorporation to change its name to Xanser Corporation ("Xanser").

        In September 1989, Kaneb Pipe Line Company LLC ("KPL"), now a wholly owned subsidiary of the Company, formed Kaneb Pipe Line Partners, L.P. ("KPP") to own and operate its refined petroleum products pipeline business. KPL manages and controls the operations of KPP through its general partner interests and a 18% limited partnership interest. KPP operates through Kaneb Pipe Line Operating Partnership, L.P. ("KPOP"), a limited partnership in which KPP holds a 99% interest as limited partner. KPL owns a 1% interest as general partner of KPP and a 1% interest as general partner of KPOP.

        KPL owns a petroleum product marketing business which provides wholesale motor fuel marketing services in the Great Lakes and Rocky Mountain regions of the United States. KPP's product sales business delivers bunker fuels to ships in the Caribbean and Nova Scotia, Canada, and sells bulk petroleum products to various commercial customers at those locations. In the bunkering business, KPP competes with ports offering bunker fuels along the route of the vessel. Vessel owners or charterers are charged berthing and other fees for associated services such as pilotage, tug assistance, line handling, launch service and emergency response services.

  Valero L.P. Merger Agreement

        On October 31, 2004, Valero L.P. agreed to acquire by merger (the "KSL Merger") all of the outstanding common shares of the Company for cash. Under the terms of that agreement, Valero L.P. is offering to purchase all of the outstanding shares of the Company at $43.31 per share.

        In a separate definitive agreement, on October 31, 2004, Valero L.P. and KPP agreed to merge (the "KPP Merger"). Under the terms of that agreement, each holder of units of limited partnership interests in KPP will receive a number of Valero L.P. common units based on an exchange ratio that fluctuates within a fixed range to provide $61.50 in value of Valero L.P. units for each unit of KPP. The actual exchange ratio will be determined at the time of the closing of the proposed merger and is subject to a fixed value collar of plus or minus five percent of Valero L.P.'s per unit price of $57.25 as of October 7, 2004. Should Valero L.P.'s per unit price fall below $54.39 per unit, the exchange ratio will remain fixed at 1.1307 Valero L.P. units for each unit of KPP. Likewise, should Valero L.P.'s per unit price exceed $60.11 per unit, the exchange ratio will remain fixed at 1.0231 Valero L.P. units for each unit of KPP.

        The completion of the KSL Merger is subject to the customary regulatory approvals including those under the Hart-Scott-Rodino Antitrust Improvements Act. The completion of the KSL Merger is also subject to completion of the KPP Merger. All required shareholder and unitholder approvals have been obtained. Upon completion of the mergers, the general partner of the combined partnership will be owned by affiliates of Valero Energy Corporation and the Company and KPP will become wholly owned subsidiaries of Valero L.P.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements reflect the results of operations of the Company, its wholly owned subsidiaries and KPP. The Company controls the operations of KPP through its 2% general partner interest and 18% limited partner interest in KPP as of June 30, 2005. All significant intercompany transactions and balances have been eliminated.

        All information as of June 30, 2005 and for the six-month periods ended June 30, 2004 and 2005 is unaudited. The unaudited condensed consolidated financial statements of the Company for the six-month periods ended June 30, 2004 and 2005, have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company's management, the accompanying interim consolidated financial statements contain all of the adjustments, consisting of normal recurring accruals, necessary to present fairly the consolidated financial position of the Company and its consolidated subsidiaries at June 30, 2005, and the consolidated results of their operations and cash flows for the six-months ended June 30, 2004 and 2005.

        The following significant accounting policies are followed by the Company in the preparation of the consolidated financial statements.

  Cash and Cash Equivalents

        The Company's policy is to invest cash in highly liquid investments with original maturities of three months or less. Accordingly, uninvested cash balances are kept at minimum levels. Such investments are valued at cost, which approximates market, and are classified as cash equivalents.

  Inventories

        Inventories consist primarily of petroleum products purchased for resale in the product marketing business and are valued at the lower of cost or market. Cost is determined by using the weighted-average cost method.

  Property and Equipment

        Property and equipment are carried at historical cost. Additions of new equipment and major renewals and replacements of existing equipment are capitalized. Repairs and minor replacements that do not materially increase values or extend useful lives are expensed. Depreciation of property and equipment is provided on a straight-line basis at rates based upon expected useful lives of various classes of assets, as discussed in Note 5. The rates used for pipeline and certain storage facilities, which are subject to regulation, are the same as those which have been promulgated by the Federal Energy Regulatory Commission. Upon disposal of assets depreciated on an individual basis, the gains and losses are included in current operating income. Upon disposal of assets depreciated on a group basis, unless unusual in nature or amount, residual cost, less salvage, is charged against accumulated depreciation.

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of SFAS No. 144 did not have a material impact on the consolidated financial statements of the Company. Under SFAS No. 144, the carrying value of the Company's property and equipment is periodically evaluated using undiscounted future cash flows as the basis for determining if impairment exists. To the extent impairment is indicated to exist, an impairment loss will be recognized by the Company based on fair value.

  Revenue and Income Recognition

        The pipeline business provides pipeline transportation of refined petroleum products, liquified petroleum gases, and anhydrous ammonia fertilizer. Pipeline revenues are recognized as services are provided. KPP's terminaling services business provides terminaling and other ancillary services. Storage fees are generally billed one month in advance and are reported as deferred income. Terminaling revenues are recognized in the month services are provided. Revenues for the product marketing business are recognized when product is sold and title and risk pass to the customer.

  Sales of Securities by Subsidiaries

        The Company recognizes gains and losses in the consolidated statements of income resulting from subsidiary sales of additional equity interest, including KPP limited partnership units, to unrelated parties.

  Foreign Currency Translation

        The Company translates the balance sheet of KPP's foreign subsidiaries using year-end exchange rates and translates income statement amounts using the average exchange rates in effect during the year. The gains and losses resulting from the change in exchange rates from year to year have been reported separately as a component of accumulated other comprehensive income (loss) in Shareholder's Equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income. The local currency is considered to be the functional currency, except in the Netherland Antilles and Canada, where the U.S. dollar is the functional currency.

  Excess of Cost Over Fair Value of Net Assets of Acquired Businesses

        Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminates the amortization of goodwill (excess of cost over fair value of net assets of acquired businesses) and other intangible assets with indefinite lives. Under SFAS No. 142, intangible assets with lives restricted by contractual, legal, or other means will continue to be amortized over their useful lives. At December 31, 2004, the Company had no intangible assets subject to amortization under SFAS No. 142. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the assets might be impaired. SFAS No. 142 requires a two-step process for testing impairment. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If an impairment is indicated, then the fair value of the reporting unit's goodwill is determined by allocating the unit's fair value to its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its fair value. Based on valuations and analysis performed by the Company at initial adoption date and at each annual evaluation date, including December 31, 2004, the Company determined that the implied fair value of its goodwill exceeded carrying value and, therefore, no impairment charge was necessary.

  Environmental Matters

        KPP environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded by KPP when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or KPP's commitment to a formal plan of action.

  Asset Retirement Obligations

        Effective January 1, 2003, the Company adopted SFAS No. 143 "Accounting for Asset Retirement Obligations", which establishes requirements for the removal-type costs associated with asset retirements. At the initial adoption date of SFAS No. 143, the Company recorded an asset retirement obligation of approximately $5.5 million and recognized a cumulative effect of change in accounting principle of $0.3 million, after interest of outside non-controlling partners in KPP's net income, for its legal obligations to dismantle, dispose of, and restore certain leased KPP pipeline and terminaling facilities, including petroleum and chemical storage tanks, terminaling facilities and barges. The Company did not record a retirement obligation for certain of KPP's pipeline and terminaling assets because sufficient information is presently not available to estimate a range of potential settlement dates for the obligation. In these cases, the obligation will be initially recognized in the period in which sufficient information exists to estimate the obligation. At December 31, 2004, the Company had no assets which were legally restricted for purposes of settling asset retirement obligations. The effect of SFAS No. 143, assuming adoption on January 1, 2002, was not material to the results of operations of the Company for the years ended December 31, 2002, 2003 and 2004. In 2003 and 2004, accretion expense of $0.4 million and $0.2 million, respectively, was included in operating costs.

  Comprehensive Income

        The Company follows the provisions of SFAS No. 130, "Reporting Comprehensive Income", for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 130 requires additional disclosure and does not affect the Company's financial position or results of operations.

  Income Taxes

        Limited liability company operations are not subject to federal or state income taxes. However, certain KPP terminaling operations are conducted through separate taxable wholly owned corporate subsidiaries. The income before tax expense for these subsidiaries was $6.3 million, $18.9 million and $18.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. The income tax expense for KPP's taxable subsidiaries for the years ended December 31, 2002, 2003, and 2004 was

$4.1 million, $5.2 million and $3.3 million, respectively. KPP has recorded a net deferred tax liability of $20.6 million and $21.5 million at December 2003 and 2004, respectively, which is associated with these subsidiaries.

        On June 1, 1989, the governments of the Netherlands Antilles and St. Eustatius approved a Free Zone and Profit Tax Agreement retroactive to January 1, 1989, which expired on December 31, 2000. This agreement required a subsidiary of KPP, which was acquired with Statia on February 28, 2002 (see Note 5), to pay a 2% rate on taxable income, as defined therein, or a minimum payment of 500,000 Netherlands Antilles guilders ($0.3 million) per year. The agreement further provided that any amounts paid in order to meet the minimum annual payment were available to offset future tax liabilities under the agreement to the extent that the minimum annual payment is greater than 2% of taxable income. The subsidiary is currently engaged in discussions with representatives appointed by the Island Territory of St. Eustatius regarding the renewal or modification of the agreement, but the ultimate outcome cannot be predicted at this time. The subsidiary has accrued amounts assuming a new agreement becomes effective, and continues to make payments, as required, under the previous agreement.

  Cash Distributions

        Prior to the acquisition by Valero L.P., as discussed in Note 2, the Company made quarterly distributions of 100% of available cash, as defined in the limited liability agreement, to the common shareholders of record on the applicable record date, within 45 days after the end of each quarter. Available cash consisted generally of all the cash receipts of the Company, less all cash disbursements and reserves. Excess cash flow of the Company's wholly owned product marketing operations was used to reduce working capital borrowings. Distributions of $1.65, $1.825 and $1.96 per share were declared and paid to shareholders with respect to the years ended December 31, 2002, 2003 and 2004, respectively.

        Due to the acquisition by Valero L.P., neither the Company nor KPP declared any distributions subsequent to June 30, 2005. Accordingly, the June 30, 2005 consolidated balance sheet of the Company does not reflect any amounts for accrued distributions payable. A cash distribution of $0.495 per share with respect to the fourth quarter of 2004 was paid on February 14, 2005. A cash distribution of $0.495 per share with respect to the first quarter of 2005 was paid on May 13, 2005.

  Earnings (Loss) Per Share

        Earnings (loss) per share has been calculated using basic and diluted weighted average shares outstanding for each of the periods presented. For the years ended December 31, 2002, 2003 and 2004, basic weighted average shares outstanding were 11,448,000, 11,554,000 and 11,746,000 and diluted weighted average shares outstanding were 11,755,000, 11,792,000 and 11,981,000, respectively. For the six-month periods ended June 30, 2004 and 2005, basic weighted average shares outstanding were 11,680,000 and 11,871,000 and diluted weighted average shares outstanding were 11,907,000 and 11,871,000, respectively.

  Derivative Instruments

        The Company follows the provisions of SFAS No. 133, "Accounting For Derivative Instruments and Hedging Activities", which establishes the accounting and reporting standards for such activities. Under SFAS No. 133, companies must recognize all derivative instruments on their balance sheet at fair value.

Changes in the value of derivative instruments, which are considered hedges, are offset against the change in fair value of the hedged item through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings, depending on the nature of the hedge. SFAS No. 133 requires that unrealized gains and losses on derivatives not qualifying for hedge accounting be recognized currently in earnings.

        On May 19, 2003, KPP issued $250 million of 5.875% senior unsecured notes due June 1, 2013 (see Note 7). In connection with the offering, on May 8, 2003, KPP entered into a treasury lock contract for the purpose of locking in the US Treasury interest rate component on $100 million of the debt. The treasury lock contract, which qualified as a cash flow hedging instrument under SFAS No. 133, was settled on May 19, 2003 with a cash payment by KPP of $1.8 million. The settlement cost of the contract, net of interest of outside non- controlling partners in KPP's accumulated other comprehensive income, has been recorded as a component of accumulated other comprehensive income and is being amortized, as interest expense, over the life of the debt. For the year ended December 31, 2003 and 2004, $0.1 million and $0.2 million, respectively, of amortization is included in interest expense.

        In September of 2002, KPP entered into a treasury lock contract, maturing on November 4, 2002, for the purpose of locking in the U.S. Treasury interest rate component on $150 million of anticipated thirty-year public debt offerings. The treasury lock contract originally qualified as a cash flow hedging instrument under SFAS No. 133. In October of 2002, KPP, due to various market factors, elected to defer issuance of the public debt securities, effectively eliminating the cash flow hedging designation for the treasury lock contract. On October 29, 2002, the contract was settled resulting in a net realized gain of $3.0 million, before interest of outside non-controlling partners in KPP's net income, which was recognized as a component of interest and other income.

  Stock Option Plans

        In December of 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R), which addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise, or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees", and generally requires that such transactions be accounted for using a fair-value-based method. The Company is currently evaluating the provisions of SFAS No. 123R to determine which fair-value-based model and transitional provision to follow upon adoption. The alternatives for transition include either the modified prospective or the modified retrospective methods. The modified prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock as the requisite service is rendered beginning with the first quarter of adoption. The modified retrospective method requires recording compensation expense for stock options and restricted stock beginning with the first period restated. Under the modified retrospective method, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. SFAS No. 123R will be effective for the Company beginning in the third quarter of 2005. The impact of adoption on the Company's consolidated financial statements is still being evaluated.

        In accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company currently applies the provisions of APB Opinion 25 and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS 123. The Company also applies the disclosure provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure" as if the fair-value-based method had been applied in measuring compensation expense. The Black-Scholes option pricing model has been used to estimate the fair value of stock options issued and the assumptions in the calculations under such model include stock price variance or volatility ranging from 3.40% to 4.39%, based on weekly average variances of KPP's units prior to the Distribution and the Company's common shares after the Distribution for the ten year period preceding issuance, a risk-free rate of return ranging from 3.75% to 4.78%, based on the 30-year U.S. treasury bill rate for the ten-year expected life of the options, and an annual dividend yield ranging from 6.89% to 8.36%.

        The following illustrates the effect on net income and basic and diluted earnings per share if the fair value based method had been applied (in thousands, except per share data):

	Year Ended December 31,
	2002	2003	2004
Reported net income	$47,228	$33,083	$24,352
Share-based employee compensation expense determined under the fair value based method	(49)	(85)	(178)

Pro forma net income	$47,179	$32,998	$24,174

Earnings per share:
Basic—as reported	$4.13	$2.86	$2.07

Basic—pro forma	$4.03	$2.86	$2.06

Diluted—as reported	$4.02	$2.81	$2.03

Diluted—pro forma	$3.92	$2.80	$2.02

  Estimates

        The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recent Accounting Pronouncements

        Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which requires that all restructurings initiated after December 31, 2002 be recorded when they are incurred and can be measured at fair value. The adoption of SFAS No. 146 had no effect on the consolidated financial statements of the Company.

        The Company has adopted the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements of Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107, and a rescission of FASB Interpretation No. 34." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The application of this interpretation had no effect on the consolidated financial statements of the Company.

        In December 2003, the FASB issued Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities (FIN 46R), primarily to clarify the required accounting for interests in variable interest entities (VIEs). This standard replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, that was issued in January 2003 to address certain situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. For the Company, application of FIN 46R is required for interests in certain VIEs that are commonly referred to as special-purpose entities, or SPEs, as of December 31, 2003 and for interests in all other types of VIEs as of March 31, 2004. The application of FIN 46R has not and is not expected to have a material impact on the consolidated financial statements of the Company.

        The Company has adopted the provisions of SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments and hedging activities. The adoption of SFAS No. 149, which was effective for derivative contracts and hedging relationships entered into or modified after June 30, 2003, had no impact on the Company's consolidated financial statements.

        On July 1, 2003, the Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which requires certain financial instruments, which were previously accounted for as equity, to be classified as liabilities. The adoption of SFAS No. 150 had no effect on the consolidated financial statements of the Company.

        In March of 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" (FIN 47), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities, even though the timing and/or method of settlement are conditional on a future event, if the amount can be reasonably estimated. FIN 47 must be adopted by the Company by the end of fiscal 2005. The impact of adoption of FIN 47 on the Company's consolidated financial statements is still being evaluated.

3. VALERO L.P. MERGER

        On July 1, 2005, Valero L.P. acquired all of the outstanding shares of the Company as well as all of the outstanding units of KPP. Consequently, the Company and KPP became wholly owned subsidiaries of Valero L.P.

        In connection with the acquisition by Valero L.P., the Company incurred certain costs directly related to the acquisition. For the six months ended June 30, 2005, approximately $23.0 million was included in general and administrative expenses related principally to settling certain outstanding stock awards and settling other employee compensation obligations, and legal fees associated with the acquisition. In addition, on June 30, 2005 the Company and KPP paid approximately $4.4 million in contractual change of control payments. Because these payments were contingent upon the closing of the Valero L.P. merger, these payments were included in prepaid expenses and other at June 30, 2005. To fund a portion of these expenses, the Company and KPP borrowed approximately $39.7 million in the second quarter of 2005.

        On July 1, 2005, Valero L.P. sold all of the outstanding equity interests of Martin Oil LLC, an indirect wholly owned subsidiary of KSL, to Valero Marketing and Supply Company, a wholly owned subsidiary of Valero Energy Corporation, for approximately $27 million.

        On July 1, 2005, Valero L.P. entered into a definitive agreement to sell certain of KPP's assets to Pacific Energy Partners L.P. for approximately $455 million. These asset sales were required by the U.S. Federal Trade Commission as a condition to closing the merger.

4. PUBLIC OFFERING OF UNITS BY KPP

        In March of 2003, KPP issued 3,122,500 limited partnership units in a public offering at $36.54 per unit, generating approximately $109.1 million in net proceeds. The proceeds were used to reduce bank borrowings (See Note 6). As a result of KPP issuing additional units to unrelated parties, the Company's share of net assets of KPP increased by $10.9 million. Accordingly, the Company recognized a $10.9 million gain in 2003.

        In November of 2002, KPP issued 2,095,000 limited partnership units in a public offering at $33.36 per unit, generating approximately $66.7 million in net proceeds. The offering proceeds were used to reduce KPP bank borrowings for the November 2002 fertilizer pipeline acquisition (see Notes 4 and 6). As a result of KPP issuing additional units to unrelated parties, the Company's share of net assets of KPP increased by $7.5 million. Accordingly, the Company recognized a $7.5 million gain in 2002.

        In May of 2002, KPP issued 1,565,000 limited partnership units in a public offering at a price of $39.60 per unit, generating approximately $59.1 million in net proceeds. A portion of the offering proceeds were used to fund KPP's September 2002 acquisition of the Australia and New Zealand terminals (see Note 5). As a result of KPP issuing additional units to unrelated parties, the Company's share of net assets of KPP increased by $8.8 million. Accordingly, the Company recognized an $8.8 million gain in 2002.

        In January of 2002, KPP issued 1,250,000 limited partnership units in a public offering at $41.65 per unit, generating approximately $49.7 million in net proceeds. The proceeds were used to reduce borrowings under KPP's revolving credit agreement (see Note 7). As a result of KPP issuing additional units to unrelated parties, the Company's share of net assets of KPP increased by $8.6 million. Accordingly, the Company recognized an $8.6 million gain in 2002.

5. ACQUISITIONS

        On December 24, 2002, KPP acquired a 400-mile petroleum products pipeline and four terminals in North Dakota and Minnesota from Tesoro Refining and Marketing Company for approximately $100 million in cash, subject to normal post-closing adjustments. The acquisition was initially funded with KPP bank debt (see Note 7). The results of operations and cash flows of the acquired business are included in the consolidated financial statements of the Company since the date of acquisition. Based on the evaluations performed, no amounts were assigned to goodwill or to other intangible assets in the purchase price allocation.

        On November 1, 2002, KPP acquired an approximately 2,000-mile anhydrous ammonia pipeline system from Koch Pipeline Company, L.P. for approximately $139 million in cash. This fertilizer pipeline system originates in southern Louisiana, proceeds north through Arkansas and Missouri, and then branches east into Illinois and Indiana and north and west into Iowa and Nebraska. The acquisition was initially funded with KPP bank debt (see Note 7). The results of operations and cash flows of the acquired business are included in the consolidated financial statements of the Company since the date of acquisition. Based on the evaluations performed, no amounts were assigned to goodwill or to other intangible assets in the purchase price allocation.

        On September 18, 2002, KPP acquired eight bulk liquid storage terminals in Australia and New Zealand from Burns Philp & Co. Ltd. for approximately $47 million in cash. The results of operations and cash flows of the acquired business are included in the consolidated financial statements of the Company since the date of acquisition. Based on the evaluations performed, no amounts were assigned to goodwill or to other intangible assets in the purchase price allocation.

        On February 28, 2002, KPP acquired all of the liquids terminaling subsidiaries of Statia Terminals Group NV ("Statia") for approximately $178 million in cash (net of acquired cash). The acquired Statia subsidiaries had approximately $107 million in outstanding debt, including $101 million of 11.75% notes due in November 2003. The cash portion of the purchase price was initially funded by KPP's revolving credit agreement and proceeds from KPP's February 2002 public debt offering (see Note 7). In April of 2002, KPP redeemed all of Statia's 11.75% notes at 102.938% of the principal amount, plus accrued interest. The redemption was funded by KPP's revolving credit facility (see Note 7). Under the provisions of the 11.75% notes, the Company incurred a $3.0 million prepayment penalty, of which $2.0 million, before interest of outside non-controlling partners in KPP's net income, was recognized as loss on debt extinguishment in 2002.

        The results of operations and cash flows of Statia are included in the consolidated financial statements of the Company since the date of acquisition. Based on the valuations performed, no amounts were assigned to goodwill or to other tangible assets. A summary of the allocation of the Statia purchase price, net of cash acquired, is as follows (in thousands):

Current assets	$10,898
Property and equipment	320,008
Other assets	53
Current liabilities	(39,052)
Long-term debt	(107,746)
Other liabilities	(5,957)

Purchase price	$178,204

6. PROPERTY AND EQUIPMENT

        The cost of property and equipment is summarized as follows (in thousands):

		December 31,
	Estimated Useful life (years)
		2003	2004
Land	—	$75,912	$84,893
Buildings	25 – 35	36,244	39,077
Pipeline and terminaling equipment	15 – 40	1,115,458	1,187,323
Marine equipment	15 – 30	87,204	87,937
Furniture and fixtures	5 – 15	11,577	15,390
Transportation equipment	3 – 6	7,360	7,790
Construction and work-in-progress	—	26,768	28,766

Total property and equipment		1,360,523	1,451,176
Less accumulated depreciation		247,503	302,564

Net property and equipment		$1,113,020	$1,148,612

7. LONG-TERM DEBT

        Long-term debt is summarized as follows (in thousands):

	December 31,
	2003	2004
Revolving credit facility, due in July of 2008	$16,500	$14,000
Revolving credit facility of subsidiary, due in April of 2007	2,112	3,033
KPP $400 million revolving credit facility, due in April of 2006	54,169	95,669
KPP $250 million 5.875% senior unsecured notes, due in June of 2013	250,000	250,000
KPP $250 million 7.75% senior unsecured notes, due in February of 2012	250,000	250,000
KPP term loans, due in April of 2006	29,243	40,770
KPP Australian bank facility, due in April of 2006	34,284	35,513

Total long-term debt	$636,308	$688,985

        The Company has an agreement with a bank that provides for a $50 million revolving credit facility through July 1, 2008. The credit facility, which bears interest at variable rates, is secured by 4.6 million KPP limited partnership units and has a variable rate commitment fee on unused amounts. At December 31, 2004, $14.0 million was drawn on the credit facility.

        The Company's product marketing subsidiary has a credit agreement with a bank that, as amended, provides for a $15 million revolving credit facility through April of 2007. The credit facility bears interest at variable rates, has a commitment fee of 0.25% per annum on unutilized amounts and contains certain financial and operational covenants. At December 31, 2004, the subsidiary was in compliance with all covenants. The credit facility, which is without recourse to the Company, is secured by essentially all of the tangible and intangible assets of the product marketing business and by 250,000 KPP limited partnership units held by a subsidiary of the Company. At December 31, 2004, $3.0 million was drawn on the facility.

        In April of 2003, KPP entered into a credit agreement with a group of banks that provides for a $400 million unsecured revolving credit facility through April of 2006. The credit facility, which provides for an increase in the commitment up to an aggregate of $450 million by mutual agreement between KPP and the banks, bears interest at variable rates and has a variable commitment fee on unused amounts. The credit facility is without recourse to the Company and contains certain financial and operating covenants, including limitations on investments, sales of assets and transactions with affiliates and, absent an event of default, does not restrict distributions to the Company or to other partners. At December 31, 2004, KPP was in compliance with all covenants. Initial borrowings on the credit agreement ($324.2 million) were used to repay all amounts outstanding under KPP's $275 million credit agreement and $175 million bridge loan agreement. At December 31, 2004, $95.7 million was outstanding under the credit agreement.

        On May 19, 2003, KPP issued $250 million of 5.875% senior unsecured notes due June 1, 2013. The net proceeds from the public offering, $247.6 million, were used to reduce amounts due under KPP's revolving credit agreement. Under the note indenture, interest is payable semi-annually in arrears on June 1 and December 1 of each year. The notes are redeemable, as a whole or in part, at the option of KPP, at any time, at a redemption price equal to the greater of 100% of the principal amount of the notes, or the sum of the present value of the remaining scheduled payments of principal and interest, discounted to the redemption date at the applicable U.S. Treasury rate, as defined in the indenture, plus 30 basis points. The note indenture contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates and, absent an event of default, such covenants do not restrict distributions to the Company or to other partners. At December 31, 2004, KPP was in compliance with all covenants.

        In February of 2002, KPP issued $250 million of 7.75% senior unsecured notes due February 15, 2012. The net proceeds from the public offering, $248.2 million, were used to repay the KPP's revolving credit agreement and to partially fund the acquisition of all of the liquids terminating subsidiaries of Statia Terminals Group NV on February 28, 2002. Under the note indenture, interest is payable semi-annually in arrears on February 15 and August 15 of each year. The notes, which are without recourse to the Company, are redeemable, as a whole or in part, at the option of KPP, at any time, at a redemption price equal to the greater of 100% of the principal amount of the notes, or the sum of the present value of the remaining scheduled payments of principal and interest, discounted to the redemption date at the applicable U.S. Treasury rate, as defined in the indenture, plus 30 basis points. The note indenture contains certain financial and operational covenants, including certain limitations on investments, sales of assets and transactions with affiliates and, absent an event of default, such covenants do not restrict distributions to the Company or to other partners. At December 31, 2004, KPP was in compliance with all covenants.

8. RETIREMENT PLANS

        Substantially all of the Company's domestic employees are covered by a defined contribution plan, which provides for varying levels of employer matching. The Company's contributions under these plans were $1.2 million, $1.6 million and $1.6 million for 2002, 2003 and 2004, respectively.

9. SHAREHOLDERS' EQUITY

        The changes in the number of issued and outstanding common shares of the Company are summarized as follows:

Common Shares Issued and Outstanding
Balance at January 1, 2002	11,242,746
Common shares issued	73,091

Balance at December 31, 2002	11,315,837
Common shares issued	206,628

Balance at December 31, 2003	11,522,465
Common shares issued	169,863

Balance at December 31, 2004	11,692,328
Common shares issued	—

Balance at June 30, 2005	11,692,328

        On June 27, 2001, the Board of Directors of the Company declared a distribution of one right for each of its outstanding common shares to each shareholder of record on June 27, 2001. Each right entitles the holder, upon the occurrence of certain events, to purchase from the Company one of its common shares at a purchase price of $60.00 per common share, subject to adjustment. The rights will not separate from the common shares or become exercisable until a person or group either acquires beneficial ownership of 15% or more of the Company's common shares or commences a tender or exchange offer that would result in ownership of 20% or more, whichever occurs earlier. The rights, which expire on June 27, 2011, are redeemable in whole, but not in part, at the Company's option at any time for a price of $0.01 per right. On October 28, 2004, the rights agreement was amended to generally provide that events referred to in the Valero L.P. merger agreement (see Note 1) would not cause the rights to become exercisable.

        The Company has various plans for officers, directors and key employees under which stock options, deferred stock units and restricted shares may be issued.

Stock Options

        The options granted under the plan generally expire ten years from date of grant. All options were granted at prices greater than or equal to the market price at the date of grant.

        At December 31, 2002, options on 701,286 shares at prices ranging from $3.27 to $19.73 were outstanding, of which 412,836 were exercisable at prices ranging from $3.27 to $14.33. At December 31, 2003, options on 374,200 shares at prices ranging from $3.27 to $19.73 were outstanding, of which 195,332 were exercisable at prices ranging from $3.27 to $19.73. At December 31, 2004, options on 506,307 shares at prices ranging from $5.26 to $28.75 were outstanding, of which 137,405 were exercisable at prices ranging from $5.26 to $19.73.

Deferred Stock Unit Plans

        In 2002, the Company initiated a Deferred Stock Unit Plan (the "DSU Plan"), pursuant to which key employees of the Company have, from time to time, been given the opportunity to defer a portion of their compensation for a specified period toward the purchase of deferred stock units ("DSUs"), an instrument designed to track the Company's common shares. Under the plan, DSUs are purchased at a value equal to the closing price of the Company's common shares on the day by which the employee must elect (if they so desire) to participate in the DSU Plan; which date is established by the Compensation Committee, from time to time (the "Election Date"). During a vesting period of one to three years following the Election Date, a participant's DSUs vest only in an amount equal to the lesser of the compensation actually deferred to date or the value (based upon the then-current closing price of the Company's common shares) of the pro-rata portion (as of such date) of the number of DSUs acquired. After the expiration of the vesting period, which is typically the same length as the deferral period, the DSUs become fully vested, but may only be distributed through the issuance of a like number of shares of the Company's common shares on a pre-selected date, which is irrevocably selected by the participant on the Election Date and which is typically at or after the expiration of the vesting period and no later than ten years after the Election Date, or at the time of a "change of control" of the Company, if earlier. DSU accounts are unfunded by the Company. Each person that elects to participate in the DSU Plan is awarded, under the Company's Share Incentive Plan, an option to purchase a number of shares ranging from one-half to one and one-half times the number of DSUs purchased by such person at 100% of the closing price of the Company's common shares on the Election Date, which options become exercisable over a specified period after the grant, according to a schedule determined by the Compensation Committee. At December 31, 2004, 3,802 DSUs had vested under the 2002 Plan.

        In 1996, Kaneb Services, Inc. implemented a DSU plan whereby officers, directors and key executives were permitted to defer compensation on a pretax basis to receive shares of Kaneb Services, Inc. common stock at a predetermined date after the end of the compensation deferral period. In connection with the Distribution, the Company agreed to issue DSUs equivalent in price to the Company's common shares at that time. For every three Kaneb Services, Inc. DSUs held, the Company issued one DSU, such that the intrinsic value of each holder's deferred compensation account remained unchanged as a result of the Distribution. In addition, upon the payment date of any distributions on the Company's common shares, the Company agreed to credit each deferred account with the equivalent value of the distribution. Upon the scheduled payment of the deferred accounts, the Company agreed to issue one common share for each DSU relative to Company DSUs previously issued and to pay the equivalent of the accumulated deferred distributions, plus interest, to the previously deferred account holder. All other terms of the DSU plan remained unchanged. Similarly, Kaneb Services, Inc. agreed to issue to employees of the Company who hold DSUs, the number of shares of Kaneb Services, Inc. (now Xanser) common stock subject to the Kaneb Services, Inc. DSUs held by those employees. At December 31, 2004, approximately 122,000 common shares of the Company are issuable under this arrangement.

Restricted Stock

        In August 2004 and September 2001, the Company issued 60,000 and 30,000, respectively, of restricted common shares to the outside Directors of the Company. All of such shares vest or become transferable in one-third increments on each anniversary date after issuance. In conjunction will the issuance and commencement of vesting of the restricted shares, the Company recognized an expense of $0.2 million in 2002, $0.1 million in 2003 and $0.5 million in 2004.

10. COMMITMENTS AND CONTINGENCIES

        Total rent expense under operating leases amounted to $9.5 million, $14.6 million and $13.5 million for the years ended December 31, 2002, 2003 and 2004, respectively.

        The following is a schedule by years of future minimum lease payments under the Company's, and KPP's, operating leases as of December 31, 2004 (in thousands):

Year ending December 31:
2005	$9,822
2005	8,593
2007	6,238
2008	5,338
2009	4,058
Thereafter	18,140

Total minimum lease payments	$52,189

        The operations of KPP are subject to federal, state and local laws and regulations in the United States and various foreign locations relating to protection of the environment. Although KPP believes its operations are in general compliance with applicable environmental regulations, risks of additional costs and liabilities are inherent in pipeline and terminal operations, and there can be no assurance that significant costs and liabilities will not be incurred by KPP. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of KPP, could result in substantial costs and liabilities to KPP. KPP has recorded an undiscounted reserve for environmental claims in the amount of $23.0 million at December 31, 2004, including $16.9 million related to acquisitions of pipelines and terminals. During 2002, 2003 and 2004, respectively, KPP incurred $2.4 million, $2.1 million and $6.7 million of costs related to such acquisition reserves and reduced the liability accordingly.

        KPP has contingent liabilities resulting from various litigation, claims and commitments, some of which are incident to the ordinary course of business. Other contingencies, which are considered more significant by KPP, are discussed below. KPP records accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Subsequent to the acquisition of the Company by Valero L.P., new management of the Company conducted its own assessment of the matters discussed below, including the procedural postures of various litigation matters. Based upon such informed and comprehensive analysis of available information, management concluded that certain loss contingencies were probable rather than reasonably possible, as prior management had concluded. Therefore, pursuant to Statement of Financial Accounting Standards No. 5, Accounting for Loss Contingencies, an additional $42 million accrual for potential loss contingencies was required, which was recorded in the quarter ended June 30, 2005. Accordingly, KPP has recorded estimated reserves totaling approximately $44 million related to certain of the matters discussed below. However, management believes that there are defenses in each of these matters and it intends to vigorously defend each matter. As a result, the actual payment of any amounts reserved and the timing of such payments ultimately made is uncertain. Management also believes that should KPP be unable to successfully defend itself in these matters, the ultimate payment of any or all of the amounts reserved would not have a material adverse effect on KPP's financial position. However, given the inherent uncertainty in estimating reserves for such matters, KPP can give no assurance that the amounts recorded will not require adjustment in the future, and such adjustments could be significant and could have a material adverse effect on KPP's financial position and results of operations.

  Grace Matter

        Certain subsidiaries of KPP were sued in a Texas state court in 1997 by Grace Energy Corporation ("Grace"), the entity from which KPP acquired ST Services in 1993. The lawsuit involves environmental response and remediation costs allegedly resulting from fuel leaks in the early 1970's from a pipeline. The pipeline, which connected a former Grace terminal with Otis Air Force Base in Massachusetts (the "Otis pipeline" or the "pipeline"), ceased operations in 1973 and was abandoned before 1978, when the connecting terminal was sold to an unrelated entity. Grace alleged that subsidiaries of KPP acquired the abandoned pipeline as part of the acquisition of ST Services in 1993 and assumed responsibility for environmental damages allegedly caused by the fuel leaks. Grace sought a ruling from the Texas court that these subsidiaries are responsible for all liabilities, including all present and future remediation expenses, associated with these leaks and that Grace has no obligation to indemnify these subsidiaries for these expenses. In the lawsuit, Grace also sought indemnification for expenses of approximately $3.5 million that it had incurred since 1996 for response and remediation required by the State of Massachusetts and for additional expenses that it expects to incur in the future. The consistent position of KPP's subsidiaries has been that they did not acquire the abandoned pipeline as part of the 1993 ST Services transaction, and therefore did not assume any responsibility for the environmental damage nor any liability to Grace for the pipeline.

        At the end of the trial, the jury returned a verdict including findings that (1) Grace had breached a provision of the 1993 acquisition agreement by failing to disclose matters related to the pipeline, and (2) the pipeline was abandoned before 1978—15 years before KPP's subsidiaries acquired ST Services. On August 30, 2000, the Judge entered final judgment in the case that Grace take nothing from the subsidiaries on its claims seeking recovery of remediation costs. Although KPP's subsidiaries have not incurred any expenses in connection with the remediation, the court also ruled, in effect, that the subsidiaries would not be entitled to indemnification from Grace if any such expenses were incurred in the future. Moreover, the Judge let stand a prior summary judgment ruling that the pipeline was an asset acquired by KPP's subsidiaries as part of the 1993 ST Services transaction and that any liabilities associated with the pipeline would have become liabilities of the subsidiaries. Based on that ruling, the Massachusetts Department of Environmental Protection and Samson Hydrocarbons Company (successor to Grace Petroleum Company) wrote letters to ST Services alleging its responsibility for the remediation, and ST Services responded denying any liability in connection with this matter. The Judge also awarded attorney fees to Grace of approximately $1.8 million. Both KPP's subsidiaries and Grace have appealed the trial court's final judgment to the Texas Court of Appeals in Dallas. In particular, the subsidiaries have filed an appeal of the judgment finding that the Otis pipeline and any liabilities associated with the pipeline were transferred to them as well as the award of attorney fees to Grace.

        On April 2, 2001, Grace filed a petition in bankruptcy, which created an automatic stay of actions against Grace. This automatic stay covers the appeal of the Dallas litigation, and the Texas Court of Appeals has issued an order staying all proceedings of the appeal because of the bankruptcy. Once that stay is lifted, KPP's subsidiaries that are party to the lawsuit intend to resume vigorous prosecution of the appeal.

        The Otis Air Force Base is a part of the Massachusetts Military Reservation ("MMR Site"), which has been declared a Superfund Site pursuant to CERCLA. The MMR Site contains a number of groundwater contamination plumes, two of which are allegedly associated with the Otis pipeline, and various other waste management areas of concern, such as landfills. The United States Department of Defense, pursuant to a Federal Facilities Agreement, has been responding to the Government remediation demand for most of the contamination problems at the MMR Site. Grace and others have also received and responded to formal inquiries from the United States Government in connection with the environmental damages allegedly resulting from the fuel leaks. KPP's subsidiaries voluntarily responded to an invitation from the Government to provide information indicating that they do not own the pipeline. In connection with a court-ordered mediation between Grace and KPP's subsidiaries, the Government advised the parties in April 1999 that it has identified two spill areas that it believes to be related to the pipeline that is the subject of the Grace suit. The Government at that time advised the parties that it believed it had incurred costs of approximately $34 million, and expected in the future to incur costs of approximately $55 million, for remediation of one of the spill areas. This amount was not intended to be a final accounting of costs or to include all categories of costs. The Government also advised the parties that it could not at that time allocate its costs attributable to the second spill area.

        By letter dated July 26, 2001, the United States Department of Justice ("DOJ") advised ST Services that the Government intends to seek reimbursement from ST Services under the Massachusetts Oil and Hazardous Material Release Prevention and Response Act and the Declaratory Judgment Act for the Government's response costs at the two spill areas discussed above. The DOJ relied in part on the Texas state court judgment, which in the DOJ's view, held that ST Services was the current owner of the pipeline and the successor-in-interest of the prior owner and operator. The Government advised ST Services that it believed it had incurred costs exceeding $40 million, and expected to incur future costs exceeding an additional $22 million, for remediation of the two spill areas. KPP believes that its subsidiaries have substantial defenses. ST Services responded to the DOJ on September 6, 2001, contesting the Government's positions and declining to reimburse any response costs. In 2002, the DOJ asserted that, inclusive of both spill areas, it had incurred over $49 million in costs and expected to incur additional costs of approximately $19 million. The DOJ has not filed a lawsuit against ST Services seeking cost recovery for its environmental investigation and response costs. Representatives of ST Services have met with representatives of the Government on several occasions since September 6, 2001 to discuss the Government's claims and to exchange information related to such claims. Additional exchanges of information may occur in the future and additional meetings may be held to discuss possible resolution of the Government's claims without litigation. KPP does not believe this matter will have a material adverse effect on its financial condition, although there can be no assurances as to the ultimate outcome.

  PEPCO Matter

        On April 7, 2000, a fuel oil pipeline in Maryland owned by Potomac Electric Power Company ("PEPCO") ruptured. Some work performed with regard to the pipeline was conducted by a partnership of which ST Services is general partner. PEPCO alleges that it has incurred costs of approximately $80 million as a result of the spill. PEPCO probably will continue to incur some cleanup related costs for the foreseeable future, primarily in connection with EPA requirements for monitoring the condition of some of the impacted areas. Since May 2000, ST Services has provisionally contributed a minority share of the cleanup expense, which has been funded by ST Services' insurance carriers. ST Services and PEPCO have not, however, reached a final agreement regarding ST Services' proportionate responsibility for this cleanup effort, if any, and cannot predict the amount, if any, that ultimately may be determined to be ST Services' share of the remediation expense, but ST Services believes that such amount will be covered by insurance and therefore will not materially adversely affect KPP's financial condition.

        As a result of the rupture, purported class actions were filed against PEPCO and ST Services in federal and state court in Maryland by property and business owners alleging damages in unspecified amounts under various theories, including under the Oil Pollution Act ("OPA") and Maryland common law. The federal court consolidated all of the federal cases in a case styled as In re Swanson Creek Oil Spill Litigation. A settlement of the consolidated class action, and a companion state-court class action, was reached and approved by the federal judge. The settlement involved creation and funding by PEPCO and ST Services of a $2,250,000 class settlement fund, from which all participating claimants would be paid according to a court-approved formula, as well as a court-approved payment to plaintiffs' attorneys. The settlement has been consummated and the fund, to which PEPCO and ST Services contributed equal amounts, has been distributed. Participating claimants' claims have been settled and dismissed with prejudice. A number of class members elected not to participate in the settlement, i.e., to "opt out," thereby preserving their claims against PEPCO and ST Services. All non- participant claims have been settled for immaterial amounts with ST Services' portion of such settlements provided by its insurance carrier.

        PEPCO and ST Services agreed with the federal government and the State of Maryland to pay costs of assessing natural resource damages arising from the Swanson Creek oil spill under OPA and of selecting restoration projects. This process was completed in mid-2002. ST Services' insurer has paid ST Services' agreed 50 percent share of these assessment costs. In late November 2002, PEPCO and ST Services entered into a Consent Decree resolving the federal and state trustees' claims for natural resource damages. The decree required payments by ST Services and PEPCO of a total of approximately $3 million to fund the restoration projects and for remaining damage assessment costs. The federal court entered the Consent Decree as a final judgment on December 31, 2002. PEPCO and ST Services have each paid their 50% share and thus fully performed their payment obligations under the Consent Decree. ST Services' insurance carrier funded ST Services' payment.

        The U.S. Department of Transportation ("DOT") has issued a Notice of Proposed Violation to PEPCO and ST Services alleging violations over several years of pipeline safety regulations and proposing a civil penalty of $647,000 jointly against the two companies. ST Services and PEPCO have contested the DOT allegations and the proposed penalty. A hearing was held before the Office of Pipeline Safety at the DOT in late 2001. In June of 2004, the DOT issued a final order reducing the penalty to $256,250 jointly against ST Services and PEPCO and $74,000 against ST Services.

        By letter dated January 4, 2002, the Attorney General's Office for the State of Maryland advised ST Services that it intended to seek penalties from ST Services in connection with the April 7, 2000 spill. The State of Maryland subsequently asserted that it would seek penalties against ST Services and PEPCO totaling up to $12 million. A settlement of this claim was reached in mid-2002 under which ST Services' insurer will pay a total of slightly more than $1 million in installments over a five year period. PEPCO has also reached a settlement of these claims with the State of Maryland. Accordingly, KPP believes that this matter will not have a material adverse effect on its financial condition.

        On December 13, 2002, ST Services sued PEPCO in the Superior Court, District of Columbia, seeking, among other things, a declaratory judgment as to ST Services' legal obligations, if any, to reimburse PEPCO for costs of the oil spill. On December 16, 2002, PEPCO sued ST Services in the United States District Court for the District of Maryland, seeking recovery of all its costs for remediation of and response to the oil spill. Pursuant to an agreement between ST Services and PEPCO, ST Services' suit was dismissed, subject to refiling. ST Services has moved to dismiss PEPCO's suit. ST Services is vigorously defending against PEPCO's claims and is pursuing its own counterclaims for return of monies ST Services has advanced to PEPCO for settlements and cleanup costs. KPP believes that any costs or damages resulting from these lawsuits will be covered by insurance and therefore will not materially adversely affect KPP's financial condition. The amounts claimed by PEPCO, if recovered, would trigger an excess insurance policy which has a $600,000 retention, but KPP does not believe that such retention, if incurred, would materially adversely affect KPP's financial condition.

  Paulsboro GATX Matter

        In 2003, Exxon Mobil filed a lawsuit in a New Jersey state court against GATX Corporation, Kinder Morgan Liquid Terminals ("Kinder Morgan"), the successor in interest to GATX Terminals Corporation ("GATX"), and ST Services, seeking reimbursement for remediation costs associated with the Paulsboro, New Jersey terminal. The terminal was owned and operated by Exxon Mobil from the early 1950's until 1990 when purchased by GATX. ST Services purchased the terminal in 2000 from GATX. GATX was subsequently acquired by Kinder Morgan. As a condition to the sale to GATX in 1990, Exxon Mobil undertook certain remediation obligations with respect to the site. In the lawsuit, Exxon Mobil is claiming that it has complied with its remediation and contractual obligations and is entitled to reimbursement from GATX Corporation, the parent company of GATX, Kinder Morgan, and ST Services for costs in the amount of $400,000 that it claims are related to releases at the site subsequent to its sale of the terminal to GATX. It is also alleging that any remaining remediation requirements are the responsibility of GATX Corporation, Kinder Morgan, or ST Services. Kinder Morgan has alleged that it was relieved of any remediation obligations pursuant to the sale agreement between its predecessor, GATX, and ST Services. The terminal was sold to Pacific Energy Corporation who assumed the liability for the pending mediation of this matter.

  Surface Transportation Board Matter

        A subsidiary of KPP purchased the approximately 2,000-mile ammonia pipeline system from Koch Pipeline Company, L.P. and Koch Fertilizer Storage and Terminal Company in 2002. The rates of the ammonia pipeline are subject to regulation by the Surface Transportation Board (the "STB"). The STB had issued an order in May 2000, prescribing maximum allowable rates KPP's predecessor could charge for transportation to certain destination points on the pipeline system. In 2003, KPP instituted a 7% general increase to pipeline rates. On August 1, 2003, CF Industries, Inc. ("CFI") filed a complaint with the STB challenging these rate increases. On August 11, 2004, STB ordered KPP to pay reparations to CFI and to return CFI's rates to the levels permitted under the rate prescription. KPP has complied with the order. The STB, however, indicated in the order that it would lift the rate prescription in the event KPP could show "materially changed circumstances." KPP has submitted evidence of "materially changed circumstances," which specifically includes its capital investment in the pipeline. CFI has argued that KPP's acquisition costs should not be considered by the STB as a measure of KPP's investment base.

        Also, on June 16, 2003, Dyno Nobel Inc. ("Dyno") filed a complaint with the STB challenging the 2003 rate increase on the basis that (i) the rate increase constitutes a violation of a contract rate, (ii) rates are discriminatory and (iii) the rates exceed permitted levels. Dyno also intervened in the CFI proceeding described above. Unlike CFI, Dyno's rates are not subject to a rate prescription. On May 11, 2005, the STB held a hearing on KPP's request to vacate the existing rate prescription and Dyno's contract claims, and post-hearing briefing was completed on June 10, 2005. The case is currently pending before the STB and a ruling is expected later this year. As of June 30, 2005, Dyno would be entitled to approximately $3.1 million in rate refunds, should it be successful. KPP believes, however, that Dyno's claims are of limited merit.

  Port of Vancouver

        ST Services ("STS") currently owns a refined products terminal on property owned by the Port of Vancouver ("Port") and leases the land under the terminal from the Port. Under an Agreed Order entered into with the Washington Department of Ecology ("WDE") when STS purchased the terminal in 1998, STS agreed to investigate and remediate a groundwater plume contaminated by the terminal's previous owner and operator. STS has submitted a final remedial action plan to WDE, and is waiting for WDE to approve that plan. The Port also owns property near the STS terminal site that has been contaminated by other parties, some of which are in bankruptcy. Estimated costs to remediate the STS terminal site depend on a number of factors, including the outcome of litigation involving the other properties owned by the Port that are near the STS terminal site. STS's liability for remediation of the STS site is not the subject of any pending litigation. Until formal claims asserting such liability are made, liability is difficult to assess. Accordingly, STS's liability for any portion of total future remediation costs is not reasonably estimable at this time.

  Other

        Pursuant to the Distribution, the Company entered into an agreement (the "Distribution Agreement") with Xanser whereby the Company is obligated to pay Xanser amounts equal to certain expenses and tax liabilities incurred by Xanser in connection with the Distribution. In January of 2002, the Company paid Xanser $10 million in tax liabilities due in connection with the Distribution Agreement. The Distribution Agreement also requires the Company to pay Xanser an amount calculated based on any income tax liability of Xanser that, in the sole judgment of Xanser, (i) is attributable to increases in income tax from past years arising out of adjustments required by federal and state tax authorities, to the extent that such increases are properly allocable to the businesses that became part of the Company, or (ii) is attributable to the distribution of the Company's common shares and the operations of the Company's businesses prior to the distribution date. In the event of an examination of Xanser by federal or state tax authorities, Xanser will have unfettered control over the examination, administrative appeal, settlement or litigation that may be involved, notwithstanding that the Company has agreed to pay any additional tax.

        KPP has other contingent liabilities resulting from litigation, claims and commitments incident to the ordinary course of business. Management of KPP believes, after consulting with counsel, that the ultimate resolution of such contingencies will not have a material adverse effect on the financial position, results of operations or liquidity of KPP.

11. BUSINESS SEGMENT DATA

        The Company conducts business through three reportable business segments: the Pipeline Operations Segment of KPP, which consists primarily of the transportation of refined petroleum products and fertilizer in the Midwestern states as a common carrier; the Terminaling Operations Segment of KPP, which provides storage for petroleum products, specialty chemicals and other liquids; and the Company's Product Marketing Services Segment, which provides wholesale motor fuel marketing services throughout the Midwest and Rocky Mountain regions, delivers bunker fuels to ships in the Caribbean and Nova Scotia, Canada, and sells bulk petroleum products to various commercial interests. General corporate includes accounting, tax, finance, legal, investor relations and other corporate expenses not related to the segments. General corporate assets include cash, receivables from affiliates of the Company and other assets not related to the segments.

        The Company measures segment profit as operating income. Total assets are those assets controlled by each reportable segment. Business segment data is as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Business segment revenues:
Pipeline operations	$82,698	$119,633	$119,803	$58,513	$62,798
Terminaling operations	205,971	234,958	259,352	126,243	138,607
Product marketing operations	381,159	511,200	676,093	302,625	424,816

	$669,828	$865,791	$1,055,248	$487,381	$626,221

Business segment profit (loss):
Pipeline operations	$38,623	$51,860	$48,853	$23,234	$18,969
Terminaling operations	65,040	66,532	74,663	39,360	(17,533)
Product marketing operations	4,692	12,233	17,262	7,910	11,370
General corporate	(1,996)	(2,121)	(3,999)	(1,055)	(8,879)

Operating income	106,359	128,504	136,779	69,449	3,927
Interest and other income	3,664	365	336	93	313
Interest expense	(29,171)	(39,576)	(43,579)	(21,349)	(23,984)
Loss on debt extinguishment	(3,282)	—	—	—	—
Income (loss) before gain on issuance of units by KPP, income taxes, interest of outside non-controlling partners in KPP's net income (loss) and cumulative effect of change in accounting principle	$77,570	$89,293	$93,536	$48,193	$(19,744)

Business segment assets:
Depreciation and amortization:
Pipeline operations	$6,408	$14,117	$14,538

	Year Ended December 31,
	2002	2003	2004
Terminaling operations	$32,368	$38,089	$41,232
Product marketing operations	695	989	906

	$39,471	$53,195	$56,676

	Year Ended December 31,
	2002	2003	2004
Capital expenditures (excluding acquisitions):
Pipeline operations	$9,469	$9,584	$10,334
Terminaling operations	20,953	34,572	29,511
Product marketing operations	679	591	2,369

	$31,101	$44,747	$42,214

	December 31,
				June 30, 2005
	2002	2003	2004
Total assets:
Pipeline operations	$352,657	$352,901	$351,195	$346,580
Terminaling operations	844,321	874,185	917,966	886,805
Product marketing operations	41,297	58,161	83,404	100,092
General corporation	5,826	6,320	4,323	3,443

	$1,244,101	$1,291,567	$1,356,888	$1,336,920

        The business segment profit (loss) of the terminaling operations segment includes the $42 million provision for loss contingencies (see Note 10) and a $4 million loss due to an impairment of a terminal in the U.K. during the six months ended June 30, 2005.

        The following geographical area data includes revenues and operating income based on location of the operating segment and net property and equipment based on physical location (in thousands).

	Year Ended December 31,
	2002	2003	2004
Geographical area revenues:
United States	$485,322	$535,895	$658,814
United Kingdom	23,937	26,392	29,540
Netherlands Antilles	132,387	241,693	298,273
Canada	23,207	41,689	43,671
Australia and New Zealand	4,975	20,122	24,950

	$669,828	$865,791	$1,055,248

Geographical area operating income:
United States	$83,544	$87,965	$93,954
United Kingdom	7,318	8,583	7,704
Netherlands Antilles	9,616	19,223	22,629
Canada	4,398	6,777	5,248
Australia and New Zealand	1,483	5,956	7,244

	$106,359	$128,504	$136,779

	December 31,
	2002	2003	2004
Geographical area net property and equipment:
United States	$690,262	$693,345	$718,257
United Kingdom	46,543	51,392	63,968
Netherlands Antilles	224,810	217,143	211,382
Canada	78,789	74,995	71,374
Australia and New Zealand	51,872	76,145	83,631

	$1,092,276	$1,113,020	$1,148,612

12. FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

        The estimated fair value of all debt as of December 31, 2003 and 2004 was approximately $654 million and $745 million, as compared to the carrying value of $636 million and $689 million, respectively. These fair values were estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. These estimates are not necessarily indicative of the amounts that would be realized in a current market exchange. See Note 2 regarding derivative instruments.

        The Company markets and sells its services to a broad base of customers and performs ongoing credit evaluations of its customers. The Company does not believe it has a significant concentration of credit risk at December 31, 2004 and June 30, 2005. No customer constituted 10% of the Company's consolidated revenues in 2002, 2003 or 2004.

13. QUARTERLY FINANCIAL DATA (unaudited)

        Quarterly operating results for 2003 and 2004 are summarized as follows (in thousands, except per share amounts):

	Quarter ended
	March 31,		June 30,	September 30,	December 31,
2003:
Revenues	$218,469		$218,654	$214,592	$214,076
Operating income	$33,724		$32,705	$32,251	$29,824
Net income	$16,559	(a)(b)	$5,488	$5,862	$5,174
Earnings per share: Basic	$1.44		$0.48	$0.50	$0.44
Diluted	$1.41		$0.47	$0.49	$0.43
2004:
Revenues	$233,179		$254,202	$272,242	$295,625
Operating income	$32,915		$36,534	$34,927	$32,403
Net income	$5,995		$7,395	$6,811	$4,151
Earnings per share: Basic	$0.51		$0.63	$0.58	$0.35
Diluted	$0.50		$0.62	$0.57	$0.34

(a)
Includes cumulative effect of change in accounting principle—adoption of new accounting standard for asset retirement obligations of approximately $0.3 million.

(b)
See Note 4 regarding gains on issuance of units by KPP.

17,869,565 Units

Representing Limited Liability Company Interests

PROSPECTUS
December 18, 2006

LEHMAN BROTHERS

UBS INVESTMENT BANK

CITIGROUP

MORGAN STANLEY

GOLDMAN, SACHS & CO.

RBC CAPITAL MARKETS

WACHOVIA SECURITIES